UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 27, 2020
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X

Enclosure: Press release
ANGLOGOLD ASHANTI LIMITED – MINERAL RESOURCE AND ORE
RESERVE REPORT FOR THE YEAR ENDED DECEMBER 31, 2019

M I N E R A L   R E S O U R C E   A N D
O R E   R E S E R V E   R E P O R T   2 0 1 9
D I V E R S I F I E D ,   D E C I S I V E ,   S U S T A I N A B L E   B U S I N E S S

T O   B E   T H E
LEADING
MINING
COMPANY
V I S I O N
Geita
2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

CONTENTS
INTRODUCTION
2
About this report
2
Group proﬁle
3
Corporate governance
4
Year in review
5
Group overview
10
CONTINENTAL AFRICA
18
Regional overview
20
Democratic Republic of the Congo (DRC)
22
Ghana
32
Republic of Guinea (Guinea)
56
Mali
70
Tanzania
82
SOUTH AFRICA
96
Regional overview
98
Mponeng
100
Surface Operations
110
AMERICAS
120
Regional overview
122
Argentina
126
Brazil
136
Colombia
184
AUSTRALIA
208
Regional overview
210
Sunrise Dam
212
Tropicana
220
ADMINISTRATIVE INFORMATION
230
Definitions
232
Glossary of terms
234
Abbreviations
237
Administrative information for professional organisations
238
Administration and corporate information
240
… to create value for
stakeholders and to leave
communities and society better
off for our having been there
Our values and beliefs ....
guide all decision-making and
activities in conduct of our
business to ensure we make a
positive impact. They underpin
our environmental, social and
governance (ESG) performance
M I S S I O N
V A L U E S
AngloGold Ashanti’s 2019 suite of reports comprises of:
<IR>
Integrated Report
<NOM>
Notice of Annual General Meeting and Summarised
Financial Information (Notice of Meeting)
<SR>
Sustainability Report
<R&R>
Mineral Resource and Ore Reserve Report
<AFS>
Annual Financial Statements
<WWW>
Reporting website
Safety and
Health
Dignity and
respect
Accountability
Community
Diversity
Environment

SOUTH AFRICA
AMERICAS
AUSTRALIA
ADMINISTRATIVE INFORMATION

ABOUT THIS REPORT
T
he Mineral Resource and Ore Reserve for AngloGold
Ashanti Limited (AngloGold Ashanti) are reported
in accordance with the minimum standards
described by The South African Code for the Reporting
of Exploration Results, Mineral Resources and Mineral
Reserves (The SAMREC Code, 2016 edition).
The reporting criteria, as outlined in the reporting code, have been used in the preparation of internal Competent Person reports (CPR)
for each operation, from which the numbers stated in this report have been drawn. Reporting is also in accordance with Section 12 of the Johannesburg Stock Exchange (JSE) Listings Requirements.
Information is presented by operating region, country, mine and project. Topics for brief discussion in this report include regional and country overview, introduction, geology, exploration, projects and estimation. Further to this, the following information is used to illustrate additional detail across our operations and projects:
•
Location and infrastructure maps
•
Legal aspects and tenure
•
Geological cross-sections and maps of underground workings
where applicable
•
Details of average drill hole spacing and type
•
Inclusive Mineral Resource and Ore Reserve
• below infrastructure
• by-products
•
year-on-year reconciliation
• sensitivities
•
Exclusive Mineral Resource
•
Inferred Mineral Resource in business plan
•
Ore Reserve modifying factors
•
Grade tonnage information on the Mineral Resource
•
Details of appointed Competent Persons
The following should be noted in respect of the
<R&R>
report:
•
All figures are expressed on an attributable basis unless otherwise indicated
•
Unless otherwise stated, $ or dollar refers to United States dollars
•
Locations on maps are indicative
•
Group and company are used interchangeably
•
Mine, operation and business unit are used interchangeably
•
Rounding off of numbers may result in computational discrepancies
•
To reﬂect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, content for gold, silver and uranium to two decimals and copper, sulphur and molydenum content with no decimals
•
Metric tonnes (t) are used throughout this report and all ounces are
Troy ounces
•
For terminology used in this report, please refer to the
<Glossary of
terms>
on page 234.
•
All grade tonnage curves reﬂect the Mineral Resource and exclude stockpiles unless otherwise stated
•
Abbreviations used in this report: gold – Au, copper – Cu,
silver – Ag, sulphur – S, uranium oxide – U
3
O
8
, molybdenum – Mo
RELEVANT STRATEGIC OBJECTIVES
Ensuring a viable Mineral Resource and
Ore Reserve pipeline will enable delivery of
sustained value-adding growth in the long term
MAINTAIN LONG-TERM
OPTIONALITY
IMPROVE PORTFOLIO
QUALITY
RELATED RISK
Ore Reserve and Mineral Resource conversion
CAPITAL AFFECTED
NATURAL CAPITAL
ACHIEVEMENTS 2019
•  Our Ore Reserve increased by 3.5Moz (before
depletion), indicating the progress made in
extending the lives of our mining operations
•  After depletion and excluding South Africa,
the Ore Reserve increased by 1.1Moz
FUTURE APPROACH
To improve operating and mining ﬂexibility by
investing in Ore Reserve development and
Mineral Resource conversion drilling at sites
with high geological potential over the next two
to three years.
For further details please refer to the
<IR>
The Mineral Resource, as reported, is inclusive of the Ore Reserve component unless otherwise stated. Mineral Resource and Ore
Reserve estimates are reported as at 31 December 2019, and are net of 2019 production depletion.

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

GROUP PROFILE
OUR
FOOTPRINT
Our operations and projects are located in key gold producing regions around the world and are grouped regionally as Americas, Continental Africa, South Africa and Australia.
OUR MINERAL RESOURCE AND ORE
RESERVE ARE UNDERPINNED BY
APPROPRIATE MINERAL RESOURCE
MANAGEMENT PROCESSES
AND PROTOCOLS
Legend
Operations
Projects
Asset sale underway
(1)
Sale process at an advanced stage
(2)
Change in ownership to 100% as B2Gold's shareholding was converted to a share of profits. Will be a copper mine producing gold and silver as by-products
(3)
Agreement and sale announced in December 2019
(4)
Obuasi's redevelopment project began in 2019
(5)
Kibali and Morila are operated by Barrick Gold Corporation (Barrick).
Morila Mineral Resource and Ore Reserve has been written off
(6)
Agreement and sale announced post year end in February 2020
AMERICAS
1   Argentina
Cerro Vanguardia (92.5%)
(1)
2   Brazil
Serra Grande
AGA Mineração
3   Colombia
Gramalote (51%)
La Colosa
Quebradona
(2)
CONTINENTAL AFRICA
4   Guinea
Siguiri (85%)
5   Mali
      Morila
(5)
Sadiola (41%)
(3)
6   Ghana
      Iduapriem
      Obuasi
(4)
7
Democratic Republic of the
Congo (DRC)
Kibali (45%)
(5)
8    Tanzania
Geita
SOUTH AFRICA
9
South Africa
Mponeng
(6)
Surface Operations
(6)
AUSTRALIA
10  Australia
Sunrise Dam
Tropicana (70%)
Our operations and projects are grouped regionally as follows:
Note: Percentages indicate the ownership interest held by AngloGold Ashanti.
All operations are 100%-owned unless otherwise indicated
9
2
3
1
8
10
7
6
4
5

SOUTH AFRICA
AMERICAS
AUSTRALIA
ADMINISTRATIVE INFORMATION

Competent Persons
The information in this report relating to Exploration
Results, Mineral Resource and Ore Reserve is based
on information compiled by, or under, the supervision
of the Competent Persons as defined in the SAMREC
Code. All Competent Persons are employed by
AngloGold Ashanti, except for Kibali and Morila, and
have sufficient experience relevant to the style of
mineralisation and type of deposit under consideration
and to the activity which they are undertaking.
The legal tenure of each operation and project has
been verified to the satisfaction of the accountable
Competent Person and it has been confirmed that
all of our Ore Reserve is covered by the required
mining permits or there exists a realistic expectation
that these permits will be issued. This will be detailed
within this document. The Competent Persons
consent to the inclusion of Exploration Results,
Mineral Resource and Ore Reserve information in this
report, in the form and context in which it appears.
Accordingly, the Chairman of the Mineral Resource and
Ore Reserve Steering Committee, VA Chamberlain,
MSc (Mining Engineering), BSc (Hons) (Geology),
MGSSA, FAusIMM, assumes responsibility for the
Mineral Resource and Ore Reserve processes for
AngloGold Ashanti and is satisfied that the Competent
Persons have fulfilled their responsibilities.
VA Chamberlain has 32 years’ experience in
exploration and mining and is employed full-time
by AngloGold Ashanti and can be contacted at the
following address: 76 Rahima Moosa Street, Newtown,
Johannesburg, 2001, South Africa.
CORPORATE GOVERNANCE
A
ngloGold Ashanti reports its Mineral Resource
and Ore Reserve in accordance with the minimum
standards prescribed by the SAMREC Code,
2016 edition.
We achieve this through ensuring the principles of integrity, transparency and materiality are central to the compilation of this report and through using the reporting criteria and definitions as detailed in the SAMREC Code. Refer to
<Definitions>
in this report
on page 232 for further details. In complying with the SAMREC
Code, changes to AngloGold Ashanti’s Mineral Resource and Ore
Reserve have been reviewed and it was concluded that none of the changes are material to the overall valuation of the company.
AngloGold Ashanti has therefore, once again, resolved not to provide the detailed reporting as defined in Table 1 of the code.
We will however continue to provide the high level of detail we have in previous years in order to comply with the transparency requirements of the code.
Our established Mineral Resource and Ore Reserve Steering
Committee (RRSC) is responsible for setting and overseeing our
Mineral Resource and Ore Reserve governance framework and for ensuring that it meets the AngloGold Ashanti’s goals and objectives while complying with all relevant regulatory codes. The committee’s membership and terms of references are mandated under a policy document signed by the Chief Executive Officer.
For more than a decade, the company has developed and
implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Ore Reserve and
Mineral Resource estimates. The following operations were subject to an external review in line with the policy that each operation/
project will be reviewed by an independent third party on average once every three years:
•
Mineral Resource and Ore Reserve at Siguiri
•
Mineral Resource and Ore Reserve at Geita
•
Mineral Resource and Ore Reserve at AGA Mineração Cuiabá
and Lamego
•
Mineral Resource and Ore Reserve at AGA Mineração Córrego
do Sítio
The external reviews were conducted by Golder Associates Pty
Ltd and certificates of sign-off received to state that the Mineral
Resource and/or Ore Reserve estimates are reported in
accordance with the SAMREC Code.
In addition, numerous internal Mineral Resource and Ore Reserve process reviews were completed by suitably qualified Competent
Persons from within AngloGold Ashanti. No significant deficiencies were identified. Our Mineral Resource and Ore Reserve are
underpinned by appropriate Mineral Resource management
processes and protocols. These procedures have been developed to be compliant with the guiding principles of the Sarbanes-Oxley
Act of 2002 (SOX).
AngloGold Ashanti makes use of a web-based group reporting
database called the Resource and Reserve Reporting System
(RCubed) for the compilation and authorisation of Mineral Resource and Ore Reserve reporting. It is a fully integrated system for reporting and reconciliation of Mineral Resource and Ore Reserve that supports various regulatory reporting requirements, including the United States Securities and Exchange Commission (SEC)
and the JSE under the SAMREC Code. AngloGold Ashanti uses
RCubed to ensure a documented chain of responsibility exists from the Competent Persons at the operations to the company’s RRSC.
AngloGold Ashanti has also developed an enterprise-wide risk management tool that provides consistent and reliable data that allows for visibility of risks and actions across the group. This tool is used to facilitate, control and monitor material risks to the Mineral
Resource and Ore Reserve, thus ensuring that the appropriate risk management and mitigation plans are in place.

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

YEAR IN REVIEW
A
ngloGold Ashanti strives to actively create value by growing its major asset - the Mineral Resource and Ore Reserve. This drive is based on active, well-defined brownfields and advanced project development programmes, innovation in both geological modelling and mine planning, and continual optimisation of the asset portfolio.
Price assumptions
The SAMREC Code requires the use of reasonable economic assumptions. These include long-range commodity price and exchange rate forecasts. These are reviewed annually and are prepared in-house using a range of techniques including historic price averages. AngloGold Ashanti selects a conservative Ore Reserve price relative to its peers. This is done to fit into the strategy to include a margin in the mine planning process. The resultant plan is then valued at a higher business planning price.
The Mineral Resource sensitivities shown in the detail of this report use a base of $1,400/oz and a range of $200/oz, unless otherwise stated. The Ore Reserve sensitivities shown in the detail of this report use a base of $1,100/oz and a range of
$100/oz, unless otherwise stated.
At several of our underground operations, primarily in Brazil and Australia, a change in methodology in 2019 resulted in significant reductions in Mineral Resource. These changes where introduced in order to better meet the requirement for eventual economic extraction. The process saw the introduction of a stope optimiser to constrain the Mineral Resource in an economically and technically defined shape, and a clean out of existing pillars not considered minable from a geotechnical perspective.
This process represents a once off adjustment.
Gold price
The following local prices of gold were used as the basis for estimation:
Local prices of gold
Gold price
South Africa
Australia
Brazil
Argentina
Colombia
US$/oz
ZAR/kg
AUD/oz
BRL/oz
ARS/oz
COP/oz
2019 Ore Reserve
1,100
541,501
1,512
4,230
57,080
3,230,030
2018 Ore Reserve
1,100
501,150
1,509
3,565
45,443
–
2019 Mineral Resource
1,400
693,274
1,981
5,166
78,102
3,838,220
2018 Mineral Resource
1,400
563,331
1,778
4,501
51,564
–
Copper price
The following copper prices were used as the basis for estimation:
Copper price
US$/lb
Copper price
COP/lb
2019 Ore Reserve
2.65
7,947
2018 Ore Reserve
2.65
–
2019 Mineral Resource
3.30
9,646
2018 Mineral Resource
3.30
–
Geita
Ore Reserve
3,068Mlb
Inclusive
Mineral Resource
9,677Mlb
Ore Reserve
43.9Moz
Inclusive
Mineral Resource
175.6Moz

SOUTH AFRICA
AMERICAS
AUSTRALIA
ADMINISTRATIVE INFORMATION

Year-on-year changes
Moz
Mineral Resource as at 31 December 2018 184.5
Depletions (4.1)
Sub-total 180.4
Additions Due to:
Quebradona Remodelling and change in ownership 1.4
Geita Exploration of underground and surface targets 1.0
Iduapriem
Mineral Resource conversion drilling and reduced mining costs after contract renegotiation
0.9
Other Additions less than 0.5Moz 0.8
Sub-total 184.5
Reductions Due to:
Obuasi
Constraining of the Mineral Resource following changes in methodology and removal of Mineral Resource at depth resulting from downgrading
(3.0)
AGA Mineração Application of a mining constraint on the underground Mineral Resource (2.8)
Sunrise Dam Application of a mining constraint on the underground Mineral Resource (1.5)
Siguiri Increased costs (1.1)
Other Reductions less than 0.5Moz (0.5)
Mineral Resource as at 31 December 2019 175.6
Copper
The AngloGold Ashanti Mineral Resource increased from 3.61Mt (7,954Mlb) in December 2018 to 4.39Mt (9,677Mlb) in December 2019.
This gross annual increase of 0.78Mt includes an increase of 0.58Mt (1,293Mlb) due to methodology and 0.20Mt (430Mlb) due to change in ownership from 94.876% to 100% as B2Gold’s shareholding was converted to a share of profits. The Mineral Resource was estimated at a copper price of US$3.30/lb (2018: US$3.30/lb).
Year-on-year changes
Mt
Mlb
Mineral Resource as at 31 December 2018 3.61 7,954
Additions Due to:
Quebradona Remodelling and change in ownership 0.78 1,723
Mineral Resource as at 31 December 2019 4.39 9,677
YEAR IN REVIEW    C O N T I N U E D
Mineral Resource
Gold
Our Mineral Resource reduced from 184.5Moz in December 2018 to 175.6Moz in
December 2019. This gross annual decrease of 8.9Moz includes depletion of 4.1Moz.
The balance of 4.8Moz resulted from reductions of 4.0Moz due to the application of a revised methodology, at some operations, to constrain the underground Mineral
Resource and thereby ensure the Mineral Resource meets the requirement for reasonable and realistic prospects of eventual economic extraction. Further reductions of 2.4Moz were due primarily to pillar cleanup, 0.6Moz was due to revised geotechnical design requirements and other factors resulted in reductions of 1.3Moz. These reductions were offset by increases due to exploration of 2.9Moz, changes in economic assumptions of 0.3Moz and changes in ownership of 0.3Moz. The Mineral Resource was estimated at a gold price of US$1,400/oz (2018: US$1,400/oz).
Iduapriem

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

160
165
170
175
180
185
190
0.0
(0.6)
2018
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
disposal
Acquisition/
2019
AngloGold Ashanti
Gold Mineral Resource
0.0
(6.4)
(4.1)
2.9
0.3
184.5
0.3
175.6
(1.3)
7,000
7,500
8,000
8,500
9,000
9,500
10,000
0
0
2018
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
disposal
Acquisition/
2019
AngloGold Ashanti
Copper Mineral Resource
0
1,293
0
0
0
7,954
430
9,677
0
Queiroz, Nova Lima

SOUTH AFRICA
AMERICAS
AUSTRALIA
ADMINISTRATIVE INFORMATION

YEAR IN REVIEW     C O N T I N U E D
Year-on-year changes
Moz
Ore Reserve as at 31 December 2018 44.1
Depletions (3.7)
Sub-total 40.4
Additions
Due to:
Obuasi Model updates which resulted in new designs for Sansu, Blocks 8 and 11 1.3
Kibali
Exploration upgraded Inferred Mineral Resource which was partially offset by higher open pit costs which resulted from the changes in the DRC mining code.
Fresh rock processing costs also increased
0.8
Geita
Exploration which upgraded additions at Nyankanga and Star and Comet and the steepening of the planned eastern pit wall at Nyankanga Cut 8
0.8
AGA Mineração
Additions to the Cuiabá model, mainly at Serrotinho, which were countered by increased costs used in the feasibility study (FS) for mining of the secondary orebodies as well as a review of mining methods. At Lamego, additions resulted from exploration at Carruagem
0.5
Iduapriem Inclusion of Block 5 in the Ore Reserve given reduced mining costs 0.5
Quebradona Remodelling and change in ownership 0.3
Other Additions less than 0.3Moz 0.3
Sub-total 44.9
Reductions Due to:
Other Reductions less than 0.3Moz (1.0)
Ore Reserve as at 31 December 2019 43.9
Copper
The AngloGold Ashanti Ore Reserve increased from 1.26Mt (2,769Mlb) in December 2018 to 1.39Mt (3,068Mlb) in December 2019. This
gross annual increase of 0.14Mt includes an increase of 0.07Mt (150Mlb) due to methodology and 0.07Mt (150Mlb) due to change in ownership from 94.876% to 100% as B2Gold’s shareholding was converted to a share of profits. The Ore Reserve was estimated at a copper price of US$2.65/lb (2018: US$2.65/lb).
Year-on-year changes
Mt
Mlb
Ore Reserve as at 31 December 2018 1.26 2,769
Additions Due to:
Quebradona Remodelling and change in ownership 0.14 300
Ore Reserve as at 31 December 2019 1.39 3,068
Ore Reserve
Gold
Our Ore Reserve reduced from 44.1Moz in December 2018 to
43.9Moz in December 2019. This gross annual decrease of 0.2Moz includes depletion of 3.7Moz. The increase before depletion of 3.5Moz, resulted from additions of 3.6Moz due to exploration and modelling changes, changes in economic assumptions of 0.4Moz and a change in ownership of 0.1Moz. Other factors resulted in a 0.6Moz reduction.
The Ore Reserve was estimated using a gold price of US$1,100/oz
(2018: US$1,100/oz).
Geita

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

38
39
40
41
42
43
44
45
(0.6)
0.0
2018
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Revenue factor
Other
disposal
Acquisition/
2019
AngloGold Ashanti
Gold Ore Reserve
0.1
0.5
0.2
(3.7)
3.1
0.3
44.1
0.1
43.9
(0.2)
1,500
1,700
1,900
2,100
2,300
2,500
2,700
2,900
3,100
3,300
0
0
2018
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Revenue factor
Other
disposal
Acquisition/
2019
AngloGold Ashanti
Copper Ore Reserve
0
150
0
0
0
0
2,769
150
3,068
0
Sunrise Dam
By-products
Several by-products are
recovered as a result of
processing of the gold Ore
Reserve and copper Ore
Reserve. These include
estimates over life of mine
(LOM) of 0.39Mt of
sulphur from Brazil,
18.76Moz of silver from
Argentina and 25.95Moz
of silver from Colombia.

SOUTH AFRICA
AMERICAS
AUSTRALIA
ADMINISTRATIVE INFORMATION

GROUP OVERVIEW
Mineral Resource
Mineral Resource by country inclusive of Ore Reserve: gold
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Democratic Republic of the Congo Measured 14.49 4.02 58.19 1.87
Indicated 43.37 3.30 143.08 4.60
Inferred 12.05 3.22 38.84 1.25
Total 69.91 3.43 240.11 7.72
Ghana Measured 10.43 5.28 55.03 1.77
Indicated 186.23 3.66 682.34 21.94
Inferred 74.64 5.63 420.05 13.50
Total 271.30 4.27 1,157.42 37.21
Guinea Measured 18.20 0.63 11.55 0.37
Indicated 113.65 0.96 109.58 3.52
Inferred 53.75 1.04 56.08 1.80
Total 185.60 0.95 177.21 5.70
Mali Measured – – – –
Indicated 46.63 1.86 86.63 2.79
Inferred 7.23 1.68 12.19 0.39
Total 53.86 1.83 98.82 3.18
Tanzania Measured 4.89 4.85 23.71 0.76
Indicated 35.27 2.60 91.73 2.95
Inferred 21.47 4.24 90.99 2.93
Total 61.63 3.35 206.42 6.64
South Africa Measured 104.63 1.64 171.13 5.50
Indicated 596.87 1.91 1,142.09 36.72
Inferred 24.70 11.25 277.85 8.93
Total 726.21 2.19 1,591.07 51.15
Argentina Measured 8.23 2.14 17.62 0.57
Indicated 20.19 2.71 54.73 1.76
Inferred 5.71 2.63 14.99 0.48
Total 34.13 2.56 87.34 2.81
Brazil Measured 17.78 4.58 81.51 2.62
Indicated 30.03 4.47 134.25 4.32
Inferred 49.52 4.23 209.41 6.73
Total 97.33 4.37 425.16 13.67
Colombia Measured 57.90 0.58 33.84 1.09
Indicated 1,120.18 0.79 884.33 28.43
Inferred 622.16 0.45 280.35 9.01
Total 1,800.23 0.67 1,198.51 38.53
Australia Measured 57.88 1.17 67.82 2.18
Indicated 70.81 1.91 135.36 4.35
Inferred 28.30 2.69 76.23 2.45
Total 156.99 1.78 279.40 8.98
Total Measured 294.43 1.77 520.39 16.73
Indicated 2,263.23 1.53 3,464.11 111.37
Inferred 899.53 1.64 1,476.96 47.49
Total 3,457.19 1.58 5,461.46 175.59

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

Mineral Resource by country exclusive of Ore Reserve: gold
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Democratic Republic of the Congo Measured 5.83 2.98 17.35 0.56
Indicated 28.93 2.63 76.08 2.45
Inferred 12.05 3.22 38.84 1.25
Total 46.81 2.83 132.28 4.25
Ghana Measured 2.03 3.92 7.94 0.26
Indicated 129.75 3.48 452.03 14.53
Inferred 74.64 5.63 420.05 13.50
Total 206.42 4.26 880.02 28.29
Guinea Measured – – – –
Indicated 49.17 0.95 46.60 1.50
Inferred 53.89 1.04 56.06 1.80
Total 103.06 1.00 102.66 3.30
Mali Measured – – – –
Indicated 21.08 1.72 36.21 1.16
Inferred 7.23 1.68 12.19 0.39
Total 28.32 1.71 48.40 1.56
Tanzania Measured 1.97 3.18 6.27 0.20
Indicated 25.10 1.95 48.87 1.57
Inferred 14.48 4.16 60.31 1.94
Total 41.55 2.78 115.45 3.71
South Africa Measured 7.37 18.83 138.81 4.46
Indicated 61.63 9.64 593.96 19.10
Inferred 17.88 15.36 274.73 8.83
Total 86.88 11.60 1,007.49 32.39
Argentina Measured 3.80 3.17 12.05 0.39
Indicated 12.80 2.86 36.65 1.18
Inferred 4.81 2.91 14.01 0.45
Total 21.41 2.93 62.72 2.02
Brazil Measured 12.59 4.49 56.60 1.82
Indicated 13.68 3.24 44.25 1.42
Inferred 48.59 4.25 206.28 6.63
Total 74.86 4.10 307.14 9.87
Colombia Measured 57.90 0.58 33.84 1.09
Indicated 945.23 0.79 751.05 24.15
Inferred 622.16 0.45 280.35 9.01
Total 1,625.28 0.66 1,065.24 34.25
Australia Measured 30.26 1.17 35.54 1.14
Indicated 41.17 1.64 67.41 2.17
Inferred 28.30 2.69 76.23 2.45
Total 99.73 1.80 179.17 5.76
Total Measured 121.75 2.53 308.40 9.92
Indicated 1,328.55 1.62 2,153.12 69.22
Inferred 884.03 1.63 1,439.05 46.27
Total 2,334.33 1.67 3,900.56 125.41

SOUTH AFRICA
AMERICAS
AUSTRALIA
ADMINISTRATIVE INFORMATION

Mineral Resource by country inclusive of Ore Reserve: copper
Tonnes
Grade
Contained copper
as at 31 December 2019
Category
million
%Cu
tonnes million pounds million
Colombia Measured 57.90 1.10 0.64 1,406
Indicated 203.77 0.89 1.81 3,981
Inferred 340.43 0.57 1.95 4,290
Total 602.10 0.73 4.39 9,677
Total Measured 57.90 1.10 0.64 1,406
Indicated 203.77 0.89 1.81 3,981
Inferred 340.43 0.57 1.95 4,290
Total 602.10 0.73 4.39 9,677
Mineral Resource by country exclusive of Ore Reserve: copper
Tonnes
Grade
Contained copper
as at 31 December 2019
Category
million
%Cu
tonnes million pounds million
Colombia Measured 57.90 1.10 0.64 1,406
Indicated 92.53 0.45 0.41 913
Inferred 340.43 0.57 1.95 4,290
Total 490.86 0.61 3.00 6,609
Total Measured 57.90 1.10 0.64 1,406
Indicated 92.53 0.45 0.41 913
Inferred 340.43 0.57 1.95 4,290
Total 490.86 0.61 3.00 6,609
GROUP OVERVIEW    C O N T I N U E D
Obuasi

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

Ore Reserve
Ore Reserve by country: gold
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Democratic Republic of the Congo Proved 9.29 4.13 38.36 1.23
Probable 21.52 4.23 90.99 2.93
Total 30.81 4.20 129.35 4.16
Ghana Proved 3.40 0.84 2.85 0.09
Probable 63.14 4.35 274.53 8.83
Total 66.54 4.17 277.37 8.92
Guinea Proved 18.20 0.63 11.55 0.37
Probable 54.12 0.80 43.27 1.39
Total 72.33 0.76 54.82 1.76
Mali Proved – – – –
Probable 24.50 2.01 49.23 1.58
Total 24.50 2.01 49.23 1.58
Tanzania Proved – – – –
Probable 13.44 3.50 47.03 1.51
Total 13.44 3.50 47.03 1.51
South Africa Proved 65.00 0.36 23.49 0.76
Probable 493.05 0.93 457.83 14.72
Total 558.05 0.86 481.32 15.47
Argentina Proved 4.47 1.25 5.59 0.18
Probable 7.68 2.38 18.30 0.59
Total 12.16 1.97 23.89 0.77
Brazil Proved 3.80 3.66 13.90 0.45
Probable 12.24 4.38 53.65 1.72
Total 16.04 4.21 67.55 2.17
Colombia Proved – – – –
Probable 174.95 0.76 133.27 4.28
Total 174.95 0.76 133.27 4.28
Australia Proved 27.62 1.17 32.28 1.04
Probable 29.64 2.29 67.95 2.18
Total 57.26 1.75 100.23 3.22
Total
Proved 131.79 0.97 128.02 4.12
Probable 894.28 1.38 1,236.05 39.74
Total 1,026.07 1.33 1,364.07 43.86
Ore Reserve by country: copper
Tonnes
Grade
Contained copper
as at 31 December 2019
Category
million
%Cu
tonnes million pounds million
Colombia Proved – – – –
Probable 111.24 1.25 1.39 3,068
Total 111.24 1.25 1.39 3,068
Total Proved – – – –
Probable 111.24 1.25 1.39 3,068
Total 111.24 1.25 1.39 3,068

SOUTH AFRICA
AMERICAS
AUSTRALIA
ADMINISTRATIVE INFORMATION

GROUP OVERVIEW    C O N T I N U E D
Reconciliation of gold Mineral Resource (gold content Moz)
as at 31 December 2019
Previous
year
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Continental Africa region
Kibali 7.65 (0.43) 0.68 (0.18) – (0.05) – – 0.04
Iduapriem 5.56 (0.33) 0.04 – – 1.00 (0.10) – 0.01
Obuasi 34.05 (0.03) 0.01 (1.42) – – (0.36) – (1.21)
Siguiri 7.18 (0.39) 0.05 (0.07) – (1.10) 0.03 – (0.00)
Morila 0.09 (0.04) – 0.00 – – – – (0.06)
Sadiola 3.23 (0.05) – – – – – – –
Geita 6.26 (0.64) 0.52 0.03 – 0.45 – – 0.03
Total 64.01 (1.91) 1.30 (1.64) – 0.30 (0.43) – (1.19)
South Africa region
Vaal River Surface 2.81 (0.23) 0.01 – – – 0.03 – (0.00)
Mine Waste Solutions 2.18 (0.09) 0.05 – – – – – 0.00
West Wits Surface 0.62 (0.05) 0.01 – – – 0.00 – (0.01)
Mponeng 46.18 (0.30) 0.59 – – (0.60) – – (0.05)
Total 51.79 (0.67) 0.66 – – (0.60) 0.03 – (0.06)
Americas region
Cerro Vanguardia 2.86 (0.21) – (0.08) – 0.29 – – (0.05)
AGA Mineração 13.63 (0.41) 0.43 (3.37) – 0.36 (0.19) – –
Serra Grande 3.84 (0.15) 0.28 (0.76) – – – – 0.00
Gramalote 3.07 – – – – – – – –
La Colosa 28.33 – – – – – – – –
Quebradona 5.74 – – 1.08 – – – – –
Total 57.47 (0.77) 0.72 (3.13) – 0.65 (0.19) – (0.05)
Australia region
Sunrise Dam 5.84 (0.32) 0.16 (1.65) 0.04 – – – –
Tropicana 5.39 (0.48) 0.07 0.02 – (0.10) – – 0.01
Total 11.23 (0.80) 0.24 (1.63) 0.04 (0.10) – – 0.01
Grand total 184.50 (4.14) 2.91 (6.40) 0.04 0.25 (0.60) – (1.29)
Reconciliation of copper Mineral Resource (copper content Mlb)
as at 31 December 2019
Previous
year
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Americas region
Quebradona 7,954 – – 1,293 – – – – –
Total 7,954 – – 1,293 – – – – –
Grand total 7,954 – – 1,293 – – – – –

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

Acquisition/
disposal
Current
year
Net
diff
%
Comments
– 7.72 0.07 1
Additional ounces from exploration drill campaigns offset the combined impacts of depletion, increase in open pit cut-off grades (higher unit costs) and removal of unrecoverable blocks from underground.
– 6.17 0.61 11
Increase due to revised Mineral Resource models using the 2019 exploration information from Mineral Resource conversion drilling programmes and a mining cost reduction secured by contract renegotiation.
– 31.04 (3.01) (9) Remodelling of Sansu, Blocks 8 and 11 resulted in reductions.
– 5.70 (1.48) (21)
The reduction in Mineral Resource is largely due to an increase in cost. The processing cost for sulphide material increased which resulted in higher cut-off grades being used in the Mineral Resource reporting process.
– – (0.09) (100) The remaining Mineral Resource was written off.
– 3.18 (0.05) (1)
Open pit mining activities stopped at the end of March 2018 and the in situ Mineral Resource remained the same.
Stockpile material was processed from April 2018 until December 2019.
– 6.64 0.38 6
Mineral Resource depletion has been offset by gains from exploration due to Mineral Resource development drilling on potential underground and surface targets. Reduced costs also increased the Mineral Resource.
– 60.44 (3.57) (6)
– 2.62 (0.19) (7)
Depletions from Sulphur Paydam, South East Extension and East tailings storage facilities (TSFs). Harties 7 low grade stockpile was depleted in 2019. Buffels 9 low grade stockpile was also processed. Additions include West
Compartment 4 and West Extension TSFs.
– 2.15 (0.03) (1) Material was processed from Harties 1, 2 and 7 TSFs. A new Mineral Resource model was estimated for Harties 2 TSF.
– 0.57 (0.05) (8)
Normal additions and depletions for 2019. Sources processed include Mponeng and Savuka R11 low grade stockpile and Old North L19 TSF material. A Mineral Resource model update was estimated for the Old North TSF.
– 45.81 (0.37) (1)
Change mainly due to value reductions based on the latest information used in the updated Mineral Resource model.
Other changes include depletion through mining and Mineral Resource being transferred to Inventory on the Carbon
Leader Reef (CLR).
– 51.15 (0.64) (1)
– 2.81 (0.05) (2) The depletion was partially replaced by additions due to cost reductions resulting from exchange rate ﬂuctuation.
– 10.45 (3.18) (23)
At Cuiabá, Lamego and Córrego do Sítio (CdS) the decrease is predominantly due to the application of a mining constraint on the underground Mineral Resource in order to better meet the requirement for eventual economic extraction. This requirement was also met by removal of historical and crown pillars. Further reductions resulted from depletion. At CdS, the open pit Mineral Resource grade and tonnage reduced due to model changes. Additions resulted from improved costs and exchange rates as well as exploration additions.
– 3.21 (0.62) (16)
The Mineral Resource decreased, predominantly due to the application of a mining constraint to the underground
Mineral Resource. Depletion was more than countered by exploration additions.
– 3.07 – – No change from 2018.
– 28.33 – –
No change from 2018 as the project remains in force majeure.
0.31 7.13 1.39 24 Increases resulted from re-estimation of the Mineral Resource model and by a change in ownership percentage.
0.31 55.01 (2.46) (4)
– 4.07 (1.77) (30)
The Mineral Resource decreased, predominantly due to the application of a mining constraint to the underground
Mineral Resource. Mining depletion exceeded the exploration additions and surface stockpiles continue to slowly deplete as they are used to supplement plant feed.
– 4.91 (0.47) (9)
The modest decrease was largely driven by depletion and an increase in costs which offset exploration gains.
The application of a mining constraint to the underground Mineral Resource and exploration success resulted in an increase in the underground Mineral Resource at Boston Shaker.
– 8.98 (2.24) (20)
0.31 175.59 (8.91) (5)
Acquisition/
disposal
Current
year
Net
diff
%
Comments
430 9,677 1,723 22 Increases resulted from re-estimation of the Mineral Resource model and by a change in ownership percentage.
430 9,677 1,723 22
430 9,677 1,723 22

SOUTH AFRICA
AMERICAS
AUSTRALIA
ADMINISTRATIVE INFORMATION

Reconciliation of gold Ore Reserve (gold content Moz)
as at 31 December 2019
Previous
year
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Revenue
factor
Continental Africa region
Kibali
3.75 (0.41) 0.65 – 0.08 (0.07) – – –
Iduapriem 1.63 (0.30) – – – 0.45 – – –
Obuasi 5.86 (0.03) 1.28 – – – – – –
Siguiri 2.06 (0.24) – 0.05 – (0.06) (0.03) – –
Morila 0.06 (0.04) – 0.01 – – – – –
Sadiola 1.63 (0.05) – – – – – – –
Geita 1.33 (0.60) 0.64 – – 0.06 – – 0.03
Total 16.33 (1.65) 2.57 0.06 0.08 0.38 (0.03) – 0.03
South Africa region
Vaal River Surface 2.65 (0.18) 0.01 – – – 0.03 (0.35) –
Mine Waste Solutions 2.18 (0.09) 0.05 – – – – (0.21) –
West Wits Surface 0.33 (0.04) – – – (0.02) 0.00 (0.01) –
Mponeng 11.65 (0.25) (0.21) (0.06) – – (0.02) – –
Total 16.80 (0.55) (0.14) (0.06) – (0.02) 0.01 (0.57) –
Americas region
Cerro Vanguardia 1.07 (0.21) (0.07) 0.00 – 0.06 (0.05) – –
AGA Mineração 1.70 (0.41) 0.43 – – (0.01) (0.02) (0.00) (0.11)
Serra Grande 0.39 (0.14) 0.04 0.07 – 0.06 0.06 – (0.03)
Gramalote 1.76 – – – – – – – –
Quebradona 2.22 – – 0.18 – – – – –
Total 7.14 (0.76) 0.40 0.26 – 0.11 (0.00) (0.00) (0.15)
Australia region
Sunrise Dam 1.20 (0.27) 0.30 – – (0.06) – (0.08) –
Tropicana 2.62 (0.46) (0.02) 0.21 0.00 (0.08) 0.03 – (0.09)
Total 3.82 (0.72) 0.29 0.21 0.00 (0.14) 0.03 (0.08) (0.09)
Grand total 44.09 (3.69) 3.12 0.47 0.08 0.33 0.01 (0.64) (0.21)
GROUP OVERVIEW    C O N T I N U E D
Reconciliation of copper Ore Reserve (copper content Mlb)
as at 31 December 2019
Previous
year
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Revenue
factor
Americas region
Quebradona 2,769 – – 150 – – – – –
Total 2,769 – – 150 – – – – –
Grand total 2,769 – – 150 – – – – –

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

Other
Acquisition /
disposal
Current
year
Net diff
%
Comments
0.16 – 4.16 0.41 11
Mining depletion was more than offset by significant exploration changes (conversion of Inferred Mineral
Resource to higher confidence categories). The application of a higher gold price ($1,200/oz)
on selected small open pits resulted in a small increase that is offset by increased open pit cut-off grades due to higher general and administration costs as well as processing costs. Other increases include modelling changes on one of the main underground lodes.
0.01 – 1.80 0.16 10 The addition of Block 5 increased the Ore Reserve by more than depletion.
– – 7.12 1.26 21
The increase was due to the model updates which resulted in redesigns for Sansu, Blocks 8 and 11, whilst some depletion occurred at Sansu.
(0.02) – 1.76 (0.30) (15)
Reduction includes depletion, change in geotechnical designs and change in economics (increase in general and administrative costs as well as
processing costs) which were offset by planning based on
revised Tubani and Bidini Mineral Resource models.
(0.03) – – (0.06) (100) The remaining Ore Reserve was written off.
– – 1.58 (0.05) (3) Stockpile material was processed from April 2018 until December 2019.
0.05 – 1.51 0.18 13
Depletions occurred at Nyankanga (open pit) Cut 8, Star and Comet and Nyankanga underground operations. Increases were driven by the mine’s ongoing exploration programme at both underground operations. The majority of the increase was at Nyankanga Blocks 3 and 4 which was achieved by converting Inferred to Indicated Mineral Resource and grade control drilling.
0.17 – 17.93 1.60 10
0.01 – 2.17 (0.47) (18)
Normal operational additions and depletions occurred. Sources processed were Sulphur Paydam,
East and South East Extension TSFs. The West Extension TSF which is now below cut-off grade was excluded from the Ore Reserve.
0.00 – 1.93 (0.24) (11)
Normal depletions for 2019. Sources processed were Harties 1, 2 and 7 TSFs. Harties 2 was re-estimated post drilling. Harties 5 and 6, which were below the cut-off grade, were excluded from the
Ore Reserve.
0.00 – 0.27 (0.06) (18)
Sources processed were Mponeng low grade stockpile and Old North L19 TSF. The L19 Old North TSF was re-estimated post drilling. The L18 portion of Old North TSF was excluded from the Ore Reserve as it is below cut-off grade.
(0.01) – 11.10 (0.54) (5) Reductions were due to depletion and changes brought about by new low grade sampling results.
0.00 – 15.47 (1.32) (8)
(0.04) – 0.77 (0.30) (28)
Depletion caused the main change for Cerro Vanguardia (CVSA) with other losses from Mineral
Resource changes. Updated economic parameters resulted in an increased Ore Reserve.
0.19 – 1.76 0.06 4
At all three mines, depletion was offset by exploration (Mineral Resource conversion drilling). At Cuiiabá, increases resulted from mine design updates while general and administration costs impacted negatively. At Lamego, costs and geotechnical changes caused minor change. At CdS a change in revenue factor based on incremental net present value (NPV) negatively impacted on Ore Reserve.
(0.04) – 0.41 0.02 5
Depletion was offset by exploration (Mineral Resource conversion drilling) and methodology changes.
Cost decreased mainly due to cost reduction actions and exchange rate thereby increasing Ore
Reserve. Geotechnical changes to design and pillar layout were positive. In the open pits, changes to the the revenue factor and other factors caused reductions.
– – 1.76 – – No change from 2018.
– 0.12 2.53 0.30 14
The Ore Reserve increased due to remodelling of the Mineral Resource and re-optimisation of the sub-
level cave mining design as well by a change in ownership percentage.
0.11 0.12 7.22 0.09 1
(0.00) – 1.10 (0.10) (8)
Reduction due to depletion, a reduced recovery percentage and increased cost. Golden Delicious was added to the Ore Reserve and Measured Mineral Resource was downgraded to Probable Ore Reserve.
Exploration additions were also forthcoming from Vogue. Stockpile depletion continued so as to keep the mill running at capacity.
(0.09) – 2.12 (0.50) (19)
Depletion from Havana 3 and Havana South pits and mining to completion in Tropicana 2 pit accounted for the majority of the change. The remainder of the change is as a result of additional drilling and
Mineral Resource modelling methodology.
(0.10) – 3.22 (0.60) (16)
0.18 0.12 43.86 (0.23) (1)
Other
Acquisition/
disposal
Current
year
Net
diff
%
Comments
– 150 3,068 300 11
The Ore Reserve increased due to remodelling of the Mineral Resource and re-optimisation of the sub-level cave design as well by a change in ownership percentage.
– 150 3,068 300 11
– 150 3,068 300 11

SOUTH AFRICA
AMERICAS
AUSTRALIA
ADMINISTRATIVE INFORMATION

CONTINENTAL
AFRICA
S E C T I O N  2
Regional overview 20
Democratic Republic of the Congo (DRC)
22
Ghana
32
Republic of Guinea (Guinea)
56
Mali
70
Tanzania
82
Iduapriem
contribution to group production*
47%
Kibali
366koz
24%
Iduapriem
275koz
18%
Obuasi
2koz
0%
Siguiri
213koz
14%
Morila
27koz
2%
Sadiola
51koz
3%
Geita
604koz
39%
Contribution to regional production
* Group including South African Operations

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

SOUTH AFRICA
AMERICAS
AUSTRALIA
ADMINISTRATIVE INFORMATION

REGIONAL OVERVIEW
Continental Africa
Contribution to group Mineral Resource
34%
66%
Continental Africa
Rest of AngloGold Ashanti
Contribution to group Ore Reserve
41%
59%
Continental Africa
Rest of AngloGold Ashanti
Key statistics
Units
2019
2018
2017
Operational performance
Tonnes treated/milled Mt 26.6 27.3 28.0
Recovered grade oz/t 0.052 0.050 0.047
g/t 1.80 1.72 1.61
Gold production 000oz 1,538 1,512 1,453
Total cash costs $/oz 759 773 720
All-in sustaining costs
(1)
$/oz 896 904 952
Capital expenditure $m 410 313 409
2,000km
Project
Operation
0
LEGEND
1
Guinea Siguiri (85%)
2
Mali Sadiola (41%)
3
Ghana Iduapriem/Obuasi
4
DRC Kibali (45%)
5
Tanzania Geita
3
DRC
Tanzania
Ghana
Mali
Guinea
1
4
5
2
60.4Moz
17.9Moz
115.1Moz
25.9Moz

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

Inclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Continental Africa Measured 48.01 3.09 148.48 4.77
Indicated 425.15 2.62 1,113.36 35.80
Inferred 169.14 3.65 618.15 19.87
Total 642.30 2.93 1,879.99 60.44
Exclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Continental Africa Measured 9.83 3.21 31.57 1.01
Indicated 254.04 2.60 659.80 21.21
Inferred 162.29 3.62 587.45 18.89
Total 426.16 3.00 1,278.81 41.11
Ore Reserve
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Continental Africa Proved 30.89 1.71 52.76 1.70
Probable 176.72 2.86 505.05 16.24
Total 207.62 2.69 557.80 17.93
Morila
Sadiola
Iduapriem
Geita
Siguiri
Kibali
Obuasi
0
5
10
15
20
25
30
35
40
0.1
0.0
3.2
3.2
7.2
5.7
5.6
6.2
6.3
6.6
7.6
7.7
34.0
31.0
2018
2019
Moz
Continental Africa Mineral Resource
per operation/project
Morila
Geita
Sadiola
Iduapriem
Siguiri
Kibali
Obuasi
0
1
2
3
4
5
6
7
8
0.1
0.0
1.3
1.5
1.6
1.6
2.1
1.8
1.6
1.8
3.7
4.2
5.9
7.1
2018
2019
Moz
Continental Africa Ore Reserve
per operation/project
A
s at December 2019, the Mineral Resource
(inclusive of Ore Reserve) for the Continental Africa
region was 60.4Moz (2018: 64.1Moz) and the Ore
Reserve 17.9Moz (2018: 16.3Moz).
This is equivalent to 34% and 41% of the group’s Mineral
Resource and Ore Reserve respectively. Combined production
from these operations totalled 1.54Moz of gold in 2019, or 47%
of group production
1
.
We have seven mining operations within the Continental Africa region:
•
Kibali in the DRC, a joint venture (JV) with Barrick and
Société Minère de Kilo-Moto (SOKIMO), the state-owned
gold mining company
•
Iduapriem in Ghana
•
Obuasi in Ghana
•
Siguiri in Guinea
•
Sadiola in Mali, a JV with IAMGOLD and the state of Mali
•
Geita in Tanzania
Mining is from both open pit and underground, with Obuasi being an underground mine, Iduapriem, Siguiri and Sadiola being open pit mines, and Kibali and Geita being a combination of open pit and underground mines.
An agreement and sale was announced in December 2019 for
Sadiola
2
.
1
Group including South African Operations
2
Refer to the IR for more information

SOUTH AFRICA
AMERICAS
AUSTRALIA
ADMINISTRATIVE INFORMATION

DEMOCRATIC REPUBLIC OF THE CONGO
Continental Africa
K
ibali, one of the largest mines of
its kind in Africa, is situated in the
DRC, adjacent to the town of Doko
and 210km from Arua on the Ugandan
border. Kibali is co-owned by AngloGold
Ashanti (45%), Barrick (45%) following
its merger with Randgold Resources
Limited, and SOKIMO (10%), a state-
owned gold mining company.
The consolidated lease is made up of 10
mining concessions. The metallurgical plant
comprises a twin-circuit sulphide and oxide
plant with conventional carbon-in-leach (CIL),
including gravity recovery.
Barrick operates the mine which comprises
both open pit and underground operations.
Attributable production from the DRC was
366koz of gold in 2019, or 24% of the region’s
production.
As at December 2019, the Mineral Resource
(inclusive of Ore Reserve) for the DRC was
7.7Moz (2018: 7.7Moz) and the Ore Reserve
was 4.2Moz (2018: 3.7Moz).
DRC
Kisangani
Lubumbashi
Bunia
Kinshasa
1
LEGEND
1
Kibali (45%)
(1)
300km
0
Inclusive Mineral Resource
Exclusive Mineral Resource
Ore Reserve
1.9Moz
(24%)
Measured
4.6Moz
(60%)
Indicated
1.3Moz
(16%)
Inferred
0.6Moz
(13%)
Measured
2.5Moz
(58%)
Indicated
1.3Moz
(29%)
Inferred
1.2Moz
(30%)
Proved
2.9Moz
(70%)
Probable
(1)
Kibali is operated by Barrick

2019
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INTRODUCTION

Paste plant at Kibali

SOUTH AFRICA
AMERICAS
AUSTRALIA
ADMINISTRATIVE INFORMATION

Introduction
Property description
Operations currently focus on open pit and underground mining. Development of the underground mine commenced in 2013 and production ramped up to 3.6Mt in 2019. Initial production was via a twin decline from surface. From 2018 onwards, the majority of ore was hoisted up the shaft. The decline to surface is used to haul some of the shallower zones and to supplement shaft haulage.
Location
Kibali is located in the northeastern part of the DRC near the international borders with Uganda and
South Sudan. The mine is located adjacent to the village of Doko, which is located to the west of the lease area. Kibali is approximately 210km by road from Arua and immediately north of the district capital of Watsa. The operational area falls within the administrative territory of Watsa in Haut-Uele province.
History
On 15 October 2009, we acquired a 50% indirect interest in Moto Goldmines Limited through a JV with Randgold, with Moto holding a 70% stake in Kibali and the balance (30%) being held by the DRC parastatal, SOKIMO. On 21 December 2009, Randgold and AngloGold Ashanti increased their JV interest in Kibali to 90%, while SOKIMO retained a 10% holding. On 2 January 2019, Randgold merged with Barrick and the JV is now with the combined company, trading as Barrick.
First gold was poured in September 2013 from the open pit operations and development of the underground mine commenced in the same year. First underground ore from development was also mined in 2013 and stoping began in 2015. Underground production has since ramped up to 1.8Mt in
2017, 3.5Mt in 2018 and 3.6Mt in 2019. Initial production was truck hauled by a twin decline to surface.
In 2017, the haulage shaft (740m deep) and materials handling system were commissioned.
Legal aspects and tenure
The Mineral Resource and Ore Reserve is covered by exploitation permits (11447, 11467, 11468,
11469, 11470, 11471, 11472, 5052, 5073 and 5088) totalling 1,836km
2
. Kibali was granted 10
exploitation permits under the DRC mining code, seven of which are valid until 2029 and three are valid until 2030. All necessary government agreements and approvals required for the mine are in place.
Mining method
The operation comprises both open pit and underground mining. The open pit Ore Reserve shell optimisations are conducted on the Mineral Resource models. Detailed mine designs are then completed for open pit mining. This incorporates the mining layout, operating factors, stripping ratio, relevant cut-off grades, and modifying factors required for the reporting of Ore Reserve.
For the underground operation, longitudinal and transverse longitudinal stoping methods with paste backfill are used as the mining methods.
Operational infrastructure
The mine site is located within 160km of the border with Uganda and all transport links take place through Uganda to Kenya or Tanzania. Surface infrastructure associated with the overall Kibali operation includes a processing plant, TSF, camp, airstrip, workshops and offices. Power to the mine is self-
generated by a combination of hydroelectric and diesel generators.
Mineral processing
The current processing plant can treat both oxide and fresh sulphide material and uses ﬂotation with ultra-fine grind of the ﬂotation concentrate, a treatment that is required for the sulphide ore type before leaching. Kibali has a processing operation capable of producing an average of 600koz of gold per annum by treating 7.2Mtpa throughput.
Risks
There are no known material risks that will impact on the Mineral Resource and Ore Reserve.
KIBALI
Continental Africa
Geology
Deposit type
Deposits of the Kibali district are located in the Archaean Moto
Greenstone Belt bounded to the north by the West Nile Gneiss and to the south by plutonic rocks of the Watsa district. The belt comprises three lithostratigraphically distinct blocks. The eastern portion of the belt comprises of psammopelitic schists, amphibolite, banded iron formation (BIF), and gneissic granitoid sills metamorphosed under upper greenschist to low-mid-amphibolite facies conditions. Relative weakly foliated basalts, cherts, siliciclastic rocks, dacitic volcanoclastic rocks, and carbonaceous argillite metamorphosed under mid-to-upper greenschist facies conditions comprise the central and western-most parts of the belt. Granitoid plutons, aged ca. 2,460Ma, intrude these rocks.
A thick package of immature sandstone, gritstone, conglomerate, and probably acid tuffs forms much of the western part of the belt, including the host rocks to Karagba, Chauffeur and Durba (KCD), the largest deposit discovered to date within the belt. Radiometric dating indicates these siliclastic rocks were deposited during a belt-wide basin extension event between ca. 2,629Ma and
2,626Ma with much of the detritus derived from adjacent older parts of the belt.
Boundaries between these lithostratigraphic blocks represent important exploration targets.
The main Kibali deposit consists of a combination of the KCD deposits. Currently, only the KCD deposits host an underground
Ore Reserve and this constitutes 76% of the total Kibali Ore Reserve.

2019
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INTRODUCTION

Map showing Kibali mine infrastructure and licences, with the total mining lease area insert shown in the top right corner
mine village
KCD portal and shaft
Mofu
Memekazi
Mandungu
Mengu
Ndala
Gimbia
Pakaka
Kombokolo
KCD
Mengu Hill
Pamao
Sessenge
to Doko
Gorumbwa
Ikamva
Kalimva
0
10
20km
Licences
Mining
Mine Infrastructure
Pits
Plant
Stockpiles
TSF
Waste dumps
Underground workings
Settlements
Towns
Villages
Roads
Main
Secondary
Airfield
Insert
Total mining lease area
Map zoomed in area
0
1
2
3km
Plant centroid co-ordinates
29°35’31”E, 3°6’50”N
Insert: Total mining lease area

SOUTH AFRICA
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KIBALI   C O N T I N U E D
Continental Africa
NW-SE Geological cross-section through the KCD orebody, elevation in metres above mean sea level (AMSL)
Mineralisation characteristics
Gold deposits of the Kibali district are
associated with halos of quartz, ankerite and
sericite (ACSA-A alteration) that extend for 10s
to 100s of metres into the adjacent rocks. This
widespread ACSA-A alteration assemblage
is superimposed on older greenschist facies
metamorphic assemblages. Locally, in the
vicinity of the main mineralised zones, ACSA-A
alteration is overprinted by ankerite- siderite,
pyrite alteration (ACSA-B) that hosts the ore.
Gold is directly associated with the ACSA-B
alteration assemblage. In smaller peripheral
deposits a late chlorite, carbonate, pyrite
assemblage is associated with the ore rather
than the ACSA-B assemblage, implying a
district-wide zonation of mineral assemblages
along and across the mineralised KZ Trend.
Zones of auriferous ACSA-B alteration are
commonly developed along the margins of
BIF, or contacts between chert, carbonaceous
phyllite and BIF. Mineralised rocks in the Kibali
district typically lack significant infill quartz-
rich veins, unlike many other orogenic gold
deposits. Gold is instead associated with
pyrite in zones of alteration that replaced the
earlier mineralogy of the host rocks. Local
remobilisation and upgrading of ACSA-B
related ore occurred adjacent to the margins of
some post-ore cross-cutting chlorite, carbonate,
pyrite, magnetite-altered diorite dykes.
The location of the individual lodes within the
KCD deposit are intimately controlled by the
position, shape, and orientation of a series
of gently northeast-plunging tight to isoclinal
folds. The ACSA-A alteration developed
during the formation of these folds, and the
sericite foliation which is an integral part of the
ACSA-A assemblage formed parallel to their
axial planes. Zones of later auriferous ACSA-B
alteration developed along the axes, limbs,
and more rarely the axial planes of these folds,
locally wrapping around the hinges of the folds
to form elongate northeast-plunging concave-
shaped rods. ACSA-B alteration is also
commonly focused along the margins of more
extensive BIFs, indicating a stratigraphic as
well as structural control to the distribution of
ore, both within KCD, and the wider KZ Trend.
Shear zones that were active during folding are
a third key structural control on the location of
ore within KCD and the wider KZ Trend.
Mineralisation style
Gold deposits of the Kibali district are classified as Archaean orogenic gold deposits.
At Kibali, the gold deposits are largely hosted in siliciclastic rocks, BIF and chert that were metamorphosed under greenschist facies conditions. Ore-forming H
2
O-CO
2
-
rich ﬂuids migrated along a linked network of gently northeast-dipping shears and northeast to north-northeast plunging fold axes that are commonly referred to as the
KZ Trend. The richly mineralised KZ Trend appears to have initiated as an extensional fault system along the boundary between the relatively young basin in the western part of the belt and older rocks to the east. Mineralisation occurred during the later stages of subsequent regional contractional deformation which resulted in inversion of the basin and the development of reverse faults and folds. Ongoing deformation during hydrothermal activity resulted in development of lodes in a variety of related structural settings within the KZ Trend. The source(s) of metal and ﬂuids, which formed the deposits remain unknown, but metamorphic devolatilisation reactions within the supracrustal rocks of the Moto Greenstone Belt and/or deeper ﬂuid and metal sources may have contributed.
NW
SE
100m
750m
500m
250m
Mafic dyke
Carbonaceous phyllite
Chert
BIF
ACSA-A alteration
ACSA-B alteration
Current KCD pit outline
Fold axial plan
Inferred major fault
3000 lode
5000 lode
9000 lode
11000 lode
12000 lode

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Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other
Measured 5 x 10, 10 x 25 – – –
Indicated 30 x 40, 40 x 40 – – –
Inferred 80 x 80 – – –
Grade/ore control 5 x 10, 10 x 25 – – –
Inclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Open pit Measured 4.35 2.59 11.26 0.36
Indicated 15.04 2.63 39.51 1.27
Inferred 5.03 1.98 9.97 0.32
Total 24.42 2.49 60.73 1.95
Underground Measured 9.15 4.94 45.23 1.45
Indicated 28.33 3.66 103.57 3.33
Inferred 7.03 4.11 28.87 0.93
Total 44.51 3.99 177.68 5.71
Stockpile Measured 0.99 1.72 1.70 0.05
Indicated – – – –
Inferred – – – –
Total 0.99 1.72 1.70 0.05
Kibali Total 69.91 3.43 240.11 7.72
At KCD a folded carbonaceous shear in the core of the deposit juxtaposes stratigraphically distinct blocks. The 3000 lodes above this shear are hosted by locally ferruginous cherts, carbonaceous argillites, and minor greywacke, whereas the 5000 and 9000 lodes below are hosted by siliciclastic rocks and BIF. Fold shapes and wavelength differ between the two blocks reﬂecting their different rheologies during folding, and this is reﬂected in the scale, shape, and continuity of lodes in each block. At Pakaka and Kalimva-
Ikamva chlorite, carbonate, pyrrhotite, pyrite-altered shear zones rather than folds are the principal controls of gold distribution.
Exploration
During 2019, KCD was the centre of exploration activities with further testing of the 12000 lode from surface, and continued
underground Mineral Resource definition of the up and down
dip extensions of the 11000 lode. Continued Mineral Resource definition drilling in KCD underground added 1.1Moz of Mineral
Resource to Kibali. At Pakaka and Ikamva, optimisations have commenced to assess the potential for underground opportunities following positive down-plunge drill results. A Kalimva-Ikamva pre-
feasibility study (PFS) was successfully completed, adding a new open pit Proved and Probable Ore Reserve, extending the Kibali open pit life to 2030. Further along the KZ North structure, continued
exploration drilling is underway with the aim of defining an additional
Mineral Resource at Oere.
Kibali more than replaced depletion of both Mineral Resource and
Ore Reserve, whilst also extending the +750Koz gold production to
2025, and +600Koz gold production to 2030. The planned 2020
exploration program is expected to extend this further.
Projects
During 2019, Kibali delivered a record year of gold production, as an increased and stable plant performance were backed up with a record underground ore production of 3,615kt.
During 2019, the Newtrax radio-frequency indentification tracking system was implemented for underground equipment and
personnel, providing cost benefits through automation of secondary ventilation and improved equipment utilisation. Additionally, a trial of Sandvik AutoMine Multi-Lite was undertaken, which assists in stabilising the ore feed through the ore passes from production levels and has the potential to further increase the quantity of ore hoisted through the shaft.

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ADMINISTRATIVE INFORMATION

KIBALI    C O N T I N U E D
Continental Africa
Estimation
Mineral Resource estimation is undertaken by Barrick in-house
Competent Persons or by approved external consultants. The
results of both diamond drilling (DD) and reverse circulation
(RC) drilling are used in the estimation process. 3D mineralised envelopes are established using grade and geology and these
are then statistically verified to confirm their validity for use in grade estimation.
Appropriate domaining of homogeneous zones is conducted
whereby high-grade central core areas are modelled separately from the lower-grade surrounding halos. Volumes are filled with block model cells and interpolated for density, rock type and grade;
the latter using ordinary kriging. Grade top cuts and high-yield restricted searches are applied to drill hole data to prevent the spread of high grades during the estimation process. Drill hole spacing is used to guide the Mineral Resource classification. The open pit Mineral Resource is quoted within a limiting shell. The underground Mineral Resource is constrained by the application of optimised mineable Mineral Resource shapes, which applies reasonable mineability constraints including a minimum mining width, a reasonable distance from current or planned development and a measure of assumed profitability at the related Mineral
Resource cut-off grade.
Kibali
Surface (metric)
Cut-off grade (g/t)
0
2
4
6
8
10
1
3
5
7
9
35
30
25
20
15
10
5
0
14
12
10
8
6
4
2
Tonnes above cut-off
Average grade above cut-off
Kibali
Underground (metric)
Cut-off grade (g/t)
0
2
4
6
8
10
1
3
5
7
9
45
39
33
27
21
15
9
3
15
13
11
9
7
5
3
Tonnes above cut-off
Average grade above cut-off
Grade tonnage curves
The grade tonnage curve does not include stockpiles.
Exclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Kibali Measured 5.83 2.98 17.35 0.56
Indicated 28.93 2.63 76.08 2.45
Inferred 12.05 3.22 38.84 1.25
Total 46.81 2.83 132.28 4.25
The exclusive Mineral Resource for the open pits largely comprises Inferred Mineral Resource and tonnages that occur below the Ore
Reserve cut-off grade (due to gold price difference). At the KCD deposit it is also partially due to the selection of a fixed interface between open pit and underground mining areas. Both the open pit and underground Mineral Resource below the Ore Reserve mining cut-off grade form a significant part of this material.

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Year-on-year changes in Mineral Resource
6.5
6.7
6.9
7.1
7.3
7.5
7.7
7.9
8.1
0.00
0.00
2018
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
disposal
Acquisition/
2019
Kibali
Total (Moz)
0.00
(0.18)
0.04
(0.43)
0.68
(0.05)
7.65
0.00
7.72
Exploration changes (additional ounces from exploration drilling campaigns) offset the combined impacts of depletion, increase in open pit cut-off grades (higher unit costs) and removal of unrecoverable blocks from underground.
Inclusive Mineral Resource sensitivity
1,200
1,500
1,600
15
10
5
0
-5
-10
-15
-20
-25
-30
-35
Kibali
Percentage change
Mineral Resource price ($/oz)
Tonnes                    Ounces
Grade
Kibali Mineral Resource is quoted at $1,500/oz (used
by Barrick, the operating partner) and the sensitivities
are run at $1,200/oz and $1,600/oz, representing a
change of $200/oz down and $100/oz up from the
Mineral Resource price. Kibali Mineral Resource is
highly sensitive to a significant decrease in gold price
for both open pit and underground, but less sensitive to
an increase in gold price. This is due to the geological
constraints placed on the high grade underground
mineralisation which leaves a lower grade surrounding
margin that only becomes mineable at materially higher
gold prices.
Ore Reserve
Ore Reserve
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Open pit Proved 2.54 2.79 7.08 0.23
Probable 7.05 3.14 22.11 0.71
Total 9.59 3.04 29.19 0.94
Underground Proved 5.77 5.13 29.58 0.95
Probable 14.47 4.76 68.88 2.21
Total 20.23 4.87 98.46 3.17
Stockpile Proved 0.99 1.72 1.70 0.05
Probable – – – –
Total 0.99 1.72 1.70 0.05
Kibali Total 30.81 4.20 129.35 4.16

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AMERICAS
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ADMINISTRATIVE INFORMATION

KIBALI    C O N T I N U E D
Continental Africa
Estimation
The open pit Ore Reserve shell optimisations were run on the
Mineral Resource models. The process incorporated the mining layout, operating factors, stripping ratio, relevant cut-off grades and modifying factors for reporting the Ore Reserve. An open pit underground interface was set at 5,685mRL between the KCD
open pit and underground mine.
A cut-off grade analysis at $1,200/oz was used to determine a cut-off grade of 2.4g/t for the underground mine. Longitudinal and transverse longhole open stoping methods with paste backfill are the current preferred mining methods. Underground stope designs were updated from the previously reported Ore Reserve using the latest Mineral Resource models. Modifying factors for planned and unplanned rock dilution, backfill dilution and ore loss were applied to obtain the reported Ore Reserve.
Metallurgical, environmental, social, legal, marketing and economic factors were adequately considered in the Kibali FS and have been updated as the project has developed.
Ore Reserve modifying factors
as at 31 December 2019
Gold
price
US$/oz
Cut-off
grade
g/t Au
Dilution
%
Dilution
g/t
MCF
%
MetRF
%
Open pit 1,200 1.50 10.0 – 100.0 84.5
Underground 1,200 2.40 4.0 1.0 100.0 89.8
Stockpile 1,200 0.00 – – 100.0 88.0
$1,200/oz Ore Reserve price was used by Barrick, the operating partner.
Blasting of Kombokolo open pit at Kibali

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INTRODUCTION

2018
Depletion
Exploration
Methodology
Price
Cost
Metallurgical
Other
Revenue factor
disposal
Acquisition/
2019
Kibali
Total (Moz)
Geotechnical
3.0
3.2
3.4
3.6
3.8
4.0
4.2
4.4
(0.41)
0.65
0.00
0.08
(0.07)
3.75
0.00
0.00
0.00
0.16
0.00
4.16
Mining depletion was more than offset by significant exploration changes (conversion of Inferred Mineral Resource to higher confidence categories) and subsequent inclusion in Ore Reserve based on study outcomes. The application of a higher gold price ($1,200/oz)
on selected small open pits resulted in a small increase that is offset by increased open pit cut-off grades due to higher general and administration costs as well as processing costs. The ‘other’ reconciliation item predominantly relates to modelling changes on one of the main underground lodes.
Ore Reserve sensitivity
1,000 1,100 1,200
2
1
0
-1
-2
Kibali
Percentage change
Ore Reserve price ($/oz)
Tonnes                   Ounces Grade
Year-on-year changes in Ore Reserve
Competent Person
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource and Ore Reserve
Simon Bottoms
(1)
Geological Society of
London (FGS CGeol)
1 023 769
10 years
MGeol
(1)
Employed by Barrick as SVP, Africa and Middle East Mineral Resource Manager, 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey,
Channel Islands
Inferred Mineral Resource in business plan
There is no Inferred Mineral Resource included in the reported Ore Reserve for Kibali. The current mine plan has no reliance on the Inferred
Mineral Resource to support the economic viability of the project for the main KCD deposit.
Kibali underground Ore Reserve is insensitive to a
small change in gold price because it is geologically
constrained and the current Ore Reserve designs
effectively mine the entire high grade shoots, with the
surrounding halo of mineralisation providing dilution.
The open pit Ore Reserve has a limited sensitivity
due to data constraints within the higher confidence
Measured and Indicated Mineral Resource.
A $1,200/oz Ore Reserve price was used.

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ADMINISTRATIVE INFORMATION

GHANA
Continental Africa
W
e have two mines in Ghana.
Obuasi, currently in a
redevelopment phase, is an
underground mine operating at depths
of up to 1,500m with a continuous
history of mining dating back to the
1890s and Iduapriem, an open pit mine.
Obuasi underground development restarted
in the first half of 2019 with the first gold
produced in December 2019.
Obuasi and Iduapriem are both wholly owned
by AngloGold Ashanti. Obuasi is located
in the Ashanti region of southern Ghana,
approximately 80km south of Kumasi. Mining
was temporarily suspended at the end of
2014 while a series of economic studies
progressed. Iduapriem is located in western
Ghana, some 85km from the coast and south
of Obuasi, near the town of Tarkwa.
Attributable production from Ghana was
277koz of gold in 2019, or 18% of the
region’s production.
As at December 2019, the Mineral Resource
(inclusive of Ore Reserve) for Ghana was
37.2Moz (2018: 39.6Moz) and the Ore
Reserve was 8.9Moz (2018: 7.5Moz).
LEGEND
1
Obuasi
2
Iduapriem
Bolgatanga
GHANA
Tamale
Kumasi
Accra
Tarkwa
Skondi Takoradi
1
2
150km
Project
Operation
0
Exclusive Mineral Resource
Ore Reserve
Inclusive Mineral Resource
1.8Moz
(5%)
Measured
21.9Moz
(59%)
Indicated
13.5Moz
(36%)
Inferred
0.3Moz
(1%)
Measured
14.5Moz
(51%)
Indicated
13.5Moz
(48%)
Inferred
0.1Moz
(1%)
Proved
8.8Moz
(99%)
Probable

2019
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Logging core at Iduapriem

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ADMINISTRATIVE INFORMATION

IDUAPRIEM
Continental Africa
Introduction
Property description
Iduapriem Mine is wholly owned by AngloGold Ashanti. It is a multiple open pit operation that currently sources ore from the Ajopa and Block 7 and 8 pits.
Location
The mine is located in the western region of Ghana, some 70km north of the coastal city of Takoradi and approximately 10km southwest of the town of Tarkwa. Iduapriem Mine is bordered to the north by
Gold Fields Ghana Limited (Tarkwa Mine) and to the east by the Ghana Manganese Company Limited
(a manganese mine in existence since the 1920s).
History
A FS was completed in 1990 and in October 1991 Golden Shamrock Limited (Golden Shamrock)
began construction of a 1.36Mtpa semi-autogenous milling circuit and carbon-in-pulp (CIP) plant.
Mining commenced in August 1992 with the first gold pour achieved in September of that year.
Golden Shamrock was acquired by Ashanti Goldfields Company Limited in 1996. In 2000, a portion of the non-operational Teberebie Goldfields Limited company (a subsidiary of Pioneer Goldfields Limited)
was purchased resulting in an increased Ore Reserve and LOM. In 2002, Ashanti upgraded the plant capacity to 4Mtpa and in 2009 the plant capacity was further extended to the current 5Mtpa.
Legal aspects and tenure
Iduapriem comprises the following mining leases:
•
Iduapriem Concession – LVB1539/89 covering 36.47 km
2
, expired but extension granted to
December 2019
•
Ajopa Concession – LVB/WR326/09 covering 46.12km
2
, expired but extension granted to December 2019
•
Teberebie Concession – LVB3722H/92 covering 28.98km
2
, expired but extension granted to
December 2019
•
Ajopa South West Concession – covering 28.10 km
2
, expired but extension granted to December 2019
Applications have been submitted to the minerals authority for the renewal of the mining permits which, according to Ghanaian law, allows for the continuation of mining on the expired leases while the renewal process is in progress and the proposed licence boundaries are shown on page 35.
The environmental certificate for the project expired in October 2017. However, the 2017- 2020
Environmental Management Plan (EMP), which is required to renew the certificate, was submitted on
6 April 2017. Comments were received by the mine from the Environmental Protection Agency (EPA)
in June 2017 together with invoices for payment of the permit fees for the certificate. AAIL submitted the revised EMP (with the EPA’s comments addressed) to the EPA on 10 August 2018 and made the required payments. The certificate is still pending at the time of writing this report. The Chamber of
Mines is currently engaging with the regulator (EPA) on behalf of the company and other sister mines whose certificates and other permits are outstanding.
There is reasonable basis to believe that all permits required for the project will be obtained.
Mining method
Iduapriem Mine is an open pit mine which makes use of contract mining. It uses conventional drill and blast, with truck and excavator load and haul.
Operational infrastructure
Surface infrastructure associated with Iduapriem’s operation includes a primary crusher, overland conveyor, CIL processing plant next to the main office building, a TSF and two camp areas for contractors and company employees. Tarkwa town is also adjacent to the tenement. Power is supplied to the mine by the Volta River Authority and GridCo.
Mineral processing
The current processing plant treats free-milling material from open-cast mining, by a conventional crush with a semi-autogenous ball milling circuit and cyanide leach. Iduapriem operates a two stage crushing circuit consisting of a 54-75 primary gyratory crusher and two GP550 gyratory crushers for secondary crushing. The Iduapriem treatment plant has two semi-autogeneous grinding mills (SAG mills) and two ball mills which run in two parallel circuits, each with a SAG mill and a ball mill.
Risks
Power reliability and stability, slope/high wall stability (rockfall potential) and inrush/inundation (ﬂooding of pits, TSFs and infrastructure) are considered potential risks. Mitigation plans are in place to manage these risks. The future lower mining cost is a risk going forward if not realised, however there is a realistic expectation it will be achieved through competitive bidding.

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Map showing Iduapriem Mine infrastructure and proposed licence boundaries, with the total mining lease area shown in the top right corner
Teberebie
Tarkwa
to Adiawso
Tamso
Efuenta
Badukrom
Wangarakrom
Pepesa
to Aniantintem
Ajopa
Block 5
Block 7&8
Block 4
Mile 8
Mile 7
Block 3 west
0
4
2
Km
Akwemim
0
1
0.5
2
3km
Plant centroid co-ordinates
2°02’38”E, 5°14’44”N
Licences
Proposed mining licence
Mine Infrastructure
Pits
Plant
ROM pad
Crusher
Stockpiles
Leach pad
TSF
Waste dumps
Settlements
Towns
Villages
Roads
Main
Secondary
Insert
Total mining lease area
Map zoomed in area
0
4
2
Km
Insert: Total mining lease area
0
2
4km

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IDUAPRIEM   C O N T I N U E D
Continental Africa
Geology
Iduapriem Mine is located within the Tarkwaian Group which forms part of the West African Craton that is covered to a large extent by metavolcanics and metasediments of the Birimian Supergroup.
In Ghana, the Birimian terrane consists of northeast-southwest trending volcanic belts separated by basins and the Tarkwaian
Group was deposited in these basins as shallow water deltaic sediments. The Tarkwaian lithologies are considered to represent the erosion products that accumulated following uplift and
deformation of the underlying Birimian rocks during the Eburnean orogeny. The basins (grabens) are believed to have formed as a result of rifting, preferentially in the central parts of the Birimian volcanic belts. The Tarkwaian Group consists of a thick sequence of clastic metasedimentary rocks which have undergone low grade regional metamorphism.
Deposit type
At Tarkwa, the entire Tarkwaian Group has been folded into a broad syncline and is locally referred to as the Tarkwa Syncline. The
Banket Series Formation comprises a sequence of individual quartz pebble conglomerates (Banket beds), breccia conglomerates
and metasandstones (also called quartzites and grits). All known gold mineralisation within the Banket Formation is associated with the conglomerates and is found within the matrix that binds the pebbles together. Gold content is a function of the size and amount
(packing) of quartz pebbles present within a conglomeratic unit –
the bigger and/or more pebbles present, the higher the gold grade.
The upper stratigraphic limit of the Banket Series Formation is marked by the hangingwall quartzite which exhibits well-developed and characteristic trough- and cross-bedded haematitic black sand banding. The hangingwall quartzite which also contains thin discontinuous grit interbeds. Dykes and sills of doleritic composition intrude the sedimentary sequence and frequently occur adjacent to complex structural zones. All gold mineralisation generally occurs within four specific zones or reefs.
Mineralisation style
There are four recognised conglomerate reefs namely A, B, C and
D which are equivalent to the Tarkwaian Sub-basal, Basal (or Main),
Middle (or West) and Breccia Reefs respectively. The B and C reefs are oligomictic, and consist of well sorted conglomerates and have been mined underground in some areas for more than a century ago. The A and D reefs have a lower gold tenor and are polymictic containing both well rounded and angular fragments.
Mineralisation characteristics
The gold is fine-grained, free milling and not associated with sulphides.
1,600m
1,500m
A typical geological section of Ajopa pit, elevation in mRL*
D reef
C reef
B reef
A2 reef
A1 reef
fault
Pit outline
Legend
100m
* mRL = 1,483.386m AMSL

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INTRODUCTION

Exploration
At Iduapriem 21,279m were drilled. Exploration focused on Mineral
Resource conversion drilling at Block 1, Ajopa, Efuanta and Block 4S.
Regional mapping of the hydrothermal targets commenced during the year as well as auger drilling at Mile 8 and Mile 5W targets.
At Block 1, the reef package observed confirms the stratigraphy to be similar to that developed in Block 7 and 8. Significant intersections were returned for samples submitted from all drill holes.
At Ajopa, 39 holes were drilled. Sample results received from the lab showed significant results in the B and C reefs and thin widths of duplicated reef often surrounded by low grade material. While, at Efuanta the phase 1 drilling was completed. C reef (6m thick)
and D reef (11m thick) were intersected. Gold mineralisation was intercepted at shallower depth within potassic altered quartzite units.
In Block 4S, 1,534.1m was drilled and significant intersections returned.
Regional mapping & drilling commenced with mapping of the
hydrothermal target areas where grab samples returned very low gold tenors. Detailed mapping was carried out and indicated that the area is underlain with regolith with limited exposure to outcrops for sampling. Auger drilling at Mile 8 target commenced.
Projects
No major projects have recently been completed or are planned at Iduapriem. Geology projects planned include mine-wide
geochemical sampling, Mineral Resource drilling at Blocks 7 and 8,
Ajopa and Block 5 extension.
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other
Measured 20 x 15 – – – –
Indicated 50 x 75 – – –
Inferred 100 x 100 – – –
Grade/ore control 20 x 15 – – – –
In general, 200 x 200m drill hole spacing is used to define the extent and geometry of an anomaly. The majority of the Mineral Resource area has been drill tested at a spacing of a 100 x 100m with the spacing closed up to 50 x 75m for the shallower, Indicated Mineral Resource.
The appropriate grid for each phase is optimised for each project based on the geometry of the mineralisation, the continuity of geology and grade, and mining experience from the pits.
In some cases, the data spacing may be reduced where structural complexity is encountered. Apart from the major fault structures, geological continuity is considered to be very good with the conglomerate reefs being laterally consistent and continuous.

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IDUAPRIEM     C O N T I N U E D
Continental Africa
Inclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Ajopa Measured – – – –
Indicated 4.30 1.60 6.90 0.22
Inferred 1.13 1.41 1.59 0.05
Total 5.43 1.56 8.49 0.27
Block 1 Measured – – – –
Indicated – – – –
Inferred 2.81 1.64 4.60 0.15
Total 2.81 1.64 4.60 0.15
Block 3W Measured – – – –
Indicated 4.95 1.19 5.91 0.19
Inferred 3.50 1.25 4.36 0.14
Total 8.46 1.21 10.27 0.33
Block 5 Measured – – – –
Indicated 5.19 1.18 6.14 0.20
Inferred 2.16 1.26 2.72 0.09
Total 7.34 1.21 8.85 0.28
Block 7 and 8 (other) Measured – – – –
Indicated 47.22 1.50 70.90 2.28
Inferred 18.64 1.60 29.74 0.96
Total 65.86 1.53 100.64 3.24
Block 7 and 8 East cutback Measured – – – –
Indicated 27.49 1.60 44.00 1.41
Inferred – – – –
Total 27.49 1.60 44.00 1.41
Stockpile (full grade ore) Measured 2.81 0.88 2.46 0.08
Indicated – – – –
Inferred – – – –
Total 2.81 0.88 2.46 0.08
Stockpile (other) Measured – – – –
Indicated 10.80 0.57 6.16 0.20
Inferred 2.76 0.68 1.88 0.06
Total 13.56 0.59 8.03 0.26
Stockpile (marginal ore) Measured 0.59 0.66 0.39 0.01
Indicated 6.23 0.67 4.17 0.13
Inferred – – – –
Total 6.82 0.67 4.56 0.15
Iduapriem
Total 140.56 1.37 191.90 6.17
Dykes which sterilise mineralisation and faults which may offset mineralisation are explicitly modelled.

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Iduapriem core shed
Estimation
Geostatistical techniques are used in estimating the Mineral
Resource. 3D wireframes are built from all geological information obtained from drill hole data, mapping of pits and geophysical data interpretations. Where appropriate, these wireframes are subdivided into the individual reef units that occur within a broad conglomerate package. Estimation is by ordinary kriging into block sizes that range from 5 to 25m in the X and Y directions and between 6 and 12m in the Z direction depending on the reef width and data spacing. Densities are allocated from tests conducted on drill hole samples. Grade and tonnages are estimated from these block models that are constrained within an optimised pit shell at the Mineral Resource gold price. Full grade ore and marginal stockpiles are surveyed on a monthly basis to validate tonnage measurements. Grade estimates for these stockpiles are based on RC grade control drilling from the individual pits mined. Old, historical stockpiles have been drilled and sampled with the results used to assign grades. These stockpiles were reported as part of the Mineral Resource if material occurred above the economic cut-
off grade at the Mineral Resource gold price.
140
120
100
80
60
40
20
0
2.4
2.2
2.0
1.8
1.6
1.4
1.2
Cut-off grade (g/t)
Tonnes above cut-off Average grade above cut-off
Iduapriem
Surface (metric)
0.1 0.5 0.3 0.7 0.9 1.1 1.3 1.5 1.7 1.9
The grade tonnage curve does not include stockpiles.
Grade tonnage curve

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IDUAPRIEM   C O N T I N U E D
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Year-on-year changes include a decrease in the Mineral Resource as a result of depletion and an increase due to cost reductions and exploration additions.
Inclusive Mineral Resource sensitivity
Year-on-year changes in Mineral Resource
4.0
4.5
5.0
5.5
6.0
6.5
7.0
0.00
(0.10)
2018
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
disposal
Acquisition/
2019
Iduapriem
Totall (Moz)
0.00
0.00
0.01
(0.33)
0.04
1.00
5.56
0.00
6.17
1,200
1,400
1,600
40
30
20
10
0
-10
-20
-30
-40
Iduapriem
Percentage change
Mineral Resource price ($/oz)
Tonnes                  Ounces
Grade
Exclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Iduapriem Measured – – – –
Indicated 67.26 1.35 91.07 2.93
Inferred 30.99 1.45 44.88 1.44
Total 98.25 1.38 135.95 4.37
The exclusive Mineral Resource is that part of the Mineral Resource that was not converted to an Ore Reserve. It is defined as the Mineral
Resource that is outside the current Ore Reserve designs, but inside the Mineral Resource shells and includes the Inferred Mineral Resource within the Ore Reserve design. The exclusive Mineral Resource gives an indication of the future potential of the deposit. This material could be converted to Ore Reserve by an increase in gold price or a reduction in costs. Exclusive Mineral Resource also includes material within the design pit between the Mineral Resource and Ore Reserve cut-offs.
The Mineral Resource is highly sensitive to changes
in gold price due to the high stripping cost and
capital intensive cutbacks required to access the
deeper portions of the orebody. There is a 34% upside
in ounces at a higher Mineral Resource price and 28%
downside in ounces at a lower Mineral Resource price.

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Ore Reserve
Ore Reserve
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Ajopa Proved – – – –
Probable 1.35 2.07 2.80 0.09
Total 1.35 2.07 2.80 0.09
Block 3W Proved – – – –
Probable 0.60 1.32 0.78 0.03
Total 0.60 1.32 0.78 0.03
Block 5 Proved – – – –
Probable 2.15 1.23 2.65 0.09
Total 2.15 1.23 2.65 0.09
Block 7 and 8 East cutback Proved – – – –
Probable 23.29 1.66 38.77 1.25
Total 23.29 1.66 38.77 1.25
Stockpile (full grade ore) Proved 2.81 0.88 2.46 0.08
Probable – – – –
Total 2.81 0.88 2.46 0.08
Stockpile (other) Proved – – – –
Probable 5.26 0.74 3.88 0.12
Total 5.26 0.74 3.88 0.12
Stockpile (marginal ore) Proved 0.59 0.66 0.39 0.01
Probable 6.23 0.67 4.17 0.13
Total 6.82 0.67 4.56 0.15
Iduapriem
Total 42.28 1.32 55.90 1.80
Estimation
The 3D Mineral Resource models are used as the basis for the
Ore Reserve. An ore envelope is developed using the Mineral
Resource block model, geological information and the relevant cut-off grade, which is then used for mine design. An appropriate mining layout is utilised and incorporates mining extraction losses and dilution factors.
The Ore Reserve is estimated within mine designs, using modifying factors based on actual mining and detailed analysis of cut-off grade, geotechnical, environmental, productivity considerations and the requirements of the mining ﬂeet. The upper portions of the
Ajopa deposit have been discounted for the estimated depletion by artisanal miners. This discount factor has been derived from observation and estimates based on the Mineral Resource model.
Ore Reserve modifying factors
as at 31 December 2019
Gold
price
US$/oz
Cut-off
grade
g/t Au
RMF
% (based
on tonnes)
RMF
% (based
on g/t)
MRF
% (based
on tonnes)
MRF
% (based
on g/t)
MCF
%
MetRF
%
Ajopa 1,100 0.95 100.0 100.0 100.0 96.0 100.0 95.9
Block 3W 1,100 0.85 100.0 100.0 100.0 96.0 100.0 95.9
Block 3 and 4 1,100 0.85 100.0 100.0 100.0 96.0 100.0 95.9
Block 5 1,100 0.85 100.0 100.0 100.0 96.0 100.0 95.9
Block 7 and 8 East cutback 1,100 0.85 100.0 100.0 100.0 96.0 100.0 95.9
Stockpile (full grade ore) 1,100 0.60 100.0 100.0 100.0 100.0 100.0 93.0
Stockpile (other) 1,100 0.70 100.0 100.0 100.0 100.0 100.0 93.0
Stockpile (marginal ore) 1,100 0.60 100.0 100.0 100.0 100.0 100.0 93.0

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IDUAPRIEM    C O N T I N U E D
Continental Africa
Inferred Mineral Resource in business plan
as at 31 December 2019
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Block 5 0.03 1.45 0.05 0.00
Total 0.03 1.45 0.05 0.00
Inferred Mineral Resource is included in the business plan. The overall Inferred Mineral Resource allowed for in the plan is around 2%.
However, only Measured and Indicated Mineral Resource within the design of the selected pit shells are converted to Ore Reserve.
Year-on-year changes in Ore Reserve
2018
Depletion
Exploration
Methodology
Price
Cost
Metallurgical
Other
Revenue factor
disposal
Acquisition/
2019
Iduapriem
Total (Moz)
Geotechnical
1.0
1.1
1.2
1.3
1.4
1.5
1.6
1.7
1.8
1.9
2.0
(0.30)
1.63
0.00
0.00
0.00
0.45
0.00
0.00
0.00
0.01
0.00
1.80
On a year-on-year basis, the Ore Reserve increased as a result of lower mining costs.
Ore Reserve sensitivity
Competent Persons
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource Charles Kusi-Manu MAusIMM 205 238 29 years (Geostatistics), Dip (Geological
Engineering)
Ore Reserve Philemon
Frimpong
MAusIMM 319 521 13 years BSc Hons (Mining Engineering)
1,000
1,100
1,200
80
60
40
20
0
-20
Iduapriem
Percentage change
Ore Reserve price ($/oz)
Tonnes                   Ounces
Grade
Iduapriem Ore Reserve is highly sensitive to gold
price changes due to the high stripping cost and
capital intensive cutbacks required to access the
deeper portions of the orebody. There is a 56%
upside in ounces at a higher Ore Reserve price
and 15% downside in ounces at a lower Ore
Reserve price.

2019
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Block 7 and 8 Cut 1 pit

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OBUASI
Continental Africa
Introduction
Property description
Obuasi Gold Mine is owned and operated by AngloGold Ashanti (Ghana) Limited (AGAG). AGAG was established following the merger of the former AngloGold Limited of South Africa and Ashanti
Goldfields Company Limited of Ghana in April 2004.
Production at Obuasi started in 1897 and stopped in the last quarter of 2014. Some aspects of the mine continued under limited operational conditions, including the development of the underground decline.
A favourable FS was completed in 2017 and indicated a strong technical and economical case with an anticipated 20 year LOM. In 2018, approval was received from the AngloGold Ashanti board to proceed with the project. The redevelopment project commenced in late 2018 and first gold was poured during the fourth quarter of 2019.
Location
Obuasi Gold Mine is located in the municipality of Obuasi, in the Ashanti region of Ghana, some 260km northwest of the capital Accra and 60km south of Kumasi.
History
Underground production was continuous from 1897 to 2014 and recommenced in October 2019.
A phase of open pit mining was conducted from 1988 to 2000 with small intermittent open pit mining beyond that period. Total historic production is ~33Moz gold, including ~5Moz gold from open pits.
Legal aspects and tenure
Obuasi Gold Mine concession previously covered an area of approximately 475km
2
and had 80 communities
within a 30km radius of the mine. This was reduced to 201km
2
in March 2016. The majority of the
reduced concession area falls in the Obuasi municipality. Minor portions of the new concession fall in the Adansi North, Adansi South and Amansie Central districts.
The Mineral Resource and Ore Reserve are covered by two mining leases, namely:
•
Obuasi Concession comprising 152.6km
2
•
Binsere Concession parts 1, 2 and 3 comprising 48.86km
2
The mining concessions, which expire on 5 March 2054, are covered by a Development Agreement and Tax Concession Agreement with the government of Ghana.
Mining method
Mine designs are done to delineate development layouts and production stopes by taking into consideration economic cut-off grade and geotechnical design parameters for each mining block, mining level and section. The underground development extends to a depth of 1,500m from surface.
Mining levels are between 15 and 20m intervals with major levels between 30 and 60m intervals.
Underground production was by open-stope mining (both longitudinal and transverse), and sub-level caving method, with future designed production by longhole open-stope mining methods with paste fill.
Ore is transported to surface via shafts or trucked up the decline.
Operational infrastructure
Existing infrastructure includes a 2.4Mtpa processing plant with ﬂotation and bacterial oxidation (BIOX), underground development, hoisting shafts and associated infrastructure, power and water reticulation, office complexes, workshops and company housing estates. Power is supplied to the mine by the
Volta River Authority and GridCo.
Mineral processing
The plant is configured for ﬂotation and BIOX treatment which is required for the refractory sulphide ore.
Risks
All available, appropriate data has been used for Mineral Resource estimation. This includes data collected prior to the merger of AngloGold and Ashanti Goldfields Company Limited in 2004. The
risk associated with the inclusion of this data has been mitigated by a comprehensive Data Validation
Project completed between 2015 and 2018.
Obuasi is currently implementing a redevelopment project that aims to establish Obuasi as a modern, efficient, mechanised, underground operation. The first gold pour occurred in December 2019.

2019
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Map showing Obuasi Gold Mine infrastructure and licence
X
W
X
W
X
W
X
W
X
W
X
W
X
W
X
W
X
W
X
W
X
W
X
W
X
W
Odumasi
Nyankumaso
Kwapia
Wawasi
Gyabunsu-Sibi
Sansu
to Kumasi
Mangoase
Domiabra
Anyinam
Sansu
Anyankyirem
Dankwa
Boete
to Atekyem
Pompora TSF
Kokoteasua TSF
Adansi
ODD
KMS
South TSF
Pond 3
Jimi Dam
SVS
Sansu
ETS
Timber
Cote D'or
CVS
KMVS
KRS
GCS
SNVS
0
2
4
6km
Plant centroid co-ordinates
1°41’16”E, 6°10’11”N
Licences
Mining
Mine Infrastructure
Pits
Plant
TSF
Waste dumps
Underground access
Ponds and dams
Consolidated operations footprint
Settlements
Villages
Roads
Main
Secondary
Airfield

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OBUASI   C O N T I N U E D
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Geology
Deposit type
The mine is located within the Obuasi concession area in
southwestern Ghana along the northeasterly striking Ashanti
volcanic belt. The deposit is one of the most significant Proterozoic gold belts discovered to date. The Ashanti belt predominantly comprises sedimentary and mafic volcanic rocks, and is the most prominent of the five Birimian Supergroup gold belts found in Ghana.
The Birimian was deformed, metamorphosed and intruded by syn-
and post-tectonic granitoids during the Eburnean tectonothermal event around two billion years ago. Folding trends are dominantly north-northeast to north-east. Elongate syn- Birimian basins developed between the ridges of the Birimian system and these were filled with the Tarkwaian molasse sediments made up primarily of conglomerates, quartzose and arkosic sandstones and minor shale units. Major faulting has taken place along the same trends.
The Lower Birimian metasediments and metavolcanics are
characterised and defined by argillaceous and fine to intermediate arenaceous rocks. These rocks are represented by phyllites,
metasiltstones, metagreywackes, tuffaceous sediments, ash tuffs and hornstones in order of decreasing importance. Adjacent to the shear zones, these rocks are replaced by sericitic, chloritic and carbonaceous schists, which may be graphitic in places. Multiple lodes are a common feature in the mine.
Granites outcrop in the west and northwest of the concession area and intrude the Birimian rocks only. Two types of granite are present: one is more resistant to weathering than the other, with less resistant granite being prospective for gold mineralisation.
Mineralised shears are found in close proximity to the contact with harder metamorphosed and metasomatically altered
intermediate-to-basic Upper Birimian volcanics. The competency contrast between the harder metavolcanic rocks to the east
and the more argillaceous rocks to the west is thought to have formed a plane of weakness. During crustal movement, this
plane became a zone of shearing and thrusting coeval with the compressional phases.
Mineralisation style
Gold mineralisation is associated with, and occurs within,
graphite-chlorite-sericite fault zones. These shear zones are commonly associated with pervasive silica, carbonate and sulphide hydrothermal alteration and occur in tightly folded Lower Birimian schists, phyllites, metagreywackes and tuffs, along the eastern limb of the Kumasi anticlinorium.
Mineralisation characteristics
Two main ore types are present, namely quartz vein and sulphide ore. The quartz vein type consists mainly of quartz with free gold in association with lesser amounts of various metal sulphides containing iron, zinc, lead and copper. This ore type is generally non-refractory. Sulphide ore is characterised by the inclusion of gold in the crystal structure of arsenopyrite minerals. Higher gold grades tend to be associated with finer grained arsenopyrite crystals. Sulphide ore is generally refractory.
View of the Obuasi processing plant

2019
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INTRODUCTION

N-S Geological cross-section through Block 8, elevation in mRL
10600mN
10800mN
11000mN
11200mN
11400mN
10600mN
10800mN
11000mN
11200mN
11400mN
-800mRL
-600mRL
-400mRL
-200mRL
-0mRL
200mRL
-800mRL
-600mRL
-400mRL
-200mRL
-0mRL
200mRL
B
A
0m
100m
Scale: 1:3,000
Vertical exaggeration: 1x
B
A
Far hangingwall lode (FH30)
Footwall lode 6 (FW06)
Footwall lode 7 (FW07)
Hangingwall lode 1 (HW01)
Hangingwall lode 1 (HW02)
Metavolcanics
Obuasi fissure
Footwall lode 8 (FW08)
Shear vein quartz
Arsenopyrite boundary
Hangingwall-footwall shear
Graphite
Legend
Location
B: 13959, 10544
A: 13050, 11518
* mRL = 1.18m AMSL

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OBUASI   C O N T I N U E D
Continental Africa
Exploration
On 27 May 2019, underground DD recommenced at Obuasi which
was outsourced to two drilling contractors: Boart Longyear and
Westfield Drilling Limited. As part of the drilling, two multipurpose rigs capable of drilling RC with diamond tails have been mobilised to site to be used for drilling infill and grade control holes.
During the year, capitalised drilling focused on 41 level infill and grade control drilling of scheduled stopes on Sansu 17 and 22n1 levels. While the expensed drilling targeted the George Cappendell
Shaft (GCS) top (Block 8) area to convert conceptual material to
Inferred Mineral Resource. In total, for the year, 12,636m were drilled of which 2,353m was RC.
The focus of the exploration drilling programme was to convert the conceptual material in GCS top to the Inferred Mineral Resource category. GCS top has extensive historical mining, however the block has further opportunity for Mineral Resource identification and definition with the planned drilling programme. The focus of the drilling for the conceptual material in GCS top is ongoing and expected to infill an area between 900 Level to 1400 Level. The strategy is to make use of the existing stockpile cuddies along the main decline and drill from 8 Level towards 14 Level. A total of
10,998m have been planned for the area of which 25 holes with total depth of 4,578m were completed during the year.
The focus of the infill drilling during the year was to upgrade
Block 10 from Inferred to Indicated Mineral Resource and ultimately prepare it for mining by doing the last phase of grade control drilling. The strategy is to use 41 Level as the main drilling platform and target the area below 41 Level. The area to be drilled lies along the trend of a ﬂat plunging shoot of approximately 380m vertical extent, where the current geological interpretation shows wider mineralisation with multiple lodes. A total of about 32,000m have been planned to be drilled on 41 Level. Due to the number of metres to be drilled, and the tight time frame to drill it, the strategy is to use a multi-purpose rig; RC precollars with diamond tails. The main advantage of the RC drilling is accelerated data acquisition and reduction in unit cost. Fifty-six drill holes with a total of 7,768m were completed during the year. Where tighter spaced drilling has already been done into the area, elevated metal content has been observed.
Projects
In 2014, a detailed FS began that considered the optimum mining methodology and schedules for the underground mine, based
on modern mechanised mining methods and refurbishment of
underground, surface and process plant infrastructure. It was recognised that a significant rationalisation and/or replacement of current infrastructure will enable the delivery of high utilisation and productivity metrics.
During this time, Obuasi continued in a limited operating phase with underground activities essentially restricted to ongoing development of Obuasi’s deeps decline and underground infill drilling. The limited operating phase was brought to a halt after an incursion by illegal miners on Obuasi’s concession in February
2016. The mine was subsequently placed under care and
maintenance. The FS was finalised in March 2016, with a schedule for the potential restart of underground production. The FS was followed up with an optimised FS that considered reducing upfront capital spend and this was finalised at the end of 2017. In 2018 approval was received from the AngloGold Ashanti board for
project commencement.
Obuasi has embarked on the process of rebuilding the mine in all its aspects to deliver a modern, efficient, mechanised, underground operation. Underground development recommenced in quarter one of 2019 and first gold was poured in December 2019.
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other
Measured 20 x 20 – – –
Indicated 60 x 60 – – –
Inferred 90 x 90,
120 x 120
– – –
Grade/ore control 10 x 10 – –

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

Inclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Anyankyirem Measured – – – –
Indicated 5.52 2.38 13.10 0.42
Inferred 0.09 2.71 0.24 0.01
Total 5.61 2.38 13.35 0.43
Anyinam Measured 0.00 2.50 0.01 0.00
Indicated 0.45 3.54 1.59 0.05
Inferred 1.02 4.23 4.32 0.14
Total 1.47 4.02 5.92 0.19
Gyabunsu – Sibi Measured 0.05 4.00 0.21 0.01
Indicated 0.05 3.48 0.16 0.01
Inferred 0.28 3.97 1.13 0.04
Total 0.38 3.92 1.50 0.05
Above 50 Level – Block 1 Measured – – – –
Indicated 10.29 5.16 53.10 1.71
Inferred 2.04 5.08 10.36 0.33
Total 12.33 5.15 63.46 2.04
Above 50 Level – Block 2 Measured – – – –
Indicated 8.69 5.94 51.61 1.66
Inferred 2.83 5.91 16.72 0.54
Total 11.52 5.93 68.32 2.20
Above 50 Level – Block 8 Measured 5.54 7.42 41.07 1.32
Indicated 16.11 5.73 92.33 2.97
Inferred 2.96 5.99 17.72 0.57
Total 24.60 6.14 151.12 4.86
Above 50 Level – Block 10 Measured – – – –
Indicated 21.20 6.09 129.08 4.15
Inferred 5.06 5.82 29.49 0.95
Total 26.26 6.04 158.57 5.10
Above 50 Level – Adansi Measured – – – –
Indicated 5.48 14.52 79.59 2.56
Inferred 1.81 14.31 25.89 0.83
Total 7.29 14.47 105.49 3.39
Above 50 Level – Côte d’Or Measured – – – –
Indicated 0.01 18.03 0.19 0.01
Inferred 13.85 10.75 148.84 4.79
Total 13.86 10.76 149.03 4.79
Above 50 Level – Sansu Measured 1.44 7.58 10.90 0.35
Indicated 7.89 5.98 47.16 1.52
Inferred 3.30 5.76 19.00 0.61
Total 12.63 6.10 77.06 2.48
Below 50 Level – Block 11 Measured – – – –
Indicated 2.86 20.38 58.30 1.87
Inferred 2.12 18.55 39.25 1.26
Total 4.98 19.60 97.55 3.14
Below 50 Level – Block 14 Measured – – – –
Indicated 1.50 7.95 11.96 0.38
Inferred 8.30 7.50 62.20 2.00
Total 9.80 7.56 74.16 2.38
Obuasi
Total 130.74 7.39 965.52 31.04

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OBUASI   C O N T I N U E D
Continental Africa
Estimation
The underground Mineral Resource models are informed by
underground mapping as well as DD and cross-cut channel
sampling. 3D wireframe models of the mineralisation are developed and used to define the grade estimation domains which are
estimated by ordinary kriging into blocks of 20 x 5 x 15m.
For the open pit Mineral Resource, geological interpretation is based on RC and diamond core samples. Estimation is by ordinary kriging into 30 x 30 x 10m blocks.
Obuasi uses AngloGold Ashanti’s internal rule of 15% error at
90% confidence to classify its Mineral Resource into Measured,
Indicated and Inferred Mineral Resource. The open pit Mineral
Resource is constrained by pit optimisation whilst the underground
Mineral Resource is constrained by optimised mineable shapes.
Cut-off grade (g/t)
Tonnes above cut-off Average grade above cut-off
Obuasi
Surface (metric)
0 1 2 3 4 5
18
16
14
12
10
8
6
4
2
0
7
6
5
4
3
2
1
43
37
31
25
19
13
7
0 2 6 8 10 12 16 18 20 4 14
Cut-off grade (g/t)
Tonnes above cut-off Average grade above cut-off
Obuasi
Underground (metric)
126
111
96
81
66
51
36
21
6
Exclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Obuasi
Measured
2.03
3.92
7.94
0.26
Indicated
62.49
5.78
360.96
11.61
Inferred
43.65
8.59
375.17
12.06
Total
108.17
6.88
744.07
23.92
The exclusive Mineral Resource is made up of Mineral Resource from underground and open pit. The bulk of the exclusive Mineral Resource is from underground, and is spread across the entire deposit, where further study and design, change in costs and/or gold price is required to develop economic extraction plans. A large proportion of the exclusive Mineral Resource is Inferred Mineral Resource and will require upgrading before it can be mined.
Mineral Resource below infrastructure
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Obuasi
Measured
–
–
–
–
Indicated
4.37
16.10
70.26
2.26
Inferred
10.41
9.74
101.45
3.26
Total
14.78
11.62
171.71
5.52
Mineral Resource below infrastructure is from areas below 50 Level. These areas have been extensively drilled but no infrastructure is currently in place to exploit it.
Grade tonnage curves
Mineralised quartz core sample at Obuasi

2019
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CONTINENTAL AFRICA
INTRODUCTION

Year-on-year changes in Mineral Resource
30.0
30.5
31.0
31.5
32.0
32.5
33.0
33.5
34.0
34.5
35.0
0.00
(0.36)
2018
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
disposal
Acquisition/
2019
Obuasi
Total (Moz)
0.00
(1.42)
(1.21)
(0.03)
0.01
0.00
34.05
0.00
31.04
The most significant changes came from the methodology, geotechnical and other categories. There were no price, cost, metallurgical or acquisition/disposal changes.
The exploration, methodology and other changes came from Block 8, Sansu and Block 11. The Mineral Resource models for these three areas were updated during the year. All other areas remained unchanged. The geotechnical change came from Block 8 and was due to the exclusion of the crown pillar. Only a small amount of Mineral Resource was depleted during the year (from Sansu). This number reﬂects the resumption of mining.
Development drill underground at Obuasi

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OBUASI   C O N T I N U E D
Continental Africa
1,200
1,400
1,600
15
10
5
0
-5
-10
-15
-20
Obuasi
Percentage change
Mineral Resource price ($/oz)
Tonnes                  Ounces
Grade
Ore Reserve
Ore Reserve
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Above 50 Level – Block 1 Proved – – – –
Probable 0.91 6.49 5.91 0.19
Total 0.91 6.49 5.91 0.19
Above 50 Level – Block 2 Proved – – – –
Probable 1.35 6.08 8.22 0.26
Total 1.35 6.08 8.22 0.26
Above 50 Level – Block 8 Proved – – – –
Probable 9.18 7.86 72.20 2.32
Total 9.18 7.86 72.20 2.32
Above 50 Level – Block 10 Proved – – – –
Probable 6.42 7.28 46.73 1.50
Total 6.42 7.28 46.73 1.50
Above 50 Level – Adansi Proved – – – –
Probable 0.74 16.60 12.36 0.40
Total 0.74 16.60 12.36 0.40
Above 50 Level – Côte d’Or Proved – – – –
Probable 0.01 16.47 0.10 0.00
Total 0.01 16.47 0.10 0.00
Above 50 Level – Sansu Proved – – – –
Probable 2.85 7.86 22.42 0.72
Total 2.85 7.86 22.42 0.72
Below 50 Level – Block 11 Proved – – – –
Probable 2.80 19.14 53.54 1.72
Total 2.80 19.14 53.54 1.72
Obuasi
Total 24.26 9.13 221.47 7.12
Obuasi is very sensitive to changes in gold price,
especially to a lower gold price, due to the lower
grade sulphide mineralisation on the ﬂanks of the
high grade quartz. There is a 4% upside in ounces at
a higher Mineral Resource price and 13% downside
in ounces at a lower Mineral Resource price.
Inclusive Mineral Resource sensitivity

2019
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CONTINENTAL AFRICA
INTRODUCTION

Ore Reserve modifying factors
as at 31 December 2019
Gold
price
US$/oz
Cut-off
grade
g/t Au
Dilution
%
MRF %
(based on
tonnes)
MRF %
(based
on g/t)
MCF
%
MetRF
%
Above 50 Level – Block 1 1,100 4.20 16.0 95.0 100.0 100.0 87.0
Above 50 Level – Block 2 1,100 4.30 15.0 95.0 100.0 100.0 87.0
Above 50 Level – Block 8 1,100 4.10 15.0 95.0 100.0 100.0 87.0
Above 50 Level – Block 10 1,100 4.25 10.0 95.0 100.0 100.0 87.0
Above 50 Level – Adansi 1,100 5.20 14.0 98.0 100.0 100.0 87.0
Above 50 Level – Côte d’Or 1,100 5.00 5.0 100.0 100.0 100.0 87.0
Above 50 Level – Sansu 1,100 4.10 15.0 95.0 100.0 100.0 87.0
Below 50 Level – Block 11 1,100 5.20 16.0 95.0 100.0 100.0 87.0
Several factors are used for the modifying of the Ore Reserve and include mining recovery, dilution and processing recovery. These are applied based on the mining method employed. A weighted average dilution factor equal to 15.5% is used for all of the Ore Reserve.
Inferred Mineral Resource in business plan
as at 31 December 2019
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Above 50 Level – Block 1 0.01 6.36 0.09 0.00
Above 50 Level – Block 2 0.67 6.70 4.49 0.14
Above 50 Level – Block 8 0.54 5.96 3.23 0.10
Above 50 Level – Block 10 0.20 8.08 1.58 0.05
Above 50 Level – Adansi 0.09 8.01 0.72 0.02
Above 50 Level – Côte d’Or 2.55 6.66 17.01 0.55
Below 50 Level – Block 11 1.01 14.84 15.02 0.48
Total 5.08 8.30 42.13 1.35
With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan during the optimisation process. This accounts for 15% of the business plan. The planned mining of Inferred Mineral Resource in the business plan is mainly at the end of the
LOM and has an exploration programme attached to it to allow for the upgrade to Indicated Mineral Resource. This conversion of Inferred to
Indicated Mineral Resource has taken into consideration historic conversion outcomes.
Estimation
3D Mineral Resource models are used as the basis for the Ore
Reserve evaluation. Using the Mineral Resource block model,
an ore envelope is developed by applying the relevant cut-off grade, which is then used for mine design. An appropriate mining layout is designed that incorporates mining extraction losses and dilution factors.
All mine designs delineate stopes by taking into consideration cut-off grade, geotechnical design parameters for each mining block, ventilation and backfill requirement, mining level and section, usually leading to an optimisation of the existing infrastructure, mining sequence, and corresponding development layouts. The
underground operation runs to a depth of 1,500m from surface.
Mining levels are between 15 and 20m intervals with major
levels between 30 and 60m intervals. Underground production
mining methods include both longitudinal and transverse
open stoping.
The current Ore Reserve has been estimated based partially on the 2014/2016 Mineral Resource and partially on the 2019 Mineral
Resource. The significant changes to the Mineral Resource,
resulting from the revised geological model and extensive data validation, have not impacted the entire Ore Reserve with only the southern blocks and Block 11 redesigned to the 2019 Mineral
Resource. The blocks redesigned during 2019 include Sansu
and Blocks 8 and 11. The remaining blocks will be redesigned during 2020.

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OBUASI   C O N T I N U E D
Continental Africa
2018
Depletion
Exploration
Methodology
Price
Cost
Metallurgical
Other
Revenue factor
disposal
Acquisition/
2019
Obuasi
Total (Moz)
Geotechnical
5.0
5.5
6.0
6.5
7.0
7.5
8.0
(0.03)
1.28
0.00
0.00
0.00
5.86
0.00
0.00
0.00
0.00
0.00
7.12
The change in Ore Reserve year-on-year resulted in a 21% increase in contained metal. The positive net changes are mainly attributable to new designs due to model changes in Sansu and Blocks 8 and 11 which significantly improved the quality of the Mineral Resource models.
Ore Reserve sensitivity
1,000
1,100
1,200
25
20
15
10
5
0
-5
-10
-15
-20
-25
Obuasi
Percentage change
Ore Reserve price ($/oz)
Tonnes Ounces
Grade
Competent Persons
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource Emmarentia Maritz SACNASP 118 345 16 years BSc (Geology), BSc Hons (Geology),
MSc (Mineral Resource Evaluation)
Ore Reserve Gerard Bagnell MAusIMM 334 405 29 years Dip (Mining Technology)
Year-on-year changes in Ore Reserve
Obuasi is very sensitive to the changes in gold price,
especially to a lower gold price. There is a 9% upside
in ounces at a higher Ore Reserve price and 11%
downside in ounces at a lower Ore Reserve price.
Ore Reserve below infrastructure
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Obuasi Proved – – – –
Probable 2.80 19.14 53.54 1.72
Total 2.80 19.14 53.54 1.72
Ore Reserve below infrastructure is restricted to the ground below 50 Level that requires a decline to access and is located between 50 and 60 Level below the Kwesi Mensah Shaft (KMS).

2019
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CONTINENTAL AFRICA
INTRODUCTION

GCS shaft at Obuasi

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GUINEA
Continental Africa
GUINEA
Kankan
Dabola
Labe
Conakry
1
LEGEND
1
Siguiri (85%)
200km
0
S
iguiri Gold Mine is our only
operation in the Republic of
Guinea. The mine is 85% owned
by AngloGold Ashanti and 15% by the
government of Guinea. The mine is a
conventional open pit operation situated
in the Siguiri district in the north-east
of Guinea. It lies about 850km northnortheast
of the capital city of Conakry
and 109km west of the border with Mali by road.
Gold-bearing ore is mined from several pits
(generally three pits at any one time). A plant
upgrade to process hard rock was completed
in 2018 and production ramped up during
2019. Siguiri Gold Mine will continue to focus
on debottlenecking and plant optimisation.
Attributable production from Guinea was
213koz of gold in 2019, or 14% of the region’s
production.
As at December 2019, the Mineral Resource
(inclusive of Ore Reserve) for Guinea was
5.7Moz (2018: 7.2Moz) and the Ore Reserve
was 1.8Moz (2018: 2.1Moz).
Exclusive Mineral Resource
Ore Reserve
Inclusive Mineral Resource
0.4Moz
(6%)
Measured
3.5Moz
(62%)
Indicated
1.8Moz
(32%)
Inferred
1.5Moz
(45%)
Indicated
1.8Moz
(55%)
Inferred
0.4Moz
(21%)
Proved
1.4Moz
(79%)
Probable

2019
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CONTINENTAL AFRICA
INTRODUCTION

Tubani (Sorofe) fresh pit cutback stripping

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SIGUIRI
Continental Africa
Introduction
Property description
Siguiri, in Guinea, is 85% owned by AngloGold Ashanti and 15% by the government of Guinea. It is an open pit operation.
Location
The mine is located approximately 850km north-northeast of Conakry, 25km northwest of the town of
Siguiri and 220km southeast of the Malian capital Bamako, near the Malian border.
History
First gold mining can be traced back to the first great West African Empire, the Sarakolle Kingdom in
3BC, but there are no reliable records of prewestern production. The French became involved in the area in the late-19th and early-20th centuries. Between 1931 and 1951, the French reported gold coming out of Siguiri, with figures varying between 1 and 3.8t annually however, little exploration work was completed.
There was a phase of Russian exploration in the area between 1960 and 1963. The Russian work focused on the placer deposits along the major river channels in the area.
In 1980, Société Minière Internationale du Quebéc (SOMIQ) gained the exploration rights for Siguiri and
Mandiana. SOMIQ focused its work on the Koron and Didi areas. The Chevaning Mining Company
Limited was then created to undertake a detailed economic evaluation of the prospect, with more intensive work beginning in the late 1980s.
Société Aurifere de Guinea (SAG) took over from its predecessors and continued work on the placer deposits. Production on the Koron placer reached a peak in 1992 with 1.1t gold being produced, although due to a number of difficulties, the mine was shut down later that year.
In the mid-1990s, Golden Shamrock acquired and operated the project as an open pit and heap leach.
In October 1996, Golden Shamrock was acquired by Ashanti Goldfields Corporation which operated
Siguiri as a heap leach until 2004. Ashanti Goldfields Corporation merged with AngloGold Corporation in 2004 to become AngloGold Ashanti. AngloGold Ashanti completed the design and construction of the 8.5Mtpa saprolite soft rock treatment plant and commissioned it in 2005. This was later increased to 12Mtpa.
A Siguiri combination plant FS based on the requirement to process fresh and transitional material in combination with existing oxide material was completed in 2015. The combination plant conversion project began in 2017. The plant conversion will allow the mine to treat six million tonnes of sulphide ore and six million tonnes of oxide ore. Construction was completed in March 2019 and further optimisation and debottlenecking of the plant continues.
Legal aspects and tenure
Siguiri is mined under licence from the government of Guinea. The published Mineral Resource and Ore
Reserve are covered by SAG mining concession D/97/171/PRG/SGG, totalling 1,494.5km
2
.
The original SAG concession was granted under the Convention de Base between the Republique de
Guinea and SAG signed on 4 August 1997. The concession is to be explored and mined exclusively for gold, silver and diamonds by SAG for 25 years from the date of the agreement, until 4 August 2022.
The Convention de Base will guide the renewal of the mining concession in 2022. The SAG concession was granted under a new amended Convention de Base between the Republique de Guinea and SAG signed on 28 June 2016 and ratified by the Guinean parliament on 13 December 2016. The Convention de Base was ratified by the constitutional court and published in the Journal Officiel of the Republic of
Guinea on 24 January 2017. Dependent on the submission of the necessary renewal documentation on, or before, 4 March 2022, the concession is to be explored and mined exclusively for gold, silver and diamonds by SAG for 25 years from the date of agreement to 13 December 2041.
Mining method
Siguiri is currently a multi-pit fresh rock and oxide gold mining operation, mined by a contract miner.
The mining method is selective conventional techniques using excavators and trucks on 3m high
ﬂitches. Three Caterpillar 6020B excavators are the main loading equipment matched with Caterpillar
777G dump trucks. In some deposits a selective mining unit (SMU) of 10 x 10 x 3m which based on historical grade control, the deposit type and the mining equipment is used to simulate the expected mining dilution and ore losses.

2019
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INTRODUCTION

Operational infrastructure
The Siguiri Gold Mine includes a processing plant, a TSF and other infrastructure such as a mine village, water supply system, roads, power supply by on-site generators and communications systems. Additional infrastructure includes on-site offices, accommodation and workshops to support remote mining. Power to the mine is self-generated.
Siguiri can be accessed via a small airfield and a well-paved road connects Siguiri to Bamako in the north and Kouroussa in the south. Access to the mine via roads and to Siguiri is easily passable through most of the year, although some secondary roads are seasonal with limited access during the wet season.
Mineral processing
Processing of the ore is done by a hybrid CIL circuit processing plant converted from CIP in 2018.
The plant is capable of treating 50% hard ore post commissioning a new ball mill and three-stage crushing plant in quarter one of 2019.
The original processing facility was designed to process soft ore only and was successfully optimised to reach an average throughput of 11.8Mt per annum.
Risks
The favourable conclusion of the Convention de Base negotiation during 2016 and its ratification in 2017 by parliament has significantly reduced the risk of the remaining Mineral Resource and
Ore Reserve not being covered by a valid mining concession. The current mining concession is now confirmed to be valid until 4 August 2022, with high likelihood of renewal until 2041.
Performance of the newly commissioned combination plant, achievement of plant throughput (crusher and mill) and recovery are seen as a risk until the plant stabilises. There are several action plans in place to address this.
An independent external Mineral Resource and Ore Reserve audit was undertaken in 2019 and found no fatal ﬂaws in process or output.
Map showing Siguiri Gold Mine infrastructure, concession and exploration licences, Block 1 to Block 4
!
(
!
(
!
(
!
(
!
(
!
(
!
(
!
(
!
(
!
(
!
(
!
(
!
(
!
(
!
(
!
(
Block 1
Siguiri
Koron
Block 3
Block 4
Foulata
Kounkoun
Kouremale
Saraya
Doko
Gontoron
Didi
Saraya West
Kounkoun
Corridor S
TSF
Corridor N
Block 2
!
(
0
10 20 30km
Plant centroid co-ordinates
9°23’27”W, 11°33’54”N
Licences
Mining
Exploration
Mine Infrastructure
Pits
Plant
ROM pad
Stockpiles
Leach pad
TSF
Waste dumps
Deposit
Settlements
Towns
Villages
Roads
Main
Secondary

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SIGUIRI   C O N T I N U E D
Continental Africa
Map showing Siguiri Gold Mine infrastructure, concession and exploration licences, Block 1
Geology
The Siguiri Gold Mine is situated in the northern part of the Siguiri
Basin of Guinea, and is underlain by Lower Proterozoic rocks of the
Birimian metasedimentary and volcano-sedimentary formations.
Where exposed, the sediments consist of a well-bedded turbiditic sequence of greenschist facies siltstones, sandstones, greywackes and minor conglomerates, with some brecciated and possibly
volcanic members. Stratigraphic relationships in the area are however, poorly understood due to poor exposure and a thick
lateritic duricrust which covers large portions of the lease.
The mineralisation at Siguiri occurs as secondary gold in alluvial or colluvial gravel in lateritic cover and primary vein hosted mineralisation. The veins are quartz dominant and display a variety of styles and orientations, with a sub-vertical northeast-trending conjugate quartz vein set predominating in most of the open pits, irrespective of the orientation of the bedding. Auriferous quartz veins show a strong lithological control and are best developed in the sandstone/greywacke units.
The main structural and lithological trend in the current mining area of Block 1, changes from a roughly north-south orientation in the south to northwest-southeast in the north.
The geology of Block 2 differs from Block 1 in that the block is mostly underlain by metavolcanics and volcanoclastics. Mineralisation styles appear to be similar to those in Block 1, with Saraya appearing to be located on a north-south orientated structure.
Deposit type
Three main sedimentary packages are recognised in the Siguiri district, the Balato, Fatoya and Kintinian Formations. The Balato
Formation is dominated by centimetre scale alternations of shale, siltstone and greywacke. The overlying Fatoya Formation consists of metre scale beds of greywacke fining towards the west.
The Kintinian Formation is a thick package of shale and sandstone with a basal clast-supported conglomerate.
0
4
2
8km
Plant centroid co-ordinates
9°23’27”E, 11°33’54”N
Gontoron
Koron
Kintinian
Balato
Setiguia
Komatiguia
Koufoulani
Fatoya
Fenserekolen
Boukaria
Kourouda
Kofilani
Seguélén
Bidini
Block 1
Tubani
Kami
Sokunu
Sintroko
Silakoro
Silibada
Colinda
Tabako
Kouroundenda
Siguiri
TSF
Corridor S
Corridor N
Licences
Mining
Exploration
Mine Infrastructure
Pits
Plant
ROM pad
Stockpiles
Leach pad
TSF
Waste dumps
Settlements
Towns
Villages
Roads
Main
Secondary

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

The orebodies are structurally controlled and the area has undergone at least three distinct phases of deformation, with initial north-
south compression developing minor folds, the second and largest deformation event is associated with east-west to east-northeast and west-southwest directed compression leading to north-south structural architecture, and the third event was a northwest and southeast compression that led to refolding of existing structures.
A deep oxidation (weathering) profile is developed in the region, varying between 50 and 150m. Following the completion of the plant upgrade, both soft and hard rock can be fed to the plant.
Mineralisation style
Primary gold mineralisation occurs in all three lithostratigraphic units of the Siguiri region although most of the known mineralisation is found in the central and more competent Fatoya Formation. In some deposits, the mineralisation shows strong lithological control and is preferentially developed in coarser-grained units that have higher fracture/vein densities relative to fine-grained rocks.
The mineralisation dominantly follows sub-vertical north-south thrusts, northeast to southwest dextral shear zones, and
west-northwest to east-southeast sinistral faults associated with the main (D2) deformation event. The mineralised veins
are remarkable for the relative consistency of their orientation
(northeast), despite the highly variable orientation of bedding and major structures.
Mineralised veins are more intensely developed along major
structural trends with quartz-carbonate-sulphide veining developed along structures. Some of these structures have developed as incipient faults and are represented by discrete stockworks of mineralised quartz-carbonate veins occurring along a trend, instead of being clearly defined continuous structures.
Mineralisation characteristics
Two styles of primary mineralisation have been recognised at
Siguiri. The first is characterised by precipitation of gold-bearing pyrite associated with proximal albite and distal carbonate
alteration, and opening of carbonate-pyrite veins. The second style corresponds to east-northeast to west-southwest trending native gold bearing quartz veins with carbonate selvages
which cross-cut carbonate-pyrite veins and show arsenopyrite
(pyrite) halos.
SE-NW Geological cross-section of the Kalamagna, Bidini and Sanu Tini pits, elevation in metres AMSL
0
Fatoya Formation – Turbidites sequences
greywackes, siltstones, mudstones
Kintinian Formation –
shales dominated
Orebody
Fault
Oxide – fresh rock transition
Bidini pit outline
$1,400 Mineral Resource shell
Sanu Tinti Breccio-conglomerate
oligomictic matrix supported
Legend

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SIGUIRI   C O N T I N U E D
Continental Africa
Exploration
Exploration at Siguiri was historically focused on finding new oxide
Mineral Resource in the saprolite and upgrading the confidence in the existing oxide Mineral Resource. This was achieved using geophysics, soil geochemistry and drill hole sampling in the context of the regional and pit-scale geological models. Following the completion of an asset strategy optimisation project in 2012, which indicated the potential economic viability of the fresh rock material, the aim of the exploration has expanded, and the objectives
are four-fold. Firstly, to explore for replacement and additional oxide material for short-term mining requirements at Sanu Tinti,
Bidini, Tubani South, Kami and Silakoro where 33,065m drilling was completed in 2019. Secondly, to explore new conceptual
oxide targets in Block 1, Block 2, Block 4 and the Saraya West exploration licence. Thirdly, to increase the level of confidence in major fresh rock targets below the existing oxide pits at Seguélén,
Kami and Bidini. Lastly, drilling to support the Block 2 projects at
Saraya and Foulata.
Advanced grade control drilling totalling 27,967m was completed in 2019 and primarily focused (28%) on increasing confidence in the Saraya, and Foulata Mineral Resource to generate Measured
Mineral Resource in support of the remote lease PFS project at
Block 2. An advanced grade control programme was additionally undertaken at Silakoro and Kozan pushback 3 in Block 1.
Infill drilling comprising 32% of the total drilling occurred on Blocks
1 and 2 over various deposits (Kami, Tubani, Sanu Tinti, Bidini,
Silakoro, Saraya and Foulata). Reconnaissance drilling comprised
40% of the total metres (41,796m) and was focused on depth
extensions at Seguélén while new oxide targets were drilled at
Kami, Silakoro North, Setiguiya West, Niono, Balato North (Block 1)
Foulata and Saraya (Block 2), Doko (Block 4) and the Saraya West
exploration licence.
Projects
A FS investigating the exploitation of fresh rock material was completed in December 2015. Called the Combination Plant
project, it investigated the upgrade of the current plant to enable processing a combination of oxides and of fresh rock material. The plant throughput will remain at 12Mtpa with a ﬂexible design allowing up to 6Mtpa of fresh rock material to be processed. Targeted fresh rock pits include Kami, Bidini, Tubani, Sintroko, Seguélén and
Sokuno. The FS was approved by the board of AngloGold Ashanti following successful negotiations with the government of Guinea regarding the Convention de Base and having obtained access to
Seguélén Area 1. Construction of the combination plant commenced in 2017 and was commissioned during quarter four of 2018.
Conceptual studies were initiated to evaluate the potential of mining in Blocks 2 and 3 with priority placed on the higher value Block
2 deposits. Following the infill drilling, aimed to convert Inferred to Indicated Mineral Resource, a PFS study was initiated in 2019 at Foulata and Saraya and is expected to be complete in early
2020. The project included geometallurgical drilling to test the metallurgical characteristics of Block 2 ore. Furthermore, a grade control programme was also performed during the third quarter of
2019 to test orebody orientation.
Drilling for paddock blasting in Bidini pit stage 1 oxides waste stripping

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other
Measured 10 x 5 – – –
Indicated 20 x 40, 25 x 25,
50 x 25
– – –
Inferred 20 x 40, 50 x 25, 50 x 50 – – –
Grade/ore control 5 x 10, 5 x 12, 10 x 10,
12.5 x 6.25, 12.5 x 7.5
– – –
In general, 100 x 200m drill hole spacing is used to define the extent and geometry of anomalies and Indicated Mineral Resource defined by either 50 x 25m or 25 x 25m drilling.
Inclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Bidini (sulphide) Measured – – – –
Indicated 7.92 1.48 11.74 0.38
Inferred 1.89 1.47 2.78 0.09
Total 9.81 1.48 14.51 0.47
Bidini (oxide) Measured – – – –
Indicated 2.88 1.33 3.84 0.12
Inferred 6.11 1.17 7.15 0.23
Total 8.99 1.22 10.99 0.35
Bidini (transitional) Measured – – – –
Indicated 2.87 1.66 4.77 0.15
Inferred 0.65 1.52 0.99 0.03
Total 3.52 1.63 5.75 0.18
Eureka East Measured – – – –
Indicated 0.59 1.20 0.71 0.02
Inferred 0.19 1.20 0.22 0.01
Total 0.78 1.20 0.93 0.03
Eureka North Measured – – – –
Indicated 0.48 1.13 0.54 0.02
Inferred 0.12 1.01 0.12 0.00
Total 0.60 1.10 0.66 0.02
Foulata Measured – – – –
Indicated 2.48 1.84 4.57 0.15
Inferred 0.23 2.38 0.54 0.02
Total 2.71 1.89 5.12 0.16
Kalamagna Measured – – – –
Indicated 4.58 0.95 4.37 0.14
Inferred 1.24 0.97 1.20 0.04
Total 5.82 0.96 5.57 0.18
Kami (sulphide) Measured – – – –
Indicated 25.23 1.01 25.45 0.82
Inferred 2.15 0.95 2.04 0.07
Total 27.37 1.00 27.49 0.88
Kami (oxide) Measured – – – –
Indicated 3.23 0.65 2.11 0.07
Inferred 1.06 0.72 0.76 0.02
Total 4.29 0.67 2.87 0.09

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Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Kami (transitional) Measured – – – –
Indicated 0.95 0.92 0.88 0.03
Inferred 0.13 0.84 0.11 0.00
Total 1.09 0.91 0.99 0.03
Kosise Measured – – – –
Indicated 0.66 0.65 0.43 0.01
Inferred 1.33 0.71 0.95 0.03
Total 1.99 0.69 1.38 0.04
Kounkoun Measured – – – –
Indicated – – – –
Inferred 9.53 1.28 12.19 0.39
Total 9.53 1.28 12.19 0.39
Kozan North Measured – – – –
Indicated 2.24 0.69 1.54 0.05
Inferred 0.56 0.70 0.39 0.01
Total 2.81 0.69 1.93 0.06
Kozan South Measured – – – –
Indicated 6.24 0.65 4.05 0.13
Inferred 0.42 0.91 0.38 0.01
Total 6.66 0.67 4.44 0.14
Seguélén (oxide) Measured – – – –
Indicated 2.89 1.02 2.96 0.10
Inferred 0.41 1.00 0.41 0.01
Total 3.30 1.02 3.37 0.11
Seguélén (sulphide) Measured – – – –
Indicated 1.66 1.14 1.88 0.06
Inferred 0.40 1.06 0.42 0.01
Total 2.06 1.12 2.31 0.07
Seguélén (transitional) Measured – – – –
Indicated 0.36 1.19 0.43 0.01
Inferred 0.08 1.31 0.10 0.00
Total 0.44 1.21 0.53 0.02
Saraya (sulphide) Measured – – – –
Indicated 2.72 2.14 5.82 0.19
Inferred 0.73 2.53 1.85 0.06
Total 3.45 2.22 7.67 0.25
Saraya (oxide) Measured – – – –
Indicated 1.46 1.74 2.54 0.08
Inferred 0.26 2.21 0.58 0.02
Total 1.73 1.81 3.12 0.10
Saraya (transitional) Measured – – – –
Indicated 0.22 2.15 0.48 0.02
Inferred 0.03 1.56 0.05 0.00
Total 0.26 2.07 0.53 0.02
SIGUIRI   C O N T I N U E D
Continental Africa
Inclusive Mineral Resource  continued

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

Inclusive Mineral Resource  continued
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Sintroko South Measured – – – –
Indicated 2.14 1.31 2.80 0.09
Inferred 0.29 1.94 0.57 0.02
Total 2.43 1.39 3.37 0.11
Silakoro Measured – – – –
Indicated 0.30 1.25 0.37 0.01
Inferred 1.44 1.64 2.35 0.08
Total 1.74 1.57 2.73 0.09
Sokunu Measured – – – –
Indicated 4.76 0.84 4.01 0.13
Inferred 4.71 0.94 4.43 0.14
Total 9.47 0.89 8.43 0.27
Soloni Measured – – – –
Indicated 0.18 0.70 0.12 0.00
Inferred 1.36 0.82 1.11 0.04
Total 1.53 0.81 1.24 0.04
Sorofe (sulphide) Measured – – – –
Indicated 1.31 1.17 1.54 0.05
Inferred 0.98 1.41 1.38 0.04
Total 2.29 1.27 2.91 0.09
Sorofe (oxide) Measured – – – –
Indicated 2.91 1.30 3.79 0.12
Inferred 2.58 1.32 3.41 0.11
Total 5.49 1.31 7.19 0.23
Sorofe (transitional) Measured – – – –
Indicated 0.43 1.32 0.56 0.02
Inferred 1.47 1.34 1.97 0.06
Total 1.90 1.34 2.53 0.08
Stockpile (full grade ore) Measured 6.11 0.89 5.42 0.17
Indicated – – – –
Inferred – – – –
Total 6.11 0.89 5.42 0.17
Stockpile (marginal ore) Measured 12.09 0.51 6.14 0.20
Indicated – – – –
Inferred – – – –
Total 12.09 0.51 6.14 0.20
Stockpile (spent heap leach) Measured – – – –
Indicated 31.95 0.54 17.29 0.56
Inferred 13.40 0.57 7.61 0.24
Total 45.35 0.55 24.90 0.80
Siguiri Total 185.60 0.95 177.21 5.70
The Siguiri inclusive Mineral Resource is reported above the mineralised waste cut-off within economic pit shells, based on a gold price of
$1,400/oz and considering mining, processing and operational costs.

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SIGUIRI   C O N T I N U E D
Continental Africa
300
250
200
150
100
50
0
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off
Siguiri
Surface (metric)
0.00
0.50
0.25
0.75
1.00
1.25
1.50
1.75
2.00
Exclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Siguiri Measured – – – –
Indicated 49.17 0.95 46.60 1.50
Inferred 53.89 1.04 56.06 1.80
Total 103.06 1.00 102.66 3.30
The exclusive Mineral Resource at Siguiri includes:
•
Indicated and Inferred Mineral Resource that falls outside the Ore Reserve pit shell but within the Mineral Resource optimised shell at
$1,400 gold price
•
Inferred Mineral Resource that occurs within the Ore Reserve pit shell
•
All Mineral Resource that falls between the Mineral Resource and Ore Reserve cut-offs within the Ore Reserve design
Year-on-year changes in Mineral Resource
5.0
5.5
6.0
6.5
7.0
7.5
8.0
0.00
0.03
2018
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
disposal
Acquisition/
2019
Siguiri
Total (Moz)
0.00
(0.07)
(0.00)
(0.39)
0.05
(1.10)
7.18
0.00
5.70
The grade tonnage curve does not include stockpiles.
The Siguiri Mineral Resource decreased by 15% after depletion in 2019. The Mineral Resource decrease is mainly driven by the cost which increased by approximately 16%.
Estimation
Mineral Resource definition drilling is done with aircore drilling (AC),
RC and DD. All available geological drill hole information is validated for use in the Mineral Resource models and together with the local geology of the deposit, an understanding of grade variability is used to categorise the drill hole information into appropriate estimation domains. Detailed statistical analyses are conducted on each of these domains which allows for the identification of high-grade outlier values which are capped, with some models post processed using local uniform conditioning (LUC).
The Mineral Resource model is estimated using ordinary kriging into a 3D block model. Geological interpretation is based on geological drill hole data. The dimensions of these Mineral Resource blocks range from 10 x 10 x 2.5m to 50 x 25 x 6m block sizes, guided by the shape of the deposit and the drilling density. The Mineral
Resource is declared within an optimised Mineral Resource pit shell using a gold price of $1,400/oz.
Grade tonnage curve

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

Inclusive Mineral Resource sensitivity
1,200
1,400
1,600
30
20
10
0
-10
-20
-30
-40
-50
-60
-70
Siguiri
Percentage change
Mineral Resource price ($/oz)
Tonnes                   Ounces
Grade
Ore Reserve
Ore Reserve
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Bidini (sulphide) Proved – – – –
Probable 4.52 1.38 6.22 0.20
Total 4.52 1.38 6.22 0.20
Bidini (oxide) Proved – – – –
Probable 2.33 1.01 2.35 0.08
Total 2.33 1.01 2.35 0.08
Bidini (transitional) Proved – – – –
Probable 1.65 1.48 2.44 0.08
Total 1.65 1.48 2.44 0.08
Kami (sulphide) Proved – – – –
Probable 12.51 1.09 13.62 0.44
Total 12.51 1.09 13.62 0.44
Kami (oxide) Proved – – – –
Probable 0.01 1.14 0.01 0.00
Total 0.01 1.14 0.01 0.00
Kami (transitional) Proved – – – –
Probable 0.27 1.12 0.30 0.01
Total 0.27 1.12 0.30 0.01
Sorofe (sulphide) Proved – – – –
Probable 0.80 1.18 0.95 0.03
Total 0.80 1.18 0.95 0.03
Sorofe (oxide) Proved – – – –
Probable 0.02 0.94 0.02 0.00
Total 0.02 0.94 0.02 0.00
Sorofe (transitional) Proved – – – –
Probable 0.06 1.15 0.07 0.00
Total 0.06 1.15 0.07 0.00
Stockpile (full grade ore) Proved 6.11 0.89 5.42 0.17
Probable – – – –
Total 6.11 0.89 5.42 0.17
Stockpile (marginal ore) Proved 12.09 0.51 6.14 0.20
Probable – – – –
Total 12.09 0.51 6.14 0.20
Stockpile (spent heap leach) Proved – – – –
Probable 31.95 0.54 17.29 0.56
Total 31.95 0.54 17.29 0.56
Siguiri Total 72.33 0.76 54.82 1.76
As a low grade deposit, Siguiri is very sensitive to
gold price changes, particularly with a drop in price.
There is a 16% upside in ounces at a higher Mineral
Resource price and 53% downside in ounces at a
lower Mineral Resource price.

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SIGUIRI   C O N T I N U E D
Continental Africa
Estimation
The Mineral Resource models for each pit are depleted with surveys of actual mining to the end of September 2019 and forecast depletions to the end of 2019. Costs are assigned on a pit-by-pit basis, reﬂecting the existing cost structure of the operation. The relevant dilution and ore-loss factors are applied and pit optimisation is then performed. The relevant modifying factors such as metallurgical recoveries, geotechnical parameters, cut-off grades and economics are applied to generate the mine designs that are used to estimate the final
Ore Reserve.
Ore Reserve modifying factors
as at 31 December 2019
Gold
price
US$/oz
Cut-off
grade
g/t Au
Dilution
%
Dilution
g/t
RMF
% (based
on tonnes)
RMF
% (based
on g/t)
MRF
% (based
on tonnes)
MRF
% (based
on g/t)
MCF
%
MetRF
%
Bidini (sulphide)
1,100
0.70
14.2
0.1
91.1
94.9
84.8
90.1
100.0
93.0
Bidini (oxide)
1,100
0.55
34.9
0.1
89.9
95.6
75.0
83.1
100.0
93.0
Bidini (transitional)
1,100
0.70
19.1
0.1
91.1
95.6
81.9
83.1
100.0
93.0
Kami (sulphide)
1,100
0.75
1.1
0.5
100.0
95.0
99.9
99.9
100.0
93.0
Kami (oxide)
1,100
0.60
0.0
0.0
100.0
95.0
74.0
74.0
100.0
93.0
Kami (transitional)
1,100
0.50
6.0
0.5
100.0
95.0
96.4
96.9
100.0
93.0
Sorofe (sulphide)
1,100
0.70
11.8
0.1
86.6
96.8
83.0
88.6
100.0
93.0
Sorofe (oxide)
1,100
0.55
41.0
0.1
91.3
94.5
66.0
78.2
100.0
93.0
Sorofe (transitional)
1,100
0.70
29.1
0.1
87.8
96.2
75.5
82.6
100.0
93.0
Stockpile (full grade ore)
1,100
–
–
–
100.0
100.0
100.0
100.0
100.0
88.0
Stockpile (marginal ore)
1,100
–
–
–
100.0
100.0
100.0
100.0
100.0
91.0
Stockpile (spent heap
leach)
1,100
–
–
–
100.0
100.0
100.0
100.0
100.0
90.0
Inferred Mineral Resource in business plan
as at 31 December 2019
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Bidini (sulphide)
0.77
1.31
1.01
0.03
Bidini (oxide)
0.86
0.98
0.85
0.03
Bidini (transitional)
0.19
1.29
0.25
0.01
Kami (sulphide)
0.20
0.86
0.18
0.01
Sorofe (sulphide)
0.19
1.28
0.24
0.01
Sorofe (transitional)
0.01
1.86
0.01
0.00
Total
2.22
1.14
2.54
0.08
Ore Reserve does not include Inferred Mineral Resource, but within the pit design, Inferred Mineral Resource is included. For the optimisation, the impact of excluding Inferred Mineral Resource is tested to determine if the pit design will still generate a positive cash ﬂow at a $1,100/oz gold price.
The Inferred Mineral Resource within the Ore Reserve design is 4% of the total ore scheduled. The major contributor of Inferred Mineral
Resource material is the Bidini pit. Inferred Mineral Resource exists as pockets located within the Bidini stage 1 design and will be converted to Indicated and Measured once access to drill is provided (conversion costs are covered in the 2020/2021 exploration and grade control budgets).

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

Year-on-year changes in Ore Reserve
2018
Depletion
Exploration
Methodology
Price
Cost
Metallurgica
Other
Revenue factor
disposal
Acquisition/
2019
Siguiri
Total (Moz)
Geotechnical
(0.24)
0.00
0.05
0.00
(0.06)
2.06
(0.03)
0.00
0.00
(0.02)
0.00
1.76
1.6
1.7
1.8
1.9
2.0
2.1
2.2
2.3
Competent Persons
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource
Adama Sissoko
MAusIMM
224 835
26 years
BSc Hons (Geology)
Ore Reserve
Desiderius Kamugisha
MAusIMM
227 181
18 years
BSc (Mining Engineering)
1,000 1,100 1,200
6
4
2
0
-2
-4
-6
-8
-10
Siguiri
Percentage change (attributable)
Ore Reserve price ($/oz)
Tonnes                              Ounces Grade
Positive model changes in the Ore Reserve from Tubani and Bidini Mineral Resource modelling, offset by depletion due to mining and processing operations, change to geotechnical designs for Bidini and Tubani (Sorofe) pits and Seguélén wall stability, and an increase in general and administration costs as well as processing costs.
Ore Reserve sensitivity
Siguiri is sensitive to gold price changes. An increase
in gold price to $1,200/oz has minimal impact as pits
remain constrained and a large percentage of Ore
Reserve comes from stockpiles. A decrease in gold
price to $1,000/oz causes marginal stockpiles to be
excluded from the Ore Reserve.

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MALI
Continental Africa
MALI
Tombouctou
Gao
Sgou
Nioro
Bamako
Sikasso
Kayes
1
3
2
400km
0
(1)
Agreement and sale announced in December 2019
(2)
Morila is operated by Barrick. The Mineral Resource
and Ore Reserve have been written off
(3)
Yatela is currently in closure mode
LEGEND
1
Sadiola (41%)
(1)
2
Morila (40%)
(2)
3
Yatela (40%)
(3)
A
ngloGold Ashanti has interests in
three mines in the west African
country of Mali, with Sadiola,
operated by AngloGold Ashanti, being
in a limited operating phase and Morila
and Yatela undergoing closure. Sadiola
and Yatela are JV operations with
IAMGOLD and the state of Mali. Morila is
a JV with Barrick and the state of Mali.
Sadiola ceased mining during 2018 and
transitioned to a stockpile treatment
operation. An agreement and sale was
announced for Sadiola in December 2019,
subject to the fulfilment, or waiver, of a
number of conditions precedent, including the
receipt of certain approvals and releases from
the government of Mali. Morila, operated by
Barrick, is in the final phase of closure and as
such it was decided to write off the remaining
Mineral Resource and Ore Reserve as it will
no longer be brought to account. Yatela has
entered into a sale agreement with the state of
Mali, subject to several conditions precedent
being fulfilled
1
.
There is no Mineral Resource or Ore Reserve
reported for Yatela or Morila.
Attributable production from Mali was
78koz of gold in 2019, or 5% of the region’s
production.
As at December 2019, the Mineral Resource
(inclusive of Ore Reserve) for Mali was 3.2Moz
(2018: 3.3Moz) and the Ore Reserve was
1.6Moz (2018: 1.7Moz).
1
Refer to the IR for more information
Exclusive Mineral Resource
Ore Reserve
Inclusive Mineral Resource
2.8Moz
(88%)
Indicated
0.4Moz
(12%)
Inferred
1.2Moz
(75%)
Indicated
0.4Moz
(25%)
Inferred
1.6Moz
(100%)
Probable

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

Aerial view of the FN pit complex, north of the Sadiola Hill main pit

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AMERICAS
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ADMINISTRATIVE INFORMATION

SADIOLA
Continental Africa
Introduction
Property description
The Sadiola gold deposit is mined by the Société d’Exploration des Mines d’Or de Sadiola SA (SEMOS)
that is a JV between AngloGold Ashanti (41%), IAMGOLD Corporation (41%) and the state of Mali (18%).
Location
Sadiola is situated in western Mali, 77km to the south of the regional capital of Kayes and about 440km northwest of the capital city of Bamako. The property lies within the Galam Bambouk gold area, which straddles the Mali-Senegal border close to the border with Guinea.
History
Sadiola has a history of alluvial gold working dating back to the 11th century. In 1991/1992 IAMGOLD acquired the rights to the concession and explored the area and in 1993 Anglo American entered into an earn-in option for the property. In 1994, a FS was completed on the property and accepted by the
Malian government. Construction started in 1995 and on 20 December 1996 the first gold was poured.
In November 2009, IAMGOLD and AngloGold Ashanti announced that they were acquiring the
International Finance Corporations 6% interest for a total of $14.5 million.
A FS for the Sadiola Sulphide Project (SSP) which investigated mining and processing sulphide ore was completed in 2016. However, a decision to proceed remains on hold while awaiting the conclusion of negotiations with the government. The oxide mining activities were completed in early 2018. While awaiting the decision, the operation continues to process stockpiled oxide material.
Legal aspects and tenure
SEMOS is bound by the original prospecting and exploitation agreement (including its subsequent legal modifications) entered into on 5 April 1990 between AGEM Limited and the state of Mali, valid for the original mineral commodities until 5 April 2020. The identity number of the current exploitation area, DECRET No 00-080/PM-RM DU 06 MARS 2000 is a modification of all previous exploitation areas. Sadiola is operated under the license DECRET No 00-080/PM-RM DU 06 MARS 2000 valid from
1 August 1994 to 1 August 2024 covering a total area of 303km
2
. The SSP project will extend operations
beyond 2024. Dialogue with the government of Mali has been ongoing throughout the project study phase and, as such, there are no foreseeable reasons why the amended environmental and social impact assessment (ESIA) and associated approvals should not be approved. An agreement and sale was announced for Sadiola in December 2019 subject to the fulfilment, or waiver, of a number of conditions precedent, including the receipt of certain approvals and releases from the government of Mali.
Mining method
Open pit mining operations ceased at Sadiola in 2018. The operation is currently based on stockpile reclaim with ore feed scheduled until the end of March 2020.
The stockpile reclaim is undertaken using a mining ﬂeet consisting of a loader and rear dump trucks.
The planned mining method for the SSP is conventional open pit mining, using a combination of hydraulic face shovels and rear dump trucks working on 10m benches.
Operational infrastructure
Sadiola includes a main pit and several smaller satellite pits, a processing plant, a TSF and other infrastructure such as a mine village, water supply system, roads, airstrip and communications systems.
Since the beginning of the operation mining activities have been outsourced. All mining occurs within the mining licence boundaries. Power to the Sadiola Mine is self-generated.
Mineral processing
Ore is treated in a 4.9Mtpa CIP processing plant. The plant was originally designed to treat only soft oxide ore, but has been progressively adapted to include a blend of hard oxides as well as batch feeding of a sulphide ore blend. Any hard material making up the blend currently undergoes preconditioning through separate primary crushers.
The SSP aims to mine the underlying sulphide material in the Sadiola main pit and modify the existing oxide plant to process the sulphide ore. The modified plant will treat both sulphide stockpiles and the run-of-mine (ROM) sulphide material. This project will extend the life of Sadiola and leverage any further sulphide exploration successes in the region.
Risks
The oxide ore from pits was finished in March 2018. Since then, only low grade oxide stockpiles are available and can feed the processing plant until March 2020.
The SSP project has been re-evaluated based on the current economic climate. As part of the revision, an amended ESIA was completed in 2017 and approved by the government of Mali.
The project is paused pending favourable conclusion of discussions with the government of Mali on fiscal agreements.

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

Map showing Sadiola Mine infrastructure and licence
!
(
!
(
!
(
!
(
!
(
!
(
!
(
!
(
!
(
Sekokoto
Tabakoto
Sirimana
Borokone
Sadiola
Sadiola
FN
!
(
FE4
FE3 South
to Sangafara
FE3 North
Mine village
FE2
Tambali
Medine
Tabakoto
Koropoto
Mandakoto
Nétéko
Farabakouta
Plant centroid co-ordinates
11°40’09”W, 13°53’27”N
0
4
2
6km
Licences
Mining
Mine Infrastructure
Pits
Plant
ROM pad
TSF
Return water dam
Raw water dam
Waste dumps
Settlements
Towns
Villages
Villages
Roads
Main
Secondary
Airfield

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Geology
The Sadiola gold deposits are located within the Malian portion of the Kenieba-Kedougou Inlier, a major early Paleoproterozoic-
Birimian window along the northeast margin of the Kenema-Man shield. The deposits are in the north of the inlier and positioned in the Kofi Formation, just east of the Senegalo-Malian Shear Zone terrane boundary. Greenschist facies regional metamorphism is predominant with amphibolite facies metamorphism observed in the contact aureoles around major intrusions.
Deposit type
The Sadiola deposit is considered a mesothermal shear-hosted gold deposit and can be correlated with an Ashanti-type orogenic gold model.
Mineralisation style
The Sadiola gold system displays the Sadiola Hill-style Au-As-Sb mineralisation. Within the Sadiola main pit, the bulk of the ore is hosted within the brittle-ductile Sadiola Fracture Zone (SFZ) and impure footwall carbonates. Mineralisation also occurs along the array of north-northeast-trending shears although gold grade decreases with increasing distance from the SFZ.
Mineralisation is shear-hosted and associated with a polyphase hydrothermal alteration history comprising an early calc-silicate phase followed by a potassic alteration stage. The metal associations of the ore typically comprise As-Au-Sb and minor to trace amounts of Cu-W-Mo-Ag-Bi-Zn-Pb-Te-Fe-bearing mineral species.
Structural controls on primary mineralisation in the FE satellite pits are similar to that of Sadiola but later karstification and protracted weathering resulted in the formation of a gold residuum.
Lithostratigraphic contacts also appear to have been an efficient interface for channeling ﬂuids.
Oxide mineralisation
The geometry of the extensive, soft, oxide deposit and its
supergene enrichment of gold relates almost exclusively to
the weathering history of the primary mineralisation. Intense tropical weathering has produced deep troughs of white to grey, decarbonated, kaolin-rich saprolite, locally abundant nontronite and relative gold enrichment. Penetration of groundwater has caused oxidation of the primary sulphides and the formation of acidic groundwaters, further promoting deeper argillisation of the bedrock.
Sulphide mineralisation
Drilling of the (unweathered) primary mineralisation has allowed detailed investigation of major and minor hydrothermal alteration processes that were active during the formation of the deposit.
Primary gold is fine grained, dominantly less than 15 microns, with rare grains approaching 50 microns. Visible gold is rare.
Gold mineralisation is associated with both arsenic and antimony dominated sulphide assemblages of arsenopyrite, pyrrhotite, pyrite, stibnite and gudmuntite as well as potassic, calc-silicate, propylitic alteration and silicification.
Mineralisation characteristics
The gold mineralisation in the Sadiola main pit is related to the interaction of the north-striking SFZ and a north-northeast-striking fault array. The SFZ follows the competency contrast between the brittle hangingwall greywacke and the ductile footwall marbles and is mineralised over a drilled strike length of approximately 2,500m.
The stratigraphy is intruded by discontinuous diorite and quartz-
feldspar porphyry dykes. Mineralisation occurs in all four rock types although most of the mineralisation is hosted in the footwall carbonates adjacent to the SFZ. The deposit has been intensely weathered to a maximum depth of 200m.
At the FE pits, located about 7km to the southeast of the Sadiola main pit, mineralisation is hosted in marbles adjacent to the upper contact with carbon-rich pelites. Gold is associated with north-northeast to northeast striking faults and lens-shaped breccia zones that are broadly parallel to the northwest trending stratigraphy. The FE4 deposit is located in an interbedded
sandstone and pelite sequence with mineralisation predominantly hosted in breccia along a northeast striking regional shear and several subsidiary north-northeast trending faults.
At Tambali, located 2km to the south of the Sadiola main pit, the mineralisation is associated with two sets of structures, orientated north-northeasterly (dipping steeply southeast) and northwesterly
(dipping southwest). These structures are often related to thin tourmaline-quartz-rich shears/veins or zones of (mostly north-
northeast trending) quartz-feldspar porphyry intrusions that have undergone later shearing. A northwest trending graphite-rich brecciated boundary between southwesterly dipping sandstones
(in the east) and metapelites (in the west) is also evident. Bedding parallel shearing is also indicated in some areas, possibly
accounting for some of the westerly dipping mineralised structures.
Tambali mineralisation is similar in style to the Sadiola main pit and it is subjected to similar structural controls.
SADIOLA   C O N T I N U E D
Continental Africa

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

W-E Geological cross-section through the Sadiola pit, elevation in metres AMSL
Legend
Ductile shear zone with mixed protolith
Brittle shear zone – carbonate breccia
Quartz-feldspar-phyric felsic metadyke
Metadiorite
Hangingwall metagreywacke
Footwall impure metalimestone
Orebody – Sadiola Fracture Zone (SFZ)
Section definition boundary
Exploration
Exploration activities wound down
in early 2018 as the mine was
heading into restricted operations,
pending a decision on the
SSP project.
Projects
The SSP remains our only major
project in Mali and is the focus
for extension of the LOM. The
project has been re-evaluated
and optimised in light of the
current economic and political
climate. The project consists of
a new pushback at the Sadiola
main pit in order to mine the
underlying hard sulphide ore,
and an expansion and upgrade
of the existing processing plant
to be able to treat sulphide ore.
The revised project extends
operations beyond 2024.
As part of the revision, an
amended ESIA was completed
in 2017 and approved by the
government of Mali. Dialogue
with the government of Mali has
been ongoing throughout the
project study phase. The project
is paused pending favourable
conclusion of discussions with
the government of Mali on fiscal
agreements.
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other
Measured 6.25 x 12.5, 25 x 25 – – –
Indicated 25 x 25, 50 x 25 – – –
Inferred 50 x 50 – – –
Grade/ore control 5 x 10, 6 x 13,
6.25 x 12.5
– – – –

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SADIOLA   C O N T I N U E D
Continental Africa
Inclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
FE2 Measured – – – –
Indicated 0.14 1.48 0.20 0.01
Inferred 0.00 1.30 0.00 0.00
Total 0.14 1.48 0.20 0.01
FE3 Measured – – – –
Indicated 1.02 1.88 1.93 0.06
Inferred 0.03 2.13 0.07 0.00
Total 1.06 1.89 2.00 0.06
FE4 Measured – – – –
Indicated 0.03 2.25 0.06 0.00
Inferred 0.01 2.84 0.03 0.00
Total 0.04 2.39 0.09 0.00
FN Measured – – – –
Indicated 2.44 1.35 3.29 0.11
Inferred 0.30 1.19 0.36 0.01
Total 2.74 1.33 3.65 0.12
Tabakoto (Sekokoto) Measured – – – –
Indicated 0.33 1.23 0.41 0.01
Inferred 0.05 1.12 0.05 0.00
Total 0.38 1.22 0.46 0.01
Tambali Measured – – – –
Indicated 1.70 1.04 1.77 0.06
Inferred 0.50 1.19 0.59 0.02
Total 2.20 1.08 2.36 0.08
SSP (oxide) Measured – – – –
Indicated 1.71 1.30 2.24 0.07
Inferred 0.19 1.05 0.20 0.01
Total 1.91 1.28 2.44 0.08
SSP (transitional) Measured – – – –
Indicated 1.18 1.89 2.22 0.07
Inferred 0.14 1.57 0.22 0.01
Total 1.32 1.85 2.44 0.08
SSP (sulphide) Measured – – – –
Indicated 36.75 1.94 71.44 2.30
Inferred 6.02 1.77 10.67 0.34
Total 42.77 1.92 82.11 2.64
Totals stockpiles Measured – – – –
Indicated 1.32 2.31 3.07 0.10
Inferred – – – –
Total 1.32 2.31 3.07 0.10
Sadiola Total 53.86 1.83 98.82 3.18

2019
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CONTINENTAL AFRICA
INTRODUCTION

Oxide material stockpile at Sadiola
Estimation
The Mineral Resource is taken as the material that falls within the
$1,400/oz economic pit shell optimised for each deposit. A 3D surface is generated to create the outline of the geological model within which grades are estimated. Block sizes are between
25 x 25 x 10m and 30 x 30 x 10m and, where appropriate,
selective sub-celling is used for definition on the geological and mineralisation boundaries. All the deposits are estimated by ordinary kriging. Where deemed appropriate, a geostatistical technique called uniform conditioning (UC) or localised uniform conditioning (LUC) is used to estimate the proportion of material that occurs above a cut-off, hence forming a recoverable Mineral
Resource model at a specific SMU.
Grade tonnage curve
400
350
300
250
200
150
100
50
0
3.0
2.5
2.0
1.5
1.0
0.5
Cut-off grade (g/t)
Tonnes above cut-off Average grade above cut-off
Sadiola
Surface (metric)
0.0 0.4 0.2 0.6 0.8 1.0 1.2 1.4
The grade tonnage curve does not include stockpiles.

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SADIOLA   C O N T I N U E D
Continental Africa
The Mineral Resource models and inputs used to tabulate the Mineral Resource were the same as the previous year. The main change is due to depletion.
Year-on-year changes in Mineral Resource
2.7
2.8
2.9
3.0
3.1
3.2
3.3
0.00
0.00
2018
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2019
Sadiola
Total (Moz)
0.00
0.00
0.00
(0.05)
0.00
0.00
3.23
0.00
3.18
1,200
1,400
1,600
10
5
0
-5
-10
-15
Sadiola
Percentage change
Mineral Resource price ($/oz)
Tonnes                   Ounces
Grade
Inclusive Mineral Resource sensitivity
Sadiola is very sensitive to a drop in gold price due to
the low grade nature of the stockpiles. There is a 6%
upside in ounces at a higher Mineral Resource price
and 13% downside in ounces at a lower Mineral
Resource price.
Exclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Sadiola Measured – – – –
Indicated 21.08 1.72 36.21 1.16
Inferred 7.23 1.68 12.19 0.39
Total 28.32 1.71 48.40 1.56
The exclusive Mineral Resource is the part of the Mineral Resource that was not converted to an Ore Reserve. It is defined as the Mineral
Resource that is outside the current Ore Reserve designs, but inside the Mineral Resource shells and includes the Inferred Mineral Resource within the Ore Reserve design.
The exclusive Mineral Resource gives an indication of the future potential of the deposit and can be converted to Ore Reserve by an increase in gold price and favourable costs. Inferred Mineral Resource within the Ore Reserve pit design will be converted to an Ore Reserve through drilling.

2019
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CONTINENTAL AFRICA
INTRODUCTION

Ore Reserve
Ore Reserve
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
FN Proved – – – –
Probable 0.78 1.48 1.15 0.04
Total 0.78 1.48 1.15 0.04
SSP (oxide) Proved – – – –
Probable 0.66 1.56 1.03 0.03
Total 0.66 1.56 1.03 0.03
SSP (transitional) Proved – – – –
Probable 0.70 2.10 1.47 0.05
Total 0.70 2.10 1.47 0.05
SSP (sulphide) Proved – – – –
Probable 21.03 2.02 42.51 1.37
Total 21.03 2.02 42.51 1.37
Total stockpiles Proved – – – –
Probable 1.32 2.31 3.07 0.10
Total 1.32 2.31 3.07 0.10
Sadiola Total 24.50 2.01 49.23 1.58
Estimation
The Mineral Resource models are used as the basis for the Ore Reserve. Optimisations are run on the Measured, Indicated and Inferred
Mineral Resource. All appropriate costs, metallurgical recovery factors and geotechnical parameters are applied to generate the mine designs that are used to estimate the final Ore Reserve.
Ore Reserve modifying factors
as at 31 December 2019
Gold
price
US$/oz
Cut-off
grade
g/t Au
Dilution
%
RMF
% (based
on tonnes)
MRF
% (based
on tonnes)
MCF
%
MetRF
%
FN 1,200 0.77 17.6 85.0 100.0 100.0 76.0
SSP (oxide) 1,200 0.51 0.0 100.0 100.0 100.0 94.0
SSP (transitional) 1,200 0.78 0.0 100.0 100.0 100.0 75.0
SSP (sulphide) 1,200 0.77 0.0 100.0 100.0 100.0 76.0
Sadiola Ore Reserve is quoted at $1,200/oz.
Inferred Mineral Resource in business plan
as at 31 December 2019
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
FN 0.02 1.24 0.03 0.00
SSP (oxide) 0.04 1.44 0.06 0.00
SSP (transitional) 0.05 1.70 0.09 0.00
SSP (sulphide) 0.52 1.59 0.82 0.03
Total 0.64 1.58 1.00 0.03
Inferred Mineral Resource has been included in the business plan as incidental material when the pit is mined. Several of the satellite pits that are included in the SSP contain Inferred Mineral Resource with the total Inferred Mineral Resource in the business plan being approximately 2%.

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SADIOLA   C O N T I N U E D
Continental Africa
The change to the Ore Reserve is due to stockpile depletion.
Ore Reserve sensitivity
Year-on-year changes in Ore Reserve
2018
Depletion
Exploration
Methodology
Price
Cost
Metallurgical
Other
Revenue factor
Acquisition/
disposal
2019
Sadiola
Total (Moz)
Geotechnical
1.2
1.3
1.4
1.5
1.6
1.7
1.8
(0.05)
0.00
0.00
0.00
0.00
1.63
0.00
0.00
0.00
0.00
0.00
1.58
1,100 1,200 1,300
20
10
0
-10
-20
-30
-40
Sadiola
Percentage change
Ore Reserve price ($/oz)
Tonnes Ounces Grade
Competent Persons
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource
Geoffrey Gushee
FAusIMM
207 957
31 years
BA (Geology), GDE (Mining
Engineering), MEng (Mineral
Resource Management), MDP
Ore Reserve
Andrew Bridges
MAusIMM
300 976
21 years
BSc Hons (Mining Engineering)
Sadiola Ore Reserve is quoted at $1,200/oz, and
therefore the sensitivities are run at $1,100/oz and
$1,300/oz, representing a change of $100/oz up and
down from the Ore Reserve price. Sadiola is highly
sensitive to a drop in gold price due to the low grade
nature of the stockpiles. There is a 13% upside
in ounces at a higher Ore Reserve price and 33%
downside in ounces at a lower Ore Reserve price.

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

Sadiola CIP processing plant

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TANZANIA
Continental Africa
TANZANIA
Arusha
Tabora
Tanga
Dodoma
Kigoma
Lake
Tanganyika
Mwanza
Lake
Victoria
Dar-es-Salaam
1
LEGEND
1
Geita
200km
0
G
eita, one of our flagship mines,
is located in north-western
Tanzania, in the Lake Victoria
goldfields of the Mwanza region, about
120km from Mwanza and 4km west
of the town of Geita. The Geita gold
deposits are mined as a multiple openpit
and underground operation, with the
underground operation having begun in
2016. The mine will continue to operate
as a mixed open-pit and underground
operation until the entire economic
open-pit Mineral Resource is exhausted.
The mine is currently serviced by a
CIL processing plant with an annual
capacity of 5.2Mt.
In 2016, underground mining successfully
commenced at Star and Comet to provide ore
to the processing plant. Underground ore is
now a significant part of the feed to the plant,
with underground operations also having
commenced at Nyankanga.
Attributable production from Tanzania was
604koz of gold in 2019, or 39% of the region’s
production.
As at December 2019, the Mineral Resource
(inclusive of Ore Reserve) for Tanzania was
6.6Moz (2018: 6.3Moz) and the Ore Reserve
was 1.5Moz (2018: 1.3Moz).
Exclusive Mineral Resource
Ore Reserve
Inclusive Mineral Resource
0.8Moz
(12%)
Measured
2.9Moz
(44%)
Indicated
2.9Moz
(44%)
Inferred
0.2Moz
(5%)
Measured
1.6Moz
(43%)
Indicated
1.5Moz
(100%)
Probable
1.9Moz
(52%)
Inferred

2019
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CONTINENTAL AFRICA
INTRODUCTION

View of the plant and Nyankanga Cut 8 looking southwest

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GEITA
Continental Africa
Introduction
Property description
Geita Gold Mine (GGM) is wholly owned by AngloGold Ashanti and currently sources ore from the Nyankanga open pit mine and two underground mines (Star and Comet and Nyankanga).
Underground mining commenced at Star and Comet in 2016 and at Nyankanga in 2017.
Location
GGM is located approximately 910km from the Tanzanian capital city of Dar es Salaam. It falls within the Lake Zone of north-western Tanzania, approximately 120km west of Mwanza and 4km away from the town of Geita. The mining lease area falls within the Archaean Sukumaland Greenstone Belt of the
Lake Victoria goldfields.
History
In 1936, the first Geita deposits were discovered and by 1966, three mines had produced almost 1Moz.
Ashanti acquired the project through acquisition of Cluff Resources in 1996 and in early December
2000, Ashanti reached an agreement to sell AngloGold a 50% interest in Geita for $324 million.
AngloGold added its neighbouring Nyamulilima Hill deposits into the JV company. In 2004, the merger of AngloGold and Ashanti resulted in the operation being wholly run by AngloGold Ashanti.
In 2015, a decision was taken to go underground at Star and Comet and the underground development started in 2016. In 2017 the Nyankanga underground operation was started.
Legal aspects and tenure
The special mining licence (SML45/99) covers approximately 196.17km
2
and expires on 26 August
2024. There are a further 120km
2
of prospecting licences in the immediate vicinity to the special mining licence which do not contain any Ore Reserve.
Mining method
Mining at Geita is by both open pit and underground methods. Open pit mining is currently undertaken by conventional truck-and-shovel open pit mining method on one active pit (Nyankanga) using
Geita owned, operated and maintained ﬂeet. A contractor provides drilling and blasting services.
Underground mining commenced at Star and Comet in 2016 and subsequently at Nyankanga in 2017 using the services of an underground mining contractor.
Ore is hauled from the Star and Comet operation to the central ROM pad by the Geita surface mining ﬂeet.
Operational infrastructure
Geita has an established 5.2Mtpa CIL processing plant capable of processing hard ore. It also has an established TSF with sufficient area to construct wall raises every three years to accommodate planned future production. A full workshop facility is in place to support the maintenance of heavy mining equipment and all light support equipment. Contractor infrastructure supported on the mine site includes workshops for the production and exploration drilling contractor, workshops for the underground mining contractor, as well as a plant for the explosives supplier. Geita has further support infrastructure in place including a mine village, medical clinic, mine store, administration buildings and an airstrip.
Mineral processing
Geita’s ore processing method is via conventional CIL process with a throughput capacity of 5.2Mtpa.
The circuit contains a primary gyratory crusher, secondary and tertiary crushers, a semi-autogenous mill, ball mill and 12 leach tanks. This is coupled with a gravity circuit using two knelson concentrators.
In planning the plant feed blend material, hardness grade and sulphide content are considered in order to optimise throughput and recovery. Power to the mine is self-generated.
Risks
There is regular artisanal and small scale mining activity as well as illegal intrusions into the mine, but there is a holistic mitigation plan in process to manage this.
The primary risk remains the changing Ore Reserve profile from open pit to underground. Mitigating actions put in place focus on optimising the exploration and project plans to convert both surface and underground Mineral Resource to Ore Reserve. Other risks include, reduced underground production efficiencies when transitioning to owner mining in selected areas, ball mill and crusher plant integrity,
Mineral Resource to Ore Reserve conversion, open pit and underground blasting interaction for
Nyankanga Cut 8 and Nyankanga Block 3 underground and the aging ﬂeet for open pit.
An independent external Mineral Resource and Ore Reserve audit was undertaken in 2019 and found no fatal ﬂaws in process or output.

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

Geology
Deposit type
The Geita Greenstone Belt (GGB) hosts several world-class
shear-hosted Archaean lode gold deposits and forms the northern portion of the regional Sukumaland Greenstone Belt, itself one of several belts that comprise the Lake Victoria goldfields. Other gold mines hosted in the Lake Victoria Goldfields include Golden Pride,
Bulyanhulu, Tulawaka, Buzwagi and North Mara.
The east-west oriented GGB is 60km in length and up to 15km
wide. The Geita terrain is comprised of upper-to-mid Nyanzian greenschist facies units, made up of clastic sediments, black shales, BIF, volcanoclastics and metabasalts. These have been intruded by a variety of felsic to mafic intrusive bodies, dykes and sills. Gabbro dykes accommodated by regional north-northeasterly structures are also prominent geological features in the area.
Northwest trending deformation corridors divide the GGB into three distinct sub-terrains, namely the Nyamulilima Terrain in the west
(hosting the Star and Comet, Ridge 8 and Roberts deposits), the
Central Terrain in the central part (hosting the Nyankanga, Geita
Hill, Lone Cone and Chipaka deposits) and the Kukuluma Terrain to the northeast (hosting the Matandani, Kukuluma and Area 3
West deposits).
Mineralisation style
Geita’s gold mineralisation is preferentially hosted in BIF, cherts and ironstones that have been affected by both ductile and
dominant brittle deformation associated with shear zones. The shears preferentially exploit fold axial planes as well as the contacts between the supracrustal and intrusive rocks.
The GGB has been through a protracted history of deformation, which resulted in a large scale synformal configuration in the
Central Terrain, with west-northwest trending limbs connected by a northeast trending hinge zone. The deposits of the Central Terrain are mainly located within the relatively low-strain hinge zone.
The Nyankanga deposit is hosted in a BIF dominated supracrustal package that is extensively intruded by, and locally forms a roof pendant within the dioritic Nyankanga Intrusive Complex.
At Geita Hill, dioritic rocks are present as sills and dykes intruded into a supracrustal sequence that has been subject to extensive polyphase folding.
Map showing Geita Mine infrastructure and licences, with the total mining lease area shown in the top right corner
X
Y
X
Y
X
Y
X
Y
X
Y
X
Y
X
Y
&
&
&
Star & Comet
Cut2
Nyankanga
Geita Hill
East
Mugusu
Mpomvu
Mchauru
Geita
Roberts
B4U portal
Ridge 8
Geita Hill
West
B4L portal
B5 portal
Star & Comet
Cut3
P1
Selous
P30
Nyakabale
B1U portal
Xanadu
&
&
&
0
10
5
Km
Plant centroid co-ordinates
32°11’12”W, 2°51’53”N
0
1
2
4km
Licences
Mining
Exploration
Mine infrastructure
Pits
Plant
ROM pad
Stockpiles
TSF
Waste dumps
Raw water dam
Underground access
Active
Planned
Insert: Total mining lease area
Deposit
Roads
Main
Secondary
Settlements
Towns
Villages
Airfield
Insert
Total mining lease area
Map zoomed in area

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To the west, the Nyamulilima Terrain comprises a semi-circular structure surrounding intrusive centers, which internally
encompasses structural systems of variable scale that locally control gold mineralisation. At Star and Comet, a folded
sedimentary package of BIF intercalated with clastic and tuffaceous metasediments is intruded by a tonalitic complex.
The Kukuluma Terrain trends west-northwesterly, with sub-vertical limbs being dominant over compressed, multiphase folded zones.
The three major deposits in the area (Kukuluma, Matandani
and Area 3) are located along a 5km long east-southeast
mineralisation trend. The geology of the deposits is dominated by volcanosedimentary rocks that are polydeformed and intruded by syn-to-late folding diorite bodies. Host rocks for mineralisation are fine-grained iron-rich clastic sediments, cherts, BIF and tuffaceous rocks, with local intercalated carbonaceous shales.
Mineralisation characteristics
Gold mineralisation at Nyankanga occurs within a northeast
trending and northwest dipping anastomosing shear system,
typically along the lowermost shears, with higher grade
mineralisation mainly proximal to the basal contact of BIF
packages. Mineralisation is associated with chlorite-carbonate-
silica alteration and pyrite dominant sulphide in the damage zones surrounding the shear surfaces as veins, veinlets, local breccias and sulphide replacement of magnetite layers. At Geita
Hill, mineralisation at the deposit scale is controlled by a narrow northeast trending and northwest dipping shear zone that exploits the axial surfaces of F3 folds. Ore is also hosted by damage zones adjacent to the main shear.
At Star and Comet, a major mineralised shear zone runs north-
northwest to south-southeast through the deposit where it is localised along the contact of BIF and tonalite. An envelope of mostly brittle deformation up to 10m thick (which affects both lithologies) occurs either side of the shear zone and controls distribution of mineralisation. Most of the gold mineralisation is hosted in pyrrhotite patches associated with strong silicification together with carbonate alteration.
Within the Kukuluma Terrain, steeply dipping ductile/brittle gold-
fertile shear zones are developed along, or close to, the edges of an elongate diorite body, hosted in iron-rich host rocks and locally exploiting axial surfaces of tight folds. Gold mineralisation in the
Kukuluma terrain is strongly associated with pyrrhotite, pyrite and arsenopyrite concentrations, accompanied by strong carbonate and silica alteration of host rocks. Gold is present in gold minerals and sulphides, dominantly in arsenopyrite.
GEITA   C O N T I N U E D
Continental Africa
Nyankanga long section: potential plunge continuity of the high grade ore shoots (view looking south), plan view insert in the top left corner)
Plunge + 0.7
Azimuth 222
m.g/t
Legend
Designed Stope
Nyankanga Pit shell
Advanced underground infrastructure
60
40
20
10
Block 1
A
A
B
B
NW
Block 2
Block 3
Block 4
Block 5
Iyoda Fault
˜ 600m fr
om known intersection to Iyoda
Nyankanga shear
zone
300m

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

Plan view showing Star and Comet Cut 2 and Cut 3, at 930m AMSL
930m
S&CC2
S&CC3
A
B
Legend
Dolerite
Monzonite
Mafic Dyke
Brecciated Zone
Tonalite
Massive Sulphides
Ash Tuff
Lapilli Tuff
BIF
Underground infrastructure
A
B
0
100
200
300
S&CC2 – C3 GAP
S&CC2
S&CC3
Exploration
Geita’s exploration strategy is focused on securing near-term ounces as well as extending the LOM beyond 2030. In 2019,
Mineral Resource development drilling was carried out at Star and
Comet and Nyankanga underground projects and Geita Hill Blocks
1 and 2 and Nyankanga Cut 8 from surface. Exploration drilling for extensions occurred at Star and Comet Cuts 2 and 3 and
Nyankanga Block 3 underground. Surface drilling on exploration targets took place at Selous, Mabe, Star and Comet NW, Geita Hill and Roberts. A total of 77km of DD and 18km of RC drilling were completed in the year.
Mineral Resource development drilling at Star and Comet Cut 2 returned significant intersections, upgraded the level of Mineral
Resource confidence and provided a better understanding of
the limits of the ore zones for stope designs. At Star and Comet
Cut 3 drilling was done to upgrade material to Indicated Mineral
Resource classification and test downdip projections. Intersections within the Cut 2-Cut 3 gap confirmed the presence of a high-grade mineralisation.
The drilling programmes at Nyankanga Blocks 3, 4 and 5
underground projects aimed to convert the current Inferred to
Indicated Mineral Resource and further delineate the potential strike, down-dip and down-plunge continuities.
Mineral Resource conversion drilling from surface at Nyankanga aimed to increase the Mineral Resource confidence of material within the pit shell as well as in the Blocks 1 and 2 underground designs.
Several exploration targets were tested during the year. Building on the exploration success in 2017 and 2018 at Selous target, a
3D geological model was developed and subsequently a Mineral
Resource was declared in 2019. Drilling was carried out at Mabe target to further test the fertile northwest southeast shear zones.
Assay results point to localised ore zones of medium to high grade at Mabe. Drilling was carried out at the Roberts deposit to define the geometry, possible extensions and controls of gold mineralisation.
Six RC holes reported significant intersections, including several on parallel zones outside of the main Roberts mineralised zone.
Drilling at Roberts will continue in 2020. Drilling from surface was conducted at Star and Comet northwest extension target to
follow up on near surface mineralisation, interpreted from a 2018 geophysical downhole electromagnetic survey to be a parallel ore shoot to that of the main ore zone. Further geological interpretation will be completed. A surface soil sampling programme was
conducted at Xanadu West to follow up on the eastern continuity of the historical northwest-southeast trending soil geochemical anomaly which extends from Kibugwe West. The results confirmed the continuity and extended the strike of the anomaly over 2km.

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Projects
GGM’s exploration strategy is focused in three key areas. The first is to increase the Mineral Resource/Ore Reserve base of the main producing deposits while transitioning to underground. The second key area is aggressive exploration of the satellite targets within
GGM’s tenement holdings to bring them into production and the third is exploration activities to support major long lead projects.
Underground mining successfully started at Star and Comet Cut 2 in 2016. Development at Star and Comet Cut 3 was initiated
from the Cut 2 platform and was ramped up as planned in 2017.
Detailed mine design, planning and permitting for Nyankanga
underground was completed in 2016 and underground
development commenced at Blocks 4 and 5 in 2017. Underground exploration drilling has successfully converted exploration targets and Inferred Mineral Resource to Indicated Mineral Resource
in these deposits. Following the successful implementation of underground operations at Star and Comet and Nyankanga
underground, exploration and development will be expanded to include Geita Hill and the Ridge 8 deposits in 2020.
There are approximately 50 conceptual exploration targets within
GGM’s leases. Resourcing this exploration programme, termed the satellite target exploration programme, has lagged following the gold price decline in 2013 and associated reduction in spending.
The programme was replanned and re-evaluated in 2017 and
dedicated work plans have been put in place to support a more aggressive exploration programme. Consistent with previous years, the targets that have the potential to provide near term value in the LOM plan have been prioritised. The most recent has been the regrading of the Nymulilima district, with Xanadu, Roberts and
Xanadu West/Kibugwe West now high priority targets in 2020.
The refractory ore project which encompasses, Matandani,
Kukuluma, Area 3W and Area 3CS was postponed due to high
capital costs related to plant modifications to treat the refractory ore and the transition to underground mining. Drilling was completed in 2015 within the Matandani pit, which contains the largest
Mineral Resource potential. Metallurgical scoping test work was successfully concluded in 2016 and the PFS that was planned to commence in 2017 was put on hold.
GEITA
   C O N T I N U E D
Continental Africa
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other
Comments
Measured
5 x 10, 10 x 10, 10 x 15
–
–
–
–
–
Underground: diamond fan drilling
Open pit: RC grid
Indicated
10 x 10, 20 x 20, 25 x 15,
25 x 25, 40 x 20, 40 x 40
–
–
–
–
Inferred
40 x 40, 50 x 50, 80 x 40
–
–
–
–
Grade/ore control
5 x 10, 10 x 10, 10 x 15
–
–
–
Underground: diamond fan drilling
Open pit: RC grid
RC drill rig at Geita

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

Inclusive Mineral Resource
Tonnes
Grade
Contained gold
As at 31 December 2019
Category
million
g/t
tonnes
Moz
Area 3 West (oxide) Measured – – – –
Indicated 0.29 2.63 0.76 0.02
Inferred 0.00 2.22 0.01 0.00
Total 0.29 2.62 0.77 0.02
Chipaka Measured – – – –
Indicated 0.25 2.23 0.55 0.02
Inferred 0.43 2.49 1.06 0.03
Total 0.67 2.40 1.62 0.05
Geita Hill (open pit) Measured – – – –
Indicated 0.01 3.17 0.03 0.00
Inferred 0.04 1.84 0.07 0.00
Total 0.05 2.11 0.10 0.00
Kalondwa Hill Measured – – – –
Indicated – – – –
Inferred 0.53 3.75 1.98 0.06
Total 0.53 3.75 1.98 0.06
Kukuluma (oxide) Measured – – – –
Indicated 0.02 3.82 0.08 0.00
Inferred 0.00 2.68 0.01 0.00
Total 0.03 3.67 0.09 0.00
Kukuluma (transitional) Measured – – – –
Indicated 0.08 4.87 0.40 0.01
Inferred 0.02 5.04 0.11 0.00
Total 0.10 4.91 0.51 0.02
Kukuluma (sulphide) Measured – – – –
Indicated 0.02 5.08 0.12 0.00
Inferred 0.32 4.18 1.34 0.04
Total 0.34 4.24 1.45 0.05
Lone Cone Measured – – – –
Indicated 0.65 3.02 1.95 0.06
Inferred 0.56 3.10 1.73 0.06
Total 1.20 3.06 3.68 0.12
Matandani (oxide) Measured – – – –
Indicated 1.37 2.26 3.09 0.10
Inferred 0.70 2.27 1.60 0.05
Total 2.07 2.26 4.69 0.15
Matandani (transitional) Measured – – – –
Indicated 0.10 3.39 0.36 0.01
Inferred 0.11 4.09 0.44 0.01
Total 0.21 3.74 0.80 0.03
Matandani (sulphide) Measured – – – –
Indicated 0.05 4.47 0.23 0.01
Inferred 2.71 4.30 11.65 0.37
Total 2.76 4.30 11.88 0.38
Nyankanga (open pit) – Cut 8 Measured – – – –
Indicated 2.85 5.13 14.59 0.47
Inferred 0.39 2.36 0.91 0.03
Total 3.23 4.79 15.50 0.50
Ridge 8 (open pit) Measured – – – –
Indicated 0.91 2.26 2.07 0.07
Inferred 0.00 1.20 0.00 0.00
Total 0.92 2.26 2.07 0.07
Roberts Measured – – – –
Indicated 6.81 1.67 11.38 0.37
Inferred 0.29 4.26 1.24 0.04
Total 7.10 1.78 12.62 0.41

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Tonnes
Grade
Contained gold
As at 31 December 2019
Category
million
g/t
tonnes
Moz
Selous (open pit) Measured – – – –
Indicated – – – –
Inferred 0.94 2.17 2.05 0.07
Total 0.94 2.17 2.05 0.07
Star and Comet (open pit) Measured – – – –
Indicated 0.24 2.44 0.58 0.02
Inferred 0.02 2.10 0.05 0.00
Total 0.26 2.41 0.63 0.02
Stockpile (full grade ore) Measured 1.09 3.01 3.29 0.11
Indicated – – – –
Inferred – – – –
Total 1.09 3.01 3.29 0.11
Stockpile (marginal ore) Measured – – – –
Indicated 11.57 0.90 10.35 0.33
Inferred – – – –
Total 11.57 0.90 10.35 0.33
Stockpile (refractory ore) Measured – – – –
Indicated 0.56 2.80 1.57 0.05
Inferred – – – –
Total 0.56 2.80 1.57 0.05
Geita Hill (underground) – Blocks 1 and 2 Measured – – – –
Indicated 1.91 3.75 7.17 0.23
Inferred 1.32 4.13 5.45 0.18
Total 3.23 3.91 12.61 0.41
Geita Hill (underground) – East Measured – – – –
Indicated 1.98 4.14 8.19 0.26
Inferred 7.00 4.39 30.76 0.99
Total 8.98 4.34 38.95 1.25
Nyankanga (underground) – Blocks 1 and 2 Measured – – – –
Indicated 0.30 8.23 2.45 0.08
Inferred 2.09 5.49 11.46 0.37
Total 2.39 5.83 13.92 0.45
Nyankanga (underground) – Blocks 3 and 4 Measured 0.65 7.30 4.71 0.15
Indicated 3.73 5.01 18.67 0.60
Inferred 1.61 4.10 6.61 0.21
Total 5.99 5.01 29.99 0.96
Nyankanga (underground) – Block 5 Measured 1.32 4.75 6.26 0.20
Indicated 0.23 3.70 0.86 0.03
Inferred 0.01 6.01 0.09 0.00
Total 1.57 4.60 7.21 0.23
Ridge 8 (underground) Measured – – – –
Indicated 0.57 5.13 2.93 0.09
Inferred 1.53 5.81 8.88 0.29
Total 2.10 5.62 11.81 0.38
Star and Comet (underground) – Cut 2 Measured 0.72 4.52 3.25 0.10
Indicated 0.39 3.82 1.49 0.05
Inferred 0.45 3.62 1.63 0.05
Total 1.56 4.09 6.37 0.20
Star and Comet (underground) – Cut 3 Measured 1.11 5.58 6.19 0.20
Indicated 0.39 4.78 1.86 0.06
Inferred 0.39 4.77 1.86 0.06
Total 1.89 5.25 9.92 0.32
Geita Total 61.63 3.35 206.42 6.64
GEITA   C O N T I N U E D
Continental Africa
Inclusive Mineral Resource  continued

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

Estimation
For the open pits, the mineralisation boundaries for the individual deposits are defined from detailed logging of all geological drill holes. This information is validated and then used to create a
3D model. The geological model is subsequently populated with an appropriately dimensioned block model. Ordinary kriging is used to interpolate values into the blocks. UC is used to generate a recoverable Mineral Resource model which estimates the
proportion of ore that occurs above the Mineral Resource cut-off grade assuming a specified SMU. The open pit Mineral Resource is reported within a $1,400/oz optimised pit shell and above the calculated mineralised waste cut-off grade per pit. Stockpiled material above mineralised waste cut-off grade is included in the
Mineral Resource.
For the underground Mineral Resource, the geological model and the mineralised boundary are generated in the same way as for the open pits. However, a high grade wireframe is delineated within the broader, lower grade mineralised envelope. In this instance, all geological controls are adhered to when determining this domain.
Ordinary kriging models are then constructed within the low
and high grade domains and numerous validation exercises are completed to ensure robust estimates are achieved. The ultimate open pit designs are used as the limiting boundaries between open pit and underground during model compilation. The underground
Mineral Resource is reported inside a mineable shape optimiser
(MSO) volume generated using a unique underground cut-off
grade for each deposit. The underground stopes and development are evaluated using the ordinary kriging models and the open pit designs are evaluated using the UC models.
Geita
Surface (metric)
Cut-off grade (g/t)
0
1
2
3
5
0
15
25
35
45
55
3
4
5
6
Tonnes above cut-off
Average grade above cut-off
Geita
Underground (metric)
Cut-off grade (g/t)
0
2
1
4
3
5
8
11
14
17
20
23
26
29
4
5
6
7
8
Tonnes above cut-off
Average grade above cut-off
Exclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Geita Measured 1.97 3.18 6.27 0.20
Indicated 25.10 1.95 48.87 1.57
Inferred 14.48 4.16 60.31 1.94
Total 41.55 2.78 115.45 3.71
Grade tonnage curve
The grade tonnage curves do not include stockpiles.
The exclusive Mineral Resource at Geita consists of: underground Mineral Resource within the Mineable Shape Optimiser (MSO) Mineral
Resource constraining shape, but outside of the Ore Reserve design, and Inferred Mineral Resource within the Ore Reserve design.
Ore Reserve has been declared at Star and Comet Cuts 2 and 3 and Nyankanga Blocks 1 to 5. All open pit Mineral Resource that is located between the Ore Reserve pit shell (at a gold price of $1,100/oz) and the Mineral Resource pit shell (at a gold price of $1,400/oz).
Material within the Ore Reserve pit shell that is Inferred Mineral Resource or falls below the Ore Reserve cut-off grade and above the Mineral
Resource cut-off grade, and material within the Nyankanga Block 5 and Star and Comet Cuts 2 and 3 underground mine designs that is classified as Inferred Mineral Resource.
This material forms potential extensions to the current LOM if it can be converted to Ore Reserve. A significant portion of this material is in the Inferred Mineral Resource category and infill drilling programmes are planned to upgrade potentially economical areas to Indicated
Mineral Resource.

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ADMINISTRATIVE INFORMATION

GEITA   C O N T I N U E D
Continental Africa
Mineral Resource below infrastructure
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Geita Measured – – – –
Indicated 4.46 4.10 18.28 0.59
Inferred 9.85 4.58 45.09 1.45
Total 14.31 4.43 63.37 2.04
Year-on-year changes in Mineral Resource
4.0
4.5
5.0
5.5
6.0
6.5
7.0
0.00
0.00
2018
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2019
Geita
Total (Moz)
0.00
0.03
0.03
(0.64)
0.52
0.45
6.26
0.00
6.64
Mineral Resource depletion has been offset by gains from exploration due to Mineral Resource development drilling on potential underground and surface targets. Reduced costs also increased the Mineral Resource.
Inclusive Mineral Resource sensitivity
1,200
1,400
1,600
15
10
5
0
-5
-10
-15
Geita
Percentage change
Mineral Resource price ($/oz)
Tonnes                      Ounces
Grade
Geita is very sensitive to a drop in gold price as it
is transitioning from an open pit to an underground
operation. There is minimal upside in ounces at a
higher Mineral Resource price and 13% downside in
ounces at a lower Mineral Resource price.

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

Ore Reserve
Ore Reserve
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Nyankanga (open pit) – Cut 8 Proved – – – –
Probable 2.92 4.99 14.56 0.47
Total 2.92 4.99 14.56 0.47
Stockpile (full grade ore) Proved – – – –
Probable 1.09 2.98 3.25 0.10
Total 1.09 2.98 3.25 0.10
Stockpile (marginal ore) Proved – – – –
Probable 2.99 1.04 3.12 0.10
Total 2.99 1.04 3.12 0.10
Nyankanga (underground) – Blocks 1 and 2 Proved – – – –
Probable 0.33 5.67 1.85 0.06
Total 0.33 5.67 1.85 0.06
Nyankanga (underground) – Blocks 3 and 4 Proved – – – –
Probable 3.47 3.70 12.82 0.41
Total 3.47 3.70 12.82 0.41
Nyankanga (underground) – Block 5 Proved – – – –
Probable 1.19 3.89 4.63 0.15
Total 1.19 3.89 4.63 0.15
Star and Comet (underground) – Cut 2 Proved – – – –
Probable 0.50 4.08 2.05 0.07
Total 0.50 4.08 2.05 0.07
Star and Comet (underground) – Cut 3 Proved – – – –
Probable 0.95 4.98 4.75 0.15
Total 0.95 4.98 4.75 0.15
Geita Total 13.44 3.50 47.03 1.51
Estimation
The Mineral Resource models are used as the basis for Ore
Reserve estimation. Input parameters for estimating the Ore
Reserve include gold price, mining dilution and recovery,
geotechnical information, stay in business capital, operating costs, metallurgical recovery, processing capacity and mining equipment capacities.
Appropriate Ore Reserve cut-off grades are applied and optimised pit shells are generated for the open pit sources. Pit designs are then done on selected shells and signed off by all relevant parties to ensure compliance to specifications. Underground designs are completed and evaluated. These designs are incorporated into the production and treatment scheduling stages to yield ore tonnes and grades. Financial evaluations are completed for production and treatment schedules to check cash ﬂow analysis from the
estimated Ore Reserve.
The Ore Reserve for Geita operating, prospective pits and
underground mine areas was estimated using updated
economic factors, latest Mineral Resource models, geological, geotechnical, mining engineering and metallurgical parameters.
Environmental, socio-political, legal and regulatory factors are also considered.

SOUTH AFRICA
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ADMINISTRATIVE INFORMATION

Ore Reserve modifying factors
as at 31 December 2019
Gold
price
US$/oz
Cut-off
grade
g/t Au
RMF
% (based
on tonnes)
RMF
% (based
on g/t)
MRF
% (based
on tonnes)
MRF
% (based
on g/t)
MCF
%
MetRF
%
Nyankanga (open pit) – Cut 8 1,100 1.25 130.0 90.0 105.0 95.0 99.0 92.7
Nyankanga (underground) –
Blocks 1 and 2
1,100 3.95 100.0 100.0 95.0 95.0 99.0 90.0
Nyankanga (underground) –
Blocks 3 and 4
1,100 2.96 100.0 100.0 95.0 95.0 99.0 90.0
Nyankanga (underground) – Block 5 1,100 2.80 100.0 100.0 95.0 95.0 99.0 90.0
Star and Comet (underground) – Cut 2 1,100 2.67 100.0 100.0 95.0 95.0 99.0 86.6
Star and Comet (underground) – Cut 3 1,100 2.67 100.0 100.0 95.0 95.0 99.0 77.8
Stockpile (full grade ore) 1,100 1.25 – – – – 99.0 90.0
Stockpile (marginal ore) 1,100 0.95 – – – – 99.0 90.0
Inferred Mineral Resource in business plan
as at 31 December 2019
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Nyankanga (open pit) – Cut 8 0.17 1.81 0.32 0.01
Geita Hill (underground) – Blocks 1 and 2 0.58 4.65 2.70 0.09
Geita Hill (underground) – East 4.00 4.48 17.92 0.58
Nyankanga (underground) – Blocks 1 and 2 2.20 3.65 8.01 0.26
Nyankanga (underground) – Blocks 3 and 4 1.05 2.25 2.36 0.08
Star and Comet (underground) – Cut 2 0.33 3.01 1.00 0.03
Star and Comet (underground) – Cut 3 0.32 3.38 1.10 0.04
Total 8.66 3.86 33.41 1.07
No Inferred Mineral Resource is included in the final Ore Reserve reporting. However, Inferred Mineral Resource within the Ore Reserve pit shell is included in the business plan. This material forms potential extensions to the current LOM if it is converted to Ore Reserve and infill drilling programmes are planned to upgrade potentially economic areas to Indicated Mineral Resource. This accounts for less than 10% of the business plan.
For Nyankanga, Inferred Mineral Resource is not included in the pit optimisation and therefore does not contribute to the economic assessment of the optimised pit. The Inferred Mineral Resource in the business plan is present within the final pit shell as exclusive
Mineral Resource. Inferred Mineral Resource is included in the Star and Comet underground mine design however it is not included in the
Ore Reserve estimation process and therefore it does not contribute to the economic assessment of the underground Ore Reserve.
GEITA    C O N T I N U E D
Continental Africa
2018
Depletion
Exploration
Methodology
Price
Cost
Metallurgical
Other
Revenue factor
Acquisition/
disposal
2019
Geita
Total (Moz)
Geotechnical
0.5
0.7
0.9
1.1
1.3
1.5
1.7
(0.60)
0.64
0.00
0.00
0.06
1.33
0.00
0.00
0.03
0.05
0.00
1.51
As at 31 December 2019, there was an increase in Ore Reserve in comparison to the previous year’s declaration, which was driven primarily by the introduction of Nyankanga Block 4 underground Ore Reserve and offset by depletion.
Year-on-year changes in Ore Reserve

2019
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INTRODUCTION

Ore Reserve sensitivity
1,000 1,100 1,200
40
30
20
10
0
-10
-20
-30
-40
Geita
Percentage change
Ore Reserve price ($/oz)
Tonnes                              Ounces Grade
Competent Persons
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource
Brad Catto
MAusIMM
202 721
13 years
MDP, BSc (Geology)
Ore Reserve
Ryan Ecclestone
MAusIMM
334 298
16 years
BEng (Mining Engineering)
Cutting of drill hole core at Geita
Geita is highly sensitive to a drop in gold price as it
is transitioning from an open pit to an underground
operation. There is minimal upside in ounces at a
higher Ore Reserve price and 12% downside in
ounces at a lower Ore Reserve price.

SOUTH AFRICA
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ADMINISTRATIVE INFORMATION

SOUTH
AFRICA
S E C T I O N  3
Regional overview 98
Mponeng
100
Surface Operations
110
Mponeng
contribution to group production*
13%
Mponeng
243koz
58%
Surface Operations
176koz
42%
Contribution to regional production
* Group including South African Operations

2019
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SOUTH AFRICA
AMERICAS
AUSTRALIA
ADMINISTRATIVE INFORMATION

REGIONAL OVERVIEW
South Africa
LEGEND
1
West Wits operations
Includes Mponeng
and West Wits Surface
Operations
2
Vaal River operations
Includes MWS and Vaal River
Surface Operations
Durban
Lesotho
Swaziland
Bloemfontein
Carletonville
Klerksdorp
East London
Port Elizabeth Cape Town
North West
Gauteng
2
1
400km 0
Contribution to group Mineral Resource
29%
71%
South Africa Rest of AngloGold Ashanti
Contribution to group Ore Reserve
35%
65%
South Africa Rest of AngloGold Ashanti
Key statistics
Units
2019
2018
2017
Operational performance
Tonnes treated/milled Mt
35.1
34.9 34.9
Recovered grade
(1)
oz/t
0.183
0.219 0.202
g/t
5.69
6.82 6.93
Gold production 000oz
419
487 903
Total cash costs $/oz
981
1,032 1,084
All-in sustaining costs $/oz
1,182
1,182 1,251
Capital expenditure $m
57
73 150
(1)
Refers to underground operations only. 2017 and 2018 includes discontinued operations (Kopanang, Moab Khotsong, TauTona and Technology)
51.2Moz
15.5Moz
124.4Moz
28.4Moz
An agreement and sale was announced post year end in February 2020 for Mponeng and the Surface Operations

2019
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INTRODUCTION

This is equivalent to 29% and 35% of the group’s Mineral Resource and Ore
Reserve respectively. The South African operations produced 419 koz of gold in 2019, or 13% of group production
1
. Our South Africa operations comprise
one deep level underground mine and three surface processing operations, collectively referred to as Surface Operations.
The underground mine, Mponeng, is 100% owned by AngloGold Ashanti. It is situated near the town of Carletonville and is included as part of the West Wits operations. The primary reef mined is the Ventersdorp Contact Reef (VCR).
The CLR, that was historically mined at the now closed TauTona Mine, is planned to be mined in the Mponeng LOM extension project. A sequential grid mining method is employed to extract the gold from the deep, narrow, tabular orebody. The grid is predeveloped through a series of haulages and crosscuts.
Stoping takes place by means of breast mining using conventional hand held drill and blast techniques. The SMU is 100 x 100m.
The Surface Operations are located in both the Vaal River and West Wits
Operations and include the Vaal River Surface, Mine Waste Solutions (MWS)
and the West Wits Surface processing operations. They rework low grade stockpiles and retreat TSFs which resulted from the mining and processing of primary and secondary reef horizons.
Both Mponeng and the Surface Operations are wholly owned by AngloGold
Ashanti. An agreement and sale was announced in February 2020 for
Mponeng and the Surface Operations in South Africa
2
.
1
Group including South African Operations
2
Refer to the IR for more information
A
s at December 2019, AngloGold Ashanti's operations
in South Africa had a Mineral Resource (inclusive of
Ore Reserve) of 51.2Moz (2018: 51.8Moz) and an Ore Reserve
of 15.5Moz (2018: 16.8Moz).
West
Wits
Surface
Mine
Waste
Solutions
Vaal
River
Surface
Mponeng
0
10
20
30
40
50
0.6
0.6
2.2
2.1
2.8
2.6
46.2
45.8
2018
2019
South Africa Mineral Resource
per operation
West
Wits
Surface
Mine
Waste
Solutions
Vaal
River
Surface
Mponeng
0
2
4
6
8
10
12
14
0.3
0.3
2.2
1.9
2.6
2.2
11.6
11.1
2018
2019
South Africa Ore Reserve
per operation
Inclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
South Africa Measured 104.63 1.64 171.13 5.50
Indicated 596.87 1.91 1,142.09 36.72
Inferred 24.70 11.25 277.85 8.93
Total 726.21 2.19 1,591.07 51.15
Exclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
South Africa Measured 7.37 18.83 138.81 4.46
Indicated 61.63 9.64 593.96 19.10
Inferred 17.88 15.36 274.73 8.83
Total 86.88 11.60 1,007.49 32.39
Ore Reserve
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
South Africa Proved 65.00 0.36 23.49 0.76
Probable 493.05 0.93 457.83 14.72
Total 558.05 0.86 481.32 15.47

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ADMINISTRATIVE INFORMATION

MPONENG
South Africa
Introduction
Property description
Mponeng Mine is a deep level underground gold mine operating between 3,160m and 3,740m below mine datum (BMD*) and is currently the deepest mine in the world with development at 3,841m BMD.
Future mining is planned to deepen the shaft bottom to 4,227m BMD. All production is currently from the
VCR with future expansion planned on both the VCR and the CLR horizons.
Location
Mponeng, situated in the West Wits Operations, is south of the town of Carletonville and is approximately
65km west of Johannesburg.
History
Mponeng was previously known as the Western Deep Levels South Shaft, or No.1 Shaft. The original twin shaft sinking from surface commenced in 1981 and was commissioned along with the gold plant complex in 1986 when mining began. Production started through the use of two hoisting shafts, a sub-
shaft and two service shafts. The name changed to Mponeng Mine in 1999.
In 2017, Savuka and TauTona Mines commenced orderly closure and the remaining TauTona Mineral
Resource and Ore Reserve were transferred to Mponeng Mine.
Legal aspects and tenure
We hold the following mining rights in the Mponeng area which have been successfully converted, executed and registered as new order mining rights at the Mineral and Petroleum Resource Titles Office
(MPRTO).
•
GP30/5/1/2/2(01)MR valid from 14 February 2006 to 13 February 2036, covering 64.8km2
•
GP30/5/1/2/2(11)MR valid from 11 July 2006 to 1 July 2016, covering 0.3km2 (application for extension pending)
•
GP30/5/1/2/2(248)MR valid from 16 October 2012 to 15 October 2022, covering 1.96km2
An S102 application was submitted in March 2017 to consolidate the three mining rights into a single mining right (GP30/5/1/2/2(01)MR).
An agreement and sale was announced in February 2020 for Mponeng. The transaction is subject to a number of conditions precedent.
Mining method
For the exploitation of the ever deepening Mineral Resource, and the need for ﬂexibility in a mine of this nature, the sequential grid mining method was adopted. This has been proven as the best method suited to safe, deep level gold mining associated with seismicity.
Operational infrastructure
Mponeng comprises a twin-shaft system housing two surface shafts and two sub-shafts. Mponeng has its own processing plant situated adjacent to the mine. Ore and waste material are hoisted separately with ore being delivered to the plant by means of a conveyor belt and the waste rock going to the low grade stockpile. Operations are powered by electricity from Eskom Holdings SOC Limited.
Mineral processing
Ore is treated and smelted at the Mponeng Gold Plant, which also processes low grade ore from stockpiles adjacent to the shaft. Ore is initially ground down by means of semi-autogenous milling, after which a conventional gold leach process incorporating liquid oxygen injection is applied. The gold is then extracted by means of CIP technology. The plant conducts electro-winning and smelting using induction furnaces. The plant has a monthly capacity of 160,000t and operated at 111,000t for 2019.
Risks
Upgrading of the Mineral Resource confidence in the deeper parts of Mponeng continues to be challenging. Surface exploration and underground exploration targets are slowly being completed but access to ground ahead of the mining front is often limited. New information, once obtained, has the potential to affect the future of Mponeng Mine. Exploration drilling on the VCR at depth indicates that there might be an evolution of the current geological understanding. This will be further quantified and understood as exploration work continues.
Seismicity, which is associated with ultra deep level mining, remains the most significant risk to the execution of the mine plan. The risk is managed through ongoing seismic risk management, which then informs the mining strategy and execution schedule.
* BMD is 1,828.8m AMSL. Mponeng’s collar elevation (surface) is 275.8m BMD
Map showing Mponeng Mine infrastructure and licences
Refer to the map showing Mponeng Mine infrastructure and licences on page 112.

2019
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INTRODUCTION

Map showing the VCR West Wits underground workings
Geology
Mponeng Mine is located on the northwestern rim of the
Witwatersrand Basin. The VCR is the main reef horizon mined
at Mponeng Mine. The VCR forms the base of the Ventersdorp
Supergroup, which caps the Witwatersrand Supergroup through an angular unconformity. The overlying Ventersdorp Lavas halted the deposition of the VCR, preserving it in its current state. The CLR, previously mined at TauTona and Savuka Mines, is found within the Witwatersrand Supergroup and lies 800m beneath the VCR at
Mponeng. The VCR is preserved across the Mponeng lease area
and dips approximately 22° in a south-southeast direction. The
VCR was deposited on the uneven footwall strata due to uplift and is now represented by a shallow angular unconformity. The footwall lithologies to the VCR therefore vary across Mponeng
Mine as the unconformity cuts deeper in an easterly direction into older strata of the Witwatersrand Supergroup. Fluvial action during deposition of the VCR continually eroded and reworked the conglomerate, creating steep slopes and embayments between
relatively undisturbed terraces.
The CLR conglomerate was deposited by a number of sedimentary cycles. Erosion and reworking of the conglomerate and quartzite sediments has resulted in the preservation of the CLR within the
Central Rand Group of the Witwatersrand Supergroup.
Measured Mineral Resource
Indicated Mineral Resource
Inferred Mineral Resource
Drill hole
Mining Rights area boundary
Development tunnels
Reef development
Stoping
VCR subcrop
0
1,000
2,000
metres

SOUTH AFRICA
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ADMINISTRATIVE INFORMATION

MPONENG   C O N T I N U E D
South Africa
Map showing the CLR West Wits underground workings
Deposit type
The VCR consists of a quartz pebble conglomerate, which can
be up to 3m thick in places. The footwall stratigraphy, following periods of uplift and erosion, controlled the development and preservation of the VCR. This is characterised by a series of channel terraces preserved at different relative elevations, and the highest gold values are preserved in these channel deposits. The different channel terraces are divided by zones of thinner slope reef, which are of lower value and become more prevalent on the higher terraces and on the harder footwall units. The relatively argillaceous protoquartzites of the Kimberley Formation in the central portion of
Mponeng are covered by the best preserved VCR conglomerates.
The Elsburg Formation in the west is relatively more durable while the eastern side of the mine is dominated by shales and siltstones of the Booysens Formation. No VCR is preserved on the
Krugersdorp Formation on the far eastern side of Mponeng.
The CLR is the other gold bearing reef reported as part of the
Mineral Resource for Mponeng. The CLR is located near the base of the Johannesburg Subgroup, which forms part of the Central
Rand Group of the Witwatersrand Supergroup. The CLR was
historically mined extensively at Savuka and TauTona Mines and the remaining portions thereof have now been transferred to Mponeng
Mine. The CLR consists of, on average, a 20cm thick, tabular, auriferous quartz pebble conglomerate and three sedimentary
facies. Economically, the most important facies is Unit 1, which overlies Unit 2. Unit 1 is a complex channel deposit that is only present along the eastern side of the lease area. Unit 2 can be up to 2m thick. Unit 3 is exposed in the southern edges of the lease area and is the oldest of the conglomerates.
Measured Mineral Resource
Indicated Mineral Resource
Inferred Mineral Resource
Drill hole
Mining Rights area boundary
Development tunnels
Stoping
0
1,000
2,000
metres

2019
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INTRODUCTION

Mineralisation style
Gold mineralisation followed an episode of deep burial, fracturing and alteration. A variant of Archaean gold bearing hydrothermal
ﬂuid was introduced into the conglomerates and circulated
throughout in hydrothermal cells. The ﬂuids precipitated gold and other elements through reactions that took place at elevated temperatures along the reef horizon, which was the more
favourable ﬂuid conduit. In the case of the VCR, the resulting gold grades are mostly uniformly distributed throughout the
reef package.
CLR mineralisation associated with the conglomerate occurs in the form of fine layers and stringers of pyrite rather than finely disseminated pyrite around the pebbles. Flyspeck carbon can be frequently found at the base of the conglomerate. The hydrocarbon also precipitated in thin, ﬂat veins, usually at the base of the
Carbon Leader conglomerate where the majority of the gold is concentrated.
Mineralisation characteristics
The VCR displays strong alteration features, which can be
explained by the hydrothermal ﬂuids that infiltrated the reef and have overprinted the original mineral assemblage. Portions of the reef contain authigenic sulphides such as pyrite, pyrrhotite, chalcopyrite, sphalerite and galena, incorporated in the
conglomerate matrix. Gold associations with these mineral
assemblages indicate a strong correlation of gold mobilisation and redistribution at the time of the hydrothermal ﬂuid inﬂux.
There is also a strong association of gold with a chloritisation event focused along the reef horizon. The chlorite alteration gives a dark colouration to the reef. Gold was precipitated by cooling and reactions between the ﬂuids and wallrock, in this case pyritic conglomerates. Gold mineralisation was enhanced in certain areas of high ﬂuid throughput, which were often the sites of high carbon precipitation and early alteration in the case of the CLR.
Both the VCR and the CLR have been subjected to faulting and are intruded by a series of igneous dykes and sills of various ages that cross-cut the reefs. There is an inherent risk in mining through these faults and intrusives and a key objective of Mponeng Mine geologists is to identify these geological features ahead of the working face to assist with deciding on the best way to approach and mine through these structures.
Exploration
Underground exploration in 2019 continued to target the VCR
areas from underground platforms on 120, 123 and 126 Levels
and targets areas below 126 to 129 Level depths, so as to improve project area confidence. New reef intersections were achieved during 2019 and have been included in the evaluation of the
geological model. No CLR exploration was undertaken in 2019 and the surface exploration programme was stopped in 2019 before the project was completed.
Projects
The Phase 1 VCR project is in production on 123 Level and
gold production on 126 Level commenced in 2019. On-reef
development continues east and west on 123 and 126 Levels and total production is expected to reach 12,000m
2
per month.
The LOM extension project scope of work replaced the phased
project approach by combining the Phase 2 project with Phases 3 and 4 into one project to access 9.5Moz and to extend the LOM.
The FS was completed in 2019. Post the stage gate review it was decided to not proceed with the project at that time.
SW-NE Geological cross-section across the 123 Level VCR area at Mponeng Mine, elevation in metres BMD*
-3,075m
-3,650m
SW
NE
-3,700m
* BMD is 1,828.8m AMSL. Mponeng’s collar elevation (surface) is 275.8m BMD.
Booysens Shale
Kimberley Formation
Intrusives
Ventersdorp Lava
Ventersdorp Contact Reef
Elsburg Quartzite
LIBA4
LIBA3
LIBA2
Libanon Reef Zone
Legend

SOUTH AFRICA
AMERICAS
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ADMINISTRATIVE INFORMATION

MPONENG   C O N T I N U E D
South Africa
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other
Comments
Measured 5 x 5 – – – – Channel chip sampling
Indicated 100 x 100 – – – – Underground drilling
Inferred 1,000 x 1,000 – – – – Surface and underground drilling
Grade/ore control – – – – – See Measured category
Inclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
VCR Block 3 Measured 0.01 8.23 0.11 0.00
Indicated 1.17 6.63 7.76 0.25
Inferred – – – –
Total 1.18 6.64 7.86 0.25
VCR above 109 Level Measured 1.06 13.55 14.32 0.46
Indicated 0.44 8.87 3.91 0.13
Inferred – – – –
Total 1.50 12.18 18.23 0.59
VCR 109 to 120 Level Measured 3.99 18.71 74.67 2.40
Indicated 2.40 9.65 23.15 0.74
Inferred – – – –
Total 6.39 15.31 97.83 3.15
VCR below 120 Level Measured 1.14 18.03 20.64 0.66
Indicated 8.40 16.81 141.15 4.54
Inferred 0.66 4.66 3.10 0.10
Total 10.21 16.16 164.89 5.30
VCR LOM extension 128 Level Measured 0.00 3.72 0.01 0.00
Indicated 2.75 16.89 46.39 1.49
Inferred 0.10 4.40 0.44 0.01
Total 2.85 16.44 46.84 1.51
VCR WUDLs Measured – – – –
Indicated 9.58 15.99 153.18 4.92
Inferred 9.35 14.67 137.14 4.41
Total 18.93 15.34 290.32 9.33
TauTona CLR Eastern block Measured 1.33 23.38 31.09 1.00
Indicated 1.79 22.39 40.16 1.29
Inferred – – – –
Total 3.12 22.81 71.24 2.29
CLR LOM extension project Measured 0.35 23.93 8.30 0.27
Indicated 27.28 20.76 566.33 18.21
Inferred 7.77 17.25 134.06 4.31
Total 35.40 20.02 708.68 22.78
CLR Savuka Measured 0.01 15.44 0.14 0.00
Indicated 1.40 13.53 18.90 0.61
Inferred – – – –
Total 1.41 13.54 19.04 0.61
Mponeng
Total 80.99 17.59 1,424.94 45.81

2019
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INTRODUCTION

Inclusive Mineral Resource by-product: uranium
Tonnes
Grade
Contained uranium
as at 31 December 2019
Category
million
kg/t
tonnes pounds million
Mponeng Measured – – – –
Indicated 32.16 0.31 10,013 22.08
Inferred 7.77 0.29 2,290 5.05
Total 39.93 0.31 12,304 27.13
Mponeng
Underground (metric)
2
4
6
8
10
12
14
16
18
20
80
70
60
50
40
30
20
29
27
25
23
21
19
17
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off
Exclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Mponeng Measured 7.37 18.83 138.81 4.46
Indicated 33.85 17.31 586.05 18.84
Inferred 17.88 15.36 274.73 8.83
Total 59.10 16.91 999.58 32.14
The current mining practice at Mponeng leaves behind a large portion of the Mineral Resource as stability pillars. Rock engineering design models require stability to minimise the effects of mining induced seismicity on the deep underground workings. Bracket pillars are also placed around all major geological structures to improve regional stability and to minimise the structure associated risks. In future, the majority of the exclusive Mineral Resource will be taken up in stability pillars to reduce the impact of seismicity. Other areas of the Mineral
Resource that do not form part of the LOM include the areas between the Ore Reserve cut-offs and all Inferred Mineral Resource.
Mineral Resource below infrastructure
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Mponeng Measured 0.35 23.75 8.31 0.27
Indicated 39.61 19.33 765.90 24.62
Inferred 17.22 15.78 271.63 8.73
Total 57.18 18.29 1,045.84 33.62
The portion of the Mineral Resource below infrastructure includes those in the VCR Western Ultra-deep Levels (WUDLs) and the CLR
Mineral Resource areas. Mponeng Mine infrastructure has only been developed to access the orebody to 126 Level on the VCR and
120 Level on the CLR. Access to CLR orebody from 109 to 120 Levels from the existing TauTona infrastructure will start in 2020.
Estimation
For the VCR, gold values have been shown to be intimately related to conglomerate preservation and form an integral part of the geological model, as does the footwall lithology.
Mixed support co-kriging is used in the estimation of the Mineral
Resource. This a technique that enables the use of mixed support data, allowing both drill hole and underground sampling data to be used together. Estimation is performed on the VCR into large block sizes, generally 210 x 210m in size, which fully capture the within-block variance, allowing co-kriging of data of different support sizes over long ranges. Estimation is done per geological homogeneous zone, in logarithmic space, because of the highly skewed gold distribution. The final gold estimates are then
calculated by back transforming the estimates, using lognormal four parameter distribution models. Simple kriging is used for grade control and Measured Mineral Resource at a 30 x 30m block size and constrained by the weight of the mean value. A similar process is followed for the CLR estimation.
Grade tonnage curve

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MPONENG   C O N T I N U E D
South Africa
44.0
44.5
45.0
45.5
46.0
46.5
47.0
0.00
0.00
2018
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2019
Mponeng
Total (Moz)
0.00
0.00
(0.05)
(0.30)
0.59
(0.60)
46.18
0.00
45.81
Year-on-year, Mponeng’s published Mineral Resource for 2019 has decreased. The reduction is inclusive of depletion as well as a small area of
CLR that was transferred to inventory as it will not be extracted. This is slightly offset by an increase in value in some of the VCR areas.
Inclusive Mineral Resource sensitivity
Year-on-year changes in Mineral Resource
1,200 1,400 1,600
10.0
5.0
0.0
-5.0
-10.0
Mponeng
Percentage change
Mineral Resource price ($/oz)
Tonnes                                Ounces Grade
Mponeng core yard
As a deep underground mine, the Mineral Resource
at Mponeng is sensitive to a drop in gold price.
There is minimal upside in ounces at a higher Mineral
Resource price and 3.5% downside in ounces at a
lower Mineral Resource price.

2019
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CONTINENTAL AFRICA
INTRODUCTION

Ore Reserve
Ore Reserve
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
VCR 109 to 120 Level Proved 0.08 11.54 0.91 0.03
Probable 0.29 7.29 2.09 0.07
Total 0.37 8.21 3.01 0.10
VCR below 120 Level Proved 0.46 9.48 4.32 0.14
Probable 5.96 11.94 71.17 2.29
Total 6.41 11.77 75.49 2.43
VCR LOM extension 128 Level Proved – – – –
Probable 1.71 9.11 15.59 0.50
Total 1.71 9.11 15.59 0.50
VCR WUDLs Proved – – – –
Probable 6.18 8.75 54.07 1.74
Total 6.18 8.75 54.07 1.74
TauTona CLR Eastern block Proved 0.47 6.04 2.86 0.09
Probable 1.11 8.99 9.94 0.32
Total 1.58 8.10 12.80 0.41
CLR LOM extension project Proved 0.02 9.17 0.22 0.01
Probable 19.91 9.25 184.14 5.92
Total 19.94 9.25 184.36 5.93
Mponeng
Total 36.19 9.54 345.31 11.10
Estimation
The mine design process delineates the mining areas and supporting development for each mining level and section, usually by extrapolating the existing mining design using the latest geological structure models and taking all relevant mine design recommendations into consideration. The in situ Mineral Resource is scheduled monthly for the full LOM plan. The value estimates for these schedules are derived from the Mineral Resource model.
Modifying factors are applied to the in situ Mineral Resource to arrive at an Ore Reserve estimate. These factors include a dilution factor to accommodate the difference between milling width and stoping width, as well as the Mine Call Factor (MCF).
Ore Reserve modifying factors
as at 31 December 2019
Gold
price
ZAR/kg
Cut-off
grade
g/t Au
Cut-off
value
cm.g/t Au
Stoping
width
cm
Dilution
%
RMF
% (based
on g/t)
MRF
% (based
on g/t)
MCF
%
MetRF
%
VCR 109 to 120 Level 541,501 5.72 900 157.5 32.0 100.0 100.0 81.9 97.5
VCR below 120 Level 541,501 6.88 900 130.7 41.2 100.0 100.0 81.1 97.9
VCR LOM extension 128 Level 541,501 6.71 900 134.2 48.4 100.0 100.0 82.8 97.5
VCR WUDLs 541,501 6.80 900 132.4 49.4 100.0 100.0 82.8 97.8
TauTona CLR Eastern block 541,501 7.83 900 115.0 57.0 100.0 100.0 76.0 97.2
CLR LOM extension project 541,501 8.18 900 110.0 48.7 100.0 100.0 81.0 97.1
Inferred Mineral Resource in business plan
as at 31 December 2019
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
VCR WUDLs 3.30 11.06 36.46 1.17
CLR LOM extension project 0.20 9.68 1.98 0.06
Total 3.50 10.98 38.44 1.24
The Inferred Mineral Resource is used for optimisation purposes and forms part of the business plan but is not included in the Ore Reserve.
These portions of the Mineral Resource are located in the WUDLs area beyond current infrastructure on the VCR (LOM extension project and Phase 5) and also make up part of the CLR Mineral Resource which is included in the CLR LOM extension and Phase 6 project. This accounts for 9.4% of the business plan.

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MPONENG   C O N T I N U E D
South Africa
Ore Reserve below infrastructure
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Mponeng Proved 0.02 9.17 0.22 0.01
Probable 27.80 9.13 253.80 8.16
Total 27.83 9.13 254.02 8.17
2018
Depletion
Exploration
Methodology
Price
Cost
Metallurgical
Other
Revenue factor
Acquisition/
disposal
2019
Mponeng
Total (Moz)
Geotechnical
10.0
10.2
10.4
10.6
10.8
11.0
11.2
11.4
11.6
11.8
12.0
(0.25)
(0.21)
(0.06)
0.00
0.00
11.65
(0.02)
0.00
0.00
(0.01)
0.00
11.10
Year-on-year changes in Ore Reserve
The decrease of 4.2% in Ore Reserve is mainly due to depletion, a revised estimation model for the VCR, the impact of the removal of
Savuka shaft pillars as well as the removal of certain high risk areas in the TauTona mining front.
Ore Reserve sensitivity
1,000
1,100
1,200
30
20
10
0
-10
-20
-30
-40
Mponeng
Percentage change
Ore Reserve price ($/oz)
Tonnes                      Ounces
Grade
Competent Persons
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource Gareth Flitton SACNASP 400 019/15 16 years BSc Hons (Geology), GDE
(Mineral Economics)
Ore Reserve William Olivier SAGC MS 0136 29 years GDE (Mining Engineering)
The Ore Reserve is not sensitive to changes in
gold price. Even with a higher gold price the
opportunites within both the VCR and the CLR are
minimal due to limited development in areas beyond
the existing footprint.

2019
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INTRODUCTION

Offices and shaft infrastructure at Mponeng Mine

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SURFACE OPERATIONS
South Africa
Introduction
Property description
Surface Operations comprise Vaal River, West Wits Surface operations and MWS. Surface Operations in
South Africa produce gold by processing surface material such as low grade stockpiles and TSFs.
Location
The Vaal River Surface operations are located immediately to the north and south of the Vaal River, close to the town of Orkney in the North West province. These operations extract gold from low grade stockpile material emanating as a by-product of the reef mining activities within the mines of the Vaal River area. The MWS operations are located approximately 8km from the town of Klerksdorp near Stilfontein, within 20km of the Vaal River Surface operations. The MWS feed sources (TSFs) are scattered over an area that stretches approximately 13.5km north to south and 14km east to west. The
West Wits Surface operations are located on the West Wits Line, near the town of Carletonville, stradling the border between the North West and Gauteng provinces.
History
Gold from the surface material has been produced routinely since 2002 from the Vaal River and
West Wits Surface operations. AngloGold Ashanti acquired the MWS Mineral Resource and tailings retreatment operations recovering uranium and gold in the Vaal River region in July 2012. The
MWS uranium plant and ﬂotation plants were commissioned in 2014. Changes were made to the configuration of the ﬂotation and uranium processes, to allow for greater efficiency, after which the ﬂoat plant was recommissioned in July 2016 and October 2016 respectively. As part of the optimisation, the uranium and ﬂotation plants were discontinued in 2017 resulting in MWS only producing gold.
Legal aspects and tenure
MWS’s license to mine is covered by the environmental authorisation under the National Environmental
Management Act No. 107 of 1998. In terms of the current legislation, the Mineral and Petroleum
Resources Development Act No. 28 of 2002 (the MPRDA), a mining right is not required to reclaim
TSFs. MWS can prove ownership and tenure of the operations. There was pending legislation that, once passed, would require a mining right to be obtained in order to mine TSFs. This Amendment Bill has subsequently been withdrawn by the Minister of Mineral Resources until further notice.
Following the sale of the Vaal River underground operations, the Vaal River mining rights were transferred to Harmony, who acquired the Moab Khotsong operations and to Village Main Reef, who acquired the Kopanang operations.
Current mining rights for the West Wits operations cover both underground and surface horizons. TSFs falling outside the mining right area are accommodated in the approved EMP and financial provision for rehabilitation for the West Wits mining rights, as well as under historic surface rights permits for West
Wits, which are still valid.
An S102 application was submitted in March 2017 to consolidate the three mining rights into a single mining right (GP30/5/1/2/2(01)MR).
An agreement and sale was announced in February 2020 for the Surface Operations. The transaction is subject to fulfillment of a number of conditions precedent.
Mining method
Low grade stockpiles
Bulldozers are used to create safe loading faces. Material is then loaded from the face onto rail hoppers or trucks by means of front-end loaders and transported to the relevant gold plants for processing.
TSFs
Tailings are reclaimed using a number of hydraulic, high-pressure, water monitoring guns to deliver water at pressure, typically 27-30 bar, to the face. The tailings material is reclaimed by blasting the TSF face with the high-pressure water, resulting in the slurry gravitating towards pump stations. These monitoring guns can be positioned to selectively reclaim required areas from the TSFs. Bench heights are constrained by the force delivered from the monitoring gun nozzle and safety constraints. With sufficient pressure, face lengths of up to 25m can be reclaimed.
The pump stations are located at the lowest point of the dams to ensure that the slurry from the dams gravitates towards the pump station from where it is pumped to the processing plants.

2019
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INTRODUCTION

Operational infrastructure
Low grade stockpiles in the Vaal River area are processed through the Kopanang Gold Plant which is a dedicated surface sources metallurgical plant. All our tailings material in the Vaal River and MWS areas is processed through the three metallurgical streams at the MWS metallurgical operations. At West
Wits, material from both low grade stockpiles and TSF is processed through the Savuka Gold Plant.
Low grade stockpile material is processed through the Mponeng Gold Plant to fill the processing gap and to ensure adequate supply of backfill material to Mponeng shaft. Adequate deposition capacity for the Surface Operations exists in all areas.
Operational infrastructure – road, rail, offices, security services, water and power supply is adequate, and is shared with the AngloGold Ashanti operations in the relevant areas. Operations are powered by electricity from Eskom Holdings SOC Limited.
Mineral processing
The mineral process is dependent on the source material: tailings material is pumped directly to a conventional CIL plant while hard rock material goes through comminution first, and then is processed through leach followed by CIP.
MWS comprises three separate streams namely Stream 1, Stream 2 and Stream 3. Hydraulically reclaimed material from several TSF sites is pumped via the three pump stations to the MWS plant streams for gold extraction.
The West Wits Surface Operations process low grade stockpile material sourced from mining of the
CLR and the VCR that were mined by the West Wits mines in the Carletonville/Fochville area, as well as hydraulically reclaimed material from the Old North TSF.
Within the Vaal River area, the Kopanang Gold Plant is a dedicated surface operation plant. In the West
Wits area, the Savuka Gold Plant is dedicated to process surface sources material, while low grade stockpile material is processed through both the Savuka and Mponeng Gold Plants, with the latter used to fill the processing gap.
Risks
There are no known unmanaged risks that may affect reclamation activities.
The increased recovery over MWS LOM is associated with the project to introduce Aachen Reactors in the three streams.
Sulphur Paydam stockpiling for TSF base lifting

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SURFACE OPERATIONS   C O N T I N U E D
South Africa
Map showing MWS and Vaal River Surface infrastructure and properties
Map showing West Wits Surface and Mponeng Mine infrastructure and licences
Stilfontein
Kopanang
Orkney
Khuma
Township
Klerksdorp
West
Complex
Harties 5&6
MWS5
Kareerand
Buffels
1,2,3,4
Sulphur
Paydam
East
South
East
Buffels 5
MWS4
West Ext
Harties 1&2
MWS
Kanana
Township
X
Y
X
Y
X
Y
Fochville
Mponeng
New North TSF
TauTona
Savuka
Old North TSF
Mponeng TSF
Wedela
2.5
0
2.5
5
7.5km
MWS Plant centroid co-ordinates
26°48’00”E, 26°50’05”S
Mine infrastructure
Plant
Stockpiles
TSF
Taillings pipeline
AGA property
Chemwes
Settlements
Towns
Villages
Roads
Main
River
Licences
Mining
Surface property
Mine Infrastructure
Mine area
Plant
Stockpiles
TSF
Tailings pipeline
Underground workings
Settlements
Towns
Villages
Roads
Main
Secondary
1.5
0
1.5
5
3km
Mponeng Plant centroid co-ordinates
27°26’06”E, 26°26’11”S

2019
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CONTINENTAL AFRICA
INTRODUCTION

Geology
The material contained in the TSFs and low grade stockpiles
originates from historic ore-bearing reefs mined by the West Wits,
Vaal River, Buffelsfontein, Hartebeestfontein and Stilfontein gold mines.
Low grade stockpiles
The low grade stockpiles consist of waste rock mined from
underground workings, hoisted, transported and deposited via conveyor belts. The gold contained within these dumps was
sourced from three areas namely:
•
Minor reef intersected while accessing the primary reef
•
Gold-bearing reef that was contained within small fault blocks that were exposed by off-reef development
•
Cross-tramming of gold-bearing reef material to the waste tips
Tailings storage facilities
The TSFs consist of tailings material which originated from
processing of underground ore from various operations in the Vaal
River area, various operations in West Wits area, and Buffelsfontein,
Hartebeestfontein and Stilfontein gold mines. These gold mines are deep level gold mines, which predominantly extract the tabular, conglomeratic Vaal Reef (VR), CLR and VCR. The VR has been
predominantly mined for gold in the past although it also contains uranium oxide. The same is true, but to a lesser extent, with the
CLR and VCR. The material contained in the TSFs is fine in nature.
The footprints of the MWS TSFs and Vaal River Surface operations
TSFs cover an area of approximately 1,100ha.
Projects
MWS plant deposition takes place on the Kareerand TSF. The
existing Kareerand TSF was commissioned in 2011 with a design life of 14 years to 2025 at a tailings throughput rate of 1.9 Mtpm.
Since commissioning, MWS has ramped up production and has
targeted a total tailings throughput rate of 2.5Mtpm until 2042.The increased deposition on the existing facility means that the TSF will reach its limiting rate of rise sooner than 2025, with consequent loss of tailiings storage capacity. A FS has been concluded to establish the best option for expanding the capacity, and confirming the technical and financial viability of the project. Work on applying for the permits required to construct the TSF extension has begun and the application process will commence in 2021.
The Savuka Gold Plant deposits tailings onto active Dams 5A,
5B, 7A and 7B at 290,000tpm throughout the LOM. Savuka Gold
Plant processes low grade stockpiles and tailings from the ongoing hydraulic re-mining of Dams 1, 2, 3, 4A, 4B and 6. The Savuka
Complex will no longer have capacity in 2027. This is as a result of the 60m height restriction on the dams, as well as the limitation on rate-of-rise on Dams 5A and 5B. The Mponeng Gold Plant
deposits its tailings at a rate which varies over its LOM onto the
Mponeng Complex TSFs, consisting of the Upper Dam with two
compartments. The historic Lower Dam is not used as a tailings dam but serves as a water dam. The Mponeng Upper Dam will
reach its maximum allowable 60m height in 2032.
Kopanang Gold Plant processes low grade stockpiles and
deposits tailings onto the West Complex active Compartment 4 at 320,000tpm throughout the LOM and the plant will cease to operate at the end of 2021. No deposition takes place onto Grass
Dam and Compartment 1, as both have run out of capacity. West
Extension and Dam 2 received tailings from West Gold Plant (now owned by Village Main Reef) at 150,000 tonnes per month. West
Extension will reach maximum allowable height in 2021 when
tailings deposition will be redirected onto Compartment 4, when
Kopanang Gold Plant ceases to operate. The tailings from West
Gold Plant will continue until 2028.
Monitor gun on East TSF

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SURFACE OPERATIONS   C O N T I N U E D
South Africa
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other*
Vaal River Surface
Measured
50 x 50
–
–
–
–
Indicated
100 x 100 to 150 x 150
–
–
–
–
Inferred
–
–
–
–
–
–
Grade/ore control
50 x 50 to 100 x 100
–
–
–
–
Mine Waste Solutions
Measured
100 x 100 to 320 x 250
–
–
–
–
Indicated
100 x 100 to 300 x 375
–
–
–
–
Inferred
–
–
–
–
–
–
Grade/ore control
50 x 50 to 100 x 100
–
–
–
–
West Wits Surface
Measured
–
–
–
–
–
–
Indicated
150 x 150
–
–
–
–
Inferred
–
–
–
–
–
–
Grade/ore control
150 x 150
–
–
–
–
* Auger drilling for Vaal River Surface, MWS and West Wits Surface TSFs.
Note: In the case of TSFs, additional sampling information is available in the form of residue sampling data collected during deposition on the TSFs.
Harties 1 and 2 TSF 3D grade model view, after partial depletion
0
100
200
300
900
800
700
600
500
1:10,000
400
0 - 0.164
0.164 - 0.185
0.185 - 0.230
0.230 - 0.241
0.241 - 0.299
0.299 - 0.345
0.345 - 0.402
>= 0.402
Gold grade (g/t)

2019
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CONTINENTAL AFRICA
INTRODUCTION

Inclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Vaal River Surface
TSFs Measured – – – –
Indicated 311.81 0.25 78.44 2.52
Inferred – – – –
Total 311.81 0.25 78.44 2.52
Low grade stockpiles Measured – – – –
Indicated – – – –
Inferred 6.82 0.46 3.12 0.10
Total 6.82 0.46 3.12 0.10
Mine Waste Solutions
TSFs Measured 96.74 0.23 21.84 0.70
Indicated 172.54 0.26 44.94 1.44
Inferred – – – –
Total 269.28 0.25 66.78 2.15
West Wits Surface
TSFs Measured – – – –
Indicated 53.27 0.30 15.74 0.51
Inferred – – – –
Total 53.27 0.30 15.74 0.51
Low grade stockpiles Measured – – – –
Indicated 4.03 0.51 2.06 0.07
Inferred – – – –
Total 4.03 0.51 2.06 0.07
Surface Operations Total 645.22 0.26 166.13 5.34
Inclusive Mineral Resource by-product: uranium
Tonnes
Grade
Contained uranium
as at 31 December 2019
Category
million
kg/t
tonnes pounds million
Surface Operations Measured 96.74 0.07 6,604 14.56
Indicated 484.35 0.08 37,865 83.48
Inferred – – – –
Total 581.09 0.08 44,468 98.04
Estimation
TSFs
Prior to 2011, grade estimations for the Vaal River and West Wits
TSF operations were based on residue grades obtained from the process plants, as well as various ad hoc sampling projects in selected areas. Most of the TSFs in Vaal River, MWS and West
Wits have since been resampled by means of an extensive auger drilling exercise which commenced in 2011. The remaining TSFs will be re-sampled once they become dormant. A stringent quality assurance/quality control (QA/QC) process was applied to the sampling and assay processes to ensure a high level of confidence in the results. Auger drilling typically took place on a 150 x 150m grid (Mineral Resource model) as well as a minimum of a 50 x 50m grid (grade control model). A vertical sampling interval of 1.5m was implemented and where possible all drill holes were drilled into the underlying strata to allow for the estimation of the base of the TSF.
The estimation technique used is 3D ordinary kriging.
The variograms used for grade estimation consist of both horizontal and downhole variograms. The methodology used for construction of the grade model constitutes well defined 3D wireframes which are constructed using drill holes, results from monthly surveys on currently reclaimed TSFs, and annual aerial surveys for TSFs which are planned to for reclamation. These models are regularly updated during the grade control process.

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SURFACE OPERATIONS   C O N T I N U E D
South Africa
Low grade stockpiles
In the West Wits and Vaal River Surface Operations, grade
estimation is based on grades obtained from reclaimed tonnages from the different stockpiles, grades obtained from rock deposited on these facilities and grades from various other sampling projects carried out on some of the stockpiles. These sampling exercises involved a pit being dug on a predetermined grid on the low
Exclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Surface Operations Measured – – – –
Indicated 27.78 0.28 7.91 0.25
Inferred – – – –
Total 27.78 0.28 7.91 0.25
The exclusive Mineral Resource includes the West Wits Old North TSF which is not included in the Ore Reserve as a result of the deposition strategy.
East pump station
grade stockpiles from which samples were taken. Samples were then split into different size fractions and assayed to determine gold distribution for the different size fractions. The profiles of the stockpiles are also updated by means of aerial surveys carried out on an annual basis. Sampling is done by means of mechanical stop belt samplers on the feed belts at the metallurgical plants.

2019
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INTRODUCTION

5.0
5.1
5.2
5.3
5.4
5.5
5.6
5.7
0.00
0.03
2018
Depletion
Exploration*
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2019
Surface Operations
Total (Moz)
0.00
0.00
(0.01)
(0.37)
0.07
0.00
5.61
0.00
5.34
Year-on-year changes in Mineral Resource
Year-on-year changes in the Mineral Resource are mainly due to depletion from all Surface Operations. In addition, Harties 2 TSF and Old
North TSF model updates resulted in an increase to the Mineral Resource for Surface Operations.
Ore Reserve
Ore Reserve
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Vaal River Surface
TSFs Proved – – – –
Probable 259.88 0.26 67.64 2.17
Total 259.88 0.26 67.64 2.17
Mine Waste Solutions
TSFs Proved 63.97 0.24 15.18 0.49
Probable 172.81 0.26 44.94 1.44
Total 236.78 0.25 60.11 1.93
West Wits Surface
TSFs Proved – – – –
Probable 21.95 0.31 6.74 0.22
Total 21.95 0.31 6.74 0.22
Low grade stockpiles Proved – – – –
Probable 3.26 0.47 1.51 0.05
Total 3.26 0.47 1.51 0.05
Surface Operations
Total 521.86 0.26 136.01 4.37
1,200
1,400
1,600
2
1
0
-1
-2
-3
-4
-5
-6
Surface Operations
Percentage change
Mineral Resource price ($/oz)
Tonnes                                Ounces
Grade
Inclusive Mineral Resource sensitivity
The Mineral Resource is sensitive to changes in
gold price as a result of gold recovery. There is no
upside at a higher Mineral Resource price and 4%
downside in ounces at a lower Mineral Resource price.
* This is not exploration, but drill out of the TSF

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SURFACE OPERATIONS   C O N T I N U E D
South Africa
2018
Depletion
Exploration*
Methodology
Price
Cost
Metallurgical
Other
Revenue factor
Acquisition/
disposal
2019
Surface Operations
Total (Moz)
Geotechnical
4.0
4.2
4.4
4.6
4.8
5.0
5.2
5.4
(0.30)
0.07
0.00
0.00
(0.02)
5.15
0.03
(0.01)
0.00
(0.55)
0.00
4.37
Year-on-year changes in Ore Reserve
In addition to normal depletion in all areas during 2019, the West Extension and Harties 5 and 6 TSFs were excluded due to them now being below cut-off, as a result of the Aachen Reactor benefit reducing by 5%.
Estimation
TSFs
Mine design models delineate areas that will be reclaimed over the life of the operations. All relevant mine design recommendations were taken into consideration. The in situ Mineral Resource is scheduled for the full LOM plan. The value estimates for these schedules are derived from Mineral Resource block models. The benefit of the reclamation of the surface sources and subsequent rehabilitation of the relevant areas is included in the evaluation of the feasibility of the project.
Low grade stockpiles
Planned reclamation from the low grade stockpiles is scheduled to ensure an average blend. The in situ Mineral Resource is scheduled for the full LOM plan. The value estimates for these schedules are derived from the Mineral Resource with an 18 month reconciliation factor applied.
Ore Reserve modifying factors
as at 31 December 2019
Gold
price
ZAR/kg
Cut-off
grade
g/t Au
RMF
% (based
on tonnes)
RMF
% (based
on g/t)
MCF
%
MetRF
%
Vaal River Surface
TSFs 541,501 0.20 100.0 100.0 100.0 50.3
Mine Waste Solutions
TSFs 541,501 0.23 100.0 100.0 100.0 44.5
West Wits Surface
TSFs 541,501 0.31 100.0 100.0 100.0 44.0
Low grade stockpile 541,501 0.34 100.0 90.0 100.0 90.9
Inferred Mineral Resource in business plan
as at 31 December 2019
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Vaal River Surface
Low grade stockpiles 6.82 0.38 2.61 0.08
Total 6.82 0.38 2.61 0.08
Inferred Mineral Resource was included in the business plan. This accounted for 6% of the plan.
* This is not exploration, but drill out of the TSF

2019
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1,000 1,100 1,200
0
5
0
-5
-10
-15
-20
-25
-30
Surface Operations
Percentage change
Ore Reserve price ($/oz)
Tonnes                          Ounces Grade
Ore Reserve sensitivity
Competent Persons
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource
Mmatseleng Maipushi
SACNASP
114 390
9 years
BSc Hons (Geology)
Ore Reserve
Joseph Selebogo
SAGC
GTgMS 0151
10 years
MSCC, HND (Mineral
Resource Management)
The Ore Reserve is highly sensitive to a drop in price
as a result of gold recovery. There is minimal upside
at a higher Ore Reserve price and 23% downside in
ounces at a lower Ore Reserve price.
Reclamation of Savuka low grade stockpile

SOUTH AFRICA
AMERICAS
AUSTRALIA
ADMINISTRATIVE INFORMATION

AMERICAS
S E C T I O N  4
Regional overview 122
Argentina
126
Brazil
136
Colombia
184
AGA Mineração – Córrego do Sítio
contribution to group production*
22%
Cerro Vanguardia
225koz
32%
AGA Mineração
362koz
51%
Serra Grande
123koz
17%
Contribution to regional production
* Group including South African Operations

2019
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CONTINENTAL AFRICA
INTRODUCTION

SOUTH AFRICA
AMERICAS
AUSTRALIA
ADMINISTRATIVE INFORMATION

REGIONAL OVERVIEW
Americas
1
2
4
3
LEGEND
1
Argentina
Cerro Vanguardia (92.5%)
(1)
2
Brazil
Serra Grande
3
AGA Mineração
4
Colombia
Gramalote (51%)
La Colosa
Quebradona
(2)
400km 0
Project
Operation
Contribution to group Mineral Resource
31%
69%
Americas Rest of AngloGold Ashanti
Contribution to group Ore Reserve
16%
84%
Americas Rest of AngloGold Ashanti
Key statistics
Units
2019
2018
2017
Operational performance
Tonnes treated/milled
Mt
7.2
6.8
7.5
Recovered grade
oz/t
0.089
0.103
0.102
g/t
3.04
3.55
3.49
Gold production
000oz
710
776
840
Total cash costs
$/oz
736
624
638
All-in sustaining costs
$/oz
1,032
855
943
Capital expenditure
$m
195
176
234
55.0Moz
7.2Moz
120.6Moz
36.6Moz
(1)
Sale at an advanced stage
(2)
Change in ownership to 100% as B2Gold’s shareholding has been converted to a share of profits
Americas contributes 100% to the group copper Mineral Resource of 9,677Mlb and Ore Reserve of 3,068Mlb.

2019
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A
s at 31 December 2019, the Mineral Resource (inclusive of
Ore Reserve) for the Americas region was 55.0Moz (2018:
57.5Moz) and the Ore Reserve was 7.2Moz (2018: 7.1Moz).
This is equivalent to 31% and 16% of the group’s Mineral Resource and Ore
Reserve respectively. Combined production for the Americas was 710koz in
2019, equivalent to 22% of group production
1
.
The Americas region incorporates two mining jurisdictions, Brazil and
Argentina and greenfields projects in Colombia. AngloGold Ashanti has three operations in the Americas, the Cerro Vanguardia Mine in Argentina
(AngloGold Ashanti 92.5% and Formicruz 7.5%), AngloGold Ashanti Córrego do Sítio Mineração operations (referred to as AGA Mineração) which includes the Cuiabá, Lamego and CdS Mines, and Serra Grande, both in
Brazil, and greenfields projects in Colombia.
The projects in Colombia form a significant contribution to AngloGold
Ashanti’s Mineral Resource with the three projects, La Colosa, Quebradona and Gramalote (AngloGold Ashanti 51% and B2Gold 49%) contributing
38.5Moz.
Gramalote declared a maiden Ore Reserve in 2017 and Quebradona declared a maiden Ore Reserve in 2018. Quebradona and Gramalote contribute 4.3Moz to AngloGold Ashanti’s gold Ore Reserve and
Quebradona has a copper Ore Reserve of 3,068Mlb. Both Quebradona and
Gramalote are at various stages of FS. Quebradona is a copper mine with gold and silver as by-products.
1
Group including South African Operations
Quebradona
AGA
Mineração
Cerro
Vanguardia
Gramalote
Serra
Grande
La
Colosa
0
5
10
15
20
25
30
2.9
2.8
3.1
3.1
3.8
3.2
5.7
7.1
13.6
10.5
28.3
28.3
2018
2019
Moz
Americas Mineral Resource (Gold)
per operation/project
Gramalote
Quebradona
Serra
Grande
Cerro
Vanguardia
AGA
Mineração
0.0
0.5
1.0
1.5
2.0
2.5
3.0
0.4
0.4
1.1
0.8
1.8
1.8
1.7
1.8
2.2
2.5
2018
2019
Moz
Americas Ore Reserve (Gold)
per operation/project
GOLD
Inclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Americas
Measured
83.91
1.58
132.97
4.28
Indicated
1,170.40
0.92
1,073.30
34.51
Inferred
677.38
0.75
504.74
16.23
Total
1,931.69
0.89
1,711.01
55.01
Exclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Americas
Measured
74.29
1.38
102.49
3.30
Indicated
971.71
0.86
831.96
26.75
Inferred
675.56
0.74
500.64
16.10
Total
1,721.56
0.83
1,435.09
46.14
Ore Reserve
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Americas
Proved
8.27
2.36
19.49
0.63
Probable
194.87
1.05
205.22
6.60
Total
203.15
1.11
224.72
7.22

SOUTH AFRICA
AMERICAS
AUSTRALIA
ADMINISTRATIVE INFORMATION

REGIONAL OVERVIEW    C O N T I N U E D
Americas
COPPER
Inclusive Mineral Resource
Tonnes
Grade
Contained copper
as at 31 December 2019
Category
million
%Cu
tonnes million pounds million
Americas Measured 57.90 1.10 0.64 1,406
Indicated 203.77 0.89 1.81 3,981
Inferred 340.43 0.57 1.95 4,290
Total 602.10 0.73 4.39 9,677
Exclusive Mineral Resource
Tonnes
Grade
Contained copper
as at 31 December 2019
Category
million
%Cu
tonnes million pounds million
Americas Measured 57.90 1.10 0.64 1,406
Indicated 92.53 0.45 0.41 913
Inferred 340.43 0.57 1.95 4,290
Total 490.86 0.61 3.00 6,609
Ore Reserve
Tonnes
Grade
Contained copper
as at 31 December 2019
Category
million
%Cu
tonnes million pounds million
Americas Proved – – – –
Probable 111.24 1.25 1.39 3,068
Total 111.24 1.25 1.39 3,068
Quebradona
5,000
6,000
7,000
8,000
9,000
10,000
7,954
9,677
2018
2019
Mlb
Americas Mineral Resource (Copper)
per project
Quebradona
2,500
2,700
2,900
3,100
3,300
2,769
3,068
2018
2019
Mlb
Americas Ore Reserve (Copper)
per project
Quebradona

2019
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CONTINENTAL AFRICA
INTRODUCTION

AGA Mineração – Cuiabá

SOUTH AFRICA
AMERICAS
AUSTRALIA
ADMINISTRATIVE INFORMATION

ARGENTINA
Americas
1,000km
0
Cordoba
ARGENTINA
Santa Fe
Buenos Aires
Bahia Blanca
San Julian
Rio Gallegos
1
LEGEND
1
Cerro Vanguardia (92.5%)
(1)
C
erro Vanguardia, in which we
have a 92.5% stake, is our sole
operation in Argentina. Fomicruz,
a state company, owns the remaining
7.5%. Located to the northwest of
Puerto San Julian, in the province
of Santa Cruz, Cerro Vanguardia
operates multiple small open pits with
high stripping ratios and multiple
narrow-vein underground mines. The
metallurgical plant, which includes a
cyanide recovery facility, has a daily
capacity of 3,000t. Cerro Vanguardia
has been in operation for
more than 20 years.
Silver is produced as a by-product.
The sale process at Cerro Vanguardia is at an
advanced stage.
Attributable production from Argentina totalled
225koz of gold in 2019, or 32% of the region’s
production.
As at December 2019, the Mineral Resource
(inclusive of Ore Reserve) for Argentina was
2.8Moz (2018: 2.9Moz) and the Ore Reserve
was 0.8Moz (2018: 1.1Moz).
Exclusive Mineral Resource
Ore Reserve
Inclusive Mineral Resource
0.6Moz
(20%)
Measured
1.8Moz
(63%)
Indicated
0.5Moz
(17%)
Inferred
0.4Moz
(19%)
Measured
1.2Moz
(57%)
Indicated
0.5Moz
(24%)
Inferred
0.2Moz
(23%)
Proved
0.6Moz
(77%)
Probable
(1)
Sale at an advanced stage

2019
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CONTINENTAL AFRICA
INTRODUCTION

Preparation for blasting at Cerro Vanguardia open pit

SOUTH AFRICA
AMERICAS
AUSTRALIA
ADMINISTRATIVE INFORMATION

CERRO VANGUARDIA
Americas
Introduction
Property description
Cerro Vanguardia is a gold-silver mine with multiple open pit and underground mines located within the property but mined simultaneously. AngloGold Ashanti has a 92.5% stake in Cerro Vanguardia, the company’s sole operation in Argentina, with Fomicruz, a state company operating in the province of Santa Cruz, owning the remaining 7.5%. The climate is semi-arid and although snow does occur, winter is mild and exploration activities are normally possible all year round.
Location
Cerro Vanguardia is located in Santa Cruz province, southern Patagonia, Argentina, approximately
110km north-northwest of the coastal town of Puerto San Julian. Access to the area is by aircraft from Buenos Aires to Comodoro Rivadavia (380km) or Rio Gallegos (510km) and then by road to the mine site.
History
Gold exploration at the site was started in late 1980s by the state owned Fomicruz and Minera
Mincorp (JV between Anglo American Argentina Holdings Limited and a local private company
Perez Companc). Cerro Vanguardia commenced as an open pit operation in 1998 and this was supplemented in 2010 with the start of shallow underground mining to access high-grade material.
To complement the already existing gold plant, a heap-leaching operation was started in 2012. The mine has been operated by AngloGold Ashanti since 1998.
Legal aspects and tenure
The mining lease encompasses an area of approximately 543km
2
. The licence 402642/CV/97 covers the
full Ore Reserve and was issued on 27 December 1996 and expires on 26 December 2036.
Mining method
Cerro Vanguardia uses both underground and open pit mining. Open pit is conventional open pit mining with a doubled bench height of 20m while in the underground, longhole stoping is the mining method. Open pit mining is distributed between multiple operating pits, typically 5 to 10 at any one time, depending on the plant feed requirements. Currently, there are four underground mines that are operated at the same time, located on the Osvaldo 8, Cuncuna, Serena and Zorro veins. Three more are in development (Liliana, Osvaldo 7 and Loma del Muerto CB6). Underground mining represents around 40% of total production, a percentage that will increase in the coming years.
Lower grade material is stockpiled and processed on the heap leach.
Operational infrastructure
Most of the infrastructure is located on-site. It includes a camp site with capacity for more than 1,000 people, a Merrill Crowe plant, heap-leaching facilities, cyanide recycling plant, mine laboratory, maintenance facilities, warehouses and sewage processing plant. Four natural gas power generators, fed by a 40km long pipeline, provide electricity to the operation. Natural gas is also used for heating. Mine office facilities are located in the main mining area.
Dewatering supplies water for use both as processing water and camp consumption. Due to the particular features of the mine, and in order to optimise hauling, all pits have local, single or multiple, waste dumps. The tailings dam is located in, and is contained by a natural depression.
Mineral processing
Waste dumps and heap-leach stockpiles are located adjacent to each pit. Plant grade ore feed is trucked to either to the long-range or the short-range stockpiles in order to smooth out the head grades and avoid recovery losses due to higher than planned silver grades.
The metallurgical plant has a daily capacity of 3,400t and includes a cyanide recovery facility.
Production capacity of the heap-leach facility, which was commissioned in Q4 2012 and processes lower-grade material, is around 1.6Mtpa at gold and silver grades of around 0.65g/t and 17g/t respectively.
Risks
The Mineral Resource and Ore Reserve is sensitive to gold and silver prices as well as to local exchange rate ﬂuctuations.
The low grades from the open pits and difficult hydrogeological and geotechnical conditions for underground are ongoing risks that are managed on a day-to-day basis.

2019
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Map showing Cerro Vanguardia Mine infrastructure, with the total mining lease area insert shown in the bottom left corner
0
1.5
3km
Plant centroid co-ordinates
68°15’46”W, 48°23’08”S
X
W
X
W
X
W
X
W
X
W
X
W
X
W
X
W
Vanguardia 3 CB11
Luciana 1 CB4
Atila 2 CB6
Lucy CB1
Rocío CB1
Osvaldo Diez
CB7 Norte
Serena Sur CB1
Loma del Muerto CB8
Luciana 1 CB3
Daniela CB2
Osvaldo Diez
CB12
X
W
X
W
X
W
X
W
X
W
X
W
X
W
X
W
X
W
X
W
X
W
X
W
X
W
to Comodoro Rivadavia /
Serena portal
Concepción CB1
Zorro portal
Osvaldo Diez CB8
portal
Mangas CB8
Belén
Liliana Sur
portal
Liliana Norte
portal
Rio Gallegos
Cuncuna portal
Lucy CB2
Potrero CB1
0
10
5
Km
Luciana 3 CB2
portal
Laguna del Mineral
CB1
El Lazo CB1
Osvaldo Diez
CB7N portal
Licences
Mining
Exploration
Mine infrastructure
Pits
Plant
ROM pad
Stockpiles
Leach pad
TSF
Waste dumps
Underground access
Roads
Main
Secondary
Airfield
Insert
Total mining lease area
Map zoomed in area
Insert: Total mining lease area

SOUTH AFRICA
AMERICAS
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ADMINISTRATIVE INFORMATION

CERRO VANGUARDIA   C O N T I N U E D
Americas
Geology
The Cerro Vanguardia district is located within the southern
Deseado Massif in the Santa Cruz province of Patagonia,
Argentina. The Deseado Massif is an extensive rhyolite province of Middle to Upper Jurassic age. The most important geological feature in the Deseado Massif is an extended plateau formed by pyroclastic, epiclastic and extrusive rocks which were part of a strong explosive volcanic event associated with regional extensional tectonics developed during the Middle Upper Jurassic and related to the opening of the Atlantic Ocean. The rocks representing this magmatism are termed the Bajo Pobre Formation and Bahia Laura
Group. The Bajo Pobre Formation comprises andesites, basalts and mafic volcanic agglomerates. The Bahia Laura Group includes both the Chon Aike Formation (ignimbrites, tuffs, volcanic breccias, agglomerates, lavas and domes) and the La Matilde Formation
(tuffs and epiclastic volcanics interlayered with ignimbrites).
Deposit type
The Middle-Upper Jurassic ignimbrites and volcanic rocks from
Chon Aike Formation host the low-sulphidation epithermal gold and silver deposits. The thickness of the ignimbrite sequence is estimated to have exceeded 1,000m but some lateral variations have been identified across the district. Epithermal gold-silver bearing structures cut across all Jurassic rocks in the stratigraphy.
The two main ignimbrite units, the Masiva-Lajosa and Granosa, host the majority of the mineralised veins.
The Masiva-Lajosa ignimbrite occurs at the top of the sequence while the Granosa ignimbrite occurs towards the bottom. These two ignimbrites are separated by two thinner, polymictic ignimbrite units (Brechosa and Brechosa Base) and a sequence of stratified crystal to ash-rich tuffs (Estratificada unit). The base of the sequence is a mixed unit of stratified ignimbrite intercalated with fine-grained tuffs (Estratificada Inferior ignimbrite).
Mineralisation style
Cerro Vanguardia is located in the core of the 60,000km
2
Deseado
Massif, one of the most extensive volcanic complexes in southern
Patagonia. The Deseado Massif is an extensive rhyolite province of Middle to Upper Jurassic age deposited over Paleozoic low-
grade metamorphic basement rocks. These rocks are exposed in erosional windows through overlying Cretaceous sediments and
Tertiary to Quaternary basalts. The orebodies comprise a series of low-sulphidation epithermal vein deposits containing gold and large quantities of silver which is produced as a by-product.
Mineralisation characteristics
The mineralisation is concentrated in steeply-dipping quartz veins that cut the ﬂat-lying ignimbrites and volcanoclastic rocks. The
Cerro Vanguardia district contains around 100 gold and silver-
bearing epithermal veins for a cumulative exposed vein strike extension of more than 240km, of which 57 veins are currently known to contain economic gold and silver mineralisation.
The veins at Cerro Vanguardia consist mainly of quartz and adularia and contain minor electrum, native gold, silver sulphides and native silver as fine-grained disseminations. Vein textures are mainly characterised by colloform-crustiform banding, pseudomorphic quartz-lattice textures, massive-to-vuggy quartz veins and vein breccias.
40
Ar/
39
Ar dating on adularia from the Osvaldo Diez vein
yielded ages of around 153Ma while the age of the thick sequence of ignimbrites hosting the veins has been dated between 166Ma and 150Ma.
W-E Geological cross-section of the Atila vein at Cerro Vanguardia, elevation in metres AMSL
Legend
Masiva Lajosa ignimbrite
Vein
Granosa ignimbrite
Drill hole trace
Brechosa ignimbrite
Estratificada sup. ignimbrite

2019
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CONTINENTAL AFRICA
INTRODUCTION

Exploration
Exploration in 2019 was focused on mapping, surface sampling and geophysics, with no drilling completed. The less explored portion of the northern Cerro Vanguardia district was reviewed.
Reconnaissance activities covered an area of 95km² and 216
chip samples were collected for geochemical analyses, with the information being used to update and improve the 1:5,000 scale geological map. An extensive channel sampling programme was
designed to develop new targets within the district. More than
13km of trenches were excavated and 5.2km of new channels
were cut. Ground magnetic surveys, carried out between the end of May and early September, covered 53km² of ground in areas such as Laguna del Mineral in the south, Colo and Trinidad in the west, and the northern extension of El Trío vein in the north. These surveys added substantial geophysical data to help develop new targets for drill-testing.
Projects
A new three-year drilling project is being initiated in order to test the remaining potential of the district, considering extensions of known veins, new exploration areas and geophysical targets. The first stage of this programme is scheduled to start early in 2020.
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other
Measured 6 x 10, 12 x 5 – –
Indicated 40 x 40 – –
Inferred 80 x 80 – –
Grade/ore control 6 x 10, 12 x 5 – –
Inclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Vein (open pit) Measured 2.14 4.74 10.13 0.33
Indicated 7.72 4.71 36.38 1.17
Inferred 2.37 3.48 8.25 0.27
Total 12.23 4.48 54.76 1.76
In situ heap leach stockwork material
Measured 2.89 0.59 1.71 0.05
Indicated 10.67 0.50 5.32 0.17
Inferred 2.75 0.50 1.37 0.04
Total 16.31 0.51 8.40 0.27
Heap leach stockpiles Measured 2.71 0.51 1.39 0.04
Indicated – – – –
Inferred – – – –
Total 2.71 0.51 1.39 0.04
Vein (underground) Measured 0.50 8.86 4.40 0.14
Indicated 1.81 7.21 13.02 0.42
Inferred 0.59 9.11 5.38 0.17
Total 2.89 7.88 22.79 0.73
Cerro Vanguardia
Total 34.13 2.56 87.34 2.81
Inclusive Mineral Resource by-product: silver
Tonnes
Grade
Contained silver
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Cerro Vanguardia Measured 8.23 54.25 447 14.36
Indicated 20.19 66.44 1,342 43.13
Inferred 5.71 100.26 572 18.40
Total 34.13 69.15 2,360 75.89

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AMERICAS
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ADMINISTRATIVE INFORMATION

CERRO VANGUARDIA   C O N T I N U E D
Americas
Estimation
The mineralisation boundaries for each geological entity (veins, stockwork and wall rock) are defined from detailed logging of all geological drill holes. This data is validated and the information used to create a 3D model with cell block sizes of 5 x 25 x 5m.
Volumetric measurements of the deposit are then determined using relevant block dimensions. Ordinary kriging is used to perform grade interpolation and field tests are conducted to determine appropriate in situ densities.
Conditional simulations are performed in the main deposits for uncertainty assessment and the Mineral Resource is then classified into Measured, Indicated and Inferred Mineral Resource categories according to the internal AngloGold Ashanti guidelines. For the veins where simulations are not done, drill density is used to classify the Mineral Resource.
Exclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Cerro Vanguardia Measured 3.80 3.17 12.05 0.39
Indicated 12.80 2.86 36.65 1.18
Inferred 4.81 2.91 14.01 0.45
Total 21.41 2.93 62.72 2.02
The open pit exclusive Mineral Resource is primarily located between the pit design and the Mineral Resource shell and exists due to the difference in the economic parameters that have been used.
Where the grades of gold and silver are above the Mineral Resource cut-off but below the Ore Reserve cut-off, significant zones of exclusive
Mineral Resource will be generated. Very deep Mineral Resource will not be converted in the near term to Ore Reserve and is therefore listed as exclusive Mineral Resource.
Cerro Vanguardia
Surface (metric)
Cut-off grade (g/t)
0
2
4
6
8
10
1
3
5
7
9
14
12
10
8
6
4
2
0
18
16
14
12
10
8
6
4
2
Tonnes above cut-off
Average grade above cut-off
Cerro Vanguardia
Underground (metric)
Cut-off grade (g/t)
0
2
4
6
8
10
1
3
5
7
9
3
2
1
0
19
17
15
13
11
9
7
Tonnes above cut-off
Average grade above cut-off
The grade tonnage curves do not include stockpiles.
Grade tonnage curves

2019
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CONTINENTAL AFRICA
INTRODUCTION

Mineral Resource below infrastructure
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Cerro Vanguardia (Moz) Measured – – – –
Indicated 0.23 7.21 1.65 0.05
Inferred 0.59 9.11 5.38 0.17
Total 0.82 8.58 7.02 0.23
All the Inferred Mineral Resource that has no ramp designed as yet is considered to be below infrastructure.
Year-on-year changes in Mineral Resource
2.3
2.4
2.5
2.6
2.7
2.8
2.9
3.0
0.00
0.00
2018
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2019
Cerro Vanguardia
Total (Moz)
0.00
(0.08)
(0.05)
(0.21)
0.00
0.29
2.86
0.00
2.81
Year-on-year changes are due to depletion and methodology, offset by positive changes due to cost reductions.
Inclusive Mineral Resource sensitivity
1,200
1,400
1,600
20
15
10
5
0
-5
-10
-15
Cerro Vanguardia
Percentage change (Moz)
Mineral Resource price ($/oz)
Tonnes                                Ounces
Grade
The Mineral Resource is sensitive to changes in gold
price. Significant amounts of low-grade material are
present in the deposit which is reﬂected in the large
tonnage increase and grade decrease at elevated
gold prices. There is a 7.5% upside in ounces at a
higher Mineral Resource price and 7% downside in
ounces at a lower Mineral Resource price.

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CERRO VANGUARDIA    C O N T I N U E D
Americas
Ore Reserve
Ore Reserve
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Vein (open pit) Proved 0.77 3.38 2.61 0.08
Probable 2.36 3.90 9.20 0.30
Total 3.13 3.77 11.81 0.38
In situ heap leach stockwork material
Proved 0.80 0.36 0.29 0.01
Probable 3.85 0.33 1.26 0.04
Total 4.64 0.33 1.55 0.05
Heap leach stockpiles Proved 2.71 0.51 1.39 0.04
Probable – – – –
Total 2.71 0.51 1.39 0.04
Vein (underground) Proved 0.20 6.59 1.31 0.04
Probable 1.48 5.31 7.84 0.25
Total 1.68 5.46 9.15 0.29
Cerro Vanguardia
Total 12.16 1.97 23.89 0.77
Ore Reserve by-product: silver
Tonnes
Grade
Contained silver
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Cerro Vanguardia Proved 4.47 26.60 119 3.83
Probable 7.68 60.45 464 14.93
Total 12.16 47.99 583 18.76
Estimation
The appropriate Mineral Resource models are used as the basis for estimating the Ore Reserve. All relevant modifying factors such as mining dilution and costs are used in the Ore Reserve conversion process. This is based on the original block grades and tonnage, and includes waste material (both internal and external).
Appropriate Ore Reserve cut-off grades are applied and all blocks above this cut-off are reported.
It is important to emphasise the importance of silver during the optimisation of the pits, since silver is a significant by-product at
Cerro Vanguardia. The ratio of silver to gold commonly ranges from
20g/t to 30g/t of silver per 1g/t of gold.
Ore Reserve depletion includes material that comes from
operational dilution, which constitutes an additional low grade tonnage that is mined as part of the ongoing operation. Mineral
Resource is estimated in situ and thus does not include this dilution.
Ore Reserve modifying factors
as at 31 December 2019
Gold
price
US$/oz
Exchange
rate
US$/ARS
Cut-off
grade
g/t Au
Dilution
%
MRF
% (based
on tonnes)
MRF
% (based
on g/t)
MCF
%
MetRF
%
Vein (open pit) 1,100 51.89 3.77 35.0 97.0 96.0 95.0 95.8
In situ heap leach stockwork material
1,100 51.89 0.33 35.0 97.0 96.0 95.0 65.8
Heap leach stockpiles 1,100 51.89 0.51 – – – – 65.8
Vein (underground) 1,100 51.89 5.46 45.0 97.0 96.0 95.0 95.8

2019
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Inferred Mineral Resource in business plan
as at 31 December 2019
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Vein (open pit) 0.48 1.80 0.86 0.03
In situ heap leach stockwork material
0.45 0.27 0.12 0.00
Vein (underground) 0.51 4.36 2.23 0.07
Total 1.44 2.23 3.22 0.10
The Inferred Mineral Resource is normally located in the deeper parts of the orebody, such as the bottom of the open pits and deeper portions of the underground Mineral Resource. The Inferred Mineral Resource is used in the business plan in order to delineate the final designs of the open pits, improving efficiency in Mineral Resource utilisation. In the current business plan, around 15% of the open pits and
20% of the underground designs contain Inferred Mineral Resource. The Inferred Mineral Resource is excluded for Ore Reserve reporting.
Year-on-year changes in Ore Reserve
2018
Depletion
Exploration
Methodology
Price
Cost
Metallurgical
Other
Revenue factor
Acquisition/
disposal
2019
AGA Mineração – Cerro Vanguardia
Total (Moz)
Geotechnical
0.5
0.6
0.7
0.8
0.9
1.0
1.1
1.2
(0.21)
(0.07)
0.00
0.00
0.06
1.07
(0.05)
0.00
0.00
(0.04)
0.00
0.77
1,000
1,100
1,200
25
20
15
10
5
0
-5
-10
-15
-20
Cerro Vanguardia
Percentage change
Ore Reserve price ($/oz)
Tonnes                               Ounces
Grade
Competent Persons
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource Juan Paredes MAusIMM 227 738 23 years PhD (Geology)
Ore Reserve Martin Cesca MAusIMM 333 864 6 years BEng (Mining Engineering)
Year-on-year changes were due to depletion, exploration and geotechnical offset by updated economic parameters.
Ore Reserve sensitivity
The Ore Reserve at Cerro Vanguardia is very
sensitive to a change in gold price. There is a 14%
upside in ounces at a higher Ore Reserve price
and 13% downside in ounces at a lower Ore
Reserve price.

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BRAZIL
Recife
Salvador
Belo Horizonte
Crixás
Manaus
Belém
Rio de Janeiro
São Paulo
Brasília
1
2
BRAZIL
Americas
1,000km
0
LEGEND
1
Serra Grande
2
AGA Mineração
O
ur operations in Brazil comprise
AngloGold Ashanti Córrego do
Sítio Mineração (AGA Mineração)
in the Quadrilatero Ferrifero, Minas
Gerais state and Mineracao Serra
Grande in Goias state. AGA Mineracao
consists of several operations, namely
Cuiaba, Lamego, and CdS.
Ore from the Cuiabá and Lamego
underground mines is processed at the
Cuiabá Gold Plant. The concentrate produced
is transported by aerial ropeway to the
Queiroz Plant for processing and refining.
The Queiroz hydrometallurgical plant also
produces sulphuric acid as a by-product.
Córrego do Sítio consists of one open-pit
mine and one underground mine. The oxide
ore mined is treated by heap leach and a
pressure leaching plant treats sulphide ore.
The distance from the main underground mine
(Mina I) to the metallurgical plant is around
15km.
Serra Grande comprises three mechanised
underground mines, Mina III, Mina Nova and
Mina Palmeiras, and an open pit as well as a
dedicated metallurgical plant.
Attributable production from Brazil totalled
485koz of gold in 2019, or 68% of the
region’s production.
As at December 2019, the Mineral Resource
(inclusive of Ore Reserve) for Brazil was
13.7Moz (2018: 17.5Moz) and the Ore
Reserve was 2.2Moz (2018: 2.1Moz).
Exclusive Mineral Resource
Ore Reserve
Inclusive Mineral Resource
2.6Moz
(19%)
Measured
4.3Moz
(32%)
Indicated
6.7Moz
(49%)
Inferred
1.8Moz
(19%)
Measured
1.4Moz
(14%)
Indicated
6.6Moz
(67%)
Inferred
0.5Moz
(21%)
Proved
1.7Moz
(79%)
Probable

2019
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CONTINENTAL AFRICA
INTRODUCTION

View of the plant at Serra Grande

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ADMINISTRATIVE INFORMATION

AGA MINERAÇÃO
Americas
Introduction
Property description
AGA Mineração encompasses mining operations at Cuiabá, Lamego and CdS. The Nova Lima Sul project is currently in care and maintenance pending a decision around its future.
Location
The AGA Mineração mining complex is located in south-eastern Brazil in the state of Minas Gerais.
Operations are 30km from the capital of the state (Belo Horizonte) in the case of Cuiabá and Lamego, and approximately 100km in the case of CdS, in the municipalities of Nova Lima, Sabará and Santa
Bárbara respectively.
Legal aspects and tenure
Under the current Brazilian mining code and pertinent complementary legislation, mining concessions and mining “manifests” are valid up to the depletion of the Ore Reserve and Mineral Resource, provided that all obligations and the required periodic reporting to the federal government are met.
Sabará
Nova Lima
Belo Horizonte
Caeté
Barão de
Cocais
Rio
Acima
Santa Bárbara
Gandarela
Descoberto
1
2
3
6
4
5
20km
0
LEGEND
AGA Mineração Cuiabá complex
1
Cuiabá
2
Lamego
3
Queiroz plant refinery
Córrego do Sítio complex
4
CdS I
5
CdS II
Nova Lima Sul
6 Raposos
Project
Operation

2019
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CONTINENTAL AFRICA
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Mineral Resource
Inclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
AGA Mineração Measured 10.98 5.21 57.20 1.84
Indicated 21.20 4.98 105.61 3.40
Inferred 35.18 4.61 162.36 5.22
Total 67.37 4.83 325.18 10.45
The inclusive Mineral Resource is made up (by ounces) of 33% CdS, 50% Cuiabá, 11% Lamego and 6% Nova Lima Sul.
Inclusive Mineral Resource by-product: sulphur
Tonnes
Grade
Contained sulphur
as at 31 December 2019
Category
million
%S
tonnes million pounds million
AGA Mineração Measured 7.34 5.1 0.38 827
Indicated 12.26 5.1 0.63 1,379
Inferred 14.46 4.5 0.65 1,427
Total 34.06 4.8 1.65 3,632
Sulphur is a by-product of the Cuiabá and Lamego mining operations (71% Cuiabá and 29% from Lamego by ounces).
Exclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
AGA Mineração Measured 7.63 4.94 37.69 1.21
Indicated 8.46 3.23 27.35 0.88
Inferred 34.93 4.62 161.55 5.19
Total 51.02 4.44 226.59 7.28
The exclusive Mineral Resource is made up (by ounces) of 41% CdS, 39% Cuiabá, 12% Lamego and 8% Nova Lima Sul.
Mineral Resource below infrastructure
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
AGA Mineração Measured 0.45 4.19 1.87 0.06
Indicated 11.92 5.99 71.35 2.29
Inferred 29.28 4.96 145.14 4.67
Total 41.64 5.24 218.36 7.02
The Mineral Resource below infrastructure is made up (by ounces) of 35% CdS, 50% Cuiabá, 7% Lamego and 8% from Nova Lima Sul.

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AGA MINERAÇÃO    C O N T I N U E D
Americas
Ore Reserve by-product: sulphur
Tonnes
Grade
Contained sulphur
as at 31 December 2019
Category
million
%S
tonnes million pounds million
AGA Mineração Proved 1.55 5.0 0.08 172
Probable 6.89 4.6 0.31 694
Total 8.44 4.7 0.39 866
Sulphur is a by-product of the Cuiabá and Lamego mining operations (89% Cuiabá and 11% Lamego by ounces).
Ore Reserve below infrastructure
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
AGA Mineração Proved 0.33 2.47 0.81 0.03
Probable 5.42 5.10 27.68 0.89
Total 5.75 4.96 28.49 0.92
The Ore Reserve below infrastructure is made up (by ounces) of 18% CdS, 70% Cuiabá and 12% Lamego.
Ore Reserve
Ore Reserve
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
AGA Mineração Proved 2.25 4.23 9.50 0.31
Probable 9.69 4.68 45.33 1.46
Total 11.94 4.59 54.84 1.76
The Ore Reserve is made up (by ounces) of 17% CdS, 74% Cuiabá and 9% Lamego.
8
9
10
11
12
13
14
15
0.00
(0.19)
2018
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2019
AGA Mineração
Total (Moz)
0.00
(3.37)
0.00
(0.41)
0.43
0.36
13.63
0.00
10.45
At Cuiabá, Lamego and CdS, the decrease is predominantly due to the application of a mining constraint on the underground Mineral
Resource in order to better meet the requirement for eventual economic extraction. This requirement was also met by removal of historic crown pillars. Further reductions resulted from depletion. While at CdS, the open pit Mineral Resource grade and tonnage reduced due to model changes. Additions resulted from reduced costs and exchange rates as well as exploration additions.
Year-on-year changes in Mineral Resource

2019
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CONTINENTAL AFRICA
INTRODUCTION

2018
Depletion
Exploration
Methodology
Price
Cost
Metallurgical
Other
Revenue factor
Acquisition/
disposal
2019
AGA Mineração
Total (Moz)
Geotechnical
1.1
1.2
1.3
1.4
1.5
1.6
1.7
1.8
1.9
(0.41)
0.43
0.00
0.00
(0.01)
1.70
(0.02)
(0.00)
(0.11)
0.19
0.00
1.76
At all three mines, depletion was offset by exploration (Mineral Resource conversion drilling). At Cuiabá increases resulted from mine design updates while general and administration costs impacted negatively. At Lamego cost and geotechnical changes caused minor change.
At CdS a change in revenue factor (based on incremental NPV) negatively impacted on Ore Reserve.
Entrance to the AGA Mineração Cuiabá underground mine
Year-on-year changes in Ore Reserve

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AGA MINERAÇÃO – CÓRREGO DO SÍTIO
Americas
Introduction
Property description
CdS is wholly owned by AngloGold Ashanti Corrego do Sítio Mineração (AGACSM). It has been in operation since 1989 and consists of open pit and underground mines.
Location
The CdS complex is located in the municipalities of Santa Barbara and Barão de Cocais that are located 90km east of the city of Belo Horizonte in Minas Gerais State, in the southeast of Brazil. These operations are included in an important mining district referred to as the Quadrilatero Ferrifero (Iron
Quadrangle) the second biggest Brazilian area for the production of iron, gold and manganese.
History
Gold has been intermittently mined in the Santa Barbara and Barão de Cocais region since the 19 th
Century. Modern exploration was undertaken across the CdS area in the 1980s by Morro Velho and São
Bento Mineração.
An AGA FS for the oxide Ore Reserve, to be mined by open pit and treated in a heap leach plant, was approved in 1987. The CdS open pit operations started in the 1990s, with the first phase of production between 1990 and 1998.
In 2002 development of underground exploration drifts began at CdS I and in 2007 the São Bento
Mine was acquired from Eldorado Gold Corporation. A FS for the sulphide Ore Reserve, to be mined underground and treated in a sulphide plant, was concluded in 2010. Implementation followed and the ramp-up was concluded in 2012. In 2011, there were major renovations to the structure of the São Bento metallurgical plant that were completed in 2012. In 2013, the crushing circuit was improved to optimise the throughput.
Legal aspects and tenure
CdS is covered by four Brazilian National Mining Agency (ANM) concessions, namely 930.556/2000;
930.181/2008; 830.129/1982 and 833.472/2003, held by AGACSM, covering a total of 5,461.07ha.
All concessions are currently active, in good legal and operational standing, and free of liabilities and/or major obligations.
According to Brazilian mining law, the expiry of claims, licenses, and other tenure rights coincide with the depletion of Ore Reserve, cessation of mining operations and legally required post-operational activities
(such as mine closure), provided all annual reports have been approved by the ANM. A new Brazilian mining code is currently under discussion. However, it is not anticipated to change the company’s rights, which are already established.
Mining method
The underground mining method for CdS is sub-level stoping. Each panel consists of three levels with secondary development drives approximately 300m along strike in the northeast/southwest direction and cross-cuts of 300m in a southwest direction. The stopes are 15m high and use a top-down mining sequence. Geotechnical parameters require that sill pillars are 4 to 6m high, and rib pillars 4m wide.
Stope drilling is drilled upwards using a fan design. The load and haul operations are performed by 8t front-end loaders and 30t articulated trucks, at an approximate rate of 1,500tpd.
The open pit operation uses conventional bench mining, with 8m individual benches and 3.2m berms.
Operational infrastructure
CdS infrastructure consists of two treatment plants, namely, the sulphide plant at CdS II used to process underground material, and the heap leach plant at CdS I for oxide ore mined by open pit. The site has a tailings dam for the sulphide plant, a neutralised tailings deposit for the oxide material and numerous waste dumps for the open pit mines at CdS I.
Ancillary facilities comprise a water treatment facility, efﬂuent treatment facilities, equipment workshops, laboratory, warehouses, explosives and accessories magazines, fuel stations, electric substations as well as offices, medical clinic, cafeteria, dressing rooms, bathrooms, storerooms, garage, fuel stations, a centre of environmental studies, nursery and other facilities required to operate the mine.
Water is primarily sourced from recycling the underground mine water and supplementary water catchment wells. The power for the operations is supplied and purchased in the open market.
Good communication infrastructure is available in the area.

2019
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Mineral processing
There are two metallurgical plants in CdS: the heap-leach plant for oxide ore and the sulphide plant.
The sulphide process consists of crushing, grinding and gravity concentration, ﬂotation, thickening, pressure oxidation (POX autoclave), CIL extraction, elution, neutralisation, electro-winning and tailings disposal. The plant and POX circuit have a capacity of 600ktpa.
The heap leaching process consists of crushing, agglomeration, stacking, leaching, adsorption, elution and electro-winning.
Risks
The Inferred Mineral Resource and conceptual material projections within the mine plan are seen as a risk but there are drilling programmes in place to address this.
The major risk to the operation is the lack of Ore Reserve ﬂexibility. This risk is controlled and mitigated by integrated planning with the exploration team and monitoring of the execution of the plan.
An independent external Mineral Resource and Ore Reserve audit was undertaken in 2019 and found no fatal ﬂaws in process or output.
Geology
The CdS gold deposit is located in the eastern part of the Rio das
Velhas Archaean greenstone belt, in the Quadrilatero Ferrero region, on the southern margin of the São Francisco Craton in Brazil.
Deposit type
CdS is an orogenic gold deposit hosted in intensely deformed clastic, volcanoclastic, carbonaceous schists and metagraywackes in an approximately 30km northeast/southwest striking shear zone.
Hydrothermal alteration phases associated with the mineralisation are dominated by sericite and carbonate.
Mineralisation style
CdS is located in the eastern part of the lower to middle
greenschist facies of the Archaean Rio das Velhas greenstone belt. The CdS I, II and III gold deposits and associated targets are located in a gold trend that extends for approximately 14km in a northeasterly direction, from Grota Funda (CdS I) in the south to Jambeiro (CdS III) in the north and which developed in a compressional tectonic regime. Gold is associated with quartz and fine grained acicular arsenopyrite. The main gold targets and deposits are distributed over three trends, namely the CdS Trend, the Donana Trend and the Cristina Trend. At CdS I, the main
orebodies are Rosalino, Cachorro Bravo, Laranjeiras and Carvoaria,
which constitute the current production sources and most of the
Mineral Resource.
At CdS II, the main orebodies are São Bento, Pinta Bem (both BIF hosted) and Sangue de Boi (metapellite hosted). At CdS III where exploration has been limited, the Anomalia I orebodies are the best understood and have the highest potential.
Mineralisation characteristics
The CdS deposits consist of narrow northeast to southwest
elongated and folded lenses of mineralisation, parallel to the main regional deformational structure (S2), dipping 60° to 70°
to the southeast and plunging 20° to 30° to the northeast. The orebodies are consistently folded, boudinaged and locally disrupted by younger structures. CdS is an orogenic type deposit which is comprised of many hydrothermal lodes with quartz veins and low grade sulphide disseminated in the wall rocks. In general, the mineralisation consists of sericitic zones and quartz veinlets hosted in metapellite and BIF. The sedimentary sequence, and consequently the mineralised deposits, are cross-cut by a swarm of basic dykes of uncertain age, with a general orientation north-
northeast to south-southwest dipping to the southeast, with
thicknesses varying from 20cm to 20m.
The gold occurs as native gold in smoky quartz veins and as
microscopic or sub-microscopic inclusions in arsenopyrite (the main mineralisation style). It may also occasionally be associated with berthierite (FeSb
2
S
4
). Other typical sulphide minerals are
pyrrhotite, pyrite, stibnite, sphalerite and chalcopyrite.

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X
Y
X
Y
X
Y
X
Y
Onca
Cristina
Rosalino
Santa Barbara
Mine
Campo Grande
Brumal
Barão de Cocais
Santa Barbara
CdS III
CdS II
CdS I
Barra Feliz
to Catas Altas
to Itabira
São Bento
(non operational)
X
Y
X
Y
X
Y
X
Y
0
30
15
Km
CdSII
AGA MINERAÇÃO – CÓRREGO DO SÍTIO   C O N T I N U E D
Americas
Map showing the AGA Mineração – CdS Mine infrastructure and licences, with the total mining lease area insert shown in the top left corner
Insert: Total mining lease area
Plant (Cds I) centroid co-ordinates
43°31’11”W, 20°0’58”S
Licences
Mining
Mining application
Exploration
Exploration application
Mine infrastructure
Pits
Plant
Leach pad
TSF
Waste dumps
Underground access
Settlements
Towns
Villages
Roads
Main
Secondary
Insert
Total mining lease area
Map zoomed in area
0
5
10km
0
1
2
3km

2019
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INTRODUCTION

SE-NW Simplified view across the AGA Mineração Córrego do Sítio deposits (top) and the CDS I Main trend (bottom)
Exploration
During 2019, 77.5km were drilled along the CdS trends with the exploration focused on:
•
Mineral Resource addition and conversion in support of the
production plan for the open pit and underground mines
(mainly CdS I)
•
Assessing high grade targets
•
Evaluating the potential of near-mine and broader lease targets
Drilling at CdS was executed as part of the our operational
excellence plan. The intent was to decrease risk in the production plan by removing low confidence Mineral Resource within the
first five years of the plan as well as having 240m of depth below current mining proved up to Indicated Mineral Resource level of confidence. As a result of this strategy, there were large exploration programmes in 2019.
Principal surface drilling programmes and the results are related to:
•
Fast tracking oxide Mineral Resource opportunities at CdS I, particularly at the Rosalino and Cachorro Bravo targets, with the intention of adding ounces to the short- and medium-term plan
•
Detailing the down-plunge continuity of Mutuca orebody and
confirming its suitability for underground mining
•
Exploring the southern portion of Cachorro Bravo underground for sulphides, and unlocking Mineral Resource potential at the
Candeias-Cristina and Pneu Orebodies which is important for
added ﬂexibility at the CdS I underground operations
•
Confirm the continuity at São Bento northeast
Furthermore, underground drilling from the exploration development to test down-dip and down-plunge continuity of Carvoaria and
Laranjeiras orebodies required to support the underground
production plan for the next three years at CdS I. Results have confirmed mineralisation along structures thus improving model quality and spatial reliability. Mineral Resource addition from underground also occurred as a result of drilling secondary lenses.
0
500
1,000
1,500
Plunge +01
Azimuth 308
Drill holes (DD)
Underground mine development
Topography surface slice
Geological models
Legend
Rosalino
Cachorro
Bravo
Laranjeiras
CDS – Main Trend
Carvoaria
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other
Measured 25 x 25 – – –
Indicated 25 x 40, 30 x 25,
50 x 30, 50 x 50
– –
Inferred 40 x 100, 100 x 50,
100 x 100, 200 x 200
– –
Grade/ore control 3 x 3, 5 x 5 –

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AGA MINERAÇÃO – CÓRREGO DO SÍTIO   C O N T I N U E D
Americas
Inclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
CdS I (sulphide) Rosalino underground Measured – – – –
Indicated 1.65 3.48 5.72 0.18
Inferred 4.28 3.26 13.93 0.45
Total 5.92 3.32 19.65 0.63
CdS I (sulphide) Secondary underground Measured 0.00 2.58 0.01 0.00
Indicated 0.05 3.14 0.16 0.01
Inferred 1.12 3.38 3.78 0.12
Total 1.17 3.36 3.94 0.13
CdS I (sulphide) Cachorro Bravo underground Measured 1.04 3.24 3.37 0.11
Indicated 0.60 3.75 2.24 0.07
Inferred 0.49 3.67 1.80 0.06
Total 2.13 3.48 7.40 0.24
CdS I (sulphide) Laranjeiras underground Measured 1.14 3.33 3.81 0.12
Indicated 1.23 3.92 4.80 0.15
Inferred 0.98 4.40 4.32 0.14
Total 3.35 3.86 12.94 0.42
CdS I (sulphide) Carvoaria underground Measured 0.32 3.99 1.29 0.04
Indicated 0.68 4.93 3.34 0.11
Inferred 0.78 6.32 4.96 0.16
Total 1.79 5.37 9.59 0.31
CdS I (transitional) Rosalino underground Measured 0.00 1.46 0.00 0.00
Indicated 0.03 3.04 0.10 0.00
Inferred 0.08 2.86 0.22 0.01
Total 0.11 2.91 0.33 0.01
CdS I (sulphide) Rosalino open pit Measured – – – –
Indicated 0.19 2.79 0.52 0.02
Inferred 0.08 2.34 0.18 0.01
Total 0.26 2.66 0.70 0.02
CdS I (oxide) Rosalino open pit Measured 0.56 1.20 0.67 0.02
Indicated 1.24 1.06 1.31 0.04
Inferred 0.79 0.96 0.76 0.02
Total 2.60 1.06 2.75 0.09
CdS I (oxide) Secondary open pit Measured 0.07 2.46 0.17 0.01
Indicated 0.25 1.98 0.49 0.02
Inferred 0.26 2.01 0.53 0.02
Total 0.58 2.05 1.19 0.04
CdS I (transitional) Rosalino open pit Measured 0.14 1.25 0.18 0.01
Indicated 0.38 1.35 0.51 0.02
Inferred 0.36 1.12 0.40 0.01
Total 0.89 1.24 1.10 0.04
CdS I (transitional) Measured 0.00 3.36 0.00 0.00
Indicated 0.01 3.53 0.02 0.00
Inferred 0.03 2.28 0.06 0.00
Total 0.04 2.56 0.09 0.00

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
CdS II (sulphide) Sangue de Boi underground Measured 0.08 6.90 0.54 0.02
Indicated 0.37 6.67 2.44 0.08
Inferred 1.40 4.85 6.77 0.22
Total 1.84 5.30 9.75 0.31
CdS II (sulphide) São Bento Mine underground Measured 0.04 5.07 0.22 0.01
Indicated 0.69 4.73 3.26 0.10
Inferred 4.48 4.60 20.63 0.66
Total 5.22 4.62 24.12 0.78
CdS II (sulphide) Pinta Bem underground Measured – – – –
Indicated 0.03 2.74 0.08 0.00
Inferred 0.52 2.66 1.39 0.04
Total 0.55 2.67 1.47 0.05
CdS II (sulphide) Secondary underground Measured – – – –
Indicated – – – –
Inferred 1.66 3.87 6.43 0.21
Total 1.66 3.87 6.43 0.21
CdS II (oxide) Measured 0.05 1.13 0.05 0.00
Indicated 1.13 1.42 1.60 0.05
Inferred 0.83 1.97 1.63 0.05
Total 2.00 1.64 3.28 0.11
CdS II (transitional) Measured – – – –
Indicated 0.03 2.72 0.08 0.00
Inferred 0.33 2.98 0.98 0.03
Total 0.36 2.96 1.05 0.03
AGA Mineração – Córrego do Sítio Total 30.46 3.47 105.78 3.40
Inclusive Mineral Resource   continued
Estimation
Gold grades are estimated by ordinary kriging while density and sulphur may also be kriged if there is enough data. The data set consists of DD samples, RC drilling samples and channel samples where all information is used for both geological modelling and estimation. The estimation parameters are defined for each target and are based on variography as the main driver for the definition of the maximum estimation distances. Domaining is determined differently for each orebody and it is mainly based on structural features, dyke positioning, grade distribution and oxidation features. Classification is based on a combination of conditional simulation and grid sample spacing.
Underground truck at Córrego do Sítio

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AGA MINERAÇÃO – CÓRREGO DO SÍTIO   C O N T I N U E D
Americas
Exclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
AGA Mineração – Córrego do Sítio Measured 2.75 2.92 8.03 0.26
Indicated 5.73 2.89 16.57 0.53
Inferred 18.21 3.73 67.96 2.18
Total 26.70 3.47 92.56 2.98
The exclusive Mineral Resource is mainly in São Bento and Rosalino underground. Only 8% exclusive Mineral Resource is from open pit.
Mineral Resource below infrastructure
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
AGA Mineração – Córrego do Sítio Measured 0.35 4.41 1.55 0.05
Indicated 3.56 4.09 14.57 0.47
Inferred 14.77 4.05 59.87 1.92
Total 18.68 4.07 75.99 2.44
The Mineral Resource below infrastructure is the Mineral Resource that cannot be accessed from the primary access development, based on the expected position of the access at the end of 2019.
Year-on-year changes in Mineral Resource
2.5
3.0
3.5
4.0
4.5
5.0
0.00
(0.08)
2018
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2019
AGA Mineração – Córrego do Sítio
Total (Moz)
0.00
(1.70)
0.00
(0.13)
0.27
0.36
4.68
0.00
3.40
The Mineral Resource changed mainly due to the introduction of the underground constraining volumes applied by the use of MSO.
AGA Mineração – Córrego do Sítio
Underground (metric)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off
1
4
7
10
13
16
19
22
25
4
6
8
10
12
14
0
2
4
6
8
10
AGA Mineração – Córrego do Sítio
Surface (metric)
Cut-off grade (g/t)
0
2
4
6
8
10
0
2
4
6
8
10
12
14
16
18
2
4
6
8
10
12
Tonnes above cut-off
Average grade above cut-off
Grade tonnage curves

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

Inclusive Mineral Resource sensitivity
1,200
1,400
1,600
10
5
0
-5
-10
AGA Mineração – Córrego do Sítio
Percentage change
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade
The CdS Mineral Resource is sensitive to changes
in gold price as it is a low grade mine with thin
orebodies. There is a 3% upside in ounces at a
higher Mineral Resource price and 4% downside in
ounces at a lower Mineral Resource price.
Ore Reserve
Ore Reserve
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
CdS I (sulphide) Rosalino underground Proved – – – –
Probable 0.35 3.78 1.31 0.04
Total 0.35 3.78 1.31 0.04
CdS I (sulphide) Cachorro Bravo underground Proved 0.02 3.40 0.08 0.00
Probable 0.03 4.81 0.15 0.00
Total 0.05 4.21 0.23 0.01
CdS I (sulphide) Laranjeiras underground Proved 0.14 3.47 0.49 0.02
Probable 0.31 3.87 1.19 0.04
Total 0.45 3.74 1.69 0.05
CdS I (sulphide) Carvoaria underground Proved 0.08 4.55 0.37 0.01
Probable 0.36 3.53 1.27 0.04
Total 0.44 3.72 1.64 0.05
CdS I (sulphide) Rosalino open pit Proved 0.00 0.65 0.00 0.00
Probable 0.01 4.17 0.06 0.00
Total 0.01 4.15 0.06 0.00
CdS I (oxide) Rosalino open pit Proved 0.34 1.10 0.37 0.01
Probable 0.35 1.09 0.38 0.01
Total 0.69 1.09 0.76 0.02
CdS I (transitional) Rosalino open pit Proved 0.11 1.16 0.12 0.00
Probable 0.11 1.26 0.14 0.00
Total 0.22 1.21 0.27 0.01
CdS II (sulphide) Sangue de Boi underground Proved – – – –
Probable 0.35 5.07 1.75 0.06
Total 0.35 5.07 1.75 0.06
CdS II (sulphide) São Bento Mine underground Proved – – – –
Probable 0.13 3.57 0.48 0.02
Total 0.13 3.57 0.48 0.02
CdS II (oxide) Proved – – – –
Probable 0.80 1.10 0.88 0.03
Total 0.80 1.10 0.88 0.03
AGA Mineração – Córrego do Sítio
Total 3.50 2.59 9.06 0.29

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AGA MINERAÇÃO – CÓRREGO DO SÍTIO   C O N T I N U E D
Americas
Estimation
The estimation process considers price and exchange rate inputs from AngloGold Ashanti’s guidelines as well as cost studies based on current and future scenarios. Underground estimation uses MSO and open pit uses a scheduling tool to perform optimisation, applying modifying factors that were validated by peer review.
Ore Reserve modifying factors
as at 31 December 2019
Gold
price
BRL/oz
Cut-off
grade
g/t Au
Stoping
width
cm
Dilution
%
RMF
% (based
on tonnes
RMF
% (based
on g/t)
MRF
% (based
on tonnes)
MRF
% (based
on g/t)
MCF
%
MetRF
%
Open pit
CdS I (oxide) Rosalino 4,230 0.33 – – 100.0 100.0 100.0 100.0 100.0 78.0
CdS I (transitional) Rosalino 4,230 0.47 – – 100.0 100.0 100.0 100.0 100.0 53.0
CdS I (sulphide) Rosalino 4,230 1.20 – – 100.0 100.0 100.0 100.0 100.0 93.0
CdS II (oxide) 4,230 0.44 – – 100.0 100.0 100.0 100.0 100.0 75.0
Underground
CdS I (sulphide) Cachorro Bravo 4,230 3.20 264.4 25.0 100.0 100.0 90.0 100.0 90.4 93.4
CdS I (sulphide) Carvoaria 4,230 3.20 224.6 25.0 100.0 100.0 90.0 100.0 90.4 93.4
CdS I (sulphide) Laranjeiras 4,230 3.20 312.9 25.0 100.0 100.0 90.0 100.0 90.4 93.4
CdS I (sulphide) Rosalino 4,230 3.20 400.9 25.0 100.0 100.0 90.0 100,0 90.4 93.4
CdS II (sulphide) Sangue de Boi 4,230 3.20 233.4 25.0 100.0 100.0 90.0 100.0 90.4 93.4
CdS II (sulphide) São Bento Mine 4,230 3.20 337.2 25.0 100.0 100.0 90.0 100.0 90.4 93.4
The main modifying factors were reviewed based on historical performance and projected scenarios. Stope dilution increased from 20 to 25%
due to narrow orebodies, MCF slightly increased from 90 to 90.4% based on a new 12 month average. Metallurgical recovery was reviewed based on geometallurgy studies. For the open pit, a regularised model is used for Ore Reserve estimation, with sizes of 2.5 x 2.5 x 4m, compatible with mining equipment. It is therefore not necessary to consider additional dilution or mining recovery as these have already been included in the regularised block model.
Inferred Mineral Resource in business plan
as at 31 December 2019
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
CdS I (sulphide) Rosalino underground 0.18 3.09 0.56 0.02
CdS I (sulphide) Cachorro Bravo underground 0.07 3.38 0.23 0.01
CdS I (sulphide) Laranjeiras underground 0.32 3.77 1.21 0.04
CdS I (sulphide) Carvoaria underground 0.39 4.70 1.85 0.06
CdS I (sulphide) Rosalino open pit 0.00 2.59 0.00 0.00
CdS I (oxide) Rosalino open pit 0.11 1.46 0.17 0.01
CdS I (transitional) Rosalino open pit 0.02 1.94 0.03 0.00
CdS II (sulphide) Sangue de Boi underground 0.52 6.24 3.23 0.10
CdS II (sulphide) São Bento Mine underground 0.00 3.62 0.01 0.00
Total 1.62 4.51 7.29 0.23
The Inferred Mineral Resource is located in the mining panels in the lower areas of some sulphide deposits such as Rosalino, Cachorro
Bravo, Laranjeiras and Carvoaria underground mines in CdS I and the Sangue de Boi underground mine in CdS II. Rosolino open pit also contains some Inferred Mineral Resource in the business plan. In all cases, the Inferred Mineral Resource is removed for both the financial modelling and reporting of the Ore Reserve. An aggressive drilling strategy is being executed by CdS geology team aiming to increase confidence level in the first three years of the business plan.

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

2018
Depletion
Exploration
Methodology
Price
Cost
Metallurgical
Other
Revenue factor
Acquisition/
disposal
2019
AGA Mineração – Córrego do Sítio
Total (Moz)
Geotechnical
0.0
0.1
0.2
0.3
0.4
0.5
0.6
(0.11)
0.15
0.00
0.00
0.19
0.24
(0.01)
0.00
(0.11)
(0.05)
0.00
0.29
The new drilling strategy is already showing results as shown by the Ore Reserve increase. In addition, the updated exchange rate also caused an increase in the Ore Reserve, although at a lower cut-off grade.
Ore Reserve sensitivity
1,000
1,100
1,200
20
15
10
5
0
-5
-10
-15
AGA Mineração – Córrego do Sítio
Percentage change
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade
Competent Persons
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource Bruno Figuinha MAusIMM 330 698 8 years BSc (Geology)
Ore Reserve Mateus Piermatei MAusIMM 326 397 9 years BSc (Mining Engineering)
Ore Reserve below infrastructure
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
AGA Mineração – Córrego do Sítio Proved 0.05 3.30 0.16 0.01
Probable 1.25 4.16 5.18 0.17
Total 1.29 4.13 5.34 0.17
There is no open pit Ore Reserve below infrastructure. All the underground Ore Reserve below infrastructure needs primary development to be accessed.
Year-on-year changes in Ore Reserve
The CdS Ore Reserve is very sensitive to price
changes which is supported by a site based, well
managed, cost management programme. There is a
9% upside in ounces at a higher Ore Reserve price
and 8% downside at a lower Ore Reserve price.

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AGA MINERAÇÃO – CUIABÁ
Americas
Introduction
Property description
Cuiabá is an underground operation that is wholly owned by AngloGold Ashanti.
Location
The Cuiabá Mine is located near Sabara, southeast of the city of Belo Horizonte, the capital of Minas
Gerais State, in the southeast of Brazil. These operations are located within the mining district referred to as the Iron Quadrangle.
History
In 1740, artisanal miners carried out the first mining in the area. The Saint John Del Rey Mining Company
Ltd acquired the mine in 1834. Exploration and development resumed in 1977, culminating with the reopening of the mine in 1985. In 1996, the company became a wholly owned subsidiary of the Anglo
American Group, and in 1999, ownership was transferred to the holding company AngloGold (now
AngloGold Ashanti), where it remains.
Legal aspects and tenure
Cuiabá is covered by a single concession granted by the ANM, namely 000.323/1973, held by AGACSM, covering a total area of 3,662ha. The concession is currently active, in good legal and operational standing, and free of liabilities and/or major obligations.
According to Brazilian mining law, the expiry of claims, licenses, and other tenure rights coincide with the depletion of Ore Reserve, cessation of mining operations and legally required post-operational activities
(such as mine closure), provided all annual reports have been approved by the ANM. A new Brazilian mining code is currently under discussion. However, it is not anticipated to change the company’s rights, which are already established.
Mining method
Cuiabá Mine utilises two mining methods: cut and fill and longhole stoping. To improve the safety and productivity of the operation, the mining method was changed in 2011 from predominately cut and fill to longhole stoping (sub-level stoping and variations). In the ﬂatter stopes, Cuiabá still uses cut and fill as a mining method.
Operational infrastructure
The two plants (Cuiabá Gold Plant and Queiroz Plant) are connected by an aerial ropeway. Power for the mine is both self-generated (Rio de Peixe hydroelectric complex) and supplied by Cemig, a state-owned company. The Rio de Peixe hydroelectric complex is a set of seven small hydropower plants that generate energy from three dams (Ingleses, Miguelo and Codorna) and connect directly to the Queiroz plant.
Cuiabá Mine has a shaft system (846m deep) for production and personal transport. The current nominal airﬂow capacity is 1,035m
3
/s, of which 320m
3
/s are refrigerated.
Tailings deposition is at one of the four sites located at Cuiabá, Calcinado, Rapaunha and Cocuruto.
Mineral processing
Cuiabá and Lamego Mines feed the Cuiabá (ﬂotation) and Queiroz (roaster, carbon circuit and refinery)
plants, currently at 1.7Mtpa for a metallurgical recovery of 94.3%. At Cuiabá Gold Plant, crushing and milling of ore is followed by ﬂotation and filtration in order to produce a concentrate, which is transported
15km by aerial ropeway to Queiroz for further treatment. Approximately 25 to 30% of gold is recovered through a gravity circuit at the Cuiabá Plant. The Queiroz Plant is located in Nova Lima and comprises two different circuits for refractory ore (from Cuiabá) and non-refractory ore (used for the Raposos Mine production in the past) with facilities for pyrometallurgy and hydrometallurgy.
The concentrate is roasted, and the calcine proceeds to a carbon circuit for further refining. The sulphide gas is captured and processed through the acid plant. Approximately 230ktpa of sulphuric acid is produced as a by-product.
Ore Reserve Risks
No legal or environmental risks are identified. Management plans are in place to address the risks associated with the low level of Ore Reserve, the reliance on Inferred Mineral Resource in the production plan, and rock engineering constraints at depth.
An independent external Mineral Resource and Ore Reserve audit was undertaken in 2019 and found no fatal ﬂaws in process or output.

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

Map showing AGA Mineração – Cuiabá Mine and Lamego Mine infrastructure and licences, with the total mining lease area insert shown in the top left corner
X
Y
X
Y
Cuiabá Mine
Lamego Mine
to Caeté
to Sabará
and Cuiabá
to Sabará
and Lamego
X
Y
X
Y
X
Y
X
Y
X
Y
0
10
5
Km
0
0.4
0.8
1.2km
Cuiabá Plant centroid co-ordinates
43°44’00”W, 19°51’45”S
Licences
Mining
Mining application
Exploration
Exploration application
Mine infrastructure
Plant
Leach pad
TSF
Waste dumps
Aerial ropeway
Underground access
Roads
Main
Secondary
Insert
Total mining lease area
Map zoomed in area
Insert: Total mining lease area
0
5
10km

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AGA MINERAÇÃO – CUIABÁ   C O N T I N U E D
Americas
Geology
Cuiabá Mine is located in the Iron Quadrangle, which is a
geotectonic unit at the southern edge of the São Francisco Craton, comprising Archaean and Proterozoic terrains, and bordered by
Neoproterozoic mobile belts. From a regional viewpoint, Cuiabá
Mine is located in the eastern extension of the Serra do Curral inverted homocline, located on the northeastern edge of the Iron
Quadrangle.
The mine lithostratigraphy consists of an intermediate metamafic sequence of the greenstone belt type and is hosted in the Nova
Lima Group which is part of the Rio das Velhas Supergroup. This sequence is characterised by metametabasaltic rocks at the base
(MAN), overlain by Algoma Type BIF metasediments, carbonaceous schist and graphitic schist (XG). Above the metasediments is a sequence of metabasalts (MBA) overlain by an alternating
sequence of metapelites (X1) and metapsamitic rocks with minor volcanoclastic (XS). The gold mineralisation occurs in sulphide orebodies associated mainly with BIF layers, and subordinate to minor quartz veins hosted in schists.
Deposit type
Cuiabá is a gold-only Archaean BIF-hosted gold deposit. The
deposit consists of an intermediate metamafic sequence of the
Archaean greenstone belt type. It is characterised by hydrothermal alteration of the rocks, with the mineralisation occurring mainly in BIF layers, subordinate quartz veins or in schists. The host to the gold mineralisation is the volcano-sedimentary Nova Lima
Group that occurs at the base of the Rio das Velhas Supergroup.
The upper sequence of the Rio das Velhas Supergroup is the
metasedimentary Maquin Group. The gold mineralisation at Cuiabá
has features and characteristics that match the epigenetic orogenic gold deposit model typical of Archaean gold-lode deposits.
Mineralisation style
Cuiabá Mine has gold mineralisation associated with sulphides and quartz veins in BIF and volcanic sequences. Structural control and
ﬂuid ﬂow are the most important factors for gold mineralisation with a common association between large-scale shear zones and their associated structures. Where BIF is mineralised, the ore appears strongly stratiform due to the selective sulphidation of the iron rich layers. Steeply plunging shear zones tend to control the ore shoots, which commonly plunge parallel to intersections between the
shears and other structures.
Mineralisation characteristics
Apparent intersections of thrust faults with tight isoclinal folds in a ductile environment, tend to control the mineralisation structures.
The host rocks are primarily BIF and secondarily mafic volcanics
(mainly basalt). Mineralisation is believed to be due to the interaction of low salinity, carbon dioxide rich gold-bearing ﬂuids with the high-iron BIF, basalts and carbonaceous graphitic schists.
Sulphide mineralisation consists of pyrite and pyrrhotite with subordinate arsenopyrite and chalcopyrite. The latter tends to occur as a late-stage fracture fill and is not associated with gold mineralisation. Wallrock alteration is typically carbonate, potassic and silicic, showing clear zonation in the underground environment.
The ore is mainly concentrated in the silicic and sulphidation zones, inside the BIF or in potassic (and sericitic) zones near the basalts.
The main orebodies at Cuiabá are as follows:
•
Normal limb: Fonte Grande Sul and Serrotinho
•
Overturned limb: Balancão, Galinheiro and Canta Galo
Secondary orebodies occur in hydrothermally altered schists
in the footwall of Galinheiro (Galinheiro footwall orebody) and hydrothermally altered schists/quartz veins near the footwall of
Fonte Grande Sul and Serrotinho (Quartz vein orebody).
3D View of the underground infrastructure and interpolated orebodies at Cuiabá, elevation in metres AMSL
Surface
Development
Fonte Grande Sul Orebody
Serrotinho Orebody
Canta Galo Orebody
Balancão Orebody
Galinheiro Orebody
Galinheiro FW Orebody
VQZ Orebody

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

Exploration
In 2019, 81,263m of drilling was completed with underground
drilling comprising 75,325m of this total. Underground exploration focused on Mineral Resource conversion and Mineral Resource
addition representing 25% (19,083m) and 75% (56,242m) of the underground drilling respectively.
For Mineral Resource conversion, Serrotinho Levels 19 to 20,
Fonte Grande Sul Levels 18 to 19, Balancão Levels 16 to 17 and
Galinheiro Levels 14 to 15 were the main targets for conversion.
Mineral Resource addition was focused on Serrotinho Levels 22 to 23 and Fonte Grande Sul Levels 19 to 20.
Exploration tested the long inclined borehole (LIB) drilling methodology used in South Africa, to potentially lower costs of the surface deep drilling. The results were positive and the methodology will support the directional drilling project aiming at converting Mineral Resource at Fonte Grande Sul and Serrotinho to
Level 23.
During 2019, the regional surface exploration drilling campaign completed 3,969m, split into 62% (2,455m) at the Descoberto
target and 38% (1,514m) at the Matarelli target. The Descoberto target drilling campaign returned positive results that confirmed the continuity of the mineralisation observed in old excavations.
Projects
Exploration has an integrated strategy for 2020 for Cuiabá and
Lamego, that is based on three main pillars: ﬂexibility, reliability, and organic growth. The ﬂexibility plan has a potential to add ounces that are close to infrastructure and can be mined in the short term, seen as by the end of 2020 and 2021. It plans to add ounces from the upper levels of the mine (remaining ounces project) and define new orebodies which were not considered in previous Mineral
Resource models.
The reliability plan focuses on the main orebodies and narrow veins of Cuiabá and Lamego Mines, in order to meet the mine’s production plan that aims for three years without Inferred Mineral
Resource and five years without conceptual material. The new directional drilling programme is a key constituent of this plan and consists of drill hole deviations using LIB drilling and other controlled holes to allow for more precise targeting.
The organic growth project focuses on regional targets and
opportunities. In 2019, this consisted of a drilling campaign at
Descoberto (which returned encouraging gold intersections in the first drill hole) and Arco da Velha oxide that is seen as an opportunity to add Mineral Resource ounces from soft rock for
Lamego Mine.
In support of the organic growth project, the team will conduct several surface programmes, such as detailed mapping and
geochemical/geophysical surveys on regional targets (focusing on
Tingua and Lamego-South), and to continue monitoring mineral rights held by competitors on areas neighbouring our tenements.
N-S Geological cross-section of the AGA Mineração – Cuiabá orebody perpendicular down plunge (SW)
Legend
Dyke
Metagraywack (X1/X2)
Metagraywack (X2)
Metapelite (X1)
Metavolcanic Unit (MBA)
Carbonaceous Schist (XG)
Banded Iron Formation (BIF)
Metavolcanic Unit (MAN)
Au Quartz Veins
2D Section looking down-plunge
0m
200m

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AGA MINERAÇÃO – CUIABÁ   C O N T I N U E D
Americas
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other
Measured 10 x 20, 20 x 30 – –
Indicated 20 x 40, 40 x 60 – – –
Inferred 40 x 60, 80 x 120 – – – –
Grade/ore control 5 x 5 – –
Inclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Narrow veins – Balancão Measured 0.92 8.30 7.63 0.25
Indicated 2.00 10.03 20.09 0.65
Inferred 0.17 7.32 1.27 0.04
Total 3.09 9.37 28.99 0.93
Narrow veins – Galinheiro Measured 0.72 6.25 4.49 0.14
Indicated 2.11 6.84 14.44 0.46
Inferred 0.65 5.55 3.60 0.12
Total 3.48 6.48 22.54 0.72
Narrow veins – Canta Galo Measured 0.53 6.21 3.28 0.11
Indicated 0.15 8.13 1.24 0.04
Inferred 0.19 10.09 1.92 0.06
Total 0.87 7.39 6.44 0.21
Main deposits – Fonte Grande Sul Measured 1.27 7.23 9.16 0.29
Indicated 0.93 6.86 6.40 0.21
Inferred 5.82 7.91 46.08 1.48
Total 8.02 7.68 61.64 1.98
Main deposits – Serrotinho Measured 1.10 9.76 10.69 0.34
Indicated 2.16 7.62 16.45 0.53
Inferred 0.53 8.65 4.62 0.15
Total 3.79 8.38 31.76 1.02
Secondary areas – Galinheiro footwall Measured 0.01 2.78 0.02 0.00
Indicated 0.65 4.69 3.05 0.10
Inferred 1.44 4.05 5.85 0.19
Total 2.10 4.24 8.91 0.29
Secondary areas – Quartz vein Measured – – – –
Indicated 0.35 5.78 2.05 0.07
Inferred 0.22 5.31 1.17 0.04
Total 0.57 5.60 3.22 0.10
AGA Mineração – Cuiabá
Total 21.93 7.45 163.50 5.26
Inclusive Mineral Resource by-product: sulphur
Tonnes
Grade
Contained sulphur
as at 31 December 2019
Category
million
%S
tonnes million pounds million
AGA Mineração – Cuiabá Measured 4.54 6.2 0.28 620
Indicated 8.36 5.8 0.49 1,072
Inferred 9.04 4.4 0.40 873
Total 21.93 5.3 1.16 2,565

2019
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CONTINENTAL AFRICA
INTRODUCTION

Estimation
The Cuiabá dataset consists of both channel samples and drill hole samples. 3D modelling and estimation is performed within two estimation domains, namely the thick mineralisation, comprising of Fonte Grande Sul and Serrotinho, and the narrow-vein domain comprising of Balancão, Galinheiro and Canta Galo. All channel and drill hole samples are used in the creation of 3D geological models and for identifying rock types in order to incorporate lithological proportions into the grade estimates. Conditional simulation is used to estimate the uncertainty in the block models and classify the Mineral Resource into Measured, Indicated and Inferred
Mineral Resource, following a standard internal AngloGold Ashanti methodology.
AGA Mineração – Cuiabá
Underground (metric)
Cut-off grade (g/t)
0 4 8 12 16 19
0
3
6
9
12
15
18
21
24
6
14
12
10
8
16
18
20
22
Tonnes above cut-off Average grade above cut-off
Aerial ropeway between the Cuiabá and Queiroz plants
Grade tonnage curve

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AGA MINERAÇÃO – CUIABÁ   C O N T I N U E D
Americas
Exclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
AGA Mineração – Cuiabá Measured 2.60 7.72 20.10 0.65
Indicated 0.60 4.78 2.87 0.09
Inferred 9.04 7.14 64.51 2.07
Total 12.24 7.15 87.49 2.81
The exclusive Mineral Resource consists primarily of Inferred Mineral Resource that is in the process of being upgraded via infill drilling.
The exclusive Mineral Resource is located below infrastructure, starting on Level 18 (Fonte Grande Sul and Serrotinho), Level 15 (Galinheiro),
between Level 10 and corresponding sub-levels to Level 14, below Level 16 (Galinheiro footwall), between Levels 15 and 16, below Level 17
(Balancão and Canta Galo), and below Level 21 (Fonte Grande Sul deeps and Serrotinho deeps). In addition, secondary areas consisting of old stoping panels, the Quartz vein orebody and satellite deposits, as well as sill pillars for all orebodies are included.
Mineral Resource below infrastructure
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
AGA Mineração – Cuiabá Measured 0.02 6.25 0.13 0.00
Indicated 6.21 7.88 48.95 1.57
Inferred 8.11 7.37 59.78 1.92
Total 14.34 7.59 108.86 3.50
The Mineral Resource below infrastructure is that Mineral Resource below a depth relative to AMSL of 40.25m for Balancão, 41.25m for
Galinheiro, 43.25m for Canta Galo, -239.75m for Serrotinho, -239.75m for Fonte Grande Sul, 186.25m for Galinheiro footwall, -119.75m for
Sill pillars and -119.75m for Quartz vein.
Year-on-year changes in Mineral Resource
4.0
4.5
5.0
5.5
6.0
6.5
7.0
0.00
0.00
2018
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2019
AGA Mineração – Cuiabá
Total (Moz)
0.00
(1.36)
0.00
(0.24)
0.14
0.00
6.71
0.00
5.26
For 2019 Cuiabá Mine reported a reduction of 1.46Moz in Mineral Resource which included depletion and losses due to the use of the MSO to constrain the Mineral Resource.

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

Inclusive Mineral Resource sensitivity
1,200
1,400
1,600
20
15
10
5
0
-5
-10
-15
AGA Mineração – Cuiabá
Percentage change
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade
Ore Reserve
Ore Reserve
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Narrow veins – Balancão Proved 0.49 6.30 3.10 0.10
Probable 1.84 6.97 12.79 0.41
Total 2.33 6.83 15.89 0.51
Narrow veins – Galinheiro Proved 0.12 4.62 0.56 0.02
Probable 1.35 5.12 6.91 0.22
Total 1.47 5.08 7.47 0.24
Narrow veins – Canta Galo Proved 0.11 6.11 0.68 0.02
Probable 0.15 5.23 0.78 0.03
Total 0.26 5.61 1.46 0.05
Main deposits – Fonte Grande Sul Proved 0.22 6.07 1.32 0.04
Probable 0.43 5.81 2.49 0.08
Total 0.65 5.90 3.80 0.12
Main deposits – Serrotinho Proved 0.21 6.99 1.49 0.05
Probable 1.47 6.07 8.96 0.29
Total 1.69 6.19 10.45 0.34
Secondary areas – Galinheiro footwall Proved – – – –
Probable 0.15 4.22 0.64 0.02
Total 0.15 4.22 0.64 0.02
Secondary areas – Quartz vein Proved – – – –
Probable 0.21 5.20 1.09 0.04
Total 0.21 5.20 1.09 0.04
AGA Mineração – Cuiabá
Total 6.75 6.04 40.81 1.31
Ore Reserve by-product: sulphur
Tonnes
Grade
Contained sulphur
as at 31 December 2019
Category
million
%S
tonnes million pounds million
AGA Mineração – Cuiabá Proved 1.16 5.8 0.07 147
Probable 5.60 5.1 0.28 628
Total 6.75 5.2 0.35 774
Cuiabá is insensitive to a change in gold price. There
is no downside at a lower Mineral Resource price
and minimal upside at a higher Mineral Resource
price.

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AGA MINERAÇÃO – CUIABÁ   C O N T I N U E D
Americas
Estimation
The gold price, projected operational performance and costs, as well as metallurgical recoveries are taken into consideration in estimating the Ore Reserve. Mining parameters such as the mining method, minimum mining width, MCF, dilution and recovery are all applied in the process.
Ore Reserve modifying factors
as at 31 December 2019
Gold
price
BRL/oz
Cut-off
grade
g/t Au*
Stoping
width
cm
Dilution
%
MRF
% (based
on tonnes)
MCF
%
MetRF
%
Narrow veins – Balancão 4,230 5.31 200.0 12.0 84.0 94.5 94.3
Narrow veins – Galinheiro 4,230 5.31 200.0 12.0 84.0 94.5 94.3
Narrow veins – Canta Galo 4,230 5.31 200.0 12.0 84.0 94.5 94.3
Main deposits – Fonte Grande Sul 4,230 5.31 600.0 15.0 84.0 94.5 94.3
Main deposits – Serrotinho 4,230 5.31 600.0 15.0 84.0 94.5 94.3
Secondary areas – Galinheiro footwall 4,230 5.31 200.0 12.0 84.0 94.5 94.3
Secondary areas – Quartz vein 4,230 5.31 200.0 15.0 84.0 94.5 94.3
* Note marginal cut-off grade is 0.82g/t
Modifying factors are determined by historical performance.
Inferred Mineral Resource in business plan
as at 31 December 2019
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Main deposits – Fonte Grande Sul 3.28 8.08 26.54 0.85
Main deposits – Serrotinho 0.13 7.37 0.94 0.03
Total 3.41 8.05 27.48 0.88
These figures represent Inferred Mineral Resource within the operational business plan. This represents 22% of the business plan for the first five years. No Inferred Mineral Resource is considered in Ore Reserve reporting.
Scaling a development face at Cuiabá

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

2018
Depletion
Exploration
Methodology
Price
Cost
Metallurgical
Other
Revenue factor
Acquisition/
disposal
2019
AGA Mineração – Cuiabá
Total (Moz)
Geotechnical
0.8
0.9
1.0
1.1
1.2
1.3
1.4
(0.25)
0.22
0.00
0.00
(0.19)
1.30
0.00
0.00
0.00
0.24
0.00
1.31
Ore Reserve sensitivity
Ore Reserve year-on-year was kept almost the same with conversion drilling during the year offsetting depletion.
1,000
1,100
1,200
15
10
5
0
-5
-10
-15
-20
AGA Mineração – Cuiabá
Percentage change)
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade
Year-on-year changes in Ore Reserve
Ore Reserve below infrastructure
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
AGA Mineração – Cuiabá Proved – – – –
Probable 3.20 6.19 19.83 0.64
Total 3.20 6.19 19.83 0.64
The Ore Reserve below infrastructure is that Ore Reserve below a depth relative to AMSL of 40.25m for Balancão, 41.25m for Galinheiro,
43.25m for Canta Galo, -239.75m for Serrotinho, -239.75m for Fonte Grande Sul, 186.25m for Galinheiro footwall, -119.75m for Sill pillars and -119.75m for Quartz vein.
Competent Persons
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant experience Qualification
Mineral Resource Reuber Cota MAusIMM 329 257 12 years BSc (Geology), MSc
(Geological Engineering)
Ore Reserve Rodrigo Fideles MAusIMM 326 102 9 years BSc (Mining Engineering),
MBA
The Cuiabá Ore Reserve is very sensitive to changes
in gold price. There is an 8% upside in ounces at
a higher Ore Reserve price and 10% downside in
ounces at a lower Ore Reserve price.

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AGA MINERAÇÃO – LAMEGO
Americas
Introduction
Property description
The Lamego Mine is an underground operation, owned by AngloGold Ashanti, within the mining district referred to as the Iron Quadrangle. This region is an important producer of iron ore and gold in Brazil.
Location
Lamego is located to the east of Belo Horizonte, the capital of Minas Gerais State, in the southeast of Brazil.
History
Exploration began in the area in 1985 with a drilling campaign along a 5.7km strike length of iron formation and the opening of 2.5km of development on the Arco da Velha, Queimada and Cabeça de Pedra
orebodies. After the successful completion of a FS, project approval was given and implementation began in 2010 with first gold poured soon afterwards.
Legal aspects and tenure
The Lamego mining operation is covered by three geographically contiguous ANM concessions granted to
AGA Mineração:
•
The ANM Mining Concession 830.720/1981, covering an area of 577.14ha
•
The ANM Mining Concession 831.554/1983, covering an area of 462.09ha
•
The ANM Mining Concession 832.238/2003, covering an area of 583.45ha
All concessions are currently active, in good legal and operational standing, and free of liabilities and/or major obligations. According to Brazilian mining law, the expiry of claims, licenses, and other tenure rights coincide with the depletion of Ore Reserve, cessation of mining operations and legally required post-operational activities (such as mine closure), provided all annual reports have been approved by the ANM. A new
Brazilian mining code is currently under discussion. However, it is not anticipated to change the company’s rights, which are already established.
Mining method
Three mining methods were considered for Lamego during the PFS: cut and fill, room and pillar and sub-
level open stoping. Based on rock engineering and productivity considerations, the mine ultimately settled on blind hole open stoping methods. This is supported by a detailed infill drilling programme. Cut and fill is also used when the orebody exceeds 20m spans. While this method allows for selectivity, it has productivity constraints.
Operational infrastructure
Lamego operates as a satellite mine to Cuiabá Mine. Ore is transported to surface via ramps where it is crushed, stockpiled and transported daily to Cuiabá Plant, where it is blended with Cuiabá ore on the
ROM pad.
The two plants (Cuiabá Gold Plant and Queiroz Plant) are connected by an aerial ropeway. Power for the mine is both self-generated (Rio de Peixe hydroelectric complex) and supplied by Cemig, a state-owned company. The Rio de Peixe hydroelectric complex, which is a set of seven small hydropower plants that generate energy from three dams (Ingleses, Miguelo and Codorna) and connect directly to the Queiroz Plant.
Lamego has a natural water supply system and a plant for water and sewage treatment.
Mineral processing
Cuiabá and Lamego feed the Cuiabá (ﬂotation) and Queiroz (roaster, carbon circuit and refinery) plants, currently at 1.8Mtpa for a metallurgical recovery of 94.3%. At Cuiabá Gold Plant, crushing and milling of the ore is followed by ﬂotation and filtration in order to produce a concentrate, which is transported by aerial ropeway to Queiroz for further treatment.
Approximately 25 to 30% of gold is recovered through a gravity circuit at the Cuiabá Plant. The backfill plant is also located at Cuiabá. The Queiroz Plant is located in Nova Lima and comprises two different circuits for refractory ore (from Cuiabá) and non-refractory ore (used for the Raposos Mine production in the past)
with facilities for pyrometallurgy and hydrometallurgy. The concentrate is roasted and the calcine proceeds to a carbon circuit for further refining. The sulphide gas is captured for processing through the acid plant.
Approximately 230ktpa of sulphuric acid is produced as a by-product.
Risks
There are no material risks. As a low grade operation, the accurate prediction of grade and the management of its variability is critical to ensure a successful operation. Some possible risks such as low level of Ore
Reserve and the reliance on Inferred Mineral Resource in the production plan as well as rock engineering constraints at depth are managed by strategic studies which are currently underway.
An independent external Mineral Resource and Ore Reserve audit was undertaken in 2019 and found no fatal ﬂaws in process or output.

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

Map showing AGA Mineração – Cuiabá Mine, Lamego Mine and Nova Lima Sul project infrastructure and licences, with the total mining lease area insert shown in the top left corner
X
X
X
X
X
Cuiabá Mine
Lamego Mine
Nova Lima Sul
Queiroz Plant
Raposos Mine
(non operational)
Morro da Mine
(non operational)
Rio de Peixe hydropower
to Sabará
to Caeté
Mina Grande Mine
(non operational)
"
)
X
W
!
!
!!!
!
!
!
!
!
X
W
X
W
X
W
X
W
X
W
X
W
0
10
5
Km
0
2.5
5
7.5km
Licences
Mining
Mining application
Exploration
Exploration application
Mine infrastructure
Plant
Leach pad
TSF
Raw water dam
Waste dumps
Underground access
Aerial ropeway
Hydropower
Roads
Main
Secondary
Insert
Total mining lease area
Map zoomed in area
Cuiabá Plant centroid co-ordinates
43°44’00”W, 19°51’45”S
Insert: Total mining lease area
0
5
10km

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Geology
Lamego Mine is located in the Iron Quadrangle, which is a
geotectonic unit at the southern edge of the São Francisco Craton, comprising Archaean and Proterozoic terrains, and bordered by
Neoproterozoic mobile belts. From a regional viewpoint, Lamego
Mine is located in the eastern extension of the Serra do Curral inverted homocline, located on the northern edge of the Iron
Quadrangle.
The mine lithostratigraphy consists of an intermediate metamafic sequence of the greenstone belt type and is hosted in the Nova
Lima Group which is part of the Rio das Velhas Supergroup. This sequence is characterised by lower metametabasaltic rocks at the base (MAN), overlain by Algoma Type BIF metasediments, a quartz layer (MCH known as metachert), carbonaceous schist, graphite schist (XG) and a further sequence of sediments consisting of an alternating sequence of metapelites (X1) and metapsamitic rocks with a volcanoclastic contribution (XS).
Deposit type
Lamego is a gold-only Archaean greenstone BIF-hosted gold
deposit. The deposit consists of an intermediate metamafic
sequence of the Archaean greenstone belt type. The host to
the gold mineralisation is the volcano-sedimentary Nova Lima
Group that occurs at the base of the Rio das Velhas Supergroup.
The upper sequence of the Rio das Velhas Supergroup is the
metasedimentary Maquin Group. The gold mineralisation at
Lamego has features and characteristics that match the epigenetic orogenic gold deposit model presented for Archaean gold-lode deposits.
Mineralisation style
The gold mineralisation at Lamego is characterised by orebodies associated with two horizons of chemical sedimentary rocks: BIF and MCH, with shear zones containing abundant quartz veinlets.
The proportions of these lithotypes vary substantially from one deposit to another. In the BIF, sulphide mineralisation is associated with gold, while in the MCH it is associated with quartz veins. The gold occurs either as native gold or in sulphides. Lamego shows similar rock assemblage to Cuiabá, but with higher structural complexity. The BIF, which contains the mineralisation, is more structurally deformed and contains more silica when compared to
Cuiabá, which reacted less with the hydrothermal ﬂuid.
Mineralisation characteristics
The mineralisation is characterised by sulphidation in the form of disseminated sulphide bands or as fracture filling and, more rarely, as massive sulphide hosted in BIF/MCH. Sulphide bands are rare in MCH. The MCH (or quartz vein) is concentrated in the hinges of the Lamego structure and has free gold as the main mineralisation with a lesser amounts associated with sulphides. The plunge of the mineralised zones coincides with both the fold axis of the first two structural events and the stretching fabric.
AGA MINERAÇÃO – LAMEGO   C O N T I N U E D
Americas
S-N View of the underground infrastructure and interpolated orebodies at AGA Mineração Lamego, elevation in metres AMSL
Plunge +06
Azimuth +06
0
250
500
750
Cabeça de Pedra
Carruagem
Arco da Velha
Queimada
S
E
Legend
Level 8
Level 4
900 Elev
800 Elev
600 Elev

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

Exploration
In 2019, 15,319m of underground drilling was completed, with
Mineral Resource conversion representing 46% (7,119m) and
Mineral Resource addition representing 54% (8,200m). Mineral
Resource conversion was executed in Carruagem SW Level 4.1
and Queimada Level 5. Mineral Resource addition was focused on
Carruagem SW.
Projects
Exploration has an integrated strategy in 2020 for Cuiabá and
Lamego that is based on three main pillars: ﬂexibility, reliability and organic growth.
The ﬂexibility plan has a potential to add ounces that are close to infrastructure and can be mined in the short term, seen as by the end of 2020 and 2021. It intends to add ounces from the
upper levels of the mine (remaining ounces project) and define new orebodies which were not considered in the previous Mineral
Resource models.
The reliability plan focuses on the main orebodies and narrow veins of Cuiabá and Lamego Mines, in order to meet the mine’s production plan that aims for three years without Inferred Mineral
Resource and five years without conceptual material. The new directional drilling programme is a key constituent of this plan and consists of drill hole deviations using LIB drilling and other controlled holes to allow for more precise targeting.
The organic growth plan’s focus is on regional targets and
opportunities. In 2019, this included a drilling campaign at
Descoberto (which returned encouraging gold intersection in the first drill hole) and at Arco da Velha oxide which is seen as an opportunity to add ounces from oxide rock for the Lamego Mine.
In support of the organic growth project, the team will conduct several surface programmes, such as detailed mapping and
geochemical/geophysical surveys, on regional targets (focusing on Tingua and Lamego-South), and keep monitoring the mineral rights belonging to competitors neighbouring AngloGold Ashanti tenements.
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other
Measured
20 x 10
–
–
–
Indicated
60 x 40
–
–
–
–
Inferred
120 x 60
–
–
–
–
Grade/ore control
2.7 x 3, 3 x 3
–
–
–
–
S-N Geological cross-section of the Carruagem SW orebody, elevation in metres AMSL
N S
Metadiabase
Metapelite
Carbonaceous schist
BIF
MCH
Metandesite
Ore (grade shell)
Legend
100m

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AGA MINERAÇÃO – LAMEGO   C O N T I N U E D
Americas
Inclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Main deposits – Arco da Velha Measured 0.41 2.49 1.01 0.03
Indicated 0.43 2.27 0.98 0.03
Inferred 0.82 1.87 1.53 0.05
Total 1.66 2.12 3.53 0.11
Main deposits – Cabeça de Pedra Measured 0.29 2.88 0.84 0.03
Indicated 0.79 2.47 1.96 0.06
Inferred 1.26 2.60 3.27 0.11
Total 2.35 2.59 6.08 0.20
Main deposits – Carruagem Measured 2.10 4.03 8.45 0.27
Indicated 2.24 3.53 7.90 0.25
Inferred 1.59 3.16 5.02 0.16
Total 5.92 3.61 21.37 0.69
Secondary areas – Queimada Measured 0.01 2.39 0.02 0.00
Indicated 0.43 3.63 1.57 0.05
Inferred 0.59 3.89 2.29 0.07
Total 1.03 3.77 3.88 0.12
Secondary areas – Arco NE Measured – – – –
Indicated – – – –
Inferred 1.17 2.10 2.46 0.08
Total 1.17 2.10 2.46 0.08
AGA Mineração – Lamego
Total 12.13 3.08 37.31 1.20
Inclusive Mineral Resource by-product: sulphur
Tonnes
Grade
Contained sulphur
as at 31 December 2019
Category
million
%S
tonnes million pounds million
AGA Mineração – Lamego Measured 2.80 3.3 0.09 207
Indicated 3.90 3.6 0.14 307
Inferred 5.43 4.6 0.25 554
Total 12.13 4.0 0.48 1,068
Diamond drill rig and operator at Lamego
Estimation
The geological model is used to subdivide the sampling information into domains for estimation. The estimation method applied
at Lamego is ordinary kriging and classification of the Mineral
Resource is based on conditional simulation.
Grade tonnage curve
)
AGA Mineração – Lamego
Underground (metric)
0
1
2
3
4
5
6
7
8
9
10
11
14
12
10
8
6
4
2
0
18
15
12
9
6
3
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

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Exclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
AGA Mineração – Lamego Measured 2.10 3.94 8.27 0.27
Indicated 1.71 2.98 5.11 0.16
Inferred 5.43 2.69 14.58 0.47
Total 9.24 3.03 27.96 0.90
The exclusive Mineral Resource is made up of ore not included in the Ore Reserve due to economic considerations plus the ore contained in the sill and stope pillars. These pillars were designed in the Ore Reserve estimation process according to geomechanical parameters.
Mineral Resource below infrastructure
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
AGA Mineração – Lamego Measured 0.07 2.55 0.19 0.01
Indicated 1.73 2.91 5.03 0.16
Inferred 4.15 2.64 10.98 0.35
Total 5.96 2.72 16.20 0.52
The below infrastructure Mineral Resource consists primarily of Inferred Mineral Resource that is in the process of being upgraded via
Mineral Resource conversion drilling.
1.0
1.1
1.2
1.3
1.4
1.5
1.6
1.7
1.8
0.00
(0.12)
2018
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2019
AGA Mineração – Lamego
Total (Moz)
0.00
(0.31)
0.00
(0.04)
0.02
0.00
1.64
0.00
1.20
For 2019, Lamego reported a reduction mainly due to the use of the MSO to constrain the underground Mineral Resource.
Year-on-year changes in Mineral Resource
1,200
1,400
1,600
5
0
-5
-10
AGA Mineração – Lamego
Percentage change
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade
Inclusive Mineral Resource sensitivity
Lamego is sensitive to a change in gold price where
variations are due to changes in the cut-off grade.
There is a 3% upside in ounces at a higher Mineral
Resource price and 4% downside in ounces of a
lower Mineral Resource price.

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Ore Reserve
Ore Reserve
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Main deposits – Arco da Velha Proved 0.22 1.99 0.45 0.01
Probable 0.11 2.10 0.22 0.01
Total 0.33 2.03 0.67 0.02
Main deposits – Carruagem Proved 0.16 2.66 0.44 0.01
Probable 0.92 3.18 2.93 0.09
Total 1.09 3.10 3.37 0.11
Secondary areas – Queimada Proved 0.01 2.70 0.02 0.00
Probable 0.26 3.46 0.91 0.03
Total 0.27 3.44 0.92 0.03
AGA Mineração – Lamego
Total 1.69 2.95 4.97 0.16
Ore Reserve by-product: sulphur
Tonnes
Grade
Contained sulphur
as at 31 December 2019
Category
million
%S
tonnes million pounds million
AGA Mineração – Lamego Proved 0.40 2.9 0.01 25
Probable 1.29 2.4 0.03 67
Total 1.69 2.5 0.04 92
Estimation
The gold price, projected operational performance and costs, as well as metallurgical recoveries are taken into consideration when determining the Ore Reserve. Mining parameters such as the mining method, minimum mining width, MCF, dilution and recovery are all applied in the process.
Ore Reserve modifying factors
as at 31 December 2019
Gold
price
BRL/oz
Cut-off
grade
g/t Au
Stoping
width
cm
Dilution
%
MRF
% (based
on tonnes)
MCF
%
MetRF
%
Main deposits – Arco da Velha 4,230 2.74 513.0 15.7 93.7 94.3 94.1
Main deposits – Cabeça de Pedra 4,230 2.74 513.0 15.7 93.7 94.3 94.1
Main deposits – Carruagem 4,230 2.74 513.0 15.7 93.7 94.3 94.1
Secondary areas – Queimada 4,230 2.74 513.0 15.7 93.7 94.3 94.1
Inferred Mineral Resource in business plan
as at 31 December 2019
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Main deposits – Carruagem 0.33 2.74 0.89 0.03
Secondary areas – Queimada 0.45 3.28 1.48 0.05
Total 0.78 3.05 2.38 0.08
Inferred Mineral Resource is considered in the business plan. The risk is mainly after 2020 and a drilling plan is in place to mitigate this.
Ore Reserve below infrastructure
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
AGA Mineração – Lamego Proved 0.28 2.33 0.65 0.02
Probable 0.97 2.74 2.67 0.09
Total 1.25 2.65 3.32 0.11
The Ore Reserve below infrastructure is that Ore Reserve below Level 8 for Carruagem and Level 4 in Queimada.
AGA MINERAÇÃO – LAMEGO   C O N T I N U E D
Americas

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2018
Depletion
Exploration
Methodology
Price
Cost
Metallurgical
Other
Revenue factor
Acquisition/
disposal
2019
AGA Mineração – Lamego
Total (Moz)
Geotechnical
0.10
0.11
0.12
0.13
0.14
0.15
0.16
0.17
0.18
(0.05)
0.16
0.06
0.00
0.00
(0.01)
(0.01)
0.00
0.00
0.00
0.00
0.16
After depletion, the Ore Reserve remained the same mainly due to exploration success coming from Carruagem.
Year-on-year changes in Ore Reserve
Ore Reserve sensitivity
1,000 1,100 1,200
30
20
10
0
-10
-20
-30
-40
AGA Mineração – Lamego
Percentage change
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade
Competent Persons
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource
Reuber Cota
MAusIMM
329 257
12 years
BSc (Geology), MSc
(Geological Engineering)
Ore Reserve
Lucas Rodrigues
MAusIMM
321 166
5 years
BSc (Mining Engineering)
Lamego is highly sensitive to a change in gold price
as it is a low grade deposit. There is a 17% upside
in ounces at a higher Ore Reserve price and 21%
downside in ounces at a lower Ore Reserve price.
Marking up of drill hole core at Lamego

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AGA MINERAÇÃO – NOVA LIMA SUL
Americas
Map showing AGA Mineração - Nova Lima Sul project
infrastructure and licences
Refer to the map showing AGA Mineração – Cuiabá Mine, Lamego
Mine and Nova Lima Sul project infrastructure and licences on page 163.
Geology
Deposit type
Raposos Mine is situated in the southwestern portion of the Iron
Quadrangle in the state of Minas Gerais in Brazil. The area is located in the volcano-sedimentary sequence of the Nova Lima
Group (Rio das Velhas Supergroup) within the Rio das Velhas
greenstone belt.
The Raposos sequence is interpreted as a ductile thrust that occurred during the first deformation event in the structural history and with the main mineralisation also being associated with this event. The stratigraphic sequence, which is repeated by folding, has ultramafics at the base, overlain by komatiitic basalts and andesites with layers of BIF, pelites and metavolcanoclastics at the top of the sequence. The BIF is oxide facies (magnetite and quartz)
and occurs with carbonatisation in mineralised areas.
The macro structure at Raposos is an anticline and the
mineralisation is associated with these folds and shear zones.
Mineralisation is surrounded by concentric hydrothermal alteration zones consisting of sericitisation, carbonisation and chloritisation.
The gold is associated with sulphides and quartz veins in the BIF as well as with altered schists.
Mineralisation style
The mineralisation in the Rio das Velhas greenstone belt is
structurally controlled and associated with hydrothermal alteration along regional D2 thrust shear zones.
The mineralisation is epigenetic and at Nova Lima Sul consists of either massive, banded or disseminated sulphides hosted in BIF and lapa seca (albitised hydrothermal rocks).
Mineralisation characteristics
Mapped deposit dimensions vary in thickness from around
0.5 to 20m and can be more than 5,000m in down-plunge.
The plunge is defined by the stretching lineation and it is parallel to the fold axis of the first two regional deformation events.
The mineralisation is primarily located in the BIF and surrounded by concentric hydrothermal alteration zones consisting of sericitisation, carbonatisation and chloritisation.
Introduction
Property description
The Nova Lima Sul, an exploration project wholly owned by AngloGold Ashanti, contains the underground mine of Raposos which is currently on care and maintenance pending a decision around its future. No Ore
Reserve is reported for Nova Lima Sul.
Location
The Nova Lima Sul project is located in the southwestern portion of the Rio das Velhas greenstone belt and all the exploration targets are within a 16km radius of the Queiroz metallurgical plant. The project area consists of an area of 7,000km
2
, close to the cities of Nova Lima, Raposos and Rio Acima.
History
The first formal mining company to start operations in the area was São João Del Rey Mining Company
Ltd in 1834. It was acquired by Mineração Morro Velho in the early 1900s. The Raposos Mine reported
1.08Moz production from 1929 to 1999, after which it was put in care and maintenance.
Legal aspects and tenure
Nova Lima Sul is made up of a number of ANM Mining Concessions including:
•
Mining Concession No. 308-II 02/03/1936, ANM 322/1973, covering an area of 2,826.33ha
•
Mining Concession No. 308-VI 02/03/1936, ANM 326/1973, covering an area of 7,465.22ha
•
Mining Concession No. 308-V 02/03/1936, ANM 325/1973, covering an area of 1,014.53ha
All three mining concessions are in good standing and as they do not host active producing operations at the moment, they have formally been put on temporary mining suspension status according to the requirements of the current Brazilian mining code. Should AngloGold Ashanti decide to resume underground operations at these concessions, new mining plans will need to be submitted to the ANM. In 2017, the Mineral Resource of Morro da Glória was written-off due to urban growth and environmental restrictions that resulted from the creation of a preservation area, called Serra do Gandarela National Park and which prevents the issuing of mining permits and environmental licences.
Mining method
Raposos Mine operated with a cut and fill method.
Operational infrastructure
Raposos Mine has significant amount of underground development, a shaft and a cableway to take the ore to Queiroz Plant. Morro da Glória has some underground drift developed.
Mineral processing
Raposos Mine circuit was a standard direct 1,000tpd gold-leaching circuit suitable for non-refractory material.
Risks
The project has been on care and maintenance for a number of years.

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Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other
Measured 30 x 30 – –
Indicated 60 x 60 – – –
Inferred 100 x 100 – – –
Grade/ore control 3 x 3 – – –
Inclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Raposos Measured 0.18 7.01 1.29 0.04
Indicated 0.41 6.85 2.80 0.09
Inferred 2.25 6.44 14.50 0.47
AGA Mineração – Nova Lima Sul
Total 2.84 6.53 18.59 0.60
Mineral Resource below infrastructure
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
AGA Mineração – Nova Lima Sul Measured – – – –
Indicated 0.41 6.85 2.80 0.09
Inferred 2.25 6.44 14.50 0.47
Total 2.66 6.50 17.30 0.56
The Mineral Resource below infrastructure is located below Level 36 of Raposos Mine.
4
3
2
1
0
14
12
10
8
6
0
1
3
4
5
6
8
9
10
2
7
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off
AGA Mineração – Nova Lima Sul
Underground (metric)
Estimation
Raposos Mine was estimated using UC.
Exclusive Mineral Resource
The Nova Lima Sul project currently does not have any Ore Reserve and therefore all Mineral Resource is exclusive Mineral Resource.
Grade tonnage curve
Exploration
No exploration was completed in the Nova Lima Sul region in
2019. Nova Lima Sul exploration targets comprise the Raposos underground mine, Mina Grande, Morro da Glória, Bicalho, Faria,
Bela Fama mines, as well as the old prospects (Luzia da Mota,
Limoeiro) and several old surface workings (Saboeiro Rasgo, Urubu and Mina Grande).
Projects
The Nova Lima Sul project, where the Raposos Mine is located, was stopped in 2010.

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AGA MINERAÇÃO – NOVA LIMA SUL   C O N T I N U E D
Americas
Inclusive Mineral Resource sensitivity
1,200 1,400 1,600
0
AGA Mineração – Nova Lima Sul
Percentage change
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade
0.4
0.5
0.6
0.7
0.00
0.00
2018
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2019
AGA Mineração – Nova Lima Sul
Total (Moz)
0.00
0.00
0.00
0.00
0.00
0.00
0.60
0.00
0.60
There was no change in the Nova Lima Sul Mineral Resource during 2019.
Competent Persons
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource
Reuber Cota
MAusIMM
329 257
12 years
BSc (Geology), MSc (Geological
Engineering)
Nova Lima Sul is not sensitive to changes in
gold price.
Year-on-year changes in Mineral Resource

2019
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INTRODUCTION

Gold plant at Serra Grande

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AGA MINERAÇÃO – SERRA GRANDE
Americas
Introduction
Property description
Mineração Serra Grande (MSG or Serra Grande) is wholly owned by AngloGold Ashanti and is located in the northwest of Goiás State, central Brazil. It operates three underground and two open pit mines.
Location
Serra Grande is located 5km south of the town of Crixás, 420km from the Brazilian capital, Brasília and approximately 350km from the state capital of Goiás, Goiânia. Employing 1,120 persons in this largely rural area means that the mine is the principal economic activity in the region.
History
Exploration began in 1973 with a phase of detailed mapping and DD, which continued until 1976. The mining operation started up in 1986 in Mina III and the metallurgical plant start-up was in 1989. Serra
Grande production peaked at 193kozpa in 2006, supported by high grades. In 2009, the metallurgical plant was expanded to 1.3Mtpa to compensate for a declining grade-profile and in 2012 AngloGold
Ashanti acquired the 50% stake that belonged to the Kinross Group.
Legal aspects and tenure
Serra Grande has interests or agreements over 61,500ha in the Crixás greenstone belt through a series of
ANM mining leases and exploration permits. The mining concessions include:
•
002.286/1935, covering an area of 4,206.88ha
•
960.658/1987, covering an area of 1,946.89ha
•
860.746/2005, covering an area of 88.28ha
•
862.103/1994, covering an area of 125.41ha
•
804.366/1975, covering an area of 196.05ha
All concessions are currently active, in good legal and operational standing, and free of liabilities and/or major obligations. According to Brazilian mining law, the expiry of claims, licenses, and other tenure rights coincide with the depletion of Ore Reserve, cessation of mining operations and legally required post-operational activities (such as mine closure), provided all annual reports have been approved by the ANM. A new
Brazilian mining code is currently under discussion. However, it is not anticipated to change the company’s rights, which are already established.
Mining method
The Serra Grande operation comprises three underground mines, namely Mina III (including orebody IV,
V and Inga), Mina Nova (including Pequizão orebody) and Mina Palmeiras. The open pits mine the outcrop of
Mina III Inferior and Structure IV zones, and Pequizão. Three mining methods are used underground: sub-
level stoping (bottom-up and top-down), cut and fill, and room and pillar.
Operational infrastructure
Serra Grande operates a single tailings dam, which will support the LOM production with government environmental licensing in place. The water used in metallurgical processing comes from the underground mines. The state road GO-337 passes close to the operation providing access for logistics. The power for the mine is supplied and purchased in the open market.
Mineral processing
The metallurgical plant has the capacity of 1.5Mtpa, combining CIL and gravimetric circuits. The ore is blended to feed the crushing circuit with a capacity of 3,800tpd. There are two mills in operation, and 20 leaching tanks with a capacity of 4,800m
3
divided between preliming and cyanidation stages. Approximately
58% of gold is captured in the parallel gravity circuit. The rest of the gold is recovered by the CIL process to form the bullion that is sent to Nova Lima refining process.
Risks
There is no material risk to the Mineral Resource and Ore Reserve at Serra Grande.
An independent external Mineral Resource and Ore Reserve audit was undertaken in 2018 and found no fatal ﬂaws in process or output.
Geology
The Serra Grande gold deposits are hosted in a typical greenstone belt sequence. Two main deformational events have been identified in the region. The first one is a thrusting event (D1 from west to east) developed with irregular thrust ramp geometry. This event was responsible for stacking and inverting the stratigraphic sequences.
The second event (D2) was the thrusting of the Santa Terezinha sequence over the Crixás greenstone belt, folding the rocks (F2)
and generating the structural controls for gold mineralisation, generally parallel to the fold axis.

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Map showing Serra Grande Mine infrastructure and licences, with the total mining lease area insert shown in the top right corner
Crixás City
Mine III
Corpo V
Palmeiras Portal
Pequizão/
Mina Nova Portal
Mina III Portal
Mine village
Baru
X
Y
X
Y
X
Y
0
40
20
Km
Pequizão
Santos Reis
Palmeiras
0
0.5
1
1.5km
Licences
Mining
Mining application
Exploration
Exploration application
Mine infrastructure
Pits
Plant
TSF
Underground access
Planned infrastructure
Pits
Settlements
Towns
Villages
Roads
Main
Secondary
Insert
Total mining lease area
Map zoomed in area
Plant centroid co-ordinates
49°58’04”W, 14°34’25”S
0
20
40km
Insert: Total mining lease area

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AGA MINERAÇÃO – SERRA GRANDE  C O N T I N U E D
Americas
Plan view of the underground orebodies at Serra Grande (top), with sections across the individual orebodies (bottom four sections), elevation in metres below surface*
Structure Palmeiras
Structure IV
Structure III Inferior zone
Structure III Superior zone
Legend
Deposit type
The Serra Grande gold deposit is an orogenic mesothermal
deposit, associated with the development of shear zones which belong to the Upper Archaean Crixás Group.
Gold mineralisation is associated with metasediments and
metavolcanics from the Ribeirão das Antas and Rio Vermelho
formations respectively. The Crixás greenstone belt is surrounded by granitic gneiss terrains from the Ribeirão das Antas and Caiamar complexes and metasedimentary rocks from the Santa Terezinha
Group, which is part of the Goiás magmatic arc.
Mineralisation style
The mine is located in the Crixás greenstone belt sequence,
in the central portion of Brazil, and the main host rocks are metasedimentary sequences associated with metavolcanic basic rocks. Mineralisation at Serra Grande is associated with quartz veins and massive to disseminated sulphides in metasedimentary, metavolcanoclastic and metabasalt rocks, with differing degrees of hydrothermal alteration developed over orogenic stacked thrust layers (duplexes).
Mina Nova
2,400m
-400
-100
0
-500
-500
-1,000
-1,000
-500
-1,000
2,400m
2,400m
2,400m
A
C
G
E
B
D
H
F
Mina Nova
Goiabeira
Mangaba
Flamboyant
Mangaba
Mina III
Pequizão / Ingá
Mina II – inferior zone
Corpo 3,5
Corpo A
Corpo XI
Corpo IV
Ingá inferior zone
Pequizão
Baru
Ingá superior zone
* Surface is approximately 400m AMSL

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NW-SE Schematic section of the Mina Nova orebody, elevation in metres AMSL
Two main deformation events control the placement of
mineralisation at MSG. The first one is the principal thrust event
(east over west, called D1) which develops an irregular thrust ramp geometry with stacked and inverted the stratigraphic sequence.
The second event (D2) was the Santa Terezinha sequence
(magmatic arc) thrusting over Crixás greenstone belt, folding the rocks (F2) and generating structures that control the gold mineralisation, generally parallel to the fold axis.
Mineralisation characteristics
Geometry of the mineralised deposits is typically complex with pinch and swell, and folded and boudinage shapes, dipping
between 10 and 25° with greatest continuity along northwest
plunging structures (azimuth 290°).
The mineralisation has been split into four main domains called structures – Structure II, III, IV and Palmeiras. It occurs as stacked lenses, generally concentrated in the same high deformation
positions (with folds and disruptions) in the structures.
In Structure III, the mineralisation is located in quartz veins that are hosted in carbonaceous schists, where gold grades of up
to 8g/t can be found. Mina III (inferior zone) and Inga are typical of this. This structure is also associated with massive and
disseminated sulphides (mainly pyrrhotite and arsenopyrite) that occur in a sequence of hydrothermally-altered schists, commonly named superior zones. Other mineralisation includes arsenopyrite associated with quartz as veinlets in carbonaceous metapelite.
In Structure IV, the mineralisation comprises quartz veinlets and disseminated sulphide (pyrrhotite) hosted in graphite schists at
Pequizão. The mineralised zones are hosted in sericite and chlorite schists with massive and disseminated sulphide concentrated in folded zones. The ore shoots plunge to the northwest and dips vary between 6 and 35°. The Palmeiras structure is associated with hydrothermal alteration of metabasalts, with sericite, chlorite, carbonate and massive sulphides (pyrrhotite).
Exploration
In 2019, 283Koz of Mineral Resource additions, at an average cost of US$24/oz, occurred through drilling of 63,277m of DD.
Two new discoveries were made: Pitanga orebody hosted in
graphitic schists at structure III close to Mina Nova Mine and
Palmeiras South 3.5 orebody hosted in dolomites on structure 3.5.
Re-interpretation of existing orebodies was done for Corpo IV,
Corpo V and Limoeiro which resulted in an increase in ounces.
Target generation was done looking for shallow opportunities and using S2 stacking behavior to find new potential areas to test on 2020.
The 2019 Mineral Resource addition resulted from drilling to a grid of 100 x 50m which delivered primarily Inferred Mineral Resource.
Legend
Mafic dykes
Carbonate chlorite schist and biotite marble
Carbonaceous schist
Metabasic rock
Chlorite – garnet schist
Metagreywacke
Quartz vein
Orebody (grade +2.0g/t, thickness +2.0m)
Drill hole

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A G A M I N E R A Ç Ã O – S E R R A G R A N D E   C O N T I N U E D
Americas
Inclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Mina Nova Measured 1.67 2.89 4.84 0.16
Indicated 1.45 2.36 3.43 0.11
Inferred 1.54 2.78 4.28 0.14
Total 4.66 2.69 12.54 0.40
Mangaba Measured – – – –
Indicated 0.56 3.97 2.23 0.07
Inferred 1.62 3.49 5.64 0.18
Total 2.18 3.61 7.88 0.25
Mina III Measured 2.35 4.22 9.92 0.32
Indicated 2.22 3.51 7.80 0.25
Inferred 3.92 3.24 12.72 0.41
Total 8.50 3.58 30.43 0.98
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other
Measured 10 x 10, 20 x 10
Indicated 25 x 25, 40 x 20,
40 x 40, 50 x 20
–
Inferred 50 x 100, 100 x 50 – – – –
Grade/ore control 2 x 2, 10 x 10 – –
Exploration mapping at Serra Grande

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INTRODUCTION

Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Palmeiras Measured 0.28 2.99 0.84 0.03
Indicated 0.43 2.96 1.28 0.04
Inferred 0.79 2.68 2.11 0.07
Total 1.50 2.82 4.23 0.14
Palmeiras Sul Measured – – – –
Indicated 0.08 4.80 0.40 0.01
Inferred 0.44 6.30 2.74 0.09
Total 0.52 6.06 3.14 0.10
Pequizão Measured 0.73 2.85 2.09 0.07
Indicated 2.01 2.50 5.02 0.16
Inferred 2.63 2.57 6.76 0.22
Total 5.37 2.58 13.87 0.45
Cajueiro Measured – – – –
Indicated – – – –
Inferred 1.21 2.69 3.25 0.10
Total 1.21 2.69 3.25 0.10
Inga Measured 0.54 4.69 2.53 0.08
Indicated 1.70 4.34 7.37 0.24
Inferred 2.07 4.44 9.19 0.30
Total 4.31 4.43 19.09 0.61
Open pit Measured 1.21 3.35 4.06 0.13
Indicated 0.37 3.00 1.11 0.04
Inferred 0.12 2.96 0.36 0.01
Total 1.70 3.25 5.53 0.18
Stockpiles Measured 0.01 2.00 0.02 0.00
Indicated – – – –
Inferred – – – –
Total 0.01 2.00 0.02 0.00
Serra Grande
Total 29.96 3.34 99.98 3.21
Estimation
Grade estimation is performed by ordinary kriging using diamond,
RC and channel samples from the Serra Grande database. All
search distances are based on variographic studies
for each orebody/structure. Classification is done through a combination of conditional simulation and sample spacing studies.
Grade tonnage curves
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off
Serra Grande
Surface (metric)
0
1
2
3
4
5
13
12
11
10
9
8
7
6
5
4
3
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off
Serra Grande
Underground (metric)
0
1
2
3
4
5
6
7
8
9
10
30
25
20
15
10
5
0
25
20
15
10
5
0
Inclusive Mineral Resource   continued

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A G A M I N E R A Ç Ã O – S E R R A G R A N D E   C O N T I N U E D
Americas
2.8
3.0
3.2
3.4
3.6
3.8
4.0
4.2
0.00
0.00
2018
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2019
Serra Grande
Total (Moz)
0.00
(0.76)
0.00
(0.15)
0.28
0.00
3.84
0.00
3.21
Changes are mainly due to depletions offset by exploration additions at Mangaba, Palmeiras South 3.5 and Pitanga. The MSO method, used to constrain the underground Mineral Resource, reduced the Mineral Resource.
Year-on-year changes in Mineral Resource
Exclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Serra Grande Measured 4.96 3.81 18.91 0.61
Indicated 5.22 3.24 16.90 0.54
Inferred 13.66 3.28 44.73 1.44
Total 23.84 3.38 80.55 2.59
The exclusive Mineral Resource consists of the near mine exclusive Mineral Resource and that from the Cajueiro deposit, which is located
10km from the Serra Grande site. At Serra Grande the exclusive Mineral Resource consists of:
•
Inferred Mineral Resource within the operating mines, partially upgraded through infill drilling guided by the production plan
•
That portion of the Mineral Resource that is not currently economically feasible at the Ore Reserve price
•
That portion of the Mineral Resource that requires economic studies
Mineral Resource below infrastructure
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Serra Grande Measured 2.44 3.16 7.73 0.25
Indicated 2.68 3.31 8.86 0.28
Inferred 9.44 3.60 33.94 1.09
Total 14.56 3.47 50.53 1.62
80% of Inferred Mineral Resource is below infrastructure. In addition, some Indicated and Measured Mineral Resource from Inga, Palmeiras,
Pequizão and Mina III orebodies are also below infrastructure.

2019
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INTRODUCTION

1,200
1,400
1,600
25
20
15
10
5
0
-5
-10
-15
-20
Serra Grande
Percentage change
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade
The Mineral Resource at Serra Grande is very
sensitive to changes in gold price. There is a 13%
upside in ounces at a higher Mineral Resource price
and 11% downside in ounces at a lower Mineral
Resource price.
Ore Reserve
Ore Reserve
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Mina Nova Proved 0.34 2.64 0.89 0.03
Probable 0.35 2.72 0.96 0.03
Total 0.69 2.68 1.85 0.06
Mina III Proved 0.40 3.70 1.49 0.05
Probable 0.31 2.82 0.86 0.03
Total 0.71 3.32 2.35 0.08
Palmeiras Proved 0.02 3.30 0.07 0.00
Probable 0.01 3.69 0.05 0.00
Total 0.04 3.46 0.12 0.00
Palmeiras Sul Proved – – – –
Probable 0.03 4.22 0.14 0.00
Total 0.03 4.22 0.14 0.00
Pequizão Proved 0.26 2.44 0.64 0.02
Probable 0.30 2.89 0.86 0.03
Total 0.56 2.68 1.50 0.05
Inga Proved 0.13 2.68 0.34 0.01
Probable 1.13 3.97 4.47 0.14
Total 1.25 3.84 4.82 0.15
Open pit Proved 0.39 2.41 0.95 0.03
Probable 0.42 2.33 0.97 0.03
Total 0.81 2.37 1.92 0.06
Total stockpiles Proved 0.01 2.00 0.02 0.00
Probable – – – –
Total 0.01 2.00 0.02 0.00
Serra Grande
Total 4.10 3.10 12.71 0.41
Estimation
Serra Grande Ore Reserve is estimated using the Mineral Resource and by applying modifying factors based on historic performance. The gold price, projected operational performance and costs, as well as metallurgical recoveries, are taken into consideration in determining the Ore Reserve. Mining parameters such as the mining method, minimum mining width, MCF, dilution and recovery are all applied in the process.
Inclusive Mineral Resource sensitivity

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A G A M I N E R A Ç Ã O – SERRA GRANDE   C O N T I N U E D
Americas
Visible gold at Mina III, Serra Grande
Ore Reserve modifying factors
as at 31 December 2019
Gold
price
US$/oz
Exchange
rate
US$/BRL
Cut-off
grade
g/t Au
Stoping
width
cm
Dilution
%
Dilution
g/t
MRF
% (based
on tonnes)
MCF
%
MetRF
%
Mina Nova 1,100 3.85 1.77 300.0 21.0 0.0 86.0 95.0 93.3
Mina III 1,100 3.85 1.77 180.0 21.0 0.0 86.0 95.0 94.6
Palmeiras 1,100 3.85 1.77 400.0 21.0 0.0 86.0 95.0 94.8
Palmeiras Sul 1,100 3.85 1.77 500.0 21.0 0.0 86.0 95.0 95.7
Pequizão 1,100 3.85 1.77 300.0 21.0 0.0 86.0 95.0 93.3
Inga 1,100 3.85 1.77 400.0 21.0 0.0 86.0 95.0 95.3
Open pit 1,100 3.85 0.92 500.0 10.0 0.0 90.0 95.0 92.4
Total stockpiles 1,100 3.85 0.60 – – – – – 60.0
Inferred Mineral Resource in business plan
as at 31 December 2019
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Mina Nova 0.52 3.11 1.63 0.05
Mina III 1.29 3.78 4.88 0.16
Palmeiras 0.15 3.31 0.50 0.02
Palmeiras Sul 0.50 3.77 1.88 0.06
Pequizão 0.82 2.37 1.94 0.06
Inga 0.35 4.99 1.77 0.06
Open pit 0.10 2.73 0.27 0.01
Total 3.74 3.44 12.87 0.41
These figures represent Inferred Mineral Resource within the operational business plan. This represents 44% of the business plan for the first five years. No Inferred Mineral Resource is considered in Ore Reserve reporting.

2019
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Year-on-year changes in Ore Reserve
2018
Depletion
Exploration
Methodology
Price
Cost
Metallurgical
Other
Revenue factor
Acquisition/
disposal
2019
Serra Grande
Total (Moz)
Geotechnical
0.20
0.25
0.30
0.35
0.40
0.45
0.50
(0.14)
0.39
0.04
0.07
0.00
0.06
0.06
0.00
(0.03)
(0.04)
0.00
0.41
There is a year-on-year increase in the Ore Reserve. The main changes were due to depletions offset by exploration, lower cost, model changes and geotechnical changes.
Ore Reserve sensitivity
1,000
1,100
1,200
10
5
0
-5
-10
-15
-20
-25
-30
Serra Grande
Percentage change
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade
Competent Persons
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource Marcelo Campos MAusIMM 328 667 14 years BA (Geology), MSc
Ore Reserve Paulo Belo FAusIMM 333 747 6 years BSc Eng (Mining)
The Serra Grande Ore Reserve is highly sensitive
to a reduction in gold price. There is a 3% upside
in ounces at a higher Ore Reserve price and 21%
downside in ounces at a lower Ore Reserve price.
Ore Reserve below infrastructure
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Serra Grande Proved 0.29 2.28 0.65 0.02
Probable 1.69 3.59 6.07 0.20
Total 1.98 3.40 6.73 0.22
The Ore Reserve below infrastructure is the Ore Reserve below the main decline and inter-levels.

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COLOMBIA
Americas
C
olombia has three greenfields
projects: La Colosa, Quebradona
and Gramalote.
200km
0
LEGEND
1
Gramalote (51%)
2
Quebradona
(1)
3
La Colosa
COLOMBIA
Ibagué
Cali
Quibdó
Medellin
Bogotá
2
3
1
We are currently responsible for the
management of the Gramalote JV (AngloGold
Ashanti, 51% and B2Gold, 49%).
The companies have agreed that B2Gold
will sole fund the next $13.9 million of
expenditures on the Gramalote Project
following which B2Gold will hold a 50%
ownership interest in the JV. In the interim
B2Gold has assumed management of the JV.
Nuevo Chaquiro, wholly owned by AngloGold
Ashanti, is a significant copper-gold porphyry
located within the Quebradona project.
B2Gold is not participating in the exploration
expenditure and its interest in the project
has been converted to a profit share.
The Quebradona project is situated in the
Middle Cáuca region of Colombia, in the
Department of Antioquia, 60km southwest
of Medellin.
The wholly owned La Colosa project is
currently under force majeure until the
necessary environmental permits are issued.
As at December 2019, the gold Mineral
Resource (inclusive of Ore Reserve) for
Colombia was 38.5Moz (2018: 37.1Moz) and
Ore Reserve was 4.3Moz (2018: 4.0Moz).
The copper Mineral Resource for Colombia
was 9,677Mlb (2018: 7,954Mlb) and Ore
Reserve was 3,068Mlb (2018: 2,769Mlb).
Exclusive Mineral Resource
Ore Reserve
Inclusive Mineral Resource
1.1Moz
(3%)
Measured
28.4Moz
(74%)
Indicated
9.0Moz
(23%)
Inferred
1.1Moz
(3%)
Measured
24.1Moz
(71%)
Indicated
9.0Moz
(26%)
Inferred
4.3Moz
(100%)
Probable
GOLD
(1)
Change in ownership to 100% as B2Gold’s
shareholding has been converted to a share of profits

2019
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Geologist and field assistants organising daily activities
Exclusive Mineral Resource
Ore Reserve
Inclusive Mineral Resource
1,406Mlb
(15%)
Measured
3,981Mlb
(41%)
Indicated
4,290Mlb
(44%)
Inferred
1,406Mlb
(21%)
Measured
913Mlb
(14%)
Indicated
4,290Mlb
(65%)
Inferred
3,068Mlb
(100%)
Probable
COPPER

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ADMINISTRATIVE INFORMATION

GRAMALOTE
Americas
Introduction
Property description
Gramalote is a JV between AngloGold Ashanti (51%) and B2Gold (49%), with AngloGold Ashanti being the manager, through the operating company Gramalote Colombia Limitada. The companies have agreed that B2Gold will sole fund the next $13.9 million of expenditures on the Gramalote Project following which
B2Gold will hold a 50% ownership interest in the JV. In the interim B2Gold has assumed management of the JV.
The project’s Mineral Resource comprises ounces from three orebodies, namely Gramalote Central,
Monjas and Trinidad.
Location
The Gramalote property is located near the towns of Providencia and San Jose del Nus within the municipality of San Roque, northwest Department of Antioquia. It is approximately 230km northwest of the Colombian capital of Bogota and 124km northeast of Medellin which is the regional capital of the
Antioquia Department.
History
The region encompassing Gramalote has a long history of artisanal gold mining. Gramalote itself has had small scale artisanal mining for several decades prior to exploration work and the discovery by AngloGold
Ashanti. Development of the Gramalote project commenced with a scoping study in 2009. A number of studies followed, leading to submission of a PFS in late 2013 which did not meet investment hurdles.
From 2014 to 2017, intensive work was undertaken by all technical disciplines to identify ways to improve the project economics. The main changes were an improved orebody model, grade streaming to increase the feed grade in the early years and early treatment of oxide ore that overlies the main sulphide Mineral
Resource. An enhanced PFS report was completed in September 2017, which supported the reporting of a maiden Ore Reserve. In 2019, further geological refinement improved the project economics. The project has now progressed to FS stage.
Legal aspects and tenure
Gramalote comprises one integrated exploitation concession and one exploration concession which was granted in June 2019. The first, the 14292 concession totalling 8,720.71ha, expires on 3 April 2043 and contains the Gramalote and Monjas anomalies. The second is the 4894 concession which is 2,292.81ha and hosts the Trinidad anomaly. This concession expires in June 2021 but can be extended by 11 years if required.
In 2016, the project received its environmental and construction permits to operate for the LOM.
According to Colombian mining law the exploration phase begins as soon as the concession contract is registered in the National Mining Registry. The total period for the concession contract (exploration, installation and construction, and exploitation) is 30 years, which may be renewed for an additional
20-year period. Under Colombian mining law, producing mines are subject to a federal royalty of 4%
on 80% of the value of gold and silver production. Thus Gramalote’s net royalty is 3.2 % on gold and silver production.
Mining method
Gramalote is surface low-grade gold deposit comprising three main deposits. The PFS concluded that the project is suitable to be operated as a conventional open pit, employing 520t class shovels and
228t trucks, with a strip ratio of 2.51 and an average mining rate of 47Mtpa (max 60Mtpa). The LOM is estimated at 14 years (plus one year of pre-stripping).
Operational infrastructure
Currently the project has only field infrastructure that supports exploration and FS studies. Key infrastructure planned includes: TSF, waste rock facility, site water management, including a major creek diversion, roads and bridges, central workshop, offices and camp, as well as a metallurgical plant.
Power is expected to be supplied to the Gramalote project from the national power grid.
Mineral processing
While the metallurgical design may change in the FS, the PFS design is as follows:
•
Processing by two parallel semi-autogenous grinding streams, one treating 11.3Mtpa of sulphide ore and the other 4.1Mtpa of oxide ore, switching to sulphide once the oxide is exhausted
•
Gold recovery post milling by ﬂotation and concentrate leach in two separate circuits for sulphides and oxides
•
Conventional tailings deposition

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Risks
The low grade Inferred Mineral Resource has low confidence and therefore represents a high risk part of the Mineral Resource due to the broad drill spacing. As a risk mitigation action, grade control test blocks were drilled to confirm short scale continuity, mineralisation geometry and geological contacts. In
November 2019 a 40,000m drilling programme commenced across the anomalies to reduce risk and verify projected upside This will be completed during 2020.
Poor digitising practices by the Colombian authorities of the 11 original licences that make up the main mining licence concession (14292), have created slithers of open ground that cross the Gramalote deposit. These have been claimed by a third party (Zonte Metals).
While AngloGold Ashanti believe that Zonte does not have a valid claim, Zonte is proceeding with legal action against the Secretaria de Minas (Secretary of Mines) for the Department of Antioquia, for not titling an exploration application for the open ground.
A number of Ore Reserve risks have been recognised, all of which have detailed risk mitigation strategies in place, including:
•
Artisanal miners within the project footprint area that could be formalised at arms length using NGOs and Government agencies that guide, fund and regulate their activities
•
The 2018 baseline study identified 271 social economic units that may have to be relocated and resettled
•
The land acquisition process has been successful. A total of ~3,132ha has been acquired (63.6%),
567ha in promise of sale, and 635ha under special acquisition process. The total land pending to be acquired amounts ~590ha (12%).
Map showing Gramalote project planned infrastructure and licenses, with the total mining lease area insert shown in the top right corner
San José
del Nus
Monjas
Gramalote
Trinidad
Cristales
Providencia
ML 14292
4894
4894
to San Roque
4894
ML14292
ML6194
0
1.5
0.75
Km
ML6195
1
0
1
2km
Licences
Mining
Exploration Licence
Planned Mine Infrastructure
Pits
Plant
Tailings
Waste Rock Facility
Settlements
Villages
Roads
Main
Secondary
Insert
Total mining lease area
Map zoomed in area
Plant centroid co-ordinates
75°00’00”W, 08°30’00”N
0
0.75
1.5km
Insert: Total mining lease area

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GRAMALOTE  C O N T I N U E D
Americas
Geology
The Gramalote property is located in the northern portion of
Colombia’s Central Cordillera. The terrain is completely underlain by medium to coarse-grained biotite ± hornblende ± tonalite and granodiorite of the Cretaceous Antioquia Batholith.
Drilling within an extensive mineral tenement block of some
11,000ha (exclusively retained under licence by the JV) identified three distinct mineral deposits: Gramalote Central, Trinidad, and
Monjas West. These are all of similar mineralisation and alteration, with vertical to sub-vertical mineralised zones extending from tens of metres to over 200m, with variable lengths up to 1km and extending to depths of several hundreds of metres.
Deposit type
Gramalote is a pluton-related, mesothermal gold deposit genetically related to the host intrusion. The alteration and mineralisation is structurally controlled, restricted to small halos along veins, sheeted veins and stockwork arrays with sulphide content being less than
5%. Observations indicate that the alteration of the host rock is directly related to ﬂuids evolved from the cooling pluton resulting in pegmatites, aplites and K-feldspar alteration.
Mineralisation style
The Gramalote deposit is an intrusive hosted, structurally
controlled, quartz stockwork system. Mineralisation is controlled by northeast to southwest trending strike-slip shear zones, north-
northwest to south-southeast trending extensional shear zones and dilational fractures. Gold mineralisation is associated with stockwork veining and in particular quartz with fine pyrite veins, quartz-carbonate veins, and quartz with coarse pyrite veins.
Alteration occurs as both broad zones and narrow selvedges
around veins. The intensity of the alteration is directly related to both the frequency of veins and their size. The wider the vein, the wider the alteration selvedge, ranging from a few millimetres around isolated veinlets to tens of centimetres around thick veins.
In zones of stockwork, or where several veins are close enough to merge their selvages, the alteration halo is wider. The potassic alteration event is associated with Type I and Type II veins and it is characterised by a selvedge of K-feldspar with disseminated pyrite. The white-mica event is characterised by a less pervasive distribution than the potassic event and it is restricted to selvages of a few centimetres wide around the Type III veins (quartz ± calcite
± white mica ± pyrite ± chalcopyrite). It is not associated with wide veins, and it does not carry high gold grades.
Mineralisation is closely linked to alteration and is therefore structurally controlled. The mineralisation is vein hosted, either in sheeted veins or in local stockworks. Three stages of mineralisation are identified and associated with vein and alteration types:
•
Quartz ± calcite ± pyrite is an assemblage of fine-grained quartz and calcite with very fine grained pyrite. This vein type generally does not contain gold.
•
Quartz ± pyrite ± chalcopyrite ± gold is the most important gold host, typically associated with K-feldspar (potassic) selvedges where gold occurs within fractures in pyrite, along with
chalcopyrite.
•
Quartz ± calcite ± white mica selvedges where veining is
commonly barren but can show moderate gold grades
(up to 20g/t).
Mineralisation characteristics
Gold mineralisation is associated with three overprinting, texture destructive, alteration assemblages including potassic, quartz-
sericite and sericite carbonate. Within these alteration zones, anomalous gold mineralisation is associated with three specific types of stockwork quartz veining. These include quartz veinlets with fine-grained pyrite, quartz carbonate veinlets and quartz veinlets with granular pyrite. The saprolite (oxide) and saprock
(transition) portions of the deposit constitute a small percentage of the mineralisation. Saprolite thickness is variable from 5 to 30m with an average thickness of 15m.
Petrographic work indicates the gold occurs as five to 20 micron sized particles associated with fractures and inclusions within pyrite and cavities associated with sulphosalts (aikinite (PbCuBiS
3
),
matildite (AgBiS
2
)). The silver to gold ratio is approximately 1:1.
Exploration
Exploration by AngloGold Ashanti between 2003 and 2007
comprised both regional exploration programmes as well as
DD in the main Gramalote Central area. Surface mapping and
rock and soil sampling identified an exploration target extending over an area of more than 1km
2
centered around Gramalote
Ridge. This mineralisation is contained within numerous tens-
of-metre sized, structurally-related corridors which commonly contain mineralisation exceeding 1g/t gold. Regional exploration programmes involving infill soil geochemistry, surface trenching, and mapping and sampling, were carried out on several targets adjacent to Gramalote Ridge.
Highlights from the exploration work to date on the Gramalote property include positive metallurgical test results with recoveries in excess of 90%, as well as encouraging drill results from Gramalote
Central and the outside targets which indicate the potential for a larger Mineral Resource.
Exploration drilling has been carried out on six drill targets located within 4km of the current Gramalote Central Mineral Resource including Monjas West, Trinidad, Topacio, Monjas East, La
Maria and El Limon, with the aim to add new Inferred Mineral
Resource. All of these targets have similar geological, alteration and mineralisation characteristics to Gramalote Central. A total of
45,118m in 132 drill holes has been completed since October 2010 on the six satellite targets outside Gramalote Ridge. Results to date clearly indicate upside potential.

2019
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NW-SE Geological cross-section through Gramalote Central pit, elevation in metres AMSL
Positive gold intersections have been returned in Monjas West and
Trinidad, located 2km west-southwest along strike and 3km north-
northwest of Gramalote Central Mineral Resource respectively and are therefore viewed as satellite deposits. A total of 3,489m of drilling in 211 drill holes has been completed in the saprolite
(oxide ore) profile at Gramalote Central during 2015 and 2016. The objective of this drilling programme was to improve the definition of the low-grade saprolite Mineral Resource. As a result, the grade of the saprolite ore has been confirmed and the risk associated with the low core recovery reduced.
A total of 11,380m of sterilisation drilling was carried out from 2012 to 2017 with the intention of confirming the absence of potential mineralisation in areas where key infrastructure is located. Key locations sterilised are the tailings dam, waste dumps as well as La Maria and San Antonio plant site locations. No significant mineralisation was identified in these areas. In addition to this, an extensive RC drilling campaign was conducted to validate the UC estimation technique and completed approximately 14,000m of RC drilling on Gramalote Hill (180 drill holes drilled at an average depth of ~80m). The drilling was done on three platforms of approximately
200 x 100m each, on a drilling pattern of 12.5 x 12.5m (spacing simulates a grade control block that might be used during the mine operation).
A 40,000m drilling programme for the Gramalote orebodies,
of which 36,000m is planned for the main Gramalote orebody,
commenced in 2019. This will be completed in 2020 and will
include a Mineral Resource model update.
Projects
A successful PFS was completed in 2017, which supported the
reporting of a maiden Ore Reserve. A SAMREC Table 1 was
compiled in 2017 and can be found on the company’s website.
Additional optimisation studies were undertaken in 2019.
NW
SE
800
700
600
500
400
250m
Legend
Soils
Veins & Veinlets
Saprolite
Diorite
Saprolitised Rock
Acid Dykes
Tonalite – Granodiorite

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GRAMALOTE  C O N T I N U E D
Americas
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other
Measured – – – – – –
Indicated 50 x 50 – – – –
Inferred 100 x 100 – – –
Grade/ore control 12.5 x 12.5 – – – –
The classification of the Mineral Resource was done by AngloGold Ashanti’s internal 15% error with 90% confidence rule using conditional simulation.
Exploration mapping at Gramalote

2019
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INTRODUCTION

Exclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Gramalote
Measured
–
–
–
–
Indicated
19.21
0.40
7.69
0.25
Inferred
63.84
0.52
33.20
1.07
Total
83.04
0.49
40.89
1.31
The exclusive Mineral Resource includes the Gramalote Central, Trinidad and Monjas West Inferred Mineral Resource and a portion of the
Indicated Mineral Resource not included in the Gramalote Central designed pit.
Grade tonnage curve
Gramalote
Surface (metric)
Cut-off grade (g/t)
Tonnes above cut-off Average grade above cut-off
0.2 0.4 0.0 0.6 0.8 1.0 1.2 1.4 1.6 1.8 1.9
50
100
0
150
200
250
300
350
400
450
0.25
0.00
0.75
0.50
1.25
1.00
1.75
1.50
2.25
2.00
2.50
Estimation
For the 2017 PFS, results from approximately 145,000m of drilling
(87,900m at Gramalote Central, 11,250m at the Trinidad area
and 17,850m at Monjas West area) were used to support the
estimation of the Mineral Resource. Mineral Resource modelling was performed using a geological model based on alteration, vein abundance and gold grade. Assay gold grades were composited
to 2m down-hole intervals and outliers were capped based on the distribution observations using probability plots for each estimation domain. A geostatistical technique, LUC, was used to estimate block grades and quantify the effect of selective mining.
In 2019, an updated Mineral Resource model was generated
for the main Gramalote orebody and this incorporated the new grade control information. The updated Mineral Resource was
not incorporated as yet into the Mineral Resource, but used in the updated studies in 2019.
Inclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Gramalote Central (oxide)
Measured
–
–
–
–
Indicated
3.49
0.60
2.10
0.07
Inferred
6.61
0.55
3.62
0.12
Total
10.09
0.57
5.71
0.18
Trinidad (oxide)
Measured
–
–
–
–
Indicated
–
–
–
–
Inferred
9.17
0.55
5.01
0.16
Total
9.17
0.55
5.01
0.16
Monjas West (oxide)
Measured
–
–
–
–
Indicated
–
–
–
–
Inferred
2.73
0.51
1.39
0.04
Total
2.73
0.51
1.39
0.04
Gramalote Central (sulphide)
Measured
–
–
–
–
Indicated
79.43
0.76
60.27
1.94
Inferred
16.17
0.58
9.31
0.30
Total
95.60
0.73
69.58
2.24
Trinidad (sulphide)
Measured
–
–
–
–
Indicated
–
–
–
–
Inferred
17.91
0.41
7.42
0.24
Total
17.91
0.41
7.42
0.24
Monjas West (sulphide)
Measured
–
–
–
–
Indicated
–
–
–
–
Inferred
11.24
0.57
6.45
0.21
Total
11.24
0.57
6.45
0.21
Gramalote
Total
146.75
0.65
95.56
3.07

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GRAMALOTE  C O N T I N U E D
Americas
Ore Reserve
Ore Reserve
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Gramalote Central (oxide) Proved – – – –
Probable 2.96 0.68 2.00 0.06
Total 2.96 0.68 2.00 0.06
Gramalote Central (sulphide) Proved – – – –
Probable 60.74 0.87 52.67 1.69
Total 60.74 0.87 52.67 1.69
Gramalote
Total 63.71 0.86 54.67 1.76
Only Gramalote Central is considered for the Ore Reserve statement.
Estimation
The Gramalote pit was designed based on an optimisation that included all haul roads, waste dumps and pit. The design was scheduled and financially modelled to obtain the Ore Reserve.
2.0
2.2
2.4
2.6
2.8
3.0
3.2
3.4
0.00
0.00
2018
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2019
Gramalote
Total (Moz)
0.00
0.00
0.00
0.00
0.00
0.00
3.07
0.00
3.07
Year-on-year changes in Mineral Resource
There is no change in the year-on-year Mineral Resource.
1,200
1,400
1,600
15
10
5
0
-5
-10
-15
Gramalote
Percentage change
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade
Inclusive Mineral Resource sensitivity
As a low grade deposit, Gramalote is very sensitive
to a drop in gold price. There is a 7% upside in
ounces at a higher Mineral Resource price and 9%
downside in ounces at a lower Mineral Resource price.

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Ore Reserve modifying factors
as at 31 December 2019
Gold
price
US$/oz
Exchange
rate
US$/COP
RMF
% (based
on tonnes)
RMF
% (based
on g/t)
MRF
% (based
on tonnes)
MRF
% (based
on g/t)
MCF
%
MetRF
%
Gramalote Central (oxide) 1,100 2,900 100.0 100.0 100.0 100.0 100.0 83.9
Gramalote Central (sulphide) 1,100 2,900 100.0 100.0 100.0 100.0 100.0 95.0
Inferred Mineral Resource in business plan
as at 31 December 2019
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Gramalote Central (oxide) 3.79 0.63 2.39 0.08
Gramalote Central (sulphide) 5.58 0.62 3.47 0.11
Total 9.37 0.62 5.86 0.19
With appropriate caution, a small portion of Inferred Mineral Resource is within the business plan but is not considered material. This accounts for 10% of the business plan.
2018
Depletion
Exploration
Methodology
Price
Cost
Metallurgical
Other
Revenue factor
Acquisition/
disposal
2019
Geotechnical
1.70
1.71
1.72
1.73
1.74
1.75
1.76
1.77
0.00
1.76
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
1.76
Gramalote
Total (Moz)
There is no change in the Ore Reserve year-on-year.
1,000
1,100
1,200
6
4
2
0
-2
-4
-6
Gramalote
Percentage change
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade
Ore Reserve sensitivity
Competent Persons
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant experience Qualification
Mineral Resource Claudio Devaux MAusIMM 315 689 33 years BSc Hons (Geology)
Ore Reserve Marcelo Roldan MAusIMM 324 958 23 years BSc Hons (Mining Engineering)
Gramalote is insensitive to a change in the Ore
Reserve gold price. There is a 1% upside in ounces
at a higher Ore Reserve price and 1% downside in
ounces at a lower Ore Reserve price.
Year-on-year changes in Ore Reserve

SOUTH AFRICA
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ADMINISTRATIVE INFORMATION

LA COLOSA
Americas
Introduction
Property description
The exploration project is wholly owned by AngloGold Ashanti. It is in its third year of force majeure and the project is on hold.
Location
The project is located 150km west of the Colombian capital city, Bogota, and 30km west of the major town of Ibague, which is the capital of the Tolima Department and the location of local government entities monitoring the project.
History
Mineralisation at La Colosa was discovered by AngloGold Ashanti’s Colombian greenfields exploration team in 2006. Drilling commenced in 2007 and a conceptual study was completed in 2008.
Legal aspects and tenure
The La Colosa exploration permits (integration of EIG-163, EIG-166, EIG-167, GLN-09261X, HEB-169
and GGF-151) have been consolidated so that the property now comprises of only one exploration permit, namely EIG-163 which totals 9,210ha. The combined lease is in its third year of exploration and it expires on
28 February 2037.
Colombian mining law concerning duration of tenure states that the exploration phase begins as soon as the concession contract is registered in the National Mining Registry. The total period for the concession contract
(exploration, installation, construction, and exploitation) is 30 years, which may be renewed for an additional
20-year period.
Mining method
The project is still under development and a number of options were being investigated before force majeure was declared.
Operational infrastructure
Currently, the project has field infrastructure that supports access to the Mineral Resource with roads, accommodation, office and surface infrastructure for pre-logging and organisation of the drilling core. There is a core shed facility in the city of Ibague where geological and geometallurgical logging are performed.
However, all work has stopped.
Mineral processing
The project is currently at an early stage however ﬂotation of sulphide ore is being considered as a treatment option.
Risks
The La Colosa project is currently at an early stage and has identified a number of possible technical options all of which are capital intensive. The political risks associated with the mining industry in Colombia, specifically in the Tolima Department, must also be considered. The delineation of the Los Nevados Páramo by Resolution 1987 is considered a risk to the Mineral Resource and is currently being contested. This puts
13.99Moz of Mineral Resource at risk. The failure to grant environmental permits for site operations has hampered progress and it is the reason that force majeure was accepted by the government.
Geology
Deposit type
The La Colosa project is centered on a late Miocene (8.1Ma)
multi-phase diorite porphyry gold complex intruded into reduced
Paleozoic metasedimentary rocks. Although the porphyry system is generally copper-poor, a 0.1 to 0.2% copper anomaly associated with molybolenum (>150ppm) occurs laterally and at depth. The highest grade gold mineralisation is closely associated with a suite of early porphyry intrusions/breccias with potassic, sodic-calcic alteration, high intensity of gold sulphide veinlets, and sulphur values generally exceeding 2.5%. The multiphase diorite porphyry gold complex can be divided into three phases (early, intermineral and late) and is elliptical in shape with a known maximum north-
south extent of at least 1,200m. The complex strikes N10W with a dip of 75 east-northeast, with the contacts to the surrounding country rock mostly structurally bound. Intermineral and late dacitic dykes extend both north and south into the foliated schistose hornfels.
Previous extension drilling has better defined the porphyry contacts and high-grade mineralisation along structural corridors. Additional upside for mineralisation occurs to the north-west of the porphyry.
Mineralisation style
Preliminary studies on the mineralogy, ﬂuid inclusion assemblages and geochemistry indicate that a younger hydrothermal event
overprints a previous porphyry style mineralisation event. These younger veinlets consist of quartz (colloform-crustiform texture)
together with adularia and gold with narrow alteration halos of illite, sericite and carbonates. A distinct temperature-salinity environment marks this high grade ore zone (>2g/t gold average), which is spatially and genetically controlled by a north-trending corridor of tension gashes, crossing the magmatic complex and extending
towards the metamorphic rocks in the northern areas.

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Mineralisation characteristics
Three types of porphyry-style hydrothermal alteration are
associated with the magmatic activity:
•
Potassic alteration (mainly secondary biotite), which occurs as pervasive replacement of ferromagnesian minerals and host rock matrix in the early and intermineral phase intrusions
•
Sodic-calcic alteration (albite ± actinolite ± epidote), which is confined to centimeter scale patches in the early and intermineral stage rocks
•
Propylitic alteration (chlorite ± epidote ± albite ± carbonates)
within the late magmatic stage
Multiphase silicification occurs within the schistose metamorphic rocks. Six major types of veinlets have been identified at the La
Colosa project area. The veinlets occur in the magmatic rocks as well as in the metamorphic rocks. The veinlet sequence is (from oldest to youngest): EB-type, A-type, M-type, S-type, D-type, and
CC-type.
Map showing La Colosa project planned pit and licenses
Tunnel de La Linea
exclusion zone
to Calarca
EIG-163
Cajamaca
0
1
2
3km
Licences
Exploration
Planned Mine Infrastructure
Pits
Settlements
Villages
Roads
Main
Secondary
Pit co-ordinates
75°29’31”W, 4°27’47”N

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LA COLOSA   C O N T I N U E D
Americas
W-E Geological cross-section through La Colosa, elevation in metres AMSL
Exploration
A total of 148,062m has been drilled to date. Three additional compliance drill holes (800m) and one geotechnical-hydrogeology drill hole was completed in 2017 before activities were suspended in early 2017.
Geometallurgical studies related to comminution modelling focused on obtaining hardness parameters have been undertaken while
additional metallurgical comminution tests have been carried out for poorly represented areas. This metallurgical data has been correlated with multi-element assay and spectral mineralogical data to obtain proxies for metallurgical parameters. Some 43,529m
(153 drill holes) have been spectrally scanned using a sisuMobi system equipped with a red-green-blue (RGB) camera and a
shortwave infrared camera.
Projects
All project work has been stopped and the company applied for force majeure which was granted by the government. It was on that basis that the environmental permits were unduly delayed, as was permission to work in the area around the La Linea tunnel.
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other
Measured
–
–
–
–
–
–
Indicated
75 x 75
–
–
–
–
Inferred
100 x 100
–
–
–
–
Grade/ore control
–
–
–
–
–
–
The average drill spacing of 100 x 100m has been reviewed according to AngloGold Ashanti’s Mineral Resource classification criteria and accordingly, Indicated Mineral Resource has been defined for areas with a drill spacing of less than 75 x 75m.
Pyroclastic fall deposits
Late magmatic rocks
Intermineral magmatic rocks Early magmatic rocks Schistose wallrock ore zone
0.5g/t au,
1.5g/t au,
2.0g/t au
Legend

2019
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CONTINENTAL AFRICA
INTRODUCTION

View of La Colosa surface infrastructure
Inclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Open pit
Measured
–
–
–
–
Indicated
833.49
0.87
726.31
23.35
Inferred
217.89
0.71
154.86
4.98
La Colosa
Total
1,051.38
0.84
881.17
28.33
Cut-off grade (g/t)
Tonnes above cut-off Average grade above cut-off
La Colosa
Surface (metric)
0.0 0.2 0.4 0.6 0.8 1.0 1.2
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1.9
1.7
1.5
1.3
1.1
0.9
0.7
0.5
Estimation
At La Colosa, approximately 148,062m of drilling supports the estimation of an Indicated Mineral Resource. Gold grades were estimated using ordinary kriging, which was performed into a block size of 50 x 50 x 10m using wireframed lithological domains in a grade-based mineralisation envelope. Estimates were also undertaken for the waste surrounding the mineralisation. All available geological drill holes, surface sampling and mapping information was validated and used in the modelling process.
The La Colosa Mineral Resource is reported at a cut-off grade of
0.35g/t and it has been classified on the basis of kriging variance related to drill hole spacing.
Grade tonnage curve

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Year-on-year changes in Mineral Resource
23
24
25
26
27
28
29
30
0.00
0.00
2018
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2019
La Colosa
Total (Moz)
0.00
0.00
0.00
0.00
0.00
0.00
28.33
0.00
28.33
Inclusive Mineral Resource sensitivity
1,200 1,400 1,600
6
4
2
0
-2
-4
-6
La Colosa
Percentage change
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade
Competent Persons
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource
Pablo Noriega
MAusIMM
315 688
21 years
BSc Hons (Geology)
Exclusive Mineral Resource
The La Colosa project currently does not have any declared Ore Reserve and the exclusive and inclusive Mineral Resource numbers are therefore identical.
There were no year-on-year changes in Mineral Resource.
LA COLOSA   C O N T I N U E D
Americas
La Colosa is a high tonnage, low grade Mineral
Resource which is insensitive to gold price. There is a
1.7% upside in ounces at a higher Mineral Resource
price and 2% downside in ounces at a lower Mineral
Resource price.

2019
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Exploration field work at Quebradona

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ADMINISTRATIVE INFORMATION

QUEBRADONA
Americas
Introduction
Property description
The Quebradona project is a JV between AngloGold Ashanti and B2Gold and has completed a conceptual study (2016) as well as a PFS (2018), which supported the reporting of a maiden Ore Reserve. The project has progressed to a FS. During 2019 B2Gold participation dropped below 5 % which triggered AngloGold becoming the 100% owner.
Five main targets have been identified, namely Nuevo Chaquiro, Aurora, Tenedor, Isabela and La
Sola. Nuevo Chaquiro is the most advanced of the targets. Nuevo Chaquiro, a significant copper-gold porphyry-style mineralised system, is one of five known porphyry centres on the property and has been the focus of exploration activities since the beginning of 2011 with more than 75km of drilling. Nuevo
Chaquiro was the sole deposit considered in the FS. Quebradona will be a copper mine with gold and silver as by-products.
Location
The Quebradona project is situated in the Middle Cauca region of Colombia, in the Department of
Antioquia, 60km south-west of Medellin.
History
Exploration was carried out from 2004 by AngloGold Ashanti and then from 2006 to 2009 by B2Gold. In
2010 AngloGold Ashanti took management control and focused its exploration effort on Nuevo Chaquiro.
In 2014 a maiden Mineral Resource was published for Nuevo Chaquiro and a conceptual study was initiated. The PFS was completed in January 2019. The FS is expected to be completed in 2020.
Legal aspects and tenure
Quebradona comprises one tenement (5881) which is the result of the integration of the five original tenements (5869, 6318, 6359, 7579 and 5881). The integrated tenement 5881 was issued on the 9
December 2016 and totals 7,593ha.
Mining method
The PFS concluded that sub-level caving is the preferred mining method. The Nuevo Chaquiro deposit is a medium to large, steep dipping, competent rock mass with higher grade material located at the top of the deposit which is approximately 200m below surface. The grade profile reduces with depth, thus making exploitation of the deposit amendable to sub-level caving with a top down mining method. Drill and blast methods will be used to fracture the orebody commencing at the top and sequentially moving downwards with an inter-level spacing of 27.5m from 425m below surface to 950m below surface.
Operational infrastructure
The project is close to existing highway, state and rural roads, and high voltage/medium voltage power infrastructure. The planned underground infrastructure consists of an adit to access the orebody and number of internal vertical ore passes that gravity feeds to the main ore transfer level. The material will be transferred to the main internal crusher by load and haul dump vehicles.
Crushed material will then be transferred downhill to surface via a 6km conveyor, in a dedicated adit to a single coarse ore stockpile.
Mineral processing
PFS level test work confirmed that the ore can be treated by a typical porphyry copper ﬂotation circuit producing a copper/gold concentrate. The concentrate is clean and free of deleterious elements which would attract smelter penalties. The processing circuit includes primary crushing underground, secondary crushing, high pressure grinding rolls, ball milling, rougher-scavenger ﬂotation for all elements (Cu, Au,
Ag), followed by regrinding the concentrate and cleaning, firstly in conventional cells and then in columns.
A further ﬂotation stage removes pyrite to leave a non-acid producing ﬂotation tail and a pyrite concentrate that can be stored in a lined and eventually sealed impoundment within the TSF. Molybdenum, at present, is not planned for recovery. The Quebradona process plant will be designed to treat approximately 6.2Mtpa underground ore to produce copper concentrate over a 23 year mine life with provision of space for a molybdenum plant in the future.

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Ore Reserve Risks
Several risks have been identified which if properly managed can be mitigated. Geological risk is considered low to moderate. Variability in copper grade is low, with high continuity while the security risk is considered low. Nuevo Chaquiro has a moderate seismic risk. Approximately 89% of the extracted material mined within the LOM mining plan is classified as Indicated Mineral Resource.
Other identified risks that will need to be mitigated include preventing schedule overruns both in the FS and in implementation; increasing geotechnical information levels; completing the final metallurgical test work; tailings; cost of earthworks; storage capacity in case of rain; seismic design criteria; financial and labour costs understated. Environmental permits are expected to be forthcoming in 2020 and approval is progressing through the FS phase. Community surveys have identified local opposition to the project, though the project is listed by the national government as a project of national interest. AngloGold Ashanti
Colombia will continue to work with the community to address and mitigate concerns.
Map showing Quebradona project planned infrastructure and licences
!
(
!
(
Jerico
Corregimiento de Palermo
5881
LHJ-15051
LHJ-15053X
TK7-08021
SDO-08122
0
1
2
3km
Licences
Exploration
Exploration application
Planned Mine Infrastructure
Tunnel
Orebody
Envelope 0.45% Cu
Roads
Secondary
Helipad
Settlements
Villages
Helipad co-ordinates
75°44’51”W, 5°45’50”N

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QUEBRADONA   C O N T I N U E D
Americas
of andesitic tuffs and volcaniclastic rocks of the Miocene-age (6 to
10Ma) belonging to Combia formation, which fills a large pull-apart basin within the prospective middle Cauca belt of central Colombia.
Depth to mineralisation from the surface is around 150 to 400m from northeast to southwest. Typical copper porphyry alteration zonation is evident with a high temperature, potassium silicate central zone (biotite, magnetite, chalcopyrite, and molybdenite), which trends into an overlying sericitic alteration zone (muscovite, chlorite, quartz, pyrite, tourmaline) surrounded by more distal propylitic alteration (chlorite, epidote, illite, carbonate). There is also an inner core of calcic-potassic alteration featuring biotite, actinolite, epidote, and anhydrite with lesser copper, gold and molybdenum values.
Mineralisation characteristics
The intrusive complex can be categorised as pre-mineral, early, intra-mineral and late, based on cross-cutting relationships, localities, spatial occurrence and copper-gold values. An early dyke
Geology
The geology of Nuevo Chaquiro consists of a
volcanoclastic sequence of Miocene age (ash,
tuffs, agglomerates and andesites) intruded
by small dykes of diorite and quartz diorite,
also of Miocene age. This host rocks are
intruded by different pulses of mainly medium
to fine grained quartz diorites. The majority of
the intrusives do not outcrop. These intrusive
rocks are categorised as pre-mineral, early,
intra-mineral and late, according to cross-
cutting interrelationships, spatial occurrence
and copper-gold values. The alteration
develops a well zoned porphyry system type
with alteration of different temperatures from
propylitic, sericitic, chloritic, potassic to calcic-
potassic assemblages. Higher grade copper
gold mineralisation is associated with a well-
developed quartz vein stockwork in the cupola
zone of early quartz diorite, persisting over a
vertical interval of 500m.
Deposit type
Nuevo Chaquiro is a typical porphyry copper
deposit with large tonnes and low grade with
gold, molybdenum and silver by-products.
The structural setting facilitated the rise of
intrusive bodies through the volcaniclastic
sequence of the Combia formation. The
intrusives did not reach surface and remain
as a blind deposit despite erosion acting for a
significant period.
Mineralisation style
The Nuevo Chaquiro deposit consists of
Miocene-aged diorite, quartz diorite dykes and
thin vertical stocks intruding a thick succession
WSW-ENE Geological cross-section through Nuevo Chaquiro, elevation in metres AMSL
is located in the eastern part of the deposit and is the main supplier of heat and hydrothermal ﬂuids that caused the mineralisation event.
In the central area abundant intra-mineral diorite and quartz diorites are found, of which a classic ore shell of lower-grade mineralisation is associated with these intrusions. Higher grade copper-gold mineralisation is associated with a well-developed quartz vein stockwork in the cupola zone of early quartz diorite which extends over a vertical interval of 500m. The majority of the intrusive rocks do not outcrop.
The mineralised zone is characterised by fine stockwork,
disseminations and veinlets of quartz, magnetite, pyrite,
chalcopyrite and molybdenite.
Traces of bornite and cubanite have been locally observed in amounts less than 0.1% volume. Other sulphides include pyrite and pyrrhotite in specific areas. Gold and silver correlate well with copper with gold grains dominantly occurring on the margins of sulphide grains within chalcopyrite.
600m
Alteration
ENE
WSW
600
Elevation
800
1000
1200
1400
1600
1800
2000
Geology
Intramineral
Tuff
Potassic
Propylitic
Sericite chlorite alteration
Calc-pot
Mineral
Premineral
Sericite alteration
Cu ore zone
1.0%,0.45%,0.1%
Elevation m

2019
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INTRODUCTION

Exploration
The FS geological model used updated estimation boundaries,
a soft boundary approach to estimation and updated Mineral
Resource categories based on conditional simulation. Furthermore, the FS used updated geometallurgy, geotechnichal parameters, hydrogeology and geological information in potential infrastructure sites (based on drill holes and test pits), structural geology and a revision of the estimated mineralisation endowment.
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other
Measured 30 x 30 – – – –
Indicated 60 x 60 – – – –
Inferred 120 x 120 – – – –
Grade/ore control – – – – – –
Projects
The PFS was completed in 2018. A SAMREC Table 1 was
compiled in 2018 and can be found on the company’s website.
The FS is expected to be completed by the end of 2020.
Drill hole spacing over the project is variable as it is inﬂuenced by environmental and social considerations. Where possible multiple drill holes are conducted from the same drill pad to minimise the impact on the environment. Drilling at Quebradona varies from
50 x 50m grid in the central part and 100 x 100m to 120 x 120m in the adjacent low grade Inferred Mineral Resource areas. Due to having multihole platforms with angled drilling, the spacing in the upper 300m is tighter than in the deeper portions.
Estimation
Copper, gold, silver, molybdenum, arsenic and sulphur grades were estimated using ordinary kriging into a 40m x 40m x 20m block model. Grades were estimated within grade-based 3D wireframe boundaries for copper and gold grades with separate domains for molybdenum and sulphur. The 2019 model maintains the same
geological units but uses new grade envelopes of 1.0 and 0.1%
copper content with soft boundaries as estimation units.
Drill hole data was composited to 4m down-hole lengths prior to estimation and extreme values were capped. Estimation was into homogeneous geological domains using ordinary kriging with an 18m soft boundary. Classification was guided by conditional simulation.
The Mineral Resource was tested for and found to have reasonable and realistic prospects for eventual economical extraction.
In 2019 the MSO tool was used to constrain the economic portion of the mineralisation at the Mineral Resource gold price. A sub-level cave option was considered followed by a second phase block
cave option. An average $45/t in situ Net Smelter Return (NSR)
Ore Reserve
Estimation
The Ore Reserve is based on the Mineral Resource Model. Design work was performed to generate the 3D underground design.
Dilution and draw modelling were applied to the in situ Mineral
Resource for production within the $45/t NSR cut-off mineralised envelope. The dilution is applied as an algorithm. Schedules were combined and financially modelled to obtain the Ore Reserve.
results from all material included in the mining shape with at a NSR cut-off value of approximately $27/t.
Ore Reserve modifying factors
as at 31 December 2019
Copper
price
US$/oz
Exchange
rate
US$/COP
Cut-Off
Grade
Dilution
%
Grade
dilution
MCF
%
MetRF
%
Nuevo Chaquiro Copper 2.65 2,936 $45/t* 12.24 0.87% 100.0 95.8
Gold – – – 12.24 0.48g/t 100.0 60.0
Silver – – – 12.24 4.81g/t 100.0 82.3
* Ore cut-off $45/t NSR and development cut-off $25/t NSR.
Grade tonnage curve
600
500
400
300
200
100
0
0.00
0.25
0.75
1.00
1.25
1.50
2.00
0.50
1.75
Quebradona
Underground (metric)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Cut-off grade (%)
Tonnes above cut-off
Average grade above cut-off

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QUEBRADONA   C O N T I N U E D
Americas
Exclusive Mineral Resource
Tonnes
Grade
Contained copper
as at 31 December 2019
Category
million
%Cu
tonnes million pounds million
Quebradona Measured 57.90 1.10 0.64 1,406
Indicated 92.53 0.45 0.41 913
Inferred 340.43 0.57 1.95 4,290
Total 490.86 0.61 3.00 6,609
Mineral Resource below infrastructure
All of the Mineral Resource is below infrastructure.
$2.80
$3.30
$3.80
Mineral Resource price ($/pound)
Tonnes
Pounds
Grade
40
30
20
10
0
-10
-20
Quebradona
Percentage change
Inclusive Mineral Resource sensitivity
Quebradona is very sensitive to an increase of the
copper price. There is a 15% upside in ounces at
a higher copper Mineral Resource price and 4%
downside in ounces at a lower copper Mineral
Resource price. However the current output is
constrained by tailings capacity.
Year-on-year changes in Mineral Resource
7,000
7,500
8,000
8,500
9,000
9,500
10,000
0
0
2018
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2019
Quebradona
Total (Mlb)
0
1,293
0
0
0
0
7,954
430
9,677
During 2019 more than 5% was added to the Mineral Resource with the main changes coming from the soft boundary estimation method.
The attributable percentage ownership increased from 94.876% to 100%.
COPPER
Inclusive Mineral Resource
Tonnes
Grade
Contained copper
as at 31 December 2019
Category
million
%Cu
tonnes million pounds million
Nuevo Chaquiro Measured 57.90 1.10 0.64 1,406
Indicated 203.77 0.89 1.81 3,981
Inferred 340.43 0.57 1.95 4,290
Quebradona Total 602.10 0.73 4.39 9,677

2019
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Ore Reserve
Tonnes
Grade
Contained copper
as at 31 December 2019
Category
million
%Cu
tonnes million pounds million
Nuevo Chaquiro Proved – – – –
Probable 111.24 1.25 1.39 3,068
Quebradona Total 111.24 1.25 1.39 3,068
Inferred Mineral Resource in business plan
as at 31 December 2019
Tonnes
million
Grade
%Cu
Contained copper
tonnes million pounds million
Nuevo Chaquiro 10.71 0.98 0.10 231
Total 10.71 0.98 0.10 231
Year-on-year changes in Ore Reserve
2018
Depletion
Exploration
Methodology
Price
Cost
Metallurgical
Other
Revenue factor
Acquisition/
disposal
2019
Quebradona
Total (Mlb)
Geotechnical
0
500
1,000
1,500
2,000
2,500
3,000
3,500
0.00
0.00
150
0.00
0.00
2,769
0.00
0.00
0.00
0.00
150
3,068
Ore Reserve below infrastructure
All of the Ore Reserve is below infrastructure.
The Ore Reserve increased due to remodelling of the Mineral Resource and re-optimisation of the sub-level cave design as well as by a change in ownership percentage.
$2.34
$2.65
$2.80
0
Quebradona
Percentage change
Ore Reserve price ($/pound)
Tonnes
Pounds
Grade
Ore Reserve sensitivity
Given the project is planned as a cave there will
be little opportunity to react to any changes in
copper price.

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QUEBRADONA   C O N T I N U E D
Americas
GOLD
Inclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Nuevo Chaquiro Measured 57.90 0.58 33.84 1.09
Indicated 203.77 0.47 95.65 3.08
Inferred 340.43 0.27 92.29 2.97
Quebradona Total 602.10 0.37 221.78 7.13
Exclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Quebradona Measured 57.90 0.58 33.84 1.09
Indicated 92.53 0.18 17.05 0.55
Inferred 340.43 0.27 92.29 2.97
Total 490.86 0.29 143.18 4.60
Year-on-year changes in Mineral Resource
2018
Depletion
Exploration
Methodology
Price
Cost
Metallurgical
Other
Revenue factor
Acquisition/
disposal
2019
Quebradona
Total (Moz)
Geotechnical
4.2
4.7
5.2
5.7
6.2
6.7
7.2
7.7
0.00
0.00
1.08
0.00
0.00
5.74
0.00
0.00
0.00
0.00
0.31
7.13
During 2019 more than 5% was added to the Mineral Resource inventory with main changes coming from the soft boundary estimation method. The attributable percentage increased from 94.876% to 100%.
Ore Reserve
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Nuevo Chaquiro Proved – – – –
Probable 111.24 0.71 78.60 2.53
Quebradona Total 111.24 0.71 78.60 2.53
Inferred Mineral Resource in business plan
as at 31 December 2019
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Nuevo Chaquiro 10.71 0.57 6.15 0.20
Total 10.71 0.57 6.15 0.20

2019
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CONTINENTAL AFRICA
INTRODUCTION

Year-on-year changes in Ore Reserve
2018
Depletion
Exploration
Methodology
Price
Cost
Metallurgical
Other
Revenue factor
Acquisition/
disposal
2019
Quebradona
Total (Moz)
Geotechnical
2.0
2.1
2.2
2.3
2.4
2.5
2.6
0.00
0.00
0.18
2.22
0.00
0.00
0.00
0.00
0.00
0.00
0.12
2.53
The Ore Reserve increased due to remodelling of the Mineral Resource and re-optimisation of the sub level cave design as well as by a change in ownership percentage.
By-products
Inclusive Mineral Resource by-product: silver
Tonnes
Grade
Contained silver
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Quebradona Measured 57.90 6.40 371 11.92
Indicated 203.77 5.64 1,149 36.93
Inferred 340.43 4.03 1,372 44.10
Total 602.10 4.80 2,891 92.95
Inclusive Mineral Resource by-product: molybdenum
Tonnes
Grade
Contained molybdenum
as at 31 December 2019
Category
million
ppm
kilotonnes pounds million
Quebradona Measured 57.90 177 10.23 23
Indicated 203.77 143 29.14 64
Inferred 340.43 134 45.76 101
Total 602.10 141 85.13 188
Ore Reserve by-product: silver
Tonnes
Grade
Contained silver
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Quebradona Proved – – – –
Probable 111.24 7.25 807 25.95
Total 111.24 7.25 807 25.95
Competent Persons
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource Pablo Noriega MAusIMM 315 688 21 years BSc Hons (Geology)
Ore Reserve Andrew McCauley MAusIMM 223 692 15 years Graduate Dip (Mining)

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AUSTRALIA
S E C T I O N  5
Regional overview 210
Sunrise Dam
212
Tropicana
220
Tropicana
contribution to group production*
19%
Sunrise Dam
254koz
41%
Tropicana
360koz
59%
Contribution to regional production
* Group including South African Operations

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SOUTH AFRICA
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ADMINISTRATIVE INFORMATION

REGIONAL OVERVIEW
Australia
Key statistics
Units
2019
2018
2017
Operational performance
Tonnes treated/milled Mt 10.2 9.5 9.4
Recovered grade oz/t 0.060 0.065 0.061
g/t 1.87 2.01 1.89
Gold production 000oz 614 625 559
Total cash costs $/oz 730 762 743
All-in sustaining costs $/oz 990 1,038 1,062
Capital expenditure $m 149 156 153
1
2
Western
Australia
Darwin
Brisbane
Sydney
Melbourne
Adelaide
Perth
Kalgoorlie
Canberra
LEGEND
1
Sunrise Dam
2
Tropicana (70%)
1,000km
0
Contribution to group Mineral Resource
5%
95%
Australia
Rest of AngloGold Ashanti
9.0Moz
166.6Moz
Contribution to group Ore Reserve
7%
93%
Australia
Rest of AngloGold Ashanti
3.2Moz
40.6Moz

2019
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INTRODUCTION

A
s at 31 December 2019, the Mineral Resource (inclusive of Ore Reserve) for the
Australia region was 9.0Moz (2018: 11.2Moz) and the Ore Reserve was 3.2Moz
(2018: 3.8Moz).
This is equivalent to 5% and 7% of the group’s Mineral Resource and Ore Reserve. Production from Australia was steady at 614koz in 2019, equivalent to 19% of group production
1
.
We operate two mines in Western Australia.
Sunrise Dam, wholly owned by AngloGold Ashanti, is located 220km north-east of Kalgoorlie and
55km south of Laverton. Gold production started at Sunrise Dam in 1997. Underground mining, carried out by a contract mining company, is now the primary source of ore for the operation, following the cessation of mining in the open pit in 2014. The owner-operated processing plant comprises conventional gravity and CIL circuits, with a ﬂotation and fine grind circuit commissioned in mid-2018 to improve metallurgical recovery.
Tropicana, a JV between AngloGold Ashanti (70% and operator) and IGO Limited (previously
Independence Group NL, 30%), is located 200km east of Sunrise Dam and 330km east-
northeast of Kalgoorlie. The operation poured first gold in September 2013. Tropicana is a large open pit and underground operation with mining carried out by a contract mining company.
The processing plant is owner-operated comprising conventional carbon-in-leach technology and high-pressure grinding rolls for energy-efficient comminution. A second ball mill was added to the grinding circuit in 2018 to optimise the circuit, improve metallurgical recovery and match mine output.
1
Group including South African Operations
Tropicana
Sunrise Dam
0
1
2
3
4
5
6
7
5.4
4.9
5.8
4.1
2018
2019
Moz
Australia Mineral Resource
per operation
Tropicana
Sunrise Dam
1.2
1.1
2.6
2.1
2018
2019
Moz
Australia Ore Reserve
per operation
0.0
0.5
1.0
1.5
2.0
2.5
3.0
Inclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Australia
Measured
57.88
1.17
67.82
2.18
Indicated
70.81
1.91
135.36
4.35
Inferred
28.30
2.69
76.23
2.45
Total
156.99
1.78
279.40
8.98
Exclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Australia
Measured
30.26
1.17
35.54
1.14
Indicated
41.17
1.64
67.41
2.17
Inferred
28.30
2.69
76.23
2.45
Total
99.73
1.80
179.17
5.76
Ore Reserve
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Australia
Proved
27.62
1.17
32.28
1.04
Probable
29.64
2.29
67.95
2.18
Total
57.26
1.75
100.23
3.22

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SUNRISE DAM
Australia
Introduction
Property description
Sunrise Dam is an underground mine that is wholly owned by AngloGold Ashanti.
Location
Sunrise Dam is approximately 220km north-northeast of Kalgoorlie and 55km south of Laverton in
Western Australia.
History
Open pit production began in 1997 and has now been completed at a final depth of 500m below surface. Underground mining commenced in 2003 with a number of different mining methods being applied, depending on the style of mineralisation and grade of the geological domain. By 2014, the mine was wholly an underground mining operation supplemented with stockpile processing.
Legal aspects and tenure
Sunrise Dam operates within two mining leases covering over 7,800ha, which are in good standing with the expiry dates in 2038. All Mineral Resource, Ore Reserve and mine infrastructure are hosted within lease M39/1116 while lease M39/1117 hosts water extraction infrastructure used to supply the operation with water.
Mining method
Mining is carried out by underground mining contractors and productivity improvements over the past few years has seen total underground tonnages mined reach a steady state of around 2.8Mtpa. This has been possible by the use of bulk mechanised sub-level open stoping using stabilising pillars and waste backfill where possible. Paste fill has been introduced in selected areas from 2019 to improve ore recovery in the higher grade parts of the Vogue ore zone.
Operational infrastructure
All required surface infrastructure is in place including a fully functional camp, plant, power plant and reticulation, offices and road system. The underground mining infrastructure has been undergoing continuous upgrades with an extra power feed to the underground mine completed during 2019 and a major ventilation fan upgrade completed in 2018. Power at Sunrise Dam is self-generated, and the mine uses natural gas supplied via an APA Operations (Pty) Limited pipeline.
Mineral processing
Ore is treated in a conventional gravity and CIL process plant. Installation of a new fine grind and
ﬂotation circuit was completed in the second half of 2018. Plant throughput at Sunrise dam is 4.1Mtpa.
Risks
The complexity of the Sunrise Dam mineralisation means that the largest risk associated with the estimation of the Ore Reserve linked to the accuracy of the Mineral Resource. Design risk is low as the mining methods have been practiced at Sunrise Dam for the past 10 years.
The last independent external Mineral Resource and Ore Reserve audit was undertaken in 2018 and found no fatal ﬂaws in process or output. An internal, on-site review was conducted in 2019 which found no fatal ﬂaws.
Geology
Deposit type
Sunrise Dam is considered to be a mesothermal gold deposit,
typical of many orebodies found in the Archaean greenstone belts of Western Australia.
Mineralisation style
At Sunrise Dam, gold mineralisation is structurally controlled and vein hosted. The style of mineralisation can be differentiated depending on the structure or environment in which it is hosted.
There are three dominant styles recognised:
•
Shear-related and high strain e.g. Sunrise Shear Zone
•
Stockwork development in planar faults with brittle
characteristics (these occur in all rock types and are commonly concentrated at contacts within the volcanic stratigraphy or the porphyry margin and within hinge positions within the magnetite shales) e.g. Cosmo, Dolly and Vogue orebodies
•
Placer-style mineralisation hosted within the ﬂuvial sediments
Mineralisation characteristics
Mineralisation is typically hosted in quartz-carbonate veins and breccias with varying quantities of pyrite and arsenopyrite. Gold occurs as free gold and is also occulded in the sulphides. The gold mineralisation is often associated with strongly altered country rocks proximal to the shear and fracture network that the hydrothermal ﬂuids have passed through.

2019
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INTRODUCTION

Map showing Sunrise Dam infrastructure and licences, with the total mining lease insert shown in the top right corner
Daniel portal
to Laverton
Golden Delicious
Cleo Pit
Watu portal
WSZ portal
to Kalgoorlie
Mine village
Lake
Carey
Cosmo portal
GQ portal
M39/1116
0
10
5
Km
M39/1116
M39/1117
1
0
1
2km
Plant centroid co-ordinates
122°26’18”E, 29°05’35”S
Licences
Mining
Exploration
Mine Infrastructure
Pits
Plant
ROM pad
TSF
Waste dumps
Prospects
Golden delicious
Roads
Main
Secondary
Airfield
Village
Insert
Total mining lease area
Map zoomed area
Insert:
Total mining lease area

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Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other
Measured 10 x 10, 25 x 25 – – –
Indicated 40 x 20, 40 x 40 – – –
Inferred 40 x 40 , 100 x 100 – – –
Grade/ore control 6 x 8, 10 x 10 – – –
SUNRISE DAM   C O N T I N U E D
Australia
Exploration
During 2019, exploration focused on Mineral Resource expansion and infill drilling. The Mineral Resource expansion drilling focused on drill testing the under explored portions of the mine at depth and along strike to supply additional Mineral Resource to the LOM plan. This included successful surface drilling 1km south of the
Ore Reserve to target the strike and down-plunge extents of the
Vogue mineralisation. This success has provided confidence to extend the Western Exploration Decline and design the next major drilling platform.
Underground drilling was largely focused on Mineral Resource extension and conversion in Vogue and the Midway Shear
orebodies to replenish Ore Reserve focusing on strike and
down-dip extensions proximal to the current Ore Reserve. The
Carey Shear remains open along strike and down-dip, providing significant upside potential as exploration proceeds. Strategic drill platforms have also been established to facilitate systematic exploration of the central and northern regions of the property.
N-S Long section of Sunrise Dam looking east, elevation in mRL*
500m
* mRL = 2,420m AMSL

2019
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CONTINENTAL AFRICA
INTRODUCTION

Sunrise Dam open pit
Inclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Golden Delicious Measured 1.12 1.29 1.44 0.05
Indicated 3.73 1.20 4.49 0.14
Inferred 0.04 0.79 0.03 0.00
Total 4.88 1.22 5.96 0.19
Stockpile (open pit) Measured 8.47 0.93 7.87 0.25
Indicated – – – –
Inferred – – – –
Total 8.47 0.93 7.87 0.25
Underground Measured 19.24 1.81 34.87 1.12
Indicated 21.79 2.19 47.76 1.54
Inferred 12.55 2.38 29.89 0.96
Total 53.59 2.10 112.52 3.62
Stockpile (underground) Measured 0.06 3.02 0.18 0.01
Indicated – – – –
Inferred – – – –
Total 0.06 3.02 0.18 0.01
Sunrise Dam
Total 67.00 1.89 126.53 4.07
The inclusive Mineral Resource includes Measured Mineral Resource stockpiles and all in situ Measured, Indicated and Inferred Mineral
Resource with grades greater than the cut-off grade. The main change in 2019, compared to previous years, is using the MSO software, an underground optimisation tool, which provides an economic boundary to the Mineral Resource similar to using a Whittle Shell in the open pit environment. The MSO outline takes into consideration mining, geotechnical and economic parameters to produce a shell which identifies the mineable and economic portions of the Mineral Resource at the Mineral Resource parameters.The effect of using this approach has reduced the Mineral Resource but provides a more appropriate determination of what will be mineable in the future.

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SUNRISE DAM   C O N T I N U E D
Australia
Estimation
Estimation of the underground Mineral Resource uses the
geological model boundaries to subdivide all drill hole data into appropriate domains. The geostatistical method of ordinary block kriging is used to estimate the Mineral Resource. High-grade restraining is used to limit the effects of outlier grade values. Dense patterns of underground RC drilling are completed prior to the final mine design, upon which, grade control models are created using conditional simulation. This allows for the probabilistic determination of the optimal mining stope configuration.
Mining of the open pit Mineral Resource was completed in
early 2014. Remaining stockpiled material is estimated based on detailed grade control drilling completed prior to mining.
Grades were estimated by means of the conditional simulation geostatistical method.
The Golden Delicious deposit has been estimated using LUC.
All available geological drill hole information is validated for use in the models and the local geology of the deposit is used to classify the drill hole information into appropriate estimation domains.
Detailed statistical analyses are conducted on each of these domains and this allows for the identification of high-grade outliers.
If these values are anomalous to the characteristics of the general population they are then cutback to an appropriate upper limit for the population.
20
18
16
14
12
10
8
6
4
2
0
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off
Sunrise Dam
Surface (metric)
0.0
0.5
1.0
1.5
2.0
2.5
3.0
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off
Sunrise Dam
Underground (metric)
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
4.5
5.0
55
50
45
40
35
30
25
20
15
10
5
0
11
10
9
8
7
6
5
4
3
2
Exclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Sunrise Dam Measured 17.74 1.63 28.96 0.93
Indicated 18.88 1.77 33.37 1.07
Inferred 12.59 2.38 29.93 0.96
Total 49.21 1.88 92.26 2.97
The exclusive Mineral Resource includes a large portion of the underground Measured and Indicated Mineral Resource as the material is of a lower grade and therefore fails to meet Ore Reserve cut-off grade requirements. It also includes a small amount of the Golden Delicious
Mineral Resource. The entire Inferred Mineral Resource in the underground mine is included in the exclusive Mineral Resource. Much of this Inferred Mineral Resource is located in the deeper parts of the underground mine where drill density is not yet adequate for the Mineral
Resource to be considered in the Ore Reserve estimation process.
Mineral Resource below infrastructure
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Sunrise Dam Measured – – – –
Indicated 1.58 2.36 3.73 0.12
Inferred 6.39 2.36 15.06 0.48
Total 7.97 2.36 18.78 0.60
The Mineral Resource below infrastructure is reported below the 1,420mRL for Vogue, and below the 1,400mRL in the Cosmo orebody.
Grade tonnage curves
The grade tonnage curves do not include stockpiles.
The underground grade tonnage curves are calculated at a range of cut-off grades within the MSO mining constraint shapes.

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Year-on-year changes in Mineral Resource
3.0
3.5
4.0
4.5
5.0
5.5
6.0
0.00
0.00
2018
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2019
Sunrise Dam
Total (Moz)
0.04
(1.65)
0.00
(0.32)
0.16
0.00
5.84
0.00
4.07
The decrease in Mineral Resource was largely due to the methodology change of using MSO to constrain the Mineral Resource, but mining depletion, sterilisation and increases in costs also made significant contributions. This was partially offset by successful exploration which generated new Mineral Resource.
1,200
1,400
1,600
20
10
0
-10
-20
-30
Sunrise Dam
Percentage change
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade
Inclusive Mineral Resource sensitivity
Ore Reserve
Ore Reserve
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Golden Delicious Proved – – – –
Probable 2.41 1.40 3.36 0.11
Total 2.41 1.40 3.36 0.11
Stockpile (open pit) Proved 8.47 0.93 7.87 0.25
Probable – – – –
Total 8.47 0.93 7.87 0.25
Underground Proved 2.62 2.80 7.34 0.24
Probable 4.23 3.66 15.52 0.50
Total 6.86 3.33 22.86 0.73
Stockpile (underground) Proved 0.06 3.02 0.18 0.01
Probable – – – –
Total 0.06 3.02 0.18 0.01
Sunrise Dam
Total 17.79 1.93 34.27 1.10
As a low grade underground mine, Sunrise Dam is
very sensitive to changes in gold price. There is 10%
upside in ounces at a higher Mineral Resource price
and 18% downside in ounces at a lower Mineral
Resource price.

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Ore Reserve modifying factors
as at 31 December 2019
Gold
price
AUD/oz
Cut-off
grade
g/t Au
Dilution
%
Dilution
g/t
RMF
% (based
on tonnes)
MRF
% (based
on tonnes)
MCF
%
MetRF
%
Golden Delicious 1,512 0.70 3.0 – 100.0 100.0 100.0 85.0
Stockpile (open pit) 1,512 0.91 – – 100.0 100.0 100.0 75.0
Underground 1,512 1.56 10.0 0.9 100.0 100.0 100.0 84.5
SUNRISE DAM   C O N T I N U E D
Australia
Estimation
The underground Ore Reserve is based on portions of the Mineral
Resource model which were estimated to be mineable based on
price, mining factors and mill recovery assumptions. The mining shapes are based on Measured and Indicated Mineral Resource
that are projected to provide a 15% margin on total cost, based on the reference assumptions. Mine layout and designs have been created within mining shapes for each geological domain to calculate the Ore Reserve directly from the Mineral Resource model. The
Proved and Probable Ore Reserve was then defined by applying the Mineral Resource classification for each estimation domain.
Inferred Mineral Resource in business plan
as at 31 December 2019
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Golden Delicious 0.01 0.93 0.01 0.00
Underground 3.27 3.09 10.11 0.32
Total 3.28 3.09 10.11 0.33
The Inferred Mineral Resource in the business plan includes extensions of all geological domains. Further exploratory drilling during 2020 is planned with the aim of increasing the confidence to Indicated Mineral Resource.
Ore Reserve below infrastructure
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Sunrise Dam Proved 0.10 4.00 0.39 0.01
Probable 0.91 5.02 4.57 0.15
Total 1.01 4.92 4.97 0.16
Ore Reserve below infrastructure exists at the Vogue and Cosmo orebodies. This is below the 1,420mRL for Vogue, and below the
1,400mRL in the Cosmo orebody.
Exploration drill core logging facilities at Sunrise Dam

2019
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Year-on-year changes in Ore Reserve
2018
Depletion
Exploration
Methodology
Price
Cost
Metallurgical
Other
Revenue factor
Acquisition/
disposal
2019
Sunrise Dam
Total (Moz)
Geotechnical
0.6
0.7
0.8
0.9
1.0
1.1
1.2
1.3
1.4
(0.27)
0.30
0.00
(0.06)
0.00
1.20
(0.08)
0.00
0.00
(0.00)
0.00
1.10
Year-on-year changes in Ore Reserve are due mainly to the following:
•
Depletion in surface stockpiles and underground mining
•
Increase in the Ore Reserve with the continued exploration drilling at the underground mine, and the addition of Golden Delicious open pit
•
Reduction due to lower metallurgical recoveries and higher unit costs
Ore Reserve sensitivity
1,000
1,100
1,200
10
5
0
-5
-10
-15
-20
Sunrise Dam
Percentage change
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade
Competent Persons
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource Fraser Clark MAusIMM 226 390 18 years BSc Hons (Geology), Postgraduate
Certificate (Geostatistics)
Ore Reserve
(surface)
Chris James MAusIMM 208 379 17 years BEng Hons (Mining), Graduate
Certificate (Mining Geomechanics),
Unrestricted Quarry Managers
Certificate
Ore Reserve
(underground)
Nicholas Sutherland MAusIMM 326 684 12 years BEng (Mining)
As a low grade underground mine, Sunrise Dam
is very sensitive to changes in gold price. There
is a 8% upside in ounces at a higher Ore Reserve
price and 17% downside in ounces at a lower
Ore Reserve price.

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TROPICANA
Australia
Introduction
Property description
Tropicana is comprised of a number of open pits and an underground mine that are operated as a JV between AngloGold Ashanti (70% and operator), and IGO Limited (30%).
Location
Tropicana is located 200km east of Sunrise Dam and 330km east-northeast of Kalgoorlie, Western
Australia. Tropicana is the first deposit discovered in this remote portion of the Great Victoria Desert.
History
Open pit mining began during 2012 with first gold production occurring during September 2013.
Tropicana reached the 2Moz produced milestone during the first quarter of 2018.
Legal aspects and tenure
Tropicana has security of tenure for all current exploration licences and the mining lease that covers its future
Ore Reserve. This lease is M39/1096 and is valid from 11 March 2015 to 10 March 2036 covering a total area of 27,228ha.
The previous 31 mining leases comprising 27,228ha (including M39/980, M39/981, M39/982 and
M39/1052), were conditionally surrendered in favour of the grant of a single mining lease, M39/1096, on
11 March 2015 for 21 years with all existing rights and obligations preserved. This process was completed with the co-operation of the Department of Mines and Petroleum.
Mining method
Open pit mining activities are undertaken by Macmahon in an alliance partnership with AngloGold
Ashanti. Mining is conventional open cut, drill and blast, followed by truck and excavator operation to develop the deposits (Havana, Havana South and Boston Shaker). The total annual movement of ore and waste is approximately 95Mtpa. Underground mining utilises mechanised jumbo development and open stoping methods. At peak production, annual production from underground is planned to reach
1.1Mt of ore.
Operational infrastructure
All surface infrastructure facilities are in place and operational. The processing plant and TSF are operating well, consistent with design specifications. The infrastructure includes, but is not limited to water supply, processing plant, mine, dewatering infrastructure, TSF, workshops, camp facilities and airstrips. Power is supplied to the mine by on site gas and diesel power stations, natural gas is supplied via an APA
Operations (Pty) Limited pipeline. Underground development is ongoing.
Mineral processing
The processing plant comprises crushing, high pressure grinding rolls, one stage grinding and CIL recovery with a capacity of between 8 and 9Mtpa.
Risks
No material risks are identified.
Havana Stage 3 open pit

2019
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Map showing Tropicana Mine infrastructure, with the total mining lease area insert shown in the top right corner
1
0
1
2km
Plant centroid co-ordinates
124°32’25”E, 29°14’25”S
BS04
Tropicana
(TP02)
Havana Sth
HS01
Havana
to Kalgoorlie
to the Borefield
Mine village
HA06
HA04
HA05
HA03
TP02
Backfill
Boston
Shaker
0
20
40km
Licences
Mining
Exploration
Mine Infrastructure
Pits
Plant
ROM pad
Stockpiles
TSF
Waste dumps
Settlements
Villages
Roads
Main
Secondary
Airfield
Insert
Total mining lease area
Map zoomed in area
Insert: Total mining lease area

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TROPICANA   C O N T I N U E D
Australia
SW-NE View of both the open pit and underground Mineral Resource over the strike length of Tropicana
HA06
HA04
HA05
Boston Shaker
Tropicana
Havana South
BS04
Boston Shaker
Underground
Havana Deeps
TP02
HA03
HS01
Havana
1km
0.3 g/t Au Wireframe
3 g/t Au Grade Shell
Legend
Geology
Deposit type
The Tropicana Gold Project area lies east of a northeast trending magnetic feature, interpreted to be the major tectonic suture between the Yilgarn Craton and the Proterozoic Albany-Fraser
Orogen that extends over 700km. The gold deposit is hosted in
Archaean gneissic metamorphic rocks (ca. 2,640Ma) with cover sequences generally 10 to 30m thick resulting in the mineral deposit not being exposed at surface.
Together, the Tropicana, Havana, Havana South and Boston
Shaker deposits define a northeast trending mineralised corridor, approximately 1.2km wide and 5km long that has been tested
to a vertical depth of more than 1,200m. The Mineral Resource remains open down-dip from the Tropicana, Havana and Boston
Shaker deposits and has the potential to be extended to the north and south. Neither the immediate metamorphic host rocks nor the mineralised zones are exposed at surface due to the presence of widespread younger cover sequences.
Mineralisation style
The Tropicana deposit comprises a mineralised zone up to 50m thick, hosted predominantly in quartzo-feldspathic gneiss with a garnet-gneiss dominated hangingwall package. The mineralisation is comprised of subordinate thin (3 to 5m), discontinuous
mineralised lenses that typically return intercepts of >0.5g/t gold.
The Havana deposit comprises a lower, laterally continuous,
higher-grade lode up to 50m thick that is overlain, in the central and southern parts of the pit, by stacked, typically lower-grade and thinner (up to 25m thick) mineralised zones. Havana is also dominantly hosted in quartzo-feldspathic gneiss, again with a garnet gneiss dominated hangingwall.
Mineralisation characteristics
Mineralisation is accompanied by pyrite (2 to 8%) with accessory pyrrhotite, chalcopyrite and other minor sulphides and tellurides.
The gold mineralisation is related to shear planes that postdate the main gneissic fabric developed during peak granulite-facies metamorphism.
Exploration
During 2019, Tropicana JV brownfields exploration programmes included Mineral Resource development drilling at Tropicana Gold
Mine and near-mine exploration drilling.
Mineral Resource development drilling completed extensional
drilling at Boston Shaker, Havana, Havana South and Tropicana,
designed to test for underground extensions. In-pit Mineral
Resource definition drilling was completed at Boston Shaker,
Havana and Havana South for increased Mineral Resource
confidence.

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Near-mine exploration programmes explored for potential open pit satellite Mineral Resource, within 60 km of the mine. They comprised a mix of advanced and early stage exploration using DD,
RC and AC drilling. Of these, the advanced programmes are testing prospects such as Madras, New Zebra, Angel Eyes and Voodoo
Child, with early stage AC drilling at Southern Traverses, following ongoing target generation. The results of the 2019 exploration drilling and ongoing targeting work provide a comprehensive
pipeline of exploration targets with focus on near mine exploration going forward into 2020.
Projects
The Boston Shaker underground was approved through a FS in
February 2019, and has been in development since May 2019, with first ore stopes scheduled for July 2020.
A PFS is examining the options around mining the depths of the
Havana pits. The study will trade-off open pit versus underground options for material below the current pit.
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blasthole
Channel
Other
Measured 12 x 12, 25 x 25 – – –
Indicated 50 x 25, 50 x 50 – – –
Inferred 100 x 100 – – –
Grade/ore control 12 x 12 – – – –
Regolith
Basalt dyke
Fault/shear
Amphibolite and granulite dominant gneiss
Garnet bearing amphibolite and granulite
Dominantly monzonitic, dioritic and tonalitic gneiss
Dominantly syenitic, dioritic and tonalitic gneiss
Quartz, grunerite, pyrite, pyrrhotite breccia/chert
Orebody
Section definition boundary
500m
Legend
NW-SE Geological cross-section through Havana pit, elevation in metres AMSL

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TROPICANA   C O N T I N U E D
Australia
Inclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Boston Shaker Stage 4 – BS04 Measured 1.19 1.85 2.21 0.07
Indicated 3.62 2.02 7.29 0.23
Inferred – – – –
Total 4.81 1.98 9.50 0.31
Havana Stage 3 – HA03 Measured – – – –
Indicated 0.53 2.17 1.16 0.04
Inferred – – – –
Total 0.53 2.17 1.16 0.04
Havana Stage 4 – HA04 Measured 0.30 1.32 0.40 0.01
Indicated 6.15 1.69 10.41 0.33
Inferred – – – –
Total 6.46 1.67 10.81 0.35
Havana Stage 5 – HA05 Measured 0.03 1.46 0.04 0.00
Indicated 6.52 1.72 11.21 0.36
Inferred – – – –
Total 6.55 1.72 11.26 0.36
Havana Stage 6 – HA06 Measured – – – –
Indicated 8.55 1.65 14.13 0.45
Inferred – – – –
Total 8.55 1.65 14.13 0.45
Havana South Stage 1 – HS01 Measured – – – –
Indicated 1.04 1.35 1.41 0.05
Inferred – – – –
Total 1.04 1.35 1.41 0.05
Havana South Shell Measured 0.18 0.94 0.17 0.01
Indicated 10.90 1.18 12.89 0.41
Inferred 2.37 1.27 3.02 0.10
Total 13.45 1.19 16.07 0.52
Stockpile (open pit) Measured 27.30 0.76 20.64 0.66
Indicated – – – –
Inferred – – – –
Total 27.30 0.76 20.64 0.66
Boston Shaker (underground) Measured – – – –
Indicated 4.61 3.26 15.03 0.48
Inferred 7.79 3.47 27.02 0.87
Total 12.40 3.39 42.06 1.35
Tropicana (underground) Measured – – – –
Indicated 1.52 2.69 4.09 0.13
Inferred 0.30 2.64 0.79 0.03
Total 1.82 2.68 4.88 0.16
Havana (underground) Measured – – – –
Indicated 1.66 2.97 4.93 0.16
Inferred 4.83 2.95 14.24 0.46
Total 6.49 2.95 19.18 0.62
Havana South (underground) Measured – – – –
Indicated 0.18 3.07 0.55 0.02
Inferred 0.42 2.96 1.23 0.04
Total 0.59 2.99 1.78 0.06
Tropicana
Total 89.99 1.70 152.87 4.91

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3.5
3.0
2.5
2.0
1.5
1.0
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off
Tropicana
Surface (metric)
0.1
0.4
0.6
0.9
1.1
1.4
1.6
1.9
69
59
49
39
29
19
9
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off
Tropicana
Underground (metric)
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
23
21
19
17
15
13
11
9
7
5
6.0
5.0
4.0
3.0
The grade tonnage curves do not include stockpiles.
Estimation
All available geological drill hole information is validated for use in the models and the local geology of the deposit is used to classify the drill hole information into appropriate geostatistical domains.
Detailed statistical analyses are conducted on each of these domains. The recoverable gold Mineral Resource for the open pit is estimated by LUC. This is conventional UC, which estimates the proportion of material recovered by mining above a cut-off grade, assuming a specified SMU, LUC goes a step further to position the SMU block within the estimated panel based on the most
likely position of the higher grade SMU blocks relative to the lower grades SMU blocks.
The underground Mineral Resource estimate uses all available drilling hosted within the down-plunge and along strike extents of the mineralisation, outside the current open pits and open pit
Mineral Resource shells, and is estimated by LUC.
Grade tonnage curves
Exclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Tropicana Measured 12.52 0.53 6.57 0.21
Indicated 22.29 1.53 34.04 1.09
Inferred 15.71 2.95 46.30 1.49
Total 50.52 1.72 86.91 2.79
The exclusive Mineral Resource contains Mineral Resource below the Ore Reserve cut-off grade, Mineral Resource within an open pit optimisation, outside the current Ore Reserve pit design and also Inferred Mineral Resource. The underground exclusive Mineral Resource also contains Mineral Resource constrained within shapes defined by MSO, an underground optimisation tool, that is outside the current
Ore Reserve stope designs.
Mineral Resource below infrastructure
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Tropicana Measured – – – –
Indicated 7.97 3.09 24.61 0.79
Inferred 13.34 3.24 43.28 1.39
Total 21.31 3.19 67.89 2.18
Boston Shaker began underground decline development in May 2019 and ore production is scheduled for mid-2020, accordingly all Mineral
Resource here is classified as below infrastructure. All other remaining underground Mineral Resource is below infrastructure development with no development in place or currently planned.

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TROPICANA   C O N T I N U E D
Australia
3.0
3.5
4.0
4.5
5.0
5.5
6.0
0.00
0.00
2018
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2019
Tropicana
Total (Moz)
0.00
0.02
0.01
(0.48)
0.07
(0.10)
5.39
0.00
4.91
Mineral Resource change was dominated by depletion, with minor additions to Mineral Resource through exploration drilling at Boston
Shaker underground. The Havana South underground Mineral Resource was adjusted to be lower, in-line with the updated Mineral Resource shell optimisation.
Year-on-year changes in Mineral Resource
Senior exploration geologist inspecting core

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

1,200
1,400
1,600
20
15
10
5
0
-5
-10
-15
-20
-25
Tropicana
Percentage change
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade
Ore Reserve
Ore Reserve
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Boston Shaker Stage 4 – BS04 Proved 0.88 2.33 2.05 0.07
Probable 2.88 2.40 6.91 0.22
Total 3.76 2.38 8.96 0.29
Havana Stage 3 – HA03 Proved – – – –
Probable 0.43 2.57 1.09 0.04
Total 0.43 2.57 1.09 0.04
Havana Stage 4 – HA04 Proved 0.19 1.59 0.30 0.01
Probable 4.92 1.95 9.61 0.31
Total 5.10 1.94 9.91 0.32
Havana Stage 5 – HA05 Proved 0.01 1.62 0.02 0.00
Probable 5.39 1.94 10.45 0.34
Total 5.40 1.94 10.47 0.34
Havana Stage 6 – HA06 Proved – – – –
Probable 6.71 1.93 12.93 0.42
Total 6.71 1.93 12.93 0.42
Havana South Stage 1 – HS01 Proved – – – –
Probable 0.78 1.63 1.26 0.04
Total 0.78 1.63 1.26 0.04
Stockpile (open pit) Proved 15.40 0.94 14.52 0.47
Probable – – – –
Total 15.40 0.94 14.52 0.47
Boston Shaker (underground) Proved – – – –
Probable 1.89 3.60 6.82 0.22
Total 1.89 3.60 6.82 0.22
Tropicana
Total 39.47 1.67 65.96 2.12
Inclusive Mineral Resource sensitivity
The open pit Mineral Resource is highly sensitive to
gold price changes, particularly in Havana South. In
other areas, the pit designs are fixed and based on
the current business plan. There is a 17% upside
in ounces at a higher Mineral Resource price
and 18% downside in ounces at a lower Mineral
Resource price.

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ADMINISTRATIVE INFORMATION

Estimation
The Ore Reserve for Tropicana is based on an operating LOM plan.
For the open pit LOM plan, a FS was completed in 2010, which determined a technically achievable and financially economic mine plan and this is updated annually. The pits that make up the open pit LOM plan are Havana, Boston Shaker and Havana South.
For the underground LOM plan, the Boston Shaker FS study was completed in 2019 which determined the viability of the Boston
Shaker underground project. All Ore Reserve is estimated by
reporting physicals (volumes, tonnes, grades, material types, etc)
against the Mineral Resource model within detailed designs.
Ore Reserve physicals are then scheduled and put through a
financial model for economic evaluation.
TROPICANA   C O N T I N U E D
Australia
Ore Reserve modifying factors
as at 31 December 2019
Gold
price
AUD/oz
Cut-off
grade
g/t Au
MRF
% (based
on tonnes)
MRF
% (based
on g/t)
MCF
%
MetRF
%
Boston Shaker Stage 4 – BS04 1,512 0.70 100.0 100.0 100.0 90.0
Boston Shaker Stage 3 – BS03 1,512 0.70 100.0 100.0 100.0 90.0
Havana Stage 3 – HA03 1,512 0.70 100.0 100.0 100.0 90.0
Havana Stage 4 – HA04 1,512 0.70 100.0 100.0 100.0 90.0
Havana Stage 5 – HA05 1,512 0.70 100.0 100.0 100.0 90.0
Havana Stage 6 – HA06 1,512 0.70 100.0 100.0 100.0 90.0
Havana South Stage 1 – HS01 1,512 0.70 100.0 100.0 100.0 90.0
Tropicana Stage 2 – TP02 1,512 0.70 100.0 100.0 100.0 90.0
Stockpile (open pit) 1,512 0.70 100.0 100.0 100.0 90.0
Boston Shaker (underground) 1,512 2.69 95.0 100.0 100.0 89.9
Inferred Mineral Resource in business plan
as at 31 December 2019
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Boston Shaker (underground) 2.55 3.99 10.15 0.33
Total 2.55 3.99 10.15 0.33
All Mineral Resource categories, including the Inferred Mineral Resource, were included in the business plan. The Inferred Mineral Resource was excluded from the Ore Reserve. There is an insignificant percentage of Inferred Mineral Resource (less than 0.1% by tonnage) within the pit designs used.
The underground Ore Reserve contains 3.7% Inferred Mineral Resource within the Ore Reserve design.
Ore Reserve below infrastructure
Tonnes
Grade
Contained gold
as at 31 December 2019
Category
million
g/t
tonnes
Moz
Tropicana Proved – – – –
Probable 1.89 3.60 6.82 0.22
Total 1.89 3.60 6.82 0.22
All of the Boston Shaker underground Ore Reserve is below infrastructure.

2019
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INTRODUCTION

2018
Depletion
Exploration
Methodology
Price
Cost
Metallurgical
Other
Revenue factor
Acquisition/
disposal
2019
Tropicana
Total (Moz)
Geotechnical
1.7
1.9
2.1
2.3
2.5
2.7
2.9
(0.46)
(0.02)
0.21
0.00
(0.08)
2.62
0.03
0.00
(0.09)
(0.09)
0.00
2.12
Changes in the Ore Reserve are mainly due to depletion during 2019 operations. There were several minor changes to Mineral Resource models, costs and operations, however these changes effectively balanced each other out.
Ore Reserve sensitivity
1,000 1,100 1,200
20
0
-20
-40
-60
Tropicana
Percentage change
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade
Year-on-year changes in Ore Reserve
Competent Persons
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource
Damon Elder
MAusIMM
208 240
23 years
BSc Hons (Geology)
Ore Reserve
(surface)
Joanne Endersbee
MAusIMM
334 537
10 years
Certificate in Mine Surveying
Ore Reserve
(underground)
Jeff Dang
MAusIMM
307 499
12 years
BEng Hons (Mining)
The open pit Ore Reserve is highly sensitive to
gold price changes particularly in Havana. In other
areas, the pit designs are fixed based on the current
business plan. There is a 12% upside in ounces at
a higher Ore Reserve price and 17% downside in
ounces at a lower Ore Reserve price.

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ADMINISTRATIVE
INFORMATION
S E C T I O N  6
Definitions
232
Glossary of terms
234
Abbreviations
237
Administrative information for professional organisations
238
Administration and corporate information
240
Geita

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DEFINITIONS
T
his section provides information on our definition
of Mineral Resource and Ore Reserve as well as a
glossary of terms and abbreviations.
Mineral Resource
The SAMREC Code, 2016 edition, definition of a Mineral Resource is as follows (refer to the diagram on page 233):
"A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are subdivided, and must be so reported, in order of increasing confidence in respect of geoscientific evidence, into Inferred,
Indicated or Measured categories."
All reports of Mineral Resource must satisfy the requirement that there are reasonable prospects for eventual economic extraction
(more likely than not), regardless of the classification of the Mineral
Resource. Portions of a deposit that do not have reasonable
prospects for eventual economic extraction are not included in a
Mineral Resource.
The Mineral Resource is estimated using all relevant drilling and sampling information along with a detailed geological model.
The geological models are based on various combinations of
core and/or chip logging, mapping, geophysics, geochemistry
and geological understanding that have been developed for each deposit. Most of our deposits have been the subject of research by world experts in the relevant class of gold deposit.
The grade estimation for each deposit has been developed over the life of the mine, and is constantly reviewed in terms of grade control information and reconciliation with the metallurgical plant.
In general, the deep South African mines utilise a process of mixed support co-kriging for the estimation of the Mineral Resource, while the open pits and shallow underground mines generally use kriging with post processing by UC or LUC to generate a recoverable
Mineral Resource model where appropriate.
In order to comply with the economic requirement of the definition of Mineral Resource, all our Mineral Resource is constrained at an upside gold price, with all other parameters being kept the same as used for estimation of the Ore Reserve. In the underground gold mines, scoping studies are conducted on all coherent blocks of ground that lie above the calculated Mineral Resource cut-off rade. These studies include all cost and capital requirements to access the block. In the case of open pit operations, pit optimisations are conducted at the Mineral Resource gold price and all material outside these shells is excluded from the Mineral
Resource unless it is potentially mineable from underground.
At a number of our underground operations, primarily in Brazil and
Australia, a change in methodology in 2019 resulted in significant reductions in Mineral Resource. These changes where introduced in order to better meet the requirement for eventual economic extraction. The process saw the introduction of a stope optimiser to constrain the Mineral Resource in an economically and technically defined shape, and a clean out of existing pillars not considered minable from a geotechnical perspective. This process represents a once off adjustment.
It is the opinion of AngloGold Ashanti that the Mineral Resource represents a realistic view of an upside potential to the Ore
Reserve. In interpreting the Mineral Resource it is critical to factor in the following:
•
That there is a reasonable expectation of eventual economic
extraction
•
The Mineral Resource is quoted in situ and has not been
corrected for dilution, mining losses or recovery
•
Many of the areas lying in the exclusive Mineral Resource are currently being actively drilled and are the subject of economic and technical studies. It can, however, not be assumed at this stage that the company has intent to mine these areas
Mineral Resource classification is based on the ‘15% Rule’.
A Measured Mineral Resource should be expected to be within
15% of the quarterly metal estimate at least 90% of the time while, for an Indicated Mineral Resource estimate, the annual metal estimate should be within 15% of the metal estimated at least 90%
of the time. For an Inferred Mineral Resource, the annual error may, for 90% of the time, be greater than 15%.
The process and methodology of classification are at the discretion of the Competent Person and involves expressing the ‘15%
Rule’, as a required level of information, which in tangible terms is the spacing of the drill hole or tunnel spacing in a particular deposit. Techniques such as conditional simulation or even an empirical reconciliation-based approach are employed. However, all operations are responsible for demonstrating, through
reconciliation, that their classification system conforms to the 15%
rule set out above.
Final Mineral Resource classification also considers relative confidence in sampling, drilling and assay QA/QC as well as other variables that may impact on confidence in tonnage and grade.
The Inferred Mineral Resource category is intended to cover
situations in which a mineral concentration or occurrence has been identified and limited measurements and sampling have
been completed but in which the data are insufficient to allow the geological or grade continuity to be interpreted with confidence.
While it would be reasonable to expect that the majority of Inferred
Mineral Resource would upgrade to Indicated Mineral Resource with continued exploration, due to the uncertainty of Inferred
Mineral Resource, it should not be assumed that such upgrading will always occur.

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We quote our Mineral Resource as inclusive of the Ore Reserve.
However, in this document, the exclusive Mineral Resource is also quoted. The exclusive Mineral Resource is defined as the Inclusive
Mineral Resource less the Ore Reserve before dilution and other factors are applied.
The exclusive Mineral Resource consists of the following
components:
•
Inferred Mineral Resource, including that within the Ore Reserve design or stope shape
•
Mineral Resource that sits above the Mineral Resource cut-off grade but below the Ore Reserve cut-off grade that resides
within the defined Ore Reserve volume
•
Mineral Resource that lies between the LOM pit shell/mine
design and the Mineral Resource pit shell/mine design (this
material will become economic if the gold price increases)
•
Mineral Resource where the technical studies to engineer an
Ore Reserve have not yet been completed
All grade tonnage graphs represent in situ grade and tonnes
within the Mineral Resource. Caution should be exercised when interpreting the grade tonnage graphs presented. The ability to selectively mine the deposits may be precluded by the deposit geometry, mining method and the need for practical development of the orebody.
Ore Reserve
The SAMREC Code, 2016 edition, definition of an Ore Reserve is as follows (refer to the diagram on page 233):
“A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at prefeasibility or feasibility level as appropriate that include application of modifying factors.
Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral
Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.”
Ore Reserve is subdivided in order of increasing confidence into
Probable Ore Reserve and Proved Ore Reserve.
In the underground operations, the Ore Reserve is based on a full mine design and, in the case of open pits, on a pit optimisation followed by a final pit design. The Ore Reserve is reported
according to tonnage, mean grade(s) and contained metal
inclusive of mining dilution, mining ore-losses and mine call factors.
These modifying factors are based on measurements rather than estimates. Tonnage and grade estimates for surface stockpile materials that meet Ore Reserve criteria are itemised separately.
Only the Ore Reserve included for treatment in the business
plan production schedule is considered in the Ore Reserve
statement. Inferred Mineral Resource is not included in the Ore
Reserve statement. Inferred Mineral Resource may however have an inﬂuence on the Ore Reserve by virtue of its inclusion in the optimisation process used to define the final pit limits or stope design. Inclusion in the production schedule will also inﬂuence the cash ﬂow and thus the viability of any project. The effect of including Inferred Mineral Resource in the business plan is tested by scheduling the optimisation results, including the Inferred Mineral
Resource, and generating a cash ﬂow based on giving a value to the Proved and Probable Ore Reserve component of the schedule only (Inferred Mineral Resource is costed as waste). The Ore
Reserve is acceptable if the cash ﬂow, inclusive of the zero value
Inferred Mineral Resource, is positive over the life of the mine.
For all new projects, an audited PFS (as a minimum requirement)
must have been completed that demonstrates the viability of the project and meets the company’s investment requirements. This study must be signed off at the appropriate executive level in order to demonstrate an intent on the part of the company to proceed to FS.
Relationship between Exploration Results, Mineral Resource
and Ore Reserve
Indicated
Measured
Probable
Proved
Mineral
Resource
Ore
Reserve*
Exploration
Results
Consideration of mining, metallurgical, processing,
infrastructural, economic, marketing, legal, environmental,
social and governmental factors (the “Modifying Factors”)
Reported as in situ
mineralisation estimates
Reported as mineable
production estimates
Inferred
*
Although the term Mineral Reserve is used throughout the SAMREC
Code, it is recognised by the Code that the term Ore Reserve is synonymous with Mineral Reserve. We elect to use Ore Reserve in its reporting.

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GLOSSARY OF TERMS
Banded iron formation (BIF)
A chemically formed iron-rich sedimentary rock.
By-products
Any potentially economic or saleable products that emanate from the core process of producing gold or copper, including silver, uranium, molybdenum and sulphuric acid.
Calc-silicate
A metamorphic rock consisting mainly of calcium-bearing silicates such as diopside and wollastonite, often formed by metamorphism of impure limestone or dolomite.
Capital expenditure
Total capital expenditure on tangible assets which includes stay-in-business and project capital.
Carbon-in-leach (CIL)
Gold is leached from a slurry of ore where cyanide and carbon granules are added to the same agitated tanks. The gold loaded carbon granules are separated from the slurry and treated in an elution circuit to remove the gold.
Carbon-in-pulp (CIP)
Gold is leached conventionally from a slurry of ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where activated carbon granules are mixed with the slurry and gold is adsorbed on to the activated carbon. The gold-loaded carbon is separated from the slurry and treated in an elution circuit to remove the gold.
Comminution
The crushing and grinding of ore to make gold available for physical or chemical separation (see also Milling).
Contained gold
The total gold content (tonnes multiplied by grade) of the material being described.
Cut-off grade
The minimum grade at which a unit of ore can be mined to achieve the desired economic outcome.
Depletion
The decrease in quantity of ore in a deposit or property resulting from extraction or production.
Development
The process of accessing a deposit through shafts and/or tunnelling in underground mining operations.
Electro-winning
A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars.
Elution
Recovery of the gold from the activated carbon into solution before zinc precipitation or electrowinning.
Feasibility study (FS)
A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a PFS
(SAMREC 2016).
Flotation
Concentration of gold and gold-hosting minerals into a small mass by various techniques (for example collectors, frothers, agitation and air ﬂow) that collectively enhance the buoyancy of the target minerals, relative to unwanted gangue, for recovery into an overﬂowing froth phase.
Full grade ore (FGO)
Ore material with sufficient grade to carry the full operating cost of the operation. FGO cut-off is the break-
even grade where cost is representative of all costs to carry the full operation.
Gold produced
Refined gold in a saleable form derived from the mining process.
Grade
The quantity of ore contained within a unit weight of mineralised material generally expressed in grams per metric tonne (g/t) or ounces per short ton of ore (oz/t) for gold-bearing material.
Indicated Mineral Resource
That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation (SAMREC 2016).
Inferred Mineral Resource
That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration (SAMREC 2016).
Leaching
Dissolution of gold from crushed or milled material, including reclaimed slime, prior to adsorption on to activated carbon or direct zinc precipitation.
Life of mine (LOM)
Number of years that the operation is planning to mine and treat ore as taken from the current mine plan.

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Marginal ore
Ore material with grade below the FGO cut-off that can be economically treated at the end of mine life when overhead and mining costs are reduced. Marginal ore cut-off is the break-even grade where cost is representative of the reduced cost that will be experienced after mining has ended.
Measured Mineral Resource
That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral
Resource. It may be converted to a Proved Mineral Reserve or to a Probable Mineral Reserve (SAMREC
2016).
Metallurgical plant
A processing plant designed to treat ore and extract gold or copper in the case of Quebradona (and, in some cases, often valuable by-products).
Milling
A process of reducing broken ore to a size at which concentrating can be undertaken (see also comminution).
Mine call factor (MCF)
The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling. The ratio of contained gold delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling.
Metallurgical recovery
factor (MetRF)
A measure of the efficiency in extracting gold from the ore.
Mineral deposit
A mineral deposit is a concentration (or occurrence) of material of possible economic interest in or on the
Earth’s crust.
Mining recovery factor
(MRF)
This factor reﬂects a mining efficiency factor relating the recovery of material during the mining process and is the variance between the tonnes called for in the mining design and what the plant receives. It is expressed in both a grade and tonnage number.
Modifying factors
Considerations used to convert Measured and Indicated Mineral Resource to Ore Reserve. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.
Net present value (NPV)
The difference between the present value of cash inﬂows and the present value of cash outﬂows.
Ore Reserve
Although the term Mineral Reserve is used throughout the SAMREC Code, it is recognised by the Code that the term Ore Reserve is synonymous with Mineral Reserve. AngloGold Ashanti elects to use Ore Reserve in its reporting.
Ounce (oz) (Troy)
Imperial measure of mass specifically used for precious metals and still the standard measure of mass in the gold industry. A kilogram is equal to 32.1507 troy ounces. A troy ounce is equal to 31.1035 grams.
Páramo
Alpine tundra ecosystem/alpine moorland.
Precipitate
The solid product formed when a change in solution chemical conditions results in conversion of some pre-dissolved ions into solid state.
Prefeasibility study (PFS)
A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a Competent Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A PFS is at a lower confidence level than a FS (SAMREC 2016).
Probable Ore Reserve
The economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource.
The confidence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a Proved Mineral Reserve (SAMREC 2016).
Proved Ore Reserve
The economically mineable part of a Measured Mineral Resource. A Proved Mineral Reserve implies a high degree of confidence in the modifying factors. (SAMREC 2016).
Reclamation
In the South African context, reclamation describes the process of reclaiming tailings dumps using high-
pressure water cannons to form a slurry which is pumped to the metallurgical plants for processing.

SOUTH AFRICA
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Recovered grade
The recovered mineral content per unit of ore treated.
Reef
A gold-bearing horizon, sometimes a conglomerate band, that may contain economic levels of gold. Reef can also be any significant or thick gold bearing quartz vein.
Refining
The final purification process of a metal or mineral to a saleable form.
Region
Defines the operational management divisions within AngloGold Ashanti, namely South Africa, Continental
Africa (DRC, Ghana, Guinea, Mali and Tanzania), Australia and the Americas (Argentina, Brazil and
Colombia).
Rehabilitation
The process of returning disturbed land to a stable, productive or self-sustaining condition requiring no ongoing maintenance to meet the post-mining land use objectives and taking into account beneficial uses of the site and surrounding land. Rehabilitation objectives are generally defined in environmental permits but are typically amended during the operational phase of projects through stakeholder engagement processes to ensure post mining land uses are congruent with surrounding and regional land use plans. Rehabilitation methods can vary by location owing to the extent of disturbance and geo-climatic factors and include, among others, the processes of remediation, revegetation and restoration, to address issues such as soil, ground and surface water, contamination, soil erosion and revegetation.
Resource modification factor
(RMF)
This factor is applied when there is an historic reconciliation discrepancy in the Mineral Resource model.
For example, between the Mineral Resource model tonnage and the grade control model tonnage. It is expressed in both a grade and tonnage number.
Seismic event
A sudden inelastic deformation within a given volume of rock that radiates detectable seismic energy.
Shaft
A vertical or subvertical excavation used for accessing an underground mine for transporting personnel, equipment and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit.
Smelting
A pyro-metallurgical operation in which gold precipitate from electro-winning or zinc precipitation is further separated from impurities.
Selective mining unit (SMU)
The smallest unit that can be mined at a particular operation with the equipment available at that site, reﬂecting the intended or proposed mining selectively.
Stope
An underground excavation where ore is extracted.
Stoping
The process of excavating ore underground.
Stripping ratio
The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.
Tailings
Finely ground rock of low residual value from which valuable minerals have been extracted.
Tailings storage facility
(TSF)/facilities (TSFs)
Dam facilities designed to store discarded tailings.
Tonne (t)
Used in metric statistics. Equal to 1,000 kilograms, the International System Units (SI) mass unit.
Tonnage
Quantity of material measured in tonnes.
Waste
Material that contains insufficient mineralisation for consideration for future treatment and, as such, is discarded.
GLOSSARY OF TERMS   C O N T I N U E D

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ABBREVIATIONS
°
Degrees
%
Percentage
$
United States dollars
3D
Three-dimensional space
AC
Aircore drilling
Ag
Silver
AGA
AngloGold Ashanti
AGACSM/AGA
Mineração
AngloGold Ashanti Córrego do Sítio Mineração
AGAG
AngloGold Ashanti (Ghana) Limited
AMSL
Above mean sea level
ANM
Agência Nacional de Mineração
ARS
Argentine peso
Au
Gold
AUD
Australian dollars
Barrick
Barrick Gold Corporation
BIOX
Bacterial oxidation
BMD
Below mine datum
BRL
Brazilian real
ca.
Circa (approximately)
CdS
Córrego do Sítio
CLR
Carbon Leader Reef
cm
Centimetres
cm.g/t
Centimetre grams per tonne
COP
Colombian peso
CPR
Competent Persons report(s)
Cu
Copper
CVSA
Cerro Vanguardia S.A.
DD
Diamond drilling
DRC
Democratic Republic of the Congo
EMP
Environmental Management Plan
EPA
Environmental Protection Agency
ESIA
Environmental and social impact assessment
FAusIMM
Fellow of the Australasian Institute of Mining and
Metallurgy
g
Grams
GCS
George Cappendell Shaft
GGB
Geita Greenstone Belt
GGM
Geita Gold Mine
Guinea
Republic of Guinea
g/t
Grams per tonne
ha
Hectare
JORC
Australasian Code for Reporting Exploration
Results, Mineral Resources and Ore Reserves
JSE
Johannesburg Stock Exchange Limited
JV
Joint venture
KCD
Karagba, Chauffeur and Durba
kg
Kilograms
koz
Thousand ounces
kozpa
Thousand ounces per annum
kt
Thousand tonnes
kg/t
Kilograms per tonne
km
Kilometres
km
2
Square kilometre
KMS
Kwezi Mensah Shaft
ktpa
Kilo tonnes per annum
lb
Pounds
LIB
Long inclined borehole
LUC
Localised uniform conditioning
M or m
Metre or million, depending on the context
m
2
Square metre
m
3
Cubic metre
Ma
Mega-annum
MAusIMM
Member of the Australasian Institute of Mining
and Metallurgy
MCH
Meta-chert
Mlb
Million pounds
Mo
Molybdenum
Moz
Million ounces
MPRDA
Mineral and Petroleum Resources
Development Act
mRL
Metres relative level
MSG
Mineração Serra Grande
MSO
Mineable Shape Optimiser
Mt
Million tonnes
Mtpa
Million tonnes per annum
Mtpm
Million tonnes per month
MW
Mega watt
MWS
Mine Waste Solutions
NSR
Net Smelter Return
oz/t
ounces per tonne
POX
Pressure oxidation
QA/QC
Quality Assurance/Quality Control
RCubed
Mineral Resource and Ore Reserve Reporting
System
R or ZAR
South African rand
Randgold
Randgold Resources Limited
RC
Reverse circulation drilling
RGB
Red-green-blue
ROM
Run-of-mine
RRSC
Mineral Resource and Ore Reserve Steering
Committee
S
Sulphur
SACNASP
South African Council for Natural Scientific
Professions
SAG
Société Ashanti Goldfields de Guinea
SAG mills
Semi-autogeneous grinding mills
SAGC
South African Geomatics Council
SAMREC
The South African Code for the Reporting of
Exploration Results, Mineral Resources and
Mineral Reserves
SEMOS
Société d’Exploration des Mines d’Or de
Sadiola SA
SEC
United States Securities and Exchange
Commission
SFZ
Sadiola Fracture Zone
SOKIMO
Société Minière de kilo-Moto
SOMIQ
Société Minière Internationale du Quebéc
SOX
Sarbanes-Oxley (Act of 2002)
SSP
Sadiola Sulphide project
tpd
Tonnes per day
U
3
O
8
Uranium oxide
UC
Uniform conditioning
VCR
Ventersdorp Contact Reef
VR
Vaal Reef
WUDLs
Western Ultra-deep Levels

SOUTH AFRICA
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ADMINISTRATIVE INFORMATION

ADMINISTRATIVE INFORMATION
FOR PROFESSIONAL ORGANISATIONS
AusIMM
The Australasian Institute of Mining and Metallurgy
PO Box 660, Carlton South, Victoria 3053, Australia
Telephone: +61 (3) 9658 6100
Facsimile: +61 (3) 9662 3662
www.ausimm.com
The Geological Society
The Geological Society of London
Burlington House, Piccadilly, London W1J 0BG
Telephone: +44 (0)20 7434 9944
www.geolsoc.org.uk
GSSA
The Geological Society of South Africa
PO Box 91230, Auckland Park 2006, Johannesburg, South Africa
Telephone: +27 (11) 358 0028
www.gssa.org.za
SAGC
South African Geomatics Council
P O Box 752799, Garden View 2047, Gauteng, South Africa
Telephone: +27 (11) 626 1040/1080
Facsimile: +27 (11) 626 2007
www.sagc.org.za
SACNASP
South African Council for Natural Scientific Professions
Private Bag X540, Silverton 0127, Gauteng, South Africa
Telephone: +27 (12) 748 6500
Facsimile: +27 (86) 206 0427
www.sacnasp.org.za
SAIMM
The Southern African Institute of Mining and Metallurgy
PO Box 61127, Marshalltown 2107, Gauteng, South Africa
Telephone: +27 (11) 834 1273/7
Facsimile: +27 (11) 838 5923/8156
www.saimm.co.za
SME
Society for Mining, Metallurgy & Exploration
12999 E. Adam Aircraft Circle, Englewood, CO 80112, United States
Telephone (toll free – U.S. only): +1 800 958 1550
Main number: +1 720 574 1256
Facsimile: +1 303 973 3845
www.smenet.org

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FORWARD-LOOKING STATEMENTS
Certain statements contained in this document, other than
statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold
Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold
Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold
Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although
AngloGold Ashanti believes that the expectations reﬂected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, (including as a result of the covid-19 pandemic), the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, ﬂuctuations in gold prices and exchange rates, (including as a result of the covid-19 pandemic), the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F filed with the United States Securities and Exchange Commission.
These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold
Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reﬂect events or circumstances after the date hereof or to reﬂect the occurrence of unanticipated events, except to the extent required by applicable law.
All subsequent written or oral forward-looking statements
attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial
measures. AngloGold Ashanti utilises certain Non-GAAP
performance measures and ratios in managing its business.
Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash ﬂow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled
measures other companies may use.

SOUTH AFRICA
AMERICAS
AUSTRALIA
ADMINISTRATIVE INFORMATION

ADMINISTRATION AND CORPORATE INFORMATION
AngloGold Ashanti Limited
Registration No. 1944/017354/06
Incorporated in the Republic of
South Africa
Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD
JSE Sponsor:
The Standard Bank of South Africa Limited
Auditors:
Ernst & Young Inc.
Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4600
Fax: +61 8 9425 4662
Ghana
Gold House,
Patrice Lumumba Road
(PO Box 2665)
Accra,
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155
Directors
Executive
KPM Dushnisky
§
(Chief Executive Officer)
KC Ramon
^
(Chief Financial Officer)
Non-executive
SM Pityana
^
(Chairman)
AM Ferguson *
AH Garner
#
R Gasant
^
NP January-Bardill
^
NVB Magubane
^
M Ramos
^
MDC Richter
#
RJ Ruston ~
JE Tilk
§
* British
§
Canadian
#
American
~ Australian
^
South African
Officers
Executive Vice President: General Counsel,
Compliance and Company Secretary
ME Sanz Perez
Investor Relations contacts
Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com
Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 78 364 2080
E-mail: fmgidi@anglogoldashanti.com
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 82 821 5322
E-mail: yrchowthee@anglogoldashanti.com
General e-mail enquiries
Investors@anglogoldashanti.com
AngloGold Ashanti website
www.anglogoldashanti.com
Company secretarial e-mail
Companysecretary@anglogoldashanti.com
Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(Private Bag X9000, Saxonwold, 2132)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com
Australia
Computershare Investor Services
Pty Limited
Level 11, 172 St George’s Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949
(Australia only)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra,
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975
ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866 244 4140
(Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail:
shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLOGOLD ASHANTI
Telephone: +1-888-BNY-ADRS
4499/19

2019
<R&R>
CONTINENTAL AFRICA
INTRODUCTION

SOUTH AFRICA AMERICAS AUSTRALIA ADMINISTRATIVE INFORMATION

www.anglogoldashanti.com
www.aga-reports.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2020
By:
/s/ M E SANZ PEREZ
Name:
Title:
M E Sanz Perez
EVP: Group Legal, Commercial & Governance
AngloGold Ashanti Limited